As filed with the Securities and Exchange Commission on June 27, 2008

                                                1933 Act File No. 333-120945
                                                 1940 Act File No. 811-21458

                       U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM N-2

                        (CHECK APPROPRIATE BOX OR BOXES)

  [X]    REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

  [ ]           PRE-EFFECTIVE AMENDMENT NO.

  [X]           POST-EFFECTIVE AMENDMENT NO. 4

                            AND

  [X]    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

  [X]           AMENDMENT NO. 7

                           MAN-GLENWOOD LEXINGTON TEI, LLC
                           -------------------------------
                 (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

                 123 N. WACKER DRIVE, 28TH FLOOR, CHICAGO, IL 60606
                 --------------------------------------------------
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                 (312) 881-6500
                                 --------------
              (REGISTRANT'S TELEPHONE NUMBER, INCLUDING AREA CODE)

------------------------------------------------------------------------------

                                KIRSTEN GANSCHOW
                         123 N. WACKER DRIVE, 28TH FLOOR
                                CHICAGO, IL 60606
                                -----------------
                     (NAME AND ADDRESS OF AGENT FOR SERVICE)

                          COPIES OF COMMUNICATIONS TO:

                            MICHAEL S. CACCESE, ESQ.
                 KIRKPATRICK & LOCKHART PRESTON GATES ELLIS LLP
                        ONE STATE STREET FINANCIAL CENTER
                               ONE LINCOLN STREET
                           BOSTON, MASSACHUSETTS 02111

      APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. [X]

      It is proposed that this filing will become effective (check appropriate box):

             [X] when declared effective pursuant to Section 8(c)


      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

      Man-Glenwood Lexington Associates Portfolio, LLC, as the master fund in which the Registrant indirectly invests substantially all of its assets, has also executed this Registration Statement.

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE
 SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES
    EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES
 IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO NOTIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                              SUBJECT TO COMPLETION

                                 [GLENWOOD LOGO]
                                   [MAN LOGO]

                                   PROSPECTUS

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                              Class A and Class I
                  Units of Limited Liability Company Interests

Man-Glenwood Lexington TEI, LLC ("TEI") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. TEI indirectly invests substantially all of its investable assets in Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"), a separate closed-end, non-diversified, management investment company with the same investment objectives as TEI. Glenwood Capital Investments, L.L.C. serves as the Portfolio Company's investment adviser (the "Adviser"). TEI is designed solely for investment by tax exempt and tax deferred investors.


                                                            PROCEEDS TO
                 PRICE TO PUBLIC(1)     SALES LOAD(2)       REGISTRANT(3)
                 ------------------     --------------      ------------
Per Class A Unit     Current NAV           3.00%               Amount
                                                             invested at
                                                             current NAV
--------------------------------------------------------------------------------
Per Class I Unit     Current NAV            NONE               Amount
                                                             invested at
                                                             current NAV
--------------------------------------------------------------------------------
      Total          $200,000,000        $6,000,000          $194,000,000
--------------------------------------------------------------------------------

(1) Units of TEI are offered at the current net asset value, which varies.

(2) Investments in Class A Units of less than $100,000 are subject to a sales load of 3%, investments in Class A Units of $100,000 or more and less than $300,000 are subject to a sales load of 2%, investments in Class A Units of $300,000 or more and less than $500,000 are subject to a sales load of 1% and investments in Class A Units of $500,000 or more are not subject to a sales load. Any sales load is computed as a percentage of the public offering price. Under a right of accumulation offered by TEI, the amount of each additional investment in Class A Units by a member of TEI (a "Member") will be aggregated with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington, LLC) and any other additional investments by the Member in determining the applicable sales load at the time of such investment. No sales load will be charged to certain types of investors purchasing Class A Units. No sales load will be charged on investments in Class I Units. See "Distribution Arrangements."

(3) Total proceeds to Registrant assume that all registered Class A Units and Class I Units will be sold in a continuous offering and the maximum sales load is incurred, as applicable. The proceeds may differ from those shown if other than the maximum load is paid on average, the then-current net asset value at which Class A Units and/or Class I Units are sold varies from that shown and/or if additional Class A Units and/or Class I Units are registered.

Man Investments Inc. (the "Distributor") acts as the distributor of units of limited liability company interests ("Units") in two separate classes designated as Class A ("Class A Units") and Class I ("Class I Units") on a best efforts basis, subject to various conditions. All Units issued in a single class prior to August 1, 2006 were automatically converted to, and designated as, Class A Units on August 1, 2006. Units may be purchased through the Distributor or through brokers or dealers that have entered into selling agreements with the Distributor. Neither the Distributor nor any other broker or dealer is obligated to buy from TEI any of the Units. The Distributor (or one of its affiliates) may pay from its own resources additional compensation, commissions or promotional incentives, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers, and to investor service providers, including investment advisors, for ongoing investor servicing. Such payments may be made for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend TEI instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

In making an investment decision, an investor must rely upon his, her or its own examination of TEI and the terms of the offering, including the merits and risks involved and the fees and expenses of Class A Units and Class I Units, as described in this prospectus (the "Prospectus").

The Units are subject to substantial restrictions on transferability and resale and may not be transferred or resold except as permitted under TEI's Limited Liability Company Agreement (the "LLC Agreement"), the Securities Act of 1933, as amended (the "1933 Act"), and applicable state securities laws, pursuant to registration or exemption from these provisions. To provide a limited degree of liquidity to investors, TEI may from time to time offer to repurchase Units pursuant to written tenders by investors. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board of Managers of TEI, in its sole discretion. However, investors do not have the right to require TEI to repurchase any or all of their Units.

The Units have not been approved or disapproved by the Securities and Exchange Commission (the "SEC") or any other U.S. federal or state governmental agency or regulatory authority or any national securities exchange. No agency, authority, or exchange has passed upon the accuracy or adequacy of this Prospectus or the merits of an investment in the Units. Any representation to the contrary is a criminal offense.

TEI's investment objectives are:

    o To preserve capital, regardless of what transpires in the U.S. or global financial markets.

    o To generate attractive returns and thereby increase investors' wealth.

    o To produce returns which have low correlation with major market indices.

                                              [_____________, 2008]

                                   [Wave logo]

TEI invests substantially all of its investable assets in Man-Glenwood Lexington TEI, LDC (the "Offshore Fund"), a Cayman Islands limited duration company with the same investment objectives as TEI. The Offshore Fund in turn invests substantially all of its investable assets in the Portfolio Company, a registered investment company with the same investment objectives as the Offshore Fund and TEI. The Offshore Fund serves solely as an intermediate entity through which TEI invests in the Portfolio Company. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the investable assets. The Offshore Fund is recognized as a corporation under tax laws of the United States and the Cayman Islands. The above structure, as discussed in this Prospectus, should enable tax-deferred and tax-exempt investors to invest in TEI without receiving certain income in a form that would otherwise be taxable to such investors regardless of their tax- deferred or tax-exempt status. The structure is covered by a pending U.S. patent application. There can be no assurance that the positions of TEI relating to the consequences of its investment transactions will be accepted by the tax authorities. The Portfolio Company emphasizes efficient allocation of investor capital across a range of investment strategies, selecting pooled investment vehicles such as limited partnerships (collectively, the "Hedge Funds") managed by independent investment managers (the "Hedge Fund Managers"). The Adviser is registered with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"), and is also registered as a "commodity trading advisor" and a "commodity pool operator" with the Commodity Futures Trading Commission ("CFTC") and is a member of the National Futures Association. To the extent described in this Prospectus, TEI, indirectly through the Portfolio Company, may invest in futures.

TO ALL INVESTORS

No person has been authorized to make any representations concerning TEI that are inconsistent with those contained in this Prospectus. Prospective investors should not rely on any information not contained in this Prospectus, the statement of additional information (the "SAI"), or the accompanying exhibits. This Prospectus is intended solely for the use of the person to whom it has been delivered for the purpose of evaluating a possible investment by the recipient in the Units and is not to be reproduced or distributed to any other persons (other than professional advisors of the prospective investor receiving this document). Prospective investors should not construe the contents of this Prospectus as legal, tax, or financial advice. Each prospective investor should consult his, her, or its own professional advisors as to the legal, tax, financial, or other matters relevant to the suitability of an investment in TEI for the investor.

AN INVESTMENT IN TEI INVOLVES A HIGH DEGREE OF RISK. IT IS POSSIBLE THAT AN INVESTOR MAY LOSE SOME OR ALL OF ITS INVESTMENT. BEFORE MAKING AN INVESTMENT DECISION, AN INVESTOR AND/OR ITS ADVISOR SHOULD (I) CONSIDER THE SUITABILITY OF THIS INVESTMENT WITH RESPECT TO ITS INVESTMENT OBJECTIVES AND PERSONAL SITUATION AND (II) CONSIDER FACTORS SUCH AS ITS PERSONAL NET WORTH, INCOME, AGE, RISK TOLERANCE, AND LIQUIDITY NEEDS. SHORT-TERM INVESTORS AND INVESTORS WHO CANNOT BEAR THE LOSS OF SOME OR ALL OF THEIR INVESTMENT OR THE RISKS ASSOCIATED WITH THE LIMITED LIQUIDITY OF AN INVESTMENT IN TEI SHOULD NOT INVEST IN TEI.

This Prospectus concisely provides the information that a prospective investor should know about TEI before investing. You are advised to read this Prospectus carefully and to retain it for future reference. Additional information about TEI, including the SAI dated [_____________, 2008] has been filed with the SEC. The SAI, TEI's most recent annual and semi-annual reports and other information about TEI are available upon request and without charge by writing TEI at the address above or by calling TEI at (800) 838-0232. Investors may also call (800) 838-6032 with inquiries. The SAI is incorporated by reference into this Prospectus in its entirety. The table of contents of the SAI appears on page 50 of this Prospectus. TEI maintains a website designed primarily to provide investment information to current investors who have been issued passwords. Accordingly, TEI does not make the SAI or its annual or semi-annual reports available on that website. The SAI, and other information about TEI, including its annual and semi-annual reports, is also available on the SEC's website (http://www.sec.gov). The address of the SEC's Internet site is provided solely for the information of prospective investors and is not intended to be an active link. Units are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other government agency.

You should rely only on the information contained in this Prospectus. TEI has not authorized anyone to provide you with different information. TEI is not making an offer of Units in any state or other jurisdiction where the offer is not permitted. You should not assume that the information provided by this Prospectus is accurate as of any date other than the date on the front of this Prospectus. TEI is required to supplement this Prospectus to disclose any material changes in the information provided herein.

FOR A DISCUSSION OF CERTAIN RISK FACTORS AND SPECIAL CONSIDERATIONS WITH RESPECT TO OWNING UNITS, SEE "RISK FACTORS" BEGINNING ON PAGE 17 AND "TEI" ON PAGE 24 OF THIS PROSPECTUS.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                          Page i

                                TABLE OF CONTENTS

      PROSPECTUS SUMMARY.......................................   1
      SUMMARY OF FEES AND EXPENSES.............................  13
      FINANCIAL HIGHLIGHTS.....................................  15
      RISK FACTORS.............................................  17
        Principal Risk Factors Relating to TEI's Structure.....  17
        Principal Risk Factors Relating to Types of Investments
           and Related Risks...................................  19
        Limits of Risk Disclosures.............................  24
      TEI......................................................  24
        Offshore Fund..........................................  25
        Portfolio Company......................................  25
      INVESTMENT PROGRAM.......................................  26
        Investment Objectives..................................  26
        Investment Policies....................................  27
        Investment Strategies..................................  27
        Allocation Among Investment Strategies.................  30
        Leverage...............................................  30
        Investment Selection...................................  31
        Evaluation of Hedge Fund Managers and Investments......  32
      MANAGEMENT OF TEI, THE OFFSHORE FUND AND THE PORTFOLIO
        COMPANY................................................  33
        General................................................  33
        Administrative, Accounting, Custody, Transfer Agent,
           and Registrar Services..............................  35
        Investor Servicing Arrangements........................  35
      HEDGE FUND MANAGERS......................................  36
      SUBSCRIPTIONS FOR UNITS..................................  36
        Subscription Terms.....................................  36
        Investor Qualifications................................  37
      REPURCHASES AND TRANSFERS OF UNITS.......................  38
        No Right of Redemption.................................  38
        Repurchases of Units...................................  38
        Repurchase Procedures..................................  39
        Mandatory Repurchase by TEI............................  40
      CALCULATION OF NET ASSET VALUE...........................  40
      UNITS AND CAPITAL ACCOUNTS...............................  43
        General................................................  43
        Allocation of Net Profits and Losses...................  43
        Allocation of Special Items............................  43
        Reserves...............................................  43
      VOTING...................................................  43
      TAXES....................................................  44
        Tax Treatment of Fund Operations.......................  44
      DISTRIBUTION ARRANGEMENTS................................  48
        General................................................  48
        Purchase Terms.........................................  48
      GENERAL INFORMATION......................................  49
      TABLE OF CONTENTS OF THE SAI.............................  50
      APPENDIX A: INVESTOR CERTIFICATION.......................  A-1
      APPENDIX B: PERFORMANCE INFORMATION......................  B-1
      APPENDIX C: LLC AGREEMENT................................  C-1

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                         Page ii

PROSPECTUS SUMMARY

The following is only a summary of this Prospectus and does not contain all of the information that you should consider before investing in TEI. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information ("SAI").

THE FUND

Man-Glenwood Lexington TEI, LLC ("TEI") is a Delaware limited liability company that is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. TEI invests substantially all of its investable assets in Man-Glenwood Lexington TEI, LDC (the "Offshore Fund"), a limited duration company organized under the laws of the Cayman Islands that has the same investment objectives as TEI. The Offshore Fund in turn invests substantially all of its investable assets in Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"), a separate closed-end, non-diversified, management investment company with the same investment objectives as TEI. Glenwood Capital Investments, L.L.C. serves as the Portfolio Company's investment adviser (the "Adviser").

TEI is designed solely for investment by tax-exempt and tax-deferred investors ("tax-exempt investors"). The above structure, as discussed below, should enable tax-exempt investors to invest in TEI without receiving certain income in a form that would otherwise be taxable to such investors regardless of their tax-exempt or tax-deferred status. There can be no assurance that the positions of TEI relating to the consequences of its investment transactions will be accepted by the tax authorities.

TEI offers and sells units of limited liability company interests (the "Units"), in two separate classes designated as Class A ("Class A Units") and Class I ("Class I Units"), in larger minimum denominations (compared to open-end mutual funds) to tax-exempt and tax-deferred Eligible Investors (as defined below). All Units issued in a single class prior to August 1, 2006, which Units are identical to Class A Units in terms of rights accorded and fees borne, were automatically converted to, and designated as, Class A Units on August 1, 2006. Unlike many private investment funds, however, TEI is able to offer Units without limiting the number of investors who may participate in its investment program. TEI is offered only to certain Eligible Investors, which include: (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities ((1) through (6) collectively, "Eligible Investors"). Eligible Investors also must meet certain additional criteria set forth below.

Only those Eligible Investors that (i) compensate their financial intermediaries directly for their services, or (ii) in the case of certain institutional investors, invest directly through the Distributor, may purchase Class I Units. Different classes of Units are subject to differing fees and expenses. See "Summary of Fees and Expenses."

Eligible Investors who purchase Units in the offering, and other persons who acquire Units and are admitted to TEI by its Board of Managers (each individually a "Manager" and collectively the "Board"), will become members of TEI (the "Members").

INVESTMENT OBJECTIVE AND PRINCIPAL STRATEGIES

TEI, the Offshore Fund and the Portfolio Company's investment objectives are:

    o To preserve capital, regardless of what transpires in the U.S. or global financial markets.

    o To generate attractive returns and thereby increase investors' wealth.

    o To produce returns which have low correlation with major market indices.

TEI attempts to achieve its objectives by investing substantially all of its investable assets, through the Offshore Fund, in the Portfolio Company, which utilizes a multi-strategy, multi-manager approach to attain these objectives. The Portfolio Company emphasizes efficient allocation of investor capital among

                                     Man-Glenwood Lexington TEI, LLC Prospectus
hedge funds and other pooled investment vehicles such as limited partnerships (collectively, the "Hedge Funds") with a range of investment strategies, managed by independent investment managers (the "Hedge Fund Managers"). The Adviser believes that there are benefits to be derived from exposure to a broad range of Hedge Funds and investment strategies and that the fund of funds approach maximizes the potential for stable, positive returns over a full economic cycle.

Certain Hedge Fund Managers borrow money, trade securities or futures on margin or leverage their investments through various means. The Portfolio Company may employ short-term borrowing to facilitate additional subscriptions for and redemptions of Units. TEI is authorized to borrow money to meet repurchase requests and for cash management purposes, but does not expect to ordinarily conduct such activity. In addition, the Portfolio Company may leverage its investments with the Hedge Fund Managers through bank borrowing in an amount not expected to exceed 20% of gross assets. Such borrowings are subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. See "Risk Factors - Principal Risk Factors Relating to Types of Investments and Related Risks - Use of Leverage" and "Investment Program - Investment Strategies."

TEI offers Eligible Investors the following potential advantages:

  - Spreading of risk across a number of investment strategies, Hedge Fund Managers, Hedge Funds, and markets.

  - Professional selection and evaluation of Hedge Funds and Hedge Fund Managers. The principals of the Adviser have extensive experience in applying a broad range of multi-strategy investment approaches.

  - Ability to invest with Hedge Fund Managers whose minimum account size is higher than most individual investors would be willing or able to commit.

  -  Limited liability.

  - Not incurring unrelated business taxable income ("UBTI"), which would be taxable income to otherwise tax-exempt or tax-deferred entities.

  -  Administrative convenience.

The Portfolio Company's investment process involves the Adviser's identification of Hedge Funds, investment strategies, and Hedge Fund Managers that it considers to have excellent risk-adjusted returns and attractive correlation characteristics. The Adviser then allocates the Portfolio Company's capital among Hedge Funds, investment strategies, and Hedge Fund Managers and tracks their ongoing performance. Among the investment strategies that may be pursued by Hedge Funds that the Adviser selects for the Portfolio Company are the following:

  - Equity Hedge

  - Event-Driven

  - Distressed & Credit

  - Relative Value

  - Variable Equity

  - Commodity and Macro

The Adviser anticipates that the Portfolio Company will continuously maintain investments in several different strategies directed by a number of Hedge Fund Managers. Each investment strategy may be represented in the Portfolio Company's portfolio by one or more Hedge Funds. In selecting an investment strategy, the Adviser evaluates the effect of investing in such strategy on the overall asset allocation of the Portfolio Company. Emphasis is given to the degree to which an investment strategy's performance is expected to be independent of the performance of strategies already being used by Hedge Funds represented in the Portfolio Company.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                         Page 2

Allocations will depend on the Adviser's assessment of the likely risks and returns of various investment strategies that the Hedge Funds utilize and the likely correlation among the Hedge Funds under consideration. The Adviser uses a combination of qualitative and proprietary quantitative screens to efficiently distill the universe of thousands of hedge fund managers down to a shorter list of the "best" prospects, those that the Adviser believes have the greatest potential to add value to its portfolios. It then conducts due diligence on these prospects by evaluating the investment processes and by focusing on each of these managers as a small dynamic business. The Adviser evaluates the challenges and potential hurdles it believes each manager might face and its ability to successfully navigate such hurdles.

The Adviser reviews the performance of the Portfolio Company's Hedge Funds and Hedge Fund Managers on a regular basis. Hedge Fund Managers are frequently contacted for their analysis of significant events as they relate to their investment strategies and influence their investment decisions. The Adviser also makes periodic comparative evaluations of Hedge Fund Managers and other managers utilizing similar investment strategies.

If a Hedge Fund Manager's relative performance is poor or if significant changes occur in a Hedge Fund Manager's approach or investments, the capital allocation to that Hedge Fund Manager may be reduced or withdrawn. The allocations of the Portfolio Company's assets among different Hedge Funds, investment strategies, and Hedge Fund Managers are adjusted from time to time to reflect the Adviser's analysis of which Hedge Funds, investment strategies, and Hedge Fund Managers are best suited to current market conditions.

The Adviser also has the authority to make certain investments directly on behalf of the Portfolio Company. This authority may be used, among other reasons, to make investments in consultation with a potential Hedge Fund Manager with whom the Portfolio Company has not yet opened a formal account. In such event, the potential Hedge Fund Manager would usually receive from the Portfolio Company a consulting fee or salary for his services.

As set forth above, TEI attempts to achieve its objective by investing substantially all of its investable assets, through the Offshore Fund, in the Portfolio Company, which utilizes a multi-strategy, multi-manager approach that emphasizes efficient allocation of capital across a range of Hedge Funds and Hedge Fund strategies.

See "Investment Program."

ERISA PLANS AND OTHER TAX-EXEMPT ENTITIES

Because the Portfolio Company, in which TEI invests substantially all of its investable assets through investment in the Offshore Fund, and the Hedge Funds may use leverage, tax-exempt investors subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and other tax-deferred and tax-exempt investors, ordinarily could incur income tax liability to the extent that the Portfolio Company's transactions are treated as giving rise to UBTI. TEI, however, because of its structure, should not pass UBTI on to its investors, and is designed as an investment for tax-exempt and tax-deferred investors, such as Eligible Investors. See "Taxes."

OFFSHORE FUND

The Offshore Fund is interposed between TEI and the Portfolio Company and serves as an intermediate entity so that any UBTI that would otherwise result from certain investment activities of the Portfolio Company, through the Hedge Funds, is not ultimately incurred by a Member. The Offshore Fund is organized as a limited duration company (an "LDC") in the Cayman Islands. The Offshore Fund has two members: TEI, which serves as the managing member, and the Adviser, which holds only a nominal non-voting interest in the Offshore Fund. TEI and the Adviser have delegated all management of the Offshore Fund to TEI, and TEI is the managing member of the Offshore Fund. The Offshore Fund has no independent investment discretion or other decision-making capabilities and effectively is controlled by the Board of TEI. As an LDC, the Offshore Fund offers its members limited liability and is treated as a corporation under the taxation laws of the Cayman Islands and the United States. Income received by the Offshore Fund will be subject to U.S. income tax to the extent that it is U.S.-source income subject to withholding tax. The Offshore Fund earnings will be distributed to TEI as dividend income. Such dividend income will not constitute UBTI to Members of TEI. Tax-exempt investors therefore should not receive UBTI that would otherwise be taxable income despite their tax-deferred or tax-exempt status. The Offshore Fund may be subject to United States withholding and income tax with respect to its allocable share of certain income of the Portfolio Company. Although this does not result in the receipt of UBTI by tax-exempt investors, it affects the investment return of the Offshore Fund. There can be no assurance that the positions of TEI relating to the consequences of its investment transactions will be accepted by the tax authorities. The

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

"Taxes" section of this Prospectus describes the tax risks posed by an investment in TEI. See "TEI - Offshore Fund," "Risk Factors" and "Taxes."

THE INVESTMENT ADVISER

The Adviser is an Illinois limited liability company and is registered with the Securities and Exchange Commission (the "SEC") as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Adviser is also registered with the Commodity Futures Trading Commission (the "CFTC") as a commodity pool operator and commodity trading advisor and is a member of the National Futures Association.

Since its inception in 1987 (through a predecessor firm), the Adviser has focused primarily on building multi-strategy, multi-manager fund of hedge fund portfolios. The Adviser has assembled a closely-knit team of investment management specialists with considerable experience in the hedge fund industry. It has also built an extensive network of industry contacts and a proprietary database with thousands of managers, enabling it to offer investors access to some of the finest investment management talent. Its rigorous portfolio construction process and disciplined investment management approach have earned the Adviser its reputation as a leading, established provider of multi-strategy, multi-manager funds of hedge funds.

The Adviser, which was founded through a predecessor firm in 1987, advises approximately $6.4 billion (as of March 31, 2008), on a discretionary and non-discretionary basis, for both private clients and large institutional investors around the world. Since October 2000, the Adviser has been a wholly owned subsidiary of Man Group plc, a company listed on the London Stock Exchange ("EMG") and a constituent of the FTSE 100 index of leading UK stocks. Man Group plc is a leading global provider of alternative investment products and solutions for private and institutional investors worldwide, seeking to deliver absolute returns with a low correlation to equity and bond market benchmarks. The Man Group has an extensive history of product development and structuring, and an extensive global investor service and distribution network. The Man Group employs 1,600 people in 13 countries, with key centers in London and Pfaeffikon, Switzerland, and offices in Chicago, Dubai, Hong Kong, Montevideo, Nassau, New York, Singapore, Sydney, Tokyo and Toronto.

The Adviser is responsible for the day-to-day management of the Portfolio Company and for the allocation of the Portfolio Company's assets to various Hedge Funds, subject to policies adopted by the Board. The principals of the Adviser will devote such time to the ongoing operations of the Portfolio Company as they deem advisable in order to implement and monitor the Portfolio Company's investment program.

See "Management of TEI, the Offshore Fund and the Portfolio Company - General."

MANAGEMENT FEE

The Portfolio Company pays the Adviser a quarterly fee (the "Management Fee") computed at the annual rate of 1.75% of the aggregate value of its outstanding Units (which applies to both Class A Units and Class I Units) determined as of the last day of each month and payable quarterly (before any repurchases of Units). See "Management of TEI, the Offshore Fund and the Portfolio Company - General."

ADMINISTRATION FEES

The Adviser provides certain administrative services to TEI and to the Offshore Fund and the Portfolio Company. The Offshore Fund has minimal expenses and the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund. Under the terms of services agreements (the "Services Agreements") between TEI and the Adviser applicable to Class A Units (the "Class A Service Agreement") and Class I Units (the "Class I Service Agreement"), respectively, the Adviser provides certain services to each class of Units. In consideration of these services related to Class A Units, TEI pays the Adviser a quarterly fee computed at the annual rate of 0.25% of the aggregate value of outstanding Class A Units determined as of the last day of each calendar month and paid quarterly (the "Services Fee"). No Services Fee is incurred by Class I Units and all such costs are borne by the Adviser.

In addition to the administrative services provided by the Adviser, SEI Investments Global Funds Services provides certain other administrative services to TEI, the Offshore Fund and the Portfolio Company. To the extent that the Offshore Fund incurs charges for these services, the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund. In consideration of these services, TEI pays SEI Investments Global Funds Services a quarterly fee which is not expected to exceed an annual rate of up to 0.25% of

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the aggregate  value of all outstanding  Units  determined as of the last day of each calendar month (before any repurchases of Units) and paid quarterly (the "Accounting and Other Services Fee"), a portion of which is paid by the Portfolio Company. The Accounting and Other Services Fee is charged to both Class A Units and Class I Units. See "Management of TEI, the Offshore Fund and the Portfolio Company - Administrative, Accounting, Custody, Transfer Agent, and Registrar Services."

INVESTOR DISTRIBUTION AND SERVICING FEE

Under the terms of investor distribution and servicing agreements (the "Investor Servicing Agreements") between TEI and Man Investments Inc. (the "Distributor") applicable to Class A Units (the "Class A Investor Servicing Agreement") and Class I Units (the "Class I Investor Servicing Agreement"), respectively, the Distributor is authorized to retain broker-dealers and certain financial advisors for distribution services and to provide ongoing investor services and account maintenance services to Members purchasing Class A Units and Class I Units that are their customers ("Investor Service Providers"). These services include, but are not limited to, handling Member inquiries regarding TEI (e.g., responding to questions concerning investments in TEI, capital account balances, and reports and tax information provided by TEI); assisting in the enhancement of relations and communications between Members and TEI; assisting in the establishment and maintenance of Member accounts with TEI; assisting in the maintenance of TEI records containing Member information; and providing such other information and Member liaison services as TEI or the Distributor may reasonably request.

Under the Class A Investor Servicing Agreement, TEI pays a quarterly fee computed at the annual rate of 0.50% of the aggregate value of outstanding Class A Units, determined as of the last day of each calendar month (before any repurchases of Class A Units) and paid quarterly (the "Investor Servicing Fee"), to the Distributor to reimburse it for payments made to Investor Service Providers and for the Distributor's ongoing investor servicing. Each Investor Service Provider is paid based on the aggregate value of outstanding Class A Units held by Members that receive services from such Investor Service Provider. Pursuant to the conditions of an exemptive order issued by the SEC, the Investor Servicing Fee is paid pursuant to a plan adopted by TEI in compliance with Rule 12b-1 under the 1940 Act with respect to Class A Units.

Pursuant to the Class I Investor Servicing Agreement, Class I Units are not subject to the Investor Servicing Fee. The Distributor may compensate any Investor Service Provider it retains to provide services to Class I Members from its own assets.

In addition, the Distributor (or one of its affiliates) may, from its own resources, make payments to broker-dealers and Investor Service Providers for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services with respect to either Class A or Class I. See "Management of TEI, the Offshore Fund and the Portfolio Company - Investor Servicing Arrangements."

INVESTOR ELIGIBILITY

Each investor will be required to represent that he, she, or it is acquiring Units directly or indirectly for the account of an "Eligible Investor." An Eligible Investor includes (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Code by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities. Eligible Investors also must meet certain additional criteria set forth below.

In addition, an Eligible Investor must also be one or more of the following:

  - Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $1,000,000;

  - Any employee benefit plan within the meaning of ERISA if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of ERISA, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total

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

     assets in excess of $1,000,000 or, if a self-directed plan, the investment decisions are made solely by persons that meet one of the other criteria listed below;

  - Any organization described in Section 501(c)(3) of the Code, not formed for the specific purpose of acquiring Units, with total assets in excess of $1,000,000;

  - A trust (i) with total assets in excess of $1,000,000, (ii) that was not formed for the purpose of investing in TEI, and (iii) of which the person responsible for directing the investment of assets in TEI has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

  - Any natural person whose individual net worth, or joint net worth with that person's spouse, immediately prior to the time of purchase exceeds $1,000,000;

  - Any natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

  - Any individual or entity that has an account managed by an investment advisor registered under the Advisers Act and the advisor is subscribing for Units in a fiduciary capacity on behalf of the account;

  -  A Manager or executive officer of TEI; or

  - An entity in which all of the equity owners meet the qualifications set forth above.

Only those Eligible Investors that (i) compensate their financial intermediaries directly for their services, or (ii) in the case of certain institutional investors, invest directly through the Distributor, may purchase Class I Units.

Existing Members subscribing for additional Units will be required to verify their status as Eligible Investors (including, as applicable, the qualifications to invest in Class I Units) at the time of the additional subscription. The qualifications required to invest in TEI (including, as applicable, the qualifications to invest in Class I Units) appear in an application form that must be completed by each prospective investor. See "Subscriptions for Units - Investor Qualifications."

With the exception of a seed money investment by the Adviser, which is required by law, TEI is only open to Eligible Investors as set forth above.

INVESTOR SUITABILITY

An investment in TEI involves substantial risks. It is possible that an investor may lose some or all of its investment. Before making an investment decision, an investor and/or its advisor should (i) consider the suitability of this investment with respect to its investment objectives and personal situation and
(ii) consider factors such as its personal net worth, income, age, risk tolerance, and liquidity needs. See "Risk Factors." Short-term investors and investors who cannot bear the loss of some or all of their investment or the risks associated with the limited liquidity of an investment in TEI should not invest in TEI.

THE OFFERING

TEI offers Units through the Distributor and through brokers and dealers that have entered into selling agreements with the Distributor. See "Distribution Arrangements." It is expected that Units will be offered and may be purchased on a monthly basis through December 1, 2009 or at such other times as may be determined by the Board. It is expected that beginning January 1, 2010, Units will be offered on a calendar quarterly basis or at such other times as may be determined by the Board. The Board may discontinue accepting subscriptions on a monthly or quarterly basis at any time.

TEI is offered in multiple classes of Units, which may be offered by separate prospectuses in the future. Class A Units and Class I Units are sold at the then-current net asset value per Class A Unit or Class I Unit, respectively, as of the date on which the subscription is accepted. It is expected that the net asset value of different classes of Units will vary over time as a result of the differing fees and expenses applicable to different classes. The minimum

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

initial investment in TEI by any Eligible Investor is $25,000, and the minimum additional investment in TEI by any Member is $10,000. TEI may accept investments for any lesser amount under certain circumstances. Certain selling brokers or dealers and financial advisors may impose higher minimums.

Investments in Class A Units of less than $100,000 are subject to a sales load of 3%; investments in Class A Units of $100,000 or more and less than $300,000 are subject to a sales load of 2%; investments in Class A Units of $300,000 or more and less than $500,000 are subject to a sales load of 1%; and investments in Class A Units of $500,000 or more are not subject to a sales load. Any sales load is computed as a percentage of the public offering price.

Under a right of accumulation offered by TEI, the amount of each additional investment in Class A Units by a Member will be aggregated with the amount of the Member's initial investment in Units (including investment in Man-Glenwood Lexington, LLC) and any other additional investments by the Member in determining the applicable sales load at the time of subsequent purchases of Class A Units. The right of accumulation also applies to investments in Units by an investor's spouse and investments for certain related accounts. In addition, no sales load will be charged to certain types of investors purchasing Class A Units. To be eligible to receive a waiver of the sales load on purchases of Class A Units, an investor must advise the Distributor or the selling broker or dealer when making an investment. See "Distribution Arrangements."

The full amount of the sales load charged on purchases of Class A Units is reallowed by the Distributor to selling brokers and dealers. In addition, the Distributor (or one of its affiliates) may pay from its own resources additional compensation, either at the time of sale or on an ongoing basis, to brokers and dealers in respect of Class A Units sold by such brokers and dealers.

No sales load is charged on purchases of Class I Units.

See "Subscriptions for Units - Subscription Terms," "Distribution Arrangements" and "Management of TEI, the Offshore Fund and the Portfolio Company - Investor Servicing Arrangements."

BORROWING AND USE OF LEVERAGE

The Portfolio Company may borrow money to leverage its investments in the Hedge Funds in an amount not expected to exceed 20% of gross assets. The Portfolio Company is also authorized to borrow money to meet repurchase requests, to make bridge financings of investments in Hedge Funds, and for cash management purposes. TEI is authorized to borrow money to meet repurchase requests and for cash management purposes, but does not expect to ordinarily conduct such activity. Borrowings by the Portfolio Company, other than certain short-term borrowings, are subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. See "Risk Factors
- Principal Risk Factors Relating to Types of Investments and Related Risks" and "Investment Program - Leverage."

CLOSED-END FUND STRUCTURE:  LIMITED LIQUIDITY AND TRANSFER RESTRICTIONS

TEI and the  Portfolio  Company  have been  organized as  closed-end  management investment companies. Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that closed-end fund shareholders do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more stringent regulatory limitations than closed-end funds. In particular, a mutual fund generally may not invest more than 15% of its assets in illiquid securities. TEI and the Portfolio Company believe that unique investment opportunities exist in the market for private securities and in private funds. However, these private investments are often illiquid. For this reason, TEI and the Portfolio Company are organized as closed-end funds. See "Risk Factors - Principal Risk Factors Relating to TEI's Structure - Limited Liquidity."

TEI will not list the Units on any securities exchange, and it is not expected that any secondary market will develop for the Units. Members will not be able to tender for repurchase their Units on a daily basis because TEI is a closed-end fund. In addition, Units are subject to transfer restrictions that permit transfers only to persons who are Eligible Investors or receive Units by gift or bequest and who hold their Units through brokers or dealers that have entered into shareholder servicing agreements with TEI. Brokers, dealers, or TEI may require substantial documentation in connection with a requested transfer of Units, and Members should not expect that they will be able to transfer Units at all. Attempted transfers may require a substantial amount of time to effect. Units may not currently be exchanged for shares of any other fund. As described below, however, in order to provide a limited degree of liquidity, TEI will consider whether to conduct quarterly repurchase offers for its outstanding Units. An investment in TEI is suitable only for investors who can bear the risks associated with the limited liquidity of the Units. Units should be viewed as a long-term investment. See "Risk Factors - Principal Risk Factors

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Relating to TEI's  Structure - Limited  Liquidity" and  "Principal  Risk Factors
Relating to Types of Investments and Related Risks - Illiquid Investments."

TENDER OFFERS AND OTHER REPURCHASES OF UNITS BY TEI

Because TEI is a closed-end fund, Members do not have the right to require TEI to repurchase any or all of their Units. To provide a limited degree of liquidity to investors, TEI may from time to time offer to repurchase Units pursuant to written tenders by Members. Repurchases will be made at such times, in such amounts, and on such terms as may be determined by the Board, in its sole discretion. In determining whether TEI should offer to repurchase Units, the Board will consider a variety of operational, business and economic factors. The Board expects that TEI will ordinarily offer to repurchase Units from Members quarterly, on each March 31, June 30, September 30, and December 31 (or, if any such date is not a business day, on the immediately preceding business day). See "Repurchases and Transfers of Units."

TEI's assets consist primarily of its interest in the Portfolio Company, which is held through the Offshore Fund. Therefore, in order to finance the repurchase of Units pursuant to the tender offers, TEI may find it necessary to liquidate all or a portion of its interest, held through the Offshore Fund, in the Portfolio Company. TEI controls the Offshore Fund and, because interests in the Portfolio Company may not be transferred, TEI may withdraw a portion of its interest only pursuant to repurchase offers by the Portfolio Company made to the Offshore Fund, and a distribution from the Offshore Fund to TEI of the proceeds. TEI will not conduct a repurchase offer for Units unless the Portfolio Company simultaneously conducts a repurchase offer for the Portfolio Company's interests. The Portfolio Company's Board of Managers (the "Portfolio Company's Board") expects that the Portfolio Company will conduct repurchase offers on a quarterly basis in order to permit TEI to meet its obligations under its repurchase offers. However, there are no assurances that the Portfolio Company's Board will, in fact, decide to undertake such a repurchase offer. TEI cannot make a repurchase offer larger than a repurchase offer made by the Portfolio Company. The Portfolio Company will make repurchase offers, if any, to all of its investors, including TEI (through the Offshore Fund), on the same terms, which practice may affect the size of the Portfolio Company's offers. Subject to the Portfolio Company's investment restriction with respect to borrowings, the Portfolio Company may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer.

TEI has the right to repurchase Units of Members if the Board determines that the repurchase is in the best interests of TEI or upon the occurrence of certain events specified in TEI's Limited Liability Company Agreement (the "LLC Agreement"), including, but not limited to, Members' attempted transfers in violation of the transfer restrictions described above. The LLC Agreement provides that TEI will be dissolved if the Units of any Member that has submitted a written request for repurchase of its Units, in accordance with the terms of the LLC Agreement, have not been completely repurchased by TEI within a period of two years after the Member's request. See "Repurchases and Transfers of Units - No Right of Redemption" and "- Repurchases of Units."

DISTRIBUTION POLICY

TEI does not presently intend to make periodic distributions of its net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of the Board. Whether or not distributions are made, Members will be required each year to pay any applicable federal and state income taxes. See "Taxes."

ALLOCATION OF PROFIT AND LOSS

The net profits or net losses of TEI (including, without limitation, net realized gain or loss and the net change in unrealized appreciation or depreciation of securities positions) are reflected in the net asset value per Class A Unit and the net asset value per Class I Unit, respectively, on an ongoing basis. See "Units and Capital Accounts - Allocation of Net Profits and Losses."

PROVISION OF TAX INFORMATION TO MEMBERS

TEI will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete federal and state income tax or information returns along with any tax information required by law. However, TEI may not receive tax information from Hedge Funds in a timely manner sufficient to enable TEI to prepare its information returns in time for Members to file their returns, to the extent required, without requesting an extension of the time to file from the Internal Revenue Service (the "Service") (or state taxing agencies). Accordingly, it is expected that any such Members will be required to obtain extensions of time to file their tax returns. TEI anticipates sending Members an unaudited semi-annual and an audited annual

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                         Page 8
report within sixty (60) days after the close of the period for which the report is being made, or as required by the 1940 Act. See "Fiscal Year" below.

TAXATION

TEI intends to operate as a limited liability company electing to be taxed as a partnership and not as an association or a publicly traded partnership taxable as a corporation for U.S. federal income tax purposes. TEI should not be subject to U.S. federal income tax, and each Member is required to report on its own annual tax return, to the extent required, the Member's distributive share of TEI's tax items of income, gain, deduction and loss. If TEI were determined to be an association or a publicly traded partnership taxable as a corporation, the taxable income of TEI would be subject to corporate income tax and any distributions of profits from TEI would be treated as dividends. See "Taxes."

FISCAL YEAR

The fiscal year of TEI ends on March 31, with the taxable year ending on December 31.

RISK FACTORS

TEI's and the Portfolio Company's investment program is speculative and entails substantial risks. No assurance can be given that TEI's or the Portfolio Company's investment objectives will be achieved. The risks to which an investor in TEI is subject include the following:

  - INVESTMENT TYPES AND TECHNIQUES - The Hedge Funds may invest and trade in a wide range of securities and other financial instruments. Although the Hedge Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in currencies, financial futures, and other equity- and debt-related instruments (i.e., instruments that may derive all or a portion of their value from equity or debt securities). The Hedge Funds are generally not limited in the markets, either by location or type, such as large capitalization, small capitalization, or non-U.S. markets, in which they invest or in the investment discipline that their Hedge Fund Managers may employ, such as value or growth or bottom-up or top-down analysis. The Hedge Funds may use various investment techniques for hedging and non-hedging purposes. A Hedge Fund may, for example, sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of these techniques may be an integral part of a Hedge Fund's investment strategy, and may involve certain risks, including the risk that the Portfolio Company will lose all or part of its investment in the Hedge Fund. See "Principal Risk Factors Relating to Types of Investments and Related Risks."

  - USE OF LEVERAGE - The Portfolio Company may leverage its investments through bank borrowing and other means in an amount not expected to exceed 20% of gross assets, which would increase any loss incurred. The Portfolio Company may be required to pledge assets when borrowing, which in the event of an uncured default, could affect the Portfolio Company's operations, including preventing the Portfolio Company from conducting a repurchase of its interests. In addition, the terms of any borrowing may impose certain investment restrictions on the Portfolio Company. The Hedge Fund Managers may use leverage by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps or repurchase agreements and/or other means, which would increase any loss incurred. The more leverage is employed, the more likely a substantial change will occur, either up or down, in the value of the instrument. Because of the relatively small intrinsic profits in "hedge" positions or in "arbitrage" positions, some Hedge Fund Managers may use leverage to acquire extremely large positions in an effort to meet their rate of return objectives. Consequently, they will be subject to major losses in the event that market disruptions destroy the hedged nature of such positions. Borrowings by the Portfolio Company are subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. See "Principal Risk Factors Relating to Types of Investments and Related Risks."

  - ALLOCATION AMONG HEDGE FUND MANAGERS - The Adviser may, from time to time, change the percentage of assets allocated to each Hedge Fund Manager.
    Allocation   changes  are  likely  to  occur  (a)  because  of   performance
    differences among the Hedge Fund Managers and (b) as the result of TEI and the Portfolio Company receiving additional capital contributions during periods when certain Hedge Fund Managers may no longer be accepting additional funds (for example, because of capacity restrictions). At times, the Portfolio Company might have to place some or all of any additional capital with new Hedge Fund Managers. TEI's success may depend, therefore, not only on the Hedge Fund Managers the Adviser currently has selected for

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                         Page 9
    the Portfolio Company and its ability to allocate the Portfolio Company's assets successfully among those Hedge Fund Managers but also on the Adviser's ability to identify new Hedge Fund Managers. See "Principal Risk Factors Relating to Types of Investments and Related Risks."

  - FEES AND EXPENSES - TEI's and the Portfolio Company's fees and expenses, including the Management Fee and Services Fee payable to the Adviser, and the compensation of the Hedge Fund Managers result in two levels of fees and greater expense than would be associated with direct investment in Hedge Funds. TEI's expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities. The Offshore Fund's expenses are anticipated to be minimal and are borne by the Adviser, or an affiliate of the Adviser. See "Summary of Fees and Expenses."

  - LACK OF LIQUIDITY OF UNITS - TEI is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. TEI does not currently intend to list the Units for trading on any national securities exchange. There is no secondary trading market for Units, and it is not expected that such a market will develop. Units therefore are not readily marketable. Because TEI is a closed-end investment company, Units may not be tendered for repurchase on a daily basis, and they currently may not be exchanged for shares of any other fund. In addition, Units are subject to transfer restrictions that permit transfers only to persons who are Eligible Investors or receive Units by gift or bequest and who hold their Units through brokers or dealers that have entered into shareholder servicing agreements with TEI. Brokers, dealers, or TEI may require substantial documentation in connection with a requested transfer of Units, and Members should not expect that they will be able to transfer Units at all.

  - NO GUARANTEE OF QUARTERLY REPURCHASE OFFERS - Although TEI, at the discretion of TEI's Board, will consider whether to make quarterly repurchase offers of its outstanding Units at net asset value, Units are significantly less liquid than shares of funds that trade on a stock exchange. There is no guarantee that you will be able to sell all of your Units that you desire to sell in any particular offer. If a repurchase offer is oversubscribed by Members holding Units of TEI, TEI will repurchase only a PRO RATA portion of the Units tendered by each Member. The potential for pro-ration may cause some investors to tender more Units for repurchase than they otherwise would wish to have repurchased. In addition, in extreme cases, TEI may not be able to complete repurchases if the Portfolio Company is unable to repurchase a portion of TEI's interest in the Portfolio Company, held through the Offshore Fund, due to the Portfolio Company's holding of illiquid investments. In that event, you may be able to sell your Units only if you are able to find an Eligible Investor willing to purchase your Units. Any such sale may have to be negotiated at unfavorable prices and must comply with applicable securities laws and must be approved by the Board.

  - POTENTIAL CONSEQUENCES OF QUARTERLY REPURCHASE OFFERS - TEI's repurchase offer policy may have the effect of decreasing the size of TEI and thus the Portfolio Company over time from what they otherwise would have been. It may therefore force the Portfolio Company to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Portfolio Company and cause its expense ratio to increase. In addition, because of the limited market for the Portfolio Company's private securities, the Portfolio Company may be forced to sell its public securities, if any, in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the Portfolio Company's ratio of illiquid private securities to liquid investments for the remaining investors.

  - INVESTMENT IN OFFSHORE FUND - The Offshore Fund is not registered under the 1940 Act, and is not subject to the investor protections offered by that Act. TEI, by investing in the Offshore Fund, does not have the protections offered to investors in registered investment companies. TEI, however, does control the Offshore Fund, making it unlikely that the Offshore Fund will take action contrary to the interests of investors in TEI.

  - CHANGES IN UNITED STATES AND/OR CAYMAN ISLANDS LAW - If there are changes in the laws of the United States and/or the Cayman Islands, under which TEI and the Offshore Fund, respectively, are organized, so as to result in the inability of TEI and/or the Offshore Fund to operate as set forth in this Prospectus, there may be a substantial effect on investors. For example, if Cayman Islands law changes such that the Offshore Fund must conduct business operations within the Cayman Islands, or pay taxes, investors in TEI would likely suffer decreased investment returns. If Cayman Islands law, which requires a limit for an LDC's existence of 30 years, were to change such that, at the end of 30 years, TEI could not replace the Offshore Fund with another identical LDC, the structure of TEI would be impacted, potentially in an adverse manner. Such changes also could result in the inability of TEI to operate on a going forward basis, resulting in TEI being liquidated.

                                     Man-Glenwood Lexington TEI, LLC Prospectus

  - TAX RISKS - Special tax risks are associated with an investment in TEI. There can be no assurance that the positions of TEI relating to the consequences of its investment transactions will be accepted by the tax authorities. See "Taxes" and "Principal Risk Factors Relating to Types of Investments and Related Risks - Tax Risks."

  - POTENTIAL CONFLICTS OF INTEREST - The investment activities of the Adviser, the Hedge Fund Managers and their affiliates for their own accounts and other accounts they manage, and the management activities of the Adviser, may give rise to conflicts of interest that may disadvantage TEI and the Portfolio Company. Man Group plc, a leading global provider of alternative investment products and solutions for private and institutional investors worldwide, may, for example, engage in the ordinary course of business in activities in which its interests or the interests of its clients may conflict with those of TEI, the Portfolio Company, or the Members. See "Principal Risk Factors Relating to the Types of Investments and Related Risks."

  - OTHER INVESTORS IN THE PORTFOLIO COMPANY - Other investors in the Portfolio Company may alone or collectively own or acquire sufficient voting interests in the Portfolio Company to control matters relating to the operation of the Portfolio Company, which may lead TEI, through the Offshore Fund, to withdraw its investment in the Portfolio Company or take other appropriate action as in the best interests of TEI. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the Portfolio Company). If securities and other noncash assets are distributed, TEI could incur brokerage, tax, or other charges in converting those assets to cash for distribution to investors. In addition, the distribution in kind may reduce the range of investments in the portfolio or adversely affect the liquidity of TEI. Notwithstanding the above, there are other means for meeting repurchase requests, such as borrowing.

Investing in a fund of Hedge Funds, such as TEI, the Offshore Fund, and the Portfolio Company, involves other risks, including the following:

  - Investments in Hedge Funds entail a high degree of risk. It is possible that the Portfolio Company could lose all or part of its investment in a Hedge Fund, which would directly and adversely affect TEI's performance.

  - The Hedge Funds generally are not registered as investment companies under the 1940 Act and TEI, as an indirect investor in these Hedge Funds, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser periodically receives information from each Hedge Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Hedge Funds are typically not contractually or otherwise obligated to inform their investors, including the Portfolio Company, of details surrounding proprietary investment strategies or positions. In addition, the Portfolio Company and the Adviser have no control over the Hedge Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Hedge Fund Manager in these areas. The performance of TEI and the Portfolio Company is entirely dependent on the success of the Adviser in selecting Hedge Funds for investment by the Portfolio Company and the allocation and reallocation of the Portfolio Company's assets among Hedge Funds.

  - There is a risk of misconduct by Hedge Fund Managers. When the Adviser invests the Portfolio Company's assets with a Hedge Fund Manager, the Portfolio Company does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct. The Hedge Fund Managers with whom the Adviser invests the Portfolio Company's assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers. There also is a risk that regulatory actions may be taken by governmental or other authorities against Hedge Fund Managers, which may expose investors, such as the Portfolio Company, that have placed assets with such Hedge Fund Managers to losses.

  - An investor who meets the eligibility conditions imposed by the Hedge Funds, including minimum initial investment requirements that may be substantially higher than those imposed by TEI, could invest directly in the Hedge Funds. By investing in the Hedge Funds indirectly through TEI, an investor bears a proportionate part of the asset-based fees paid by the Portfolio Company to the Adviser and other expenses of TEI and the Portfolio Company, and also indirectly bears a portion of the asset-based fees, performance or incentive allocations and other expenses borne by the Portfolio Company as an investor in the Hedge Funds.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 11

  - Each Hedge Fund Manager generally charges the Portfolio Company an asset-based fee, and some or all of the Hedge Fund Managers receive performance or incentive allocations. The asset-based fees of the Hedge Fund Managers are generally expected to range from 0% to 2.5% annually of the net assets under their management and the performance or incentive allocations to the Hedge Fund Managers are generally expected to range from 20% to 50% of net profits annually, although on occasion this could be higher. The receipt of a performance or incentive allocation by a Hedge Fund Manager may create an incentive for a Hedge Fund Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such an incentive. Also, incentive fees may be paid to Hedge Fund Managers who show net profits, even though the Portfolio Company and TEI, as a whole, may incur a net loss. In addition, because a performance or incentive allocation generally is calculated on a basis that includes unrealized appreciation of a Hedge Fund's assets, these allocations may be greater than if they were based solely on realized gains. Generally, the Hedge Fund Managers' compensation is determined separately for each year or shorter period; whenever possible, agreements are obtained to carry forward losses to subsequent periods in determining the fee for such periods.

  - Investment decisions of the Hedge Funds are made by the Hedge Fund Managers independently of each other. Consequently, at any particular time, one Hedge Fund may be purchasing interests in an issuer that at the same time are being sold by another Hedge Fund. Investing by Hedge Funds in this manner could cause TEI and the Portfolio Company to indirectly incur certain transaction costs without accomplishing any net investment result. Possible lack of transparency regarding such Hedge Fund positions may lead to a lack of intended diversification in the Portfolio Company.

  - The Hedge Funds may, at any time and without notice to the Portfolio Company, change their investment objectives, policies, or strategies. This may adversely affect the Portfolio Company's allocation among investment strategies and may adversely affect the Portfolio Company's overall risk.

  - The Portfolio Company may make additional investments in, or withdrawals from, the Hedge Funds only at certain times specified in the governing documents of the Hedge Funds. The Portfolio Company from time to time may, in turn, have to invest some of its assets temporarily in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Hedge Funds or for other purposes.

  - To the extent the Portfolio Company's holdings in a Hedge Fund afford it no ability to vote on matters relating to the Hedge Fund, the Portfolio Company will have no say in matters that could adversely affect the Portfolio Company's investment in the Hedge Fund.

  - Hedge Funds may be permitted to distribute securities in kind to investors, including the Portfolio Company. Securities that the Portfolio Company may receive upon a distribution may be illiquid or difficult to value. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Portfolio Company. However, the Adviser may not be able to dispose of these securities at favorable prices, which would have an adverse effect on the Portfolio Company's performance, or at favorable times, which may adversely affect the Portfolio Company's ability to make other investments.

Prospective investors in TEI should review carefully the discussion under the captions "Principal Risk Factors Relating to Types of Investments and Related Risks" for other risks associated with TEI and the Portfolio Company's and the Hedge Fund Managers' styles of investing. An investment in TEI should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment, and can bear the economic risk of the investment.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 12

SUMMARY OF FEES AND EXPENSES

The following Fee Table and Example summarize the aggregate expenses of TEI, the Offshore Fund, and the Portfolio Company and are intended to assist investors in understanding the costs and expenses that they will bear directly or indirectly by investing in TEI. The expenses associated with investing in a "fund of funds," such as TEI, are generally higher than those of other types of funds that do not invest primarily in other investment vehicles. This is because the unitholders of a fund of funds also indirectly pay a portion of the fees and expenses, including performance-based compensation, charged at the underlying fund level. Those fees and expenses are described below in "Risk Factors - Principal Risk Factors Relating to TEI's Structure - Investments in Other Funds."

MEMBER TRANSACTION EXPENSES                                             CLASS A UNITS       CLASS I UNITS
---------------------------------------------------------------------------------------------------------
   Sales Load (as a percentage of the offering price per Unit)(1)            3.00%              None
---------------------------------------------------------------------------------------------------------
ANNUAL EXPENSES (as a percentage of net assets attributable to Units)
   Management Fees                                                           1.75%              1.75%
---------------------------------------------------------------------------------------------------------
   Distribution and/or Service (12b-1) Fees                                  0.50%              None
---------------------------------------------------------------------------------------------------------
   Interest Payments on Borrowed Funds                                       0.63%              0.65%
---------------------------------------------------------------------------------------------------------
   Other Expenses(2)                                                         0.75%              0.25%
---------------------------------------------------------------------------------------------------------
   Acquired Fund (Hedge Fund) Fees and Expenses(3)                           4.56%              4.56%
---------------------------------------------------------------------------------------------------------
TOTAL ANNUAL  EXPENSES (excluding interest payments on borrowed funds)(4)(5) 7.56%              6.56%
---------------------------------------------------------------------------------------------------------

(1) Investments in Class A Units of less than $100,000 are subject to a sales load of 3%; investments in Class A Units of $100,000 or more and less than $300,000 are subject to a sales load of 2%, investments in Class A Units of $300,000 or more and less than $500,000 are subject to a sales load of 1%, and investments in Class A Units of $500,000 or more are not subject to a sales load. Any sales load is computed as a percentage of the public offering price. Under a right of accumulation offered by TEI, the amount of each additional investment in Class A Units by a member of TEI (a "Member") will be aggregated with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington, LLC) and any other additional investments by the Member in determining the applicable sales load at the time of such investment. No sales load will be charged to certain types of investors purchasing Class A Units. No sales load will be charged on purchases of Class I Units. See "Distribution Arrangements."

(2) "Other Expenses" are based on expenses for TEI's last fiscal year and TEI's PRO RATA share of the Portfolio Company's expenses for the last fiscal year, and includes professional fees and other expenses, including, without limitation, the Services Fee and the Accounting and Other Services Fee (as defined below), as applicable, that TEI bears directly and indirectly through the Portfolio Company, including custody fees and expenses. See
    "Management of TEI, the Offshore Fund and the Portfolio Company - Administrative, Accounting, Custody, Transfer Agent, and Registrar Services" and "- Investor Servicing Arrangements."

(3) Members also indirectly bear a portion of the asset-based fees, performance or incentive fees or allocations and other expenses incurred by the Portfolio Company as an investor in the Hedge Funds. The "Acquired Fund (Hedge Fund) Fees and Expenses" disclosed above are based on historic expenses of the Hedge Funds, which may (and which should be expected to) change substantially over time and, therefore, significantly affect "Acquired Fund (Hedge Fund) Fees and Expenses." In addition, the Hedge Funds held by the Portfolio Company will also change, further impacting the calculation of the "Acquired Fund (Hedge Fund) Fees and Expenses." Generally, fees payable to Hedge Fund Managers of the Hedge Funds will range from 0% to 2.5% (annualized) of the average NAV of the Portfolio Company's investment. In addition, certain Hedge Fund Managers charge an incentive allocation or fee generally ranging from 20% to 50% of an Hedge Fund's net profits, although it is possible on occasion that such ranges may be higher for certain Hedge Fund Managers.

(4) The Adviser has contractually agreed to limit total annualized expenses (excluding interest expenses) of each of Class A Units and the Portfolio Company, and not including "Acquired Fund (Hedge Fund) Fees and Expenses," to 3.00% and to limit total annualized expenses (excluding interest expenses) of Class I Units, and not including "Acquired Fund (Hedge Fund) Fees and Expenses," to 2.00% through December 31, 2009 (the "Expense Limitation Agreement"). The Expense Limitation Agreement shall remain in effect until December 31, 2009. Thereafter, the Expense Limitation Agreement shall automatically renew for one-year terms and may be terminated by the Adviser or TEI upon thirty (30) days' prior written notice to the other party. Total annualized expenses (including interest expenses) of Class A Units, excluding "Acquired Fund (Hedge Fund) Fees and Expenses," would be

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 13

    4.01% and total annualized expenses (including interest expenses) of Class I Units, excluding "Acquired Fund (Hedge Fund) Fees and Expenses," would be 3.02%. Absent the expense waiver, such expenses would have been 4.19% for Class A Units and 5.88% for Class I Units, respectively. See "Management of TEI, the Offshore Fund and the Portfolio Company - General."

(5) The "Total Annual Expenses" disclosed above differ significantly from the expense ratios (the ratio of expenses to average net assets) for each class included in the audited financial statements in TEI's annual report for the period ended March 31, 2008 because the financial statements depict each classes expenses and do not include "Acquired Fund (Hedge Fund) Fees and Expenses," which is required to be included in the above table by the SEC.

For a more complete description of the various fees and expenses of TEI, see "Management of TEI, the Offshore Fund and the Portfolio Company."

EXAMPLES

You would pay the following fees and expenses on a $1,000 investment in Class A Units, assuming a 5% annual return (net of Acquired Fund (Hedge Fund) Fees and Expenses):

  EXAMPLE - CLASS A UNITS            CUMULATIVE EXPENSES PAID FOR THE PERIOD OF:
  -----------------------            -------------------------------------------
                                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                        ------   -------   -------   --------
  ------------------------------------------------------------------------------

  An investor would pay the following   $69.87   $150.68   $232.93   $445.04
  expenses on a $1,000 investment in
  Class A Units, assuming a 5% annual
  return throughout the periods......

  ------------------------------------------------------------------------------


You would pay the following fees and expenses on a $1,000 investment in Class I Units, assuming a 5% annual return (net of Acquired Fund (Hedge Fund) Fees and Expenses):

  EXAMPLE - CLASS I UNITS            CUMULATIVE EXPENSES PAID FOR THE PERIOD OF:
  -----------------------            -------------------------------------------
                                        1 YEAR   3 YEARS   5 YEARS   10 YEARS
                                        ------   -------   -------   --------
  ------------------------------------------------------------------------------
  An investor would pay the following   $30.96   $94.64    $160.78   $337.47
  expenses on a $1,000  investment in
  Class I Units, assuming a 5% annual
  return throughout the periods......


  ------------------------------------------------------------------------------


The Examples above are based on the fees and expenses incurred by TEI, including the sales load for Class A Units, as set out in the table above, and should not be considered a representation of future expenses. Actual expenses may be greater or lesser than those shown.

Moreover, the rate of return of TEI may be greater or less than the hypothetical 5% return used in the Examples. A greater rate of return than that used in the Examples would increase the amount of certain fees and expenses paid by TEI.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 14

                              FINANCIAL HIGHLIGHTS

The following represents the ratios to average net assets and other supplemental information for the periods indicated, annualized for periods where indicated. The financial highlights for each of the periods indicated have been audited by Deloitte & Touche LLP, TEI's independent auditors, whose report, along with the most recent financial statements, is incorporated herein by reference. The information should be read in conjunction with those financial statements and notes thereto, which are incorporated herein by reference, in TEI's annual report, which is available upon request from TEI.

                                  CLASS A UNITS


                                                                                                                        PERIOD
                                                                                                                       JANUARY 23,
                                                                                                                         2004
                                                                   YEAR ENDED   YEAR ENDED   YEAR ENDED   YEAR ENDED  (INCEPTION)
                                                                   MARCH 31,    MARCH 31,    MARCH 31,    MARCH 31,   TO MARCH 31,
                                                                      2008         2007         2006         2005         2004
                                                                    ---------------------------------------------------------------
Net asset value, beginning of period..............................   $114.92      $114.03      $100.64      $100.00       $100.00

Net investment loss...............................................   (4.67)       (4.86)       (4.37)       (3.18)          -

Realized and unrealized (loss) gain on investment.................   3.76          5.75        17.76         3.82           -

                                                                    ---------------------------------------------------------------
Total from operations.............................................   (0.91)        0.89        13.39         0.64           -
                                                                    ---------------------------------------------------------------
Net asset value, end of period....................................  $114.01      $114.92      $114.03      $100.64       $100.00
                                                                    ---------------------------------------------------------------
Net assets, end of period.........................................$78,974,588  $90,640,892  $84,520,436  $29,041,575     $100,000

Ratio of net investment loss to average net assets................ (3.89)%(2)    (4.29)%(2)   (4.11)%(3)   (3.17)%(4)     0.00%

Ratio of operating expenses to average net assets(1) .............   3.00%        3.00%        3.00%        3.00%         0.00%

Ratio of allocated bank borrowing expense to average net assets      0.63%        0.99%        0.97%        0.00%         0.00%
(1)...............................................................

Ratio of withholding tax expenses to average net assets (1).......   0.38%        0.42%        0.19%        0.23%         0.00%
                                                                    ---------------------------------------------------------------
Ratio of total expenses to average net
assets (1)........................................................  4.01%(2)     4.41%(3)     4.16%(4)    3.23%(5)        0.00%

                                                                    ---------------------------------------------------------------

Total return.....................................................   (0.79)%       0.78%        13.30%       0.64%         0.00%

Portfolio Turnover (5)...........................................    33.51%       27.39%       50.78%       23.88%        0.00%

(1) Ratio of expenses does not include management fees and incentive fees earned by the advisers of the underlying investment funds of the Portfolio Company.
(2) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (4.07)% and 4.19%, respectively, for the period ended March 31, 2008.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 15

(3) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (4.56)% and 4.68%, respectively, for the period ended March 31, 2007.
(4) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (4.37)% and 4.42%, respectively, for the period ended March 31, 2006.
(5) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (5.34)% and 5.40%, respectively, for the period ended March 31, 2005.
(6) Represents the portfolio turnover of the Portfolio Company.

                                  CLASS I UNITS


                                                                                         PERIOD
                                                                         YEAR       SEPTEMBER 1, 2006
                                                                        ENDED        (INCEPTION) TO
                                                                    MARCH 31, 2008   MARCH 31, 2007
                                                                    --------------   --------------

Net asset value, beginning of period                                   $115.59          $110.06

Net investment loss............................................         (3.46)          (2.25)

Realized and unrealized (loss) gain on investments.............          3.70            7.78
                                                                  -------------------------------
Total from operations..........................................          0.24            5.53
                                                                  -------------------------------
Net asset value, end of period.................................       $115.83          $115.59
                                                                  -------------------------------
Net assets, end of period......................................      $1,518,048       $329,094

Ratio of net investment loss to average net                           (2.91)%(3)     (3.47)%(1)(5)
assets.........................................................

Ratio of operating expenses to average net assets(4)...........       2.00%           2.00%(1)

Ratio of allocated bank borrowing expense to average net assets       0.65%           0.87%(1)
(4)............................................................

Ratio of withholding tax expenses to average net assets(4).....       0.37%           0.68%(1)
                                                                  -------------------------------
Ratio of total expenses to average net
assets (4).....................................................       3.02%(3)        3.55%(1)(5)

                                                                  -------------------------------
Total return...................................................       0.21%           5.02%(2)

Portfolio Turnover (6).........................................      33.51%          27.39%(2)

(1) Annualized.
(2) Not annualized.
(3) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (5.77)% and 5.88%, respectively, for the period ended March 31, 2008.
(4) Ratio of expenses does not include management fees and incentive fees earned by the advisers of the underlying investment funds of the Portfolio Company.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 16

(5) If expenses had not been contractually reimbursed by the Adviser, the annualized ratios of net investment loss and expenses to average net assets would be (11.77)% and 11.85%, respectively, for the period ended March 31, 2007.
(6) Represents the portfolio turnover of the Portfolio Company.

                                  RISK FACTORS

PRINCIPAL RISK FACTORS RELATING TO TEI'S STRUCTURE

POTENTIAL LOSS OF INVESTMENT.  No guarantee or representation is made that TEI's
and  the  Portfolio  Company's  investment  program  will be  successful.   Past
performance is not indicative of future results.

LIMITED LIQUIDITY. TEI is a closed-end investment company designed primarily for long-term investors and is not intended to be a trading vehicle. TEI does not currently intend to list Units for trading on any national securities exchange. There is no secondary trading market for Units, and it is not expected that a secondary market will develop. Units therefore are not readily marketable. Because TEI is a closed-end investment company, Units in TEI may not be tendered for repurchase on a daily basis, and they currently may not be exchanged for shares of any other fund.

Although TEI, at the discretion of TEI's Board, will consider whether to make quarterly tender offers for its outstanding Units at net asset value, Units are significantly less liquid than shares of funds that trade on a stock exchange. There is no guarantee that you will be able to sell all of your Units that you desire to sell in any particular tender offer. If a tender offer is oversubscribed by Members, TEI will repurchase only a PRO RATA portion of the shares tendered by each Member. The potential for pro-ration may cause some investors to tender more Units for repurchase than they otherwise would wish to have repurchased. In addition, in extreme cases, TEI may not be able to complete repurchases if the Portfolio Company is unable to repurchase a portion of TEI's interest in the Portfolio Company, held through the Offshore Fund, due to the Portfolio Company's holding of illiquid investments. In that event, you may be able to sell your Units only if you are able to find an Eligible Investor willing to purchase your Units. Any such sale may have to be negotiated at unfavorable prices and must comply with applicable securities laws and must be approved by the Board.

TEI's tender offer policy may have the effect of decreasing the size of TEI and the Portfolio Company over time from what it otherwise would have been. It may therefore force the Portfolio Company to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Portfolio Company and cause its expense ratio to increase. In addition, because of the limited market for private securities held by the Portfolio Company, the Portfolio Company may be forced to sell its public securities, if any, in order to meet cash requirements for repurchases. This may have the effect of substantially increasing the Portfolio Company's ratio of illiquid private securities to liquid public securities for the remaining investors. It is not the intention of TEI to do this; however, it may occur.

INVESTMENTS IN OTHER FUNDS. When the Portfolio Company invests in pooled vehicles such as private limited partnerships, the Adviser has no control of the trading policies or strategies of such entities and does not have the same ability as with separate accounts to react quickly to changing investment circumstances due to the limited liquidity of these types of investments.

Investing in a fund of hedge funds, such as TEI, involves other risks, including the following:

  o Investments in Hedge Funds entail a high degree of risk. It is possible that the Portfolio Company could lose all or part of its investment in a Hedge Fund, which would directly and adversely affect TEI's performance.

  o The Hedge Funds generally are not registered as investment companies under the 1940 Act and TEI, as an indirect investor in these Hedge Funds, does not have the benefit of the protections afforded by the 1940 Act to investors in registered investment companies. Although the Adviser periodically receives information from each Hedge Fund regarding its investment performance and investment strategy, the Adviser may have little or no means of independently verifying this information. Hedge Funds typically are not contractually or otherwise obligated to inform their investors, including the Portfolio Company, of details surrounding proprietary investment strategies or positions. In addition, the Portfolio Company and the Adviser have no control over the Hedge Funds' investment management, brokerage, custodial arrangements or operations and must rely on the experience and competency of each Hedge Fund Manager in these areas. The performance of TEI, the Offshore Fund and the Portfolio Company is

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 17
     entirely dependent on the success of the Adviser in selecting Hedge Funds for investment by the Portfolio Company and the allocation and reallocation of the Portfolio Company's assets among Hedge Funds.

  o There is a risk of misconduct by Hedge Fund Managers. When the Adviser invests the Portfolio Company's assets with a Hedge Fund Manager, the Portfolio Company does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations, or engage in other misconduct. The Hedge Fund Managers with whom the Adviser invests the Portfolio Company's assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers. There also is a risk that regulatory actions may be taken by governmental or other authorities against Hedge Fund Managers, which may expose investors such as the Portfolio Company, which have placed assets with such Hedge Fund Managers, to losses.

  o An investor who meets the eligibility conditions imposed by the Hedge Funds, including minimum initial investment requirements that may be substantially higher than those imposed by TEI, could invest directly in the Hedge Funds. By investing in the Hedge Funds indirectly through TEI, an investor bears a proportionate part of the asset-based fees paid by TEI to the Adviser and other expenses of TEI and the Portfolio Company, and also indirectly bears a portion of the asset-based fees, performance or incentive allocations and other expenses borne by the Portfolio Company as an investor in the Hedge Funds.

  o Each Hedge Fund Manager generally charges the Portfolio Company an asset-based fee, and some or all of the Hedge Fund Managers receive performance or incentive allocations. The asset-based fees of the Hedge Fund Managers are generally expected to range from 0% to 2.5% annually of the net assets under their management and the performance or incentive allocations to the Hedge Fund Managers are generally expected to range from 20% to 50% of net profits annually, but this may be higher on occasion. The receipt of a performance or incentive allocation by a Hedge Fund Manager may create an incentive for a Hedge Fund Manager to make investments that are riskier or more speculative than those that might have been made in the absence of such an incentive. Also, incentive fees may be paid to Hedge Fund Managers who show net profits, even though the Portfolio Company and TEI, as a whole, may incur a net loss. In addition, because a performance or incentive allocation generally is calculated on a basis that includes unrealized appreciation of a Hedge Fund's assets, these allocations may be greater than if they were based solely on realized gains. Generally, the Hedge Fund Managers' compensation is determined separately for each year or shorter period; whenever possible, agreements are obtained to carry forward losses to subsequent years in determining the fee for such years.

  o Investment decisions of the Hedge Funds are made by the Hedge Fund Managers independently of each other. Consequently, at any particular time, one Hedge Fund may be purchasing interests in an issuer that at the same time are being sold by another Hedge Fund. Investing by Hedge Funds in this manner could cause TEI to indirectly incur certain transaction costs without accomplishing any net investment result. Possible lack of transparency regarding such Hedge Fund positions may lead to lack of intended diversification in the Portfolio Company.

  o The Hedge Funds may, at any time and without notice to the Portfolio Company, change their investment objectives, policies, or strategies. This may adversely affect the Portfolio Company's allocation among investment strategies and may adversely affect the Portfolio Company's overall risk.

  o The Portfolio Company may make additional investments in, or withdrawals from, the Hedge Funds only at certain times specified in the governing documents of the Hedge Funds. The Portfolio Company from time to time may, in turn, have to invest some of its assets temporarily in high quality fixed income securities and money market instruments or may hold cash or cash equivalents pending the investment of assets in Hedge Funds or for other purposes.

  o To the extent the Portfolio Company's holdings in a Hedge Fund afford it no ability to vote on matters relating to the Hedge Fund, the Portfolio
     Company will have no say in matters that could adversely affect the Portfolio Company's investment in the Hedge Fund.

                                     Man-Glenwood Lexington TEI, LLC Prospectus

  o Hedge Funds may be permitted to distribute securities or other investments in kind to investors, including the Portfolio Company. Securities that the Portfolio Company may receive upon a distribution may be illiquid, difficult to value, or subject to restrictions on resale. In such circumstances, the Adviser would seek to dispose of these securities in a manner that is in the best interests of the Portfolio Company. However, the Adviser may not be able to dispose of these securities at favorable prices, which would have an adverse effect on the Portfolio Company's performance, or at favorable times, which may adversely affect the Portfolio Company's ability to make other investments.

PRINCIPAL RISK FACTORS RELATING TO TYPES OF INVESTMENTS AND RELATED RISKS

SPECULATIVE TRADING STRATEGIES. Some of the Hedge Fund Managers use high-risk strategies, such as selling securities short and futures trading. Short selling exposes the seller to unlimited risk due to the lack of an upper limit on the price to which a security may rise. Commodity futures prices can be highly volatile. Because of the low margin deposits normally required in futures trading, an extremely high degree of leverage is typical of a futures trading account. As a result, a relatively small price movement in a futures contract may result in substantial losses to the investor. Like other leveraged investments, a futures transaction may result in substantial losses to the investor. No guarantee or representation is made that any individual Hedge Fund Manager will be successful.

USE OF DERIVATIVES. The Hedge Fund Managers may trade in various derivatives markets (e.g., swaps and over-the-counter options and asset-backed securities), which are, in general, relatively new markets. There are uncertainties as to how these markets will perform during periods of unusual price volatility or instability, market illiquidity or credit distress. Substantial risks are also involved in borrowing and lending against such instruments. The prices of these instruments are volatile, market movements are difficult to predict and financing sources and related interest rates are subject to rapid change. Most of these instruments are not traded on exchanges but rather through an informal network of banks and dealers, and the Portfolio Company, through its investment in the Hedge Funds, will be fully subject to the risk of counterparty default. These banks and dealers have no obligation to make markets in these instruments and can apply essentially discretionary margin and credit requirements (and thus in effect force a Hedge Fund Manager to close out positions).

HEDGE FUND MANAGER MISCONDUCT. When the Adviser invests the Portfolio Company's assets with a Hedge Fund Manager, the Portfolio Company does not have custody of the assets or control over their investment. Therefore, there is always the risk that the Hedge Fund Manager could divert or abscond with the assets, inaccurately or fraudulently report the Hedge Fund's value, fail to follow agreed upon investment strategies, provide false reports of operations or engage in other misconduct. The Hedge Fund Managers with whom the Adviser invests the Portfolio Company's assets are generally private and have not registered their securities or investment advisory operations under federal or state securities laws. This lack of registration, with the attendant lack of regulatory oversight, may enhance the risk of misconduct by the Hedge Fund Managers.

REGULATORY ACTIONS. In the event that federal, state, or other regulatory bodies allege misconduct by a Hedge Fund Manager or a Hedge Fund, such authorities may initiate regulatory or enforcement actions, including civil or criminal proceedings. The effect of any regulatory action against a Hedge Fund Manager or a Hedge Fund in which the Portfolio Company may invest, while impossible to predict, could result in substantial and adverse impact on TEI and the Portfolio Company, including a reduction in value in or a loss of the investment due to the assessment on a Hedge Fund of fines, penalties and/or other sanctions, including asset freezes.

LIMITS ON HEDGED STRATEGIES. While certain Hedge Fund Managers may use "market neutral" or "relative value" hedging or arbitrage strategies this in no respect should be taken to imply that the Portfolio Company's investments with such Hedge Fund Managers are without risk. Substantial losses may be recognized on "hedge" or "arbitrage" positions, and illiquidity and default on one side of a position can effectively result in the position being transformed into an outright speculation. Every market neutral or relative value strategy involves exposure to some second order risk of the market, such as the implied volatility in convertible bonds or warrants, the yield spread between similar term government bonds or the price spread between different classes of stock for the same underlying firm. Further, many "market neutral" or "relative value" Hedge Fund Managers employ limited directional strategies that expose the Hedge Funds they manage to certain market risk.

ILLIQUID INVESTMENTS. While many of the Hedge Fund Managers invest primarily in marketable instruments, a few may invest in non-marketable securities. Such investments could limit the liquidity of the Portfolio Company's investment in such entities. In some circumstances, a Hedge Fund Manager may be unable or unwilling to provide liquidity, which could result in the Portfolio Company being unable to redeem its investment in the Hedge Fund, even if the Hedge Fund otherwise invests in liquid instruments. In addition, certain Hedge Funds may use "side pockets" in which certain illiquid investments are placed. Such side pockets may be difficult to fair value and may increase risks relating to

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 19
illiquidity of the Hedge Fund and inaccuracy in the Hedge Fund's reported valuation. The Adviser informs the Funds' Boards regularly regarding any participation in side pocket investments.

CREDIT CRISIS LIQUIDITY RISK. Certain types of credit instruments, such as investments in CDOs, high-yield bonds, debt issued in leveraged buyout transactions, mortgage- and asset-backed securities, and short-term asset-backed commercial paper, became very illiquid in the latter half of 2007. General market uncertainty and consequent re-pricing of risk led to market imbalances of sellers and buyers, which in turn resulted in significant valuation uncertainties in mortgage and credit-related securities and other instruments. These conditions resulted, and in many cases continue to result in, greater volatility, less liquidity, widening credit spreads and a lack of price transparency, with many instruments remaining illiquid and of uncertain value. Such market conditions and the above factors may make valuation for the Funds uncertain and/or result in sudden and significant valuation increases or declines in the Funds.

USE OF LEVERAGE. The Portfolio Company may engage in bank borrowing to leverage its investments in an amount not expected to exceed 20% of gross assets, which would increase any loss incurred. The Portfolio Company may be required to pledge assets when borrowing, which, in the event of an uncured default, could affect the Portfolio Company's operations, including preventing the Portfolio Company from conducting a repurchase of its interests. In addition, the terms of any borrowing may impose certain investment restrictions on the Portfolio Company. The Hedge Fund Managers may use leverage by purchasing instruments with the use of borrowed funds, selling securities short, trading options or futures contracts, using total return swaps or repurchase agreements and/or other means, which would increase any loss incurred. The more leverage is employed, the more likely a substantial change will occur, either up or down, in the value of the instrument. Because of the relatively small intrinsic profits in "hedge" positions or in "arbitrage" positions, some Hedge Fund Managers may use leverage to acquire extremely large positions in an effort to meet their rate of return objectives. Consequently, they will be subject to major losses in the event that market disruptions destroy the hedged nature of such positions. Borrowings by the Portfolio Company are subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement.

FINANCING ARRANGEMENTS. As a general matter, the banks and dealers that provide financing to the Hedge Funds have considerable discretion in setting and changing their margin, haircut, financing, and collateral valuation policies. Changes by banks and dealers in any of the foregoing policies may result in large margin calls, loss of financing and forced liquidations of positions at disadvantageous prices. There can be no assurance that any particular Hedge Fund will be able to secure or maintain adequate financing, without which an investment in such Hedge Fund may not be a viable investment.

GENERAL ECONOMIC CONDITIONS. The success of any investment activity is affected by general economic conditions, which may affect the level and volatility of interest rates and the extent and timing of investor participation in the markets for both equities and interest-sensitive securities. Unexpected volatility or illiquidity in the markets in which the Hedge Fund Managers hold positions could impair the Portfolio Company's ability to carry out its business or cause it to incur losses.

REGULATORY CHANGE. The regulation of the U.S. and non-U.S. securities and futures markets and investment funds such as TEI and the Portfolio Company has undergone substantial change in recent years, and such change is expected to continue for the foreseeable future. The effect of regulatory change on TEI, the Offshore Fund, and the Portfolio Company, as well as the Hedge Funds, while impossible to predict, could be substantial and adverse. In addition, TEI relies on a position taken by the staff of the SEC allowing the structure whereby TEI invests in the Portfolio Company through the Offshore Fund. To the extent that the views of the SEC staff, which do not represent the views of the SEC itself, were to change, the structure of TEI's investment in the Portfolio Company could be adversely impacted, possibly affecting the treatment of UBTI.

ALLOCATION AMONG HEDGE FUNDS. The Adviser may, from time to time, change the percentage of assets allocated to each Hedge Fund. The Portfolio Company does not have any policy that limits the percentage of its assets that may be invested in any one Hedge Fund. Allocation changes are likely to occur (a) because of performance differences among the Hedge Funds or Hedge Fund Managers and (b) as the result of the Portfolio Company receiving additional capital contributions during periods when certain Hedge Funds may no longer be accepting additional funds (for example, because of capacity restrictions). In that case, the additional capital would have to be allocated to those Hedge Funds (if any) accepting additional funds, which would increase the percentage of the Portfolio Company's assets allocated to such "open" Hedge Funds and decrease the percentage allocated to "closed" Hedge Funds. There is no assurance that any of the Hedge Funds will accept additional capital from the Portfolio Company. Accordingly, the Portfolio Company might have to place some or all of any additional capital with new Hedge Funds. The Portfolio Company's success may depend, therefore, not only on the Hedge Funds the Adviser currently has selected for the Portfolio Company and its ability to allocate the Portfolio Company's assets successfully among those Hedge Funds but also on the Adviser's ability to identify new Hedge Funds.

USE OF MULTIPLE HEDGE FUND MANAGERS. The Hedge Fund Managers trade independently of each other and may place orders for the Portfolio Company that "compete" with each other for execution or that cause the Portfolio Company to establish positions that offset each other (in which case the Portfolio Company would indirectly incur commissions and fees without the potential for a trading profit).

TANDEM MARKETS. The Adviser's approach is designed to achieve broad allocation of assets across global capital markets (equities, fixed income, commodities, foreign currencies, listed securities and over-the-counter instruments, across numerous markets worldwide) and thus limit the Portfolio Company's exposure to

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

any single market. However, from time to time multiple markets can move in tandem against the Portfolio Company's positions and the Portfolio Company can suffer substantial losses.

STRATEGY RISK. The Portfolio Company is subject to strategy risk. Strategy risk is associated with the failure or deterioration of an entire strategy (such that most or all Hedge Fund Managers in the strategy suffer significant losses). Strategy specific losses can result from excessive concentration by multiple Hedge Fund Managers in the same investment or broad events that adversely affect particular strategies (e.g., illiquidity within a given market). Many of the strategies employed by the Portfolio Company and Hedge Funds are speculative and involve substantial risk of loss.

OTHER ACCOUNTS OF HEDGE FUND MANAGERS. The Hedge Fund Managers may manage other accounts (including other accounts in which the Hedge Fund Managers may have an interest) which, together with accounts already being managed, could increase the level of competition for the same trades the Portfolio Company might otherwise make, including the priorities of order entry. This could make it difficult or impossible to take or liquidate a position in a particular security or futures contract at a price indicated by a Hedge Fund Manager's strategy. The Hedge Fund Managers and their principals, in managing funds other than those of the Portfolio Company, may employ trading methods, policies, and strategies that differ from those under which the Portfolio Company operates. Therefore, the results of the Portfolio Company's trading may differ from those of the other accounts traded by the Hedge Fund Managers.

LIMITED INFORMATION REGARDING HEDGE FUND MANAGERS. Although the Adviser receives detailed information from each Hedge Fund Manager regarding the Hedge Fund Manager's historical performance and investment strategy, the Adviser often is not given access to information regarding the actual investments made by the Hedge Fund Managers. At any given time, the Adviser may not know the composition of Hedge Fund Manager portfolios with respect to the degree of hedged or directional positions, the extent of concentration risk or exposure to specific markets. In addition, the Adviser may not learn of significant structural changes, such as personnel, manager withdrawals or capital growth, until after the fact.

PAST PERFORMANCE; TRADING METHOD CHANGES. There can be no assurance that any trading strategies will produce profitable results and the past performance of a Hedge Fund Manager's trading strategies is not necessarily indicative of its future profitability. Furthermore, Hedge Fund Managers' trading methods are dynamic and change over time, thus a Hedge Fund Manager will not always use the same trading method in the future that was used to compile past performance histories.

LITIGATION AND ENFORCEMENT RISK. Hedge Fund Managers might accumulate substantial positions in the securities of a specific company and engage in a proxy fight, become involved in litigation or attempt to gain control of a company. Under such circumstances, the Portfolio Company conceivably could be named as a defendant in a lawsuit or regulatory action. There have been a number of widely reported instances of violations of securities laws through the misuse of confidential information, diverting or absconding with Hedge Fund assets, falsely reporting Hedge Fund values and performance, and other violations of the securities laws. Such violations may result in substantial liabilities for damages caused to others, for the disgorgement of profits realized and for penalties. Investigations and enforcement proceedings are ongoing and it is possible that the Hedge Fund Managers may be charged with involvement in such violations. If that were the case, the performance records of the Hedge Fund Managers would be misleading. Furthermore, if the entity in which the Portfolio Company invested engaged in such violations, the Portfolio Company could be exposed to losses.

TRADING SUSPENSIONS. Securities or commodities exchanges typically have the right to suspend or limit trading in any instrument traded on the exchanges. A suspension could render it impossible for a Hedge Fund Manager to liquidate positions and thereby expose the Portfolio Company to losses.

NON-U.S. SECURITIES. The Portfolio Company may invest in the securities of foreign investment funds or other foreign securities. In addition, Hedge Funds may invest in the securities of foreign companies. Investments in foreign securities face specific risks in addition to the risks intrinsic to the particular types of instruments. These specific risks include: unfavorable changes in currency rates and exchange control regulations; restrictions on, and costs associated with, the exchange of currencies and the repatriation of capital invested abroad; reduced availability of information regarding foreign companies; accounting, auditing and financial standards that are different from and reporting standards and requirements that may be less stringent than standards and requirements applicable to U.S. companies; reduced liquidity as a result of inadequate trading volume and government-imposed trading restrictions; the difficulty in obtaining or enforcing a judgment abroad; increased market risk due to regional economic and political instability; increased brokerage commissions and custody fees; securities markets which potentially are subject to a lesser degree of supervision and regulation by competent authorities;

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

foreign withholding taxes; the threat of nationalization and expropriation; and an increased potential for corrupt business practices in certain foreign countries. These risks may be higher for investments in emerging markets.

LAYERING OF FEES. TEI's and the Portfolio Company's fees and expenses, including the Management Fee and Services Fee payable to the Adviser, and the compensation of the Hedge Fund Managers result in two levels of fees and greater expense than would be associated with direct investment in Hedge Funds. TEI's expenses thus may constitute a higher percentage of net assets than expenses associated with other types of investment entities. The Offshore Fund's expenses are anticipated to be minimal and are borne by the Adviser, or an affiliate of the Adviser.

TURNOVER RATE. Some of the investment strategies employed by the Portfolio Company may require a high volume of trading. Therefore, turnover and brokerage commissions may be greater than for other investment entities of similar size.

PERFORMANCE FEES. Hedge Fund Managers compensated with performance fees may tend to incur more risk than those who receive fixed fees. Generally, the Hedge Fund Managers' compensation is determined separately for each year or shorter period; whenever possible, agreements are obtained to carry forward losses to subsequent years in determining the fee for such years. Such fee arrangements may give the Hedge Fund Managers incentives to make purchases for the account or fund that are unduly risky or speculative. Also, incentive fees may be paid to Hedge Fund Managers who show net profits, even though TEI and the Portfolio Company, as a whole, may incur a net loss.

NO PARTICIPATION IN MANAGEMENT. An investor is not entitled to participate in the management of the Portfolio Company or the conduct of its business.

SUBSTANTIAL REPURCHASES. Substantial repurchases of Units within a limited period of time could require the Portfolio Company to liquidate positions more rapidly than would otherwise be desirable.

MANDATORY REPURCHASE. TEI has the right to require the repurchase of a Member's Units and thus the withdrawal of a Member. See "Repurchase and Transfer of Units - Mandatory Repurchases by TEI."

INCREASE IN ASSETS UNDER MANAGEMENT. As the Portfolio Company's assets increase, more capital will be allocated to the Hedge Fund Managers it selects. It is not known what effect, if any, this will have on the trading strategies utilized by the Hedge Fund Managers or their investment results. No assurance can be given that their strategies will continue to be successful or that the return on the Portfolio Company investments will be similar to that achieved in the past.

STRUCTURED  INVESTMENTS.  The  Portfolio  Company  may  purchase  or enter  into structured investments, including structured notes linked to Hedge Fund performance and swaps or other contracts paying a return equal to the total return achieved by a Hedge Fund. Such investments may have the effect of magnifying the Portfolio Company's investment in and risk exposure to a particular Hedge Fund. The values of structured investments depend largely upon price movements in the underlying investment vehicles to which such structured investments are linked. Therefore, many of the risks applicable to investing directly with Hedge Funds are also applicable to the structured investments. However, structured investments also expose the Portfolio Company to the credit risk of the parties with which it deals. Non-performance by counterparties of the obligations or contracts underlying the structured investments could expose the Portfolio Company to losses, whether or not the transaction itself was profitable. Structured investments may expose the Portfolio Company to additional liquidity risks as there may not be a liquid market within which to close or dispose of outstanding obligations or contracts.

TEMPORARY DEFENSIVE POSITIONS. In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or redemptions, TEI or the Portfolio Company (or both) may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments. As a result, TEI may not achieve its investment objectives.

DELAY IN USE OF PROCEEDS. Although TEI and the Portfolio Company currently intend to invest the proceeds of any sales of Units as soon as practicable after the receipt of such proceeds, such investment of proceeds may be delayed if suitable investments are unavailable at the time or for other reasons. As a result, the proceeds may be invested in cash, cash equivalents, high-quality debt instruments, or other securities pending their investment in Hedge Funds. Such other investments may be less advantageous, and, as a result, TEI may not achieve its investment objectives.

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

INVESTMENT IN OFFSHORE FUND. The Offshore Fund is not registered under the 1940 Act, and is not subject to the investor protections offered by that Act. TEI, by investing in the Offshore Fund, does not have the protections offered to investors in registered investment companies. TEI, however, does control the Offshore Fund, making it unlikely that the Offshore Fund will take action contrary to the interests of investors in TEI.

CHANGES IN UNITED STATES AND/OR CAYMANS ISLANDS LAW. If there are changes in the laws of the United States and/or the Cayman Islands, under which TEI and the Offshore Fund, respectively, are organized, so as to result in the inability of TEI and/or the Offshore Fund to operate as set forth in this Prospectus, there may be a substantial effect on investors. For example, if Cayman Islands law changes such that the Offshore Fund must conduct business operations within the Cayman Islands, or pay taxes, investors in TEI would likely suffer decreased investment returns. If Cayman Islands law, which requires a limit for an LDC's existence of 30 years, were to change such that, at the end of 30 years, TEI could not replace the Offshore Fund with another identical LDC, the structure of TEI would be impacted, potentially in an adverse manner. Such changes also could result in the inability of TEI to operate on a going forward basis, resulting in TEI being liquidated.

TAX RISKS. There are certain tax risk factors associated with an investment in TEI. There can be no assurance that the positions of TEI relating to the tax consequences of its investment transactions will be accepted by the tax authorities. See "Taxes."

PROVISION OF TAX INFORMATION TO MEMBERS. TEI will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for them to complete federal and state tax or information returns along with any tax information required by law. However, it is not likely that the Portfolio Company will receive tax information from Hedge Funds in a sufficiently timely manner to enable TEI to prepare its information returns in time for Members to file their returns without requesting an extension of the time to file from the Service (or state taxing agencies). Accordingly, it is expected that investors in TEI will be required to obtain extensions of time to file their tax returns. TEI anticipates sending Members an unaudited semi-annual and an audited annual report within sixty (60) days after the close of the period for which the report is being made, or as required by the 1940 Act.

ERISA MATTERS. Most pension and profit sharing plans, individual retirement accounts and other tax-advantaged retirement funds are subject to provisions of the Code, ERISA, or both, which may be relevant to a decision as to whether such an investor should invest in TEI. There may, for example, be issues as to whether such an investment is "prudent" or whether it results in "prohibited transactions." Legal counsel should be consulted by such an investor before investing in TEI. See "Taxes."

CUSTODY RISK. Custody of the Portfolio Company's assets is held in accordance with the requirements of the 1940 Act and the rules thereunder. However, the Hedge Funds are not required to, and may not, hold custody of their assets in accordance with those requirements. As a result, bankruptcy or fraud at institutions, such as brokerage firms or banks, or administrators, into whose custody those Hedge Funds have placed their assets could impair the operational capabilities or the capital position of the Hedge Funds and may, in turn, have an adverse impact on TEI, the Offshore Fund and the Portfolio Company.

ESTIMATES. The Portfolio Company has no ability to assess the accuracy of the valuations received from the Hedge Fund Managers with which the Portfolio Company invests. Furthermore, the net asset values received by the Portfolio Company from such Hedge Fund Managers are typically estimates only and, unless materially different from actual values, are generally not subject to revision. Revisions in financial statements provided by Hedge Fund Managers may require the Portfolio Company's and TEI's financial statements to be revised. See "Calculation of Net Asset Value."

POTENTIAL CONFLICTS OF INTEREST. The Adviser and its affiliates, as well as many of the Hedge Fund Managers and their respective affiliates, provide investment advisory and other services to clients other than the Portfolio Company and the Hedge Funds they manage. In addition, investment professionals associated with the Adviser or Hedge Fund Managers may carry on investment activities for their own accounts and the accounts of family members (collectively with other accounts managed by the Adviser and its affiliates, "Other Accounts"). The Portfolio Company and Hedge Funds have no interest in these activities. As a result of the foregoing, the Adviser and Hedge Fund Managers are engaged in substantial activities other than on behalf of the Portfolio Company and may have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between the Portfolio Company and Other Accounts.

There may be circumstances under which the Adviser or a Hedge Fund Manager will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Portfolio Company's or a Hedge Fund's assets they commit to such investment. There also may be circumstances under which the Adviser or a Hedge Fund Manager purchases or sells

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


an investment for their Other Accounts and does not purchase or sell the same investment for the Portfolio Company or a Hedge Fund, or purchases or sells an investment for the Portfolio Company and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the Adviser, and generally also the policy of the Hedge Fund Managers, that: investment decisions for the Portfolio Company, investment accounts and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage; and investment transactions and opportunities be fairly allocated among their clients, including the Portfolio Company and Hedge Funds. Therefore, there may be situations where the Adviser does not invest the Portfolio Company's assets in certain Hedge Funds in which Other Accounts may invest or in which the Portfolio Company may otherwise invest.

The Adviser, Hedge Fund Managers, and their respective affiliates may have interests in Other Accounts they manage that differ from their interests in the Portfolio Company and Hedge Funds and may manage such accounts on terms that are more favorable to them (e.g., may receive higher fees or performance allocations) than the terms on which they manage the Portfolio Company or Hedge Funds. In addition, the Adviser and Hedge Fund Managers may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees and incentive allocations to which the Portfolio Company is subject.

The Hedge Fund Managers are unaffiliated with the Adviser, and the Adviser has no control over such managers and no ability to detect, prevent or protect the Portfolio Company from their misconduct or bad judgment. Such managers may be subject to conflicts of interest due to hedge fund incentive fees, which may cause a manager to favor hedge fund clients over other clients. In addition, such managers may use conflicting buying and selling strategies for different accounts under their management. Lack of disclosure relating to the payment of fees and provision of services by prime brokers to hedge funds also may mask conflicts.

In addition, the Distributor (or one of its affiliates) may, from its own resources, make payments to broker-dealers and investor service providers for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend TEI instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

OTHER INVESTORS IN THE PORTFOLIO COMPANY. Other investors in the Portfolio Company may alone or collectively own or acquire sufficient voting interests in the Portfolio Company to control matters relating to the operation of the Portfolio Company. TEI's inability to control the Portfolio Company may adversely affect TEI's ability to meet repurchase requests, which requires the cooperation of the Portfolio Company's Board. As a result, TEI may be led to withdraw its investment in the Portfolio Company or take other appropriate action as in the best interests of TEI. Any such withdrawal could result in a distribution "in kind" of portfolio securities (as opposed to a cash distribution from the Portfolio Company). If securities and other non-cash assets are distributed, TEI, through the Offshore Fund, could incur brokerage, tax, or other charges in converting those assets to cash for distribution to investors. In addition, the distribution in kind may reduce the range of investments in the portfolio or adversely affect the liquidity of TEI.
Notwithstanding the above, there are other means for meeting repurchase requests, such as borrowing.

LIMITS OF RISK DISCLOSURES

The above discussion covers key risks associated with TEI, the Portfolio Company and the Units, but is not, nor is it intended to be, a complete enumeration or explanation of all risks involved in an investment in TEI. Prospective investors should read this entire Prospectus and the LLC Agreement and consult with their own advisors before deciding whether to invest in TEI. An investment in TEI should only be made by investors who understand the nature of the investment, do not require more than limited liquidity in the investment and can bear the economic risk of the investment.

In addition, as the Portfolio Company's investment program changes or develops over time, an investment in TEI may be subject to risk factors not described in this Prospectus. TEI, however, will supplement this Prospectus from time to time to disclose any material changes in the information provided herein.

                                       TEI

TEI, which is registered under the 1940 Act as a closed-end, non-diversified, management investment company, was organized as a limited liability company under the laws of Delaware on October 22, 2003. TEI invests substantially all of its investable assets in the Offshore Fund, which in turn invests all or

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

substantially all of its investable assets in the Portfolio  Company, a separate
closed-end,  non-diversified,   management  investment  company  with  the  same
investment objectives as TEI.

TEI's, the Offshore Fund's and the Portfolio Company's principal office is located at the Adviser's offices at 123 N. Wacker Drive, 28[th] Floor, Chicago, Illinois 60606. The Adviser's telephone number is 312-881-6500. Investment advisory services are provided to the Portfolio Company by the Adviser, Glenwood Capital Investments, L.L.C., a limited liability company organized under Illinois law and an indirect subsidiary of Man Group plc, pursuant to an investment advisory agreement most recently approved by the Portfolio Company's Board of Managers on January 18, 2008 (the "Advisory Agreement"). Responsibility for monitoring and overseeing TEI's management and operation is vested in the individuals who serve on the Board. See "Board of Managers" in the SAI. The Portfolio Company's Board of Managers (the "Portfolio Company's Board") has responsibility for monitoring and overseeing the Portfolio Company's investment program. The Portfolio Company's Board has delegated to the Adviser its rights and powers to the extent necessary for the Portfolio Company's Board to carry out its oversight obligations as may be required by the 1940 Act, state law, or other applicable laws or regulations.

TEI may withdraw all of its assets from the Offshore Fund and thereby the Portfolio Company if the Board determines that it is in the best interest of TEI to do so, provided that the Portfolio Company permits TEI to tender for repurchase its interest, held through the Offshore Fund, in the Portfolio
Company. In the event TEI withdraws, through the Offshore Fund, all of its assets from the Portfolio Company, the Board would consider what action might be taken, including investing the assets of TEI, through the Offshore Fund, in another pooled investment entity or retaining an investment adviser to manage
TEI's assets in accordance with its investment objectives. TEI's investment performance may be affected by a withdrawal of its assets, held through the Offshore Fund, from the Portfolio Company (or the withdrawal of assets of another investor in the Portfolio Company).

OFFSHORE FUND

The Offshore Fund is not registered under the 1940 Act. The Offshore Fund serves as an intermediate entity through which TEI invests in the Portfolio Company. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over assets.

The Offshore Fund serves as a pass-through entity whereby UBTI generated by the investment activities of the Portfolio Company (and Hedge Funds) is not ultimately incurred by a Member. The Offshore Fund is organized under the laws of the Cayman Islands as a limited duration company or LDC and is subject to the taxation provisions of the Cayman Islands as a corporation. An LDC organized in the Cayman Islands offers limited liability to its members. Such an entity generally may only carry on activities in the Cayman Islands in furtherance of its overseas (non-Cayman Islands) activities. The Offshore Fund has a limited duration of 30 years, as required by Cayman Islands law, and has two members:
TEI, which serves as the managing member, and the Adviser, which holds only a nominal non-voting interest in the Offshore Fund. TEI and the Adviser have delegated all day-to-day management and general oversight responsibilities of the Offshore Fund to TEI. Therefore, all decisions involving the Offshore Fund effectively are controlled by TEI's Board. The Offshore Fund has no independent investment discretion or other decision-making capabilities, and serves purely as an intermediate entity for the benefit of TEI and under the control of TEI's Board. The Offshore Fund has no investors other than TEI and the Adviser.

Persons deemed to be affiliated with the Offshore Fund are TEI, the Portfolio Company, the Adviser, the Distributor, and Man Group plc.

THE PORTFOLIO COMPANY

The Portfolio Company has been a registered investment company since January 24, 2003. Pursuant to a two-part reorganization transaction completed on January 2, 2003, a previously operating privately offered investment fund that followed substantially identical investment policies to the Portfolio Company and TEI contributed all of its assets, except those restricted for regulatory reasons, liquidation purposes, or forced redemptions, to the Portfolio Company in exchange for interests in the Portfolio Company. The primary difference between this private investment fund and the Portfolio Company is that, following the reorganization of the private investment company, the Portfolio Company became subject to the investment constraints of the 1940 Act and other investment constraints adopted by the Adviser. For information concerning the performance record of that private investment fund and the performance of the Portfolio Company and TEI, see "Appendix B - Performance Information."

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 25

STRUCTURE

TEI is a specialized investment vehicle that combines many of the features of an investment fund not registered under the 1940 Act, often referred to as a "private investment fund," with those of a registered closed-end investment company. Private investment funds, such as hedge funds, are commingled investment pools that are often aggressively managed and that offer their securities privately without registration under the 1933 Act in large minimum denominations (often over $1 million) to a limited number of high net worth individual and institutional investors. The general partners or investment advisers of these funds, which are typically structured as limited partnerships or limited liability companies, are usually compensated through asset-based fees and incentive-based allocations. Registered closed-end investment companies are typically organized as corporations, business trusts, limited liability companies or limited partnerships that generally are managed more conservatively than most private investment funds. These registered companies impose relatively modest minimum investment requirements, and publicly offer their shares to a broad range of investors. The advisers to registered closed-end investment companies are typically compensated through asset-based (but not incentive-based) fees.

TEI is similar to a private investment fund in that, through its investment in the Portfolio Company, it is actively managed and Units are sold to Eligible Investors, subject to applicable requirements. See "Investor Qualifications." In addition, the Hedge Fund Managers of the Hedge Funds typically are entitled to receive incentive-based compensation. Unlike many private investment funds, however, TEI, as a registered closed-end investment company, can offer Units without limiting the number of Eligible Investors that can participate in its investment program and may publicly promote the sale of Units. The structure of TEI is designed to permit certain tax-favored sophisticated investors that have a higher tolerance for investment risk to participate in an aggressive
investment   program  without  making  the  more  substantial   minimum  capital
commitment that is required by many private investment funds and without subjecting TEI to the limitations on the number of investors and the manner of offering faced by many of those funds. TEI also provides such investors access to the Portfolio Company, without incurring UBTI, through use of the interpositioned Offshore Fund.

                               INVESTMENT PROGRAM

INVESTMENT OBJECTIVES

TEI, the Offshore Fund's and the Portfolio Company's investment objectives are:

   o To preserve capital, regardless of what transpires in the U.S. or global financial markets.

   o To generate attractive returns and thereby increase investors' wealth.

   o To produce returns which have low correlation with major market indices.

TEI attempts to achieve its objectives by investing substantially all of its investable assets in the Offshore Fund, which has the same investment objectives as TEI. The Offshore Fund in turn invests substantially all of its investable assets in the Portfolio Company, which utilizes a multi-strategy, multi-manager approach to attain these objectives. The Portfolio Company emphasizes efficient allocation of investor capital among hedge funds and other pooled investment vehicles such as limited partnerships (collectively, the "Hedge Funds") with a range of investment strategies, managed by independent investment managers (the "Hedge Fund Managers"). The Adviser believes that there are benefits to be derived from exposure to a broad range of Hedge Funds and investment strategies and that the fund of funds approach maximizes the potential for stable, positive returns over a full economic cycle.

The investment objectives of TEI, the Offshore Fund and the Portfolio Company are non-fundamental and may be changed by the Board (also acting for the Offshore Fund) and the Portfolio Company's Board, respectively. Except as otherwise stated in this Prospectus or in the SAI, the investment policies and restrictions of TEI, the Offshore Fund and the Portfolio Company are not fundamental and may be changed by the Board (also acting for the Offshore Fund) and the Portfolio Company's Board, respectively. TEI's, the Offshore Fund's and the Portfolio Company's fundamental investment policies are listed in the SAI. The Portfolio Company's principal investment policies and strategies are discussed below.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 26

INVESTMENT POLICIES

Allocation among Hedge Funds and Hedge Fund Managers and their respective investment strategies is a basic policy of the Adviser designed to give the Portfolio Company significantly greater stability of return than would be likely were its capital managed pursuant to a limited number of Hedge Funds or investment strategies. Different Hedge Funds, investment strategies, and Hedge Fund Managers may perform well over a complete market cycle, although their periods of above average and below average performance will not necessarily coincide.

The Portfolio Company's allocation program is intended to permit it to maintain substantial upside potential under a wide range of market conditions while reducing the variability of return. Furthermore, while some of the investment strategies used by individual Hedge Funds and Hedge Fund Managers involve a high degree of risk, the Adviser believes that the Portfolio Company's allocation to a number of different strategies and Hedge Fund Managers will reduce the overall risk associated with investments in Hedge Funds.

TEI offers Eligible Investors the following potential advantages:

   o Spreading of risk across a number of investment strategies, Hedge Fund Managers, Hedge Funds, and markets.

   o Professional selection and evaluation of investments and Hedge Fund Managers. The principals of the Adviser have extensive experience in applying multi-strategy, multi-manager investment approaches.

   o Ability to invest with Hedge Fund Managers whose minimum account size is higher than most individual investors would be willing or able to commit.

   o Limited liability.

   o Not incurring UBTI, which would be taxable income to otherwise tax-deferred or tax-exempt entities.

   o Administrative convenience.

INVESTMENT STRATEGIES

Investment strategies pursued by Hedge Funds selected for the Portfolio Company involve a wide range of investment techniques. The following general descriptions summarize certain investment strategies that may be pursued by Hedge Funds selected by the Adviser for the Portfolio Company. These descriptions are not intended to be complete explanations of the strategies described or a list of all possible investment strategies or methods that may be used by the Hedge Fund Managers.

     EQUITY HEDGE. Equity hedge is characterized by managers investing in U.S. and international equity markets with a strong commitment to running portfolios on a highly hedged basis. Portfolios may be run either on a purely balanced exposure or within tight bands of net exposure to the equity markets traded. In addition, some portion of Equity Hedge managers may run short only or short biased exposures. Returns can be driven by fundamental or quantitative security selection, both within or across sectors, but without a significant beta exposure in the portfolio. As a result, with the exception of short only or short biased exposures, net long or short market exposure generally is not a driver of returns.

     The managers that are selected in this sector must be highly skilled with respect to security selection, but also possess strong portfolio management skills in order to reduce or mitigate the impact of sector, style or other systematic factors on returns. These managers typically use low to moderate leverage in terms of gross exposure, and tend to focus on highly liquid markets.

     Risk in this sector is often characterized by periods of underperformance in highly directional and momentum-driven markets. These managers tend to experience sustained periods of underperformance when there is little price differentiation on either the short or the long side of the market and when market activity tends to be dominated by beta or momentum within the market itself.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 27

     EVENT-DRIVEN. The event driven style includes managers capitalizing on opportunities in significant corporate events. Sometimes referred to as corporate lifecycle investing, these events can include a wide variety of corporate activities that are typically (though not always) centered on changes in the balance sheet, capital structure or ownership of a company. The common theme of this strategy is that the event changes the actual or perceived value of a company's securities, creating opportunity for astute and specialized investors. Examples of such events would be:

     o     mergers and acquisitions;

     o     spinoffs and/or divestitures of divisions or subsidiaries; and

     o recapitalization or changes in balance sheet structure through actions such as:

     1. increasing leverage through increased dividends, share buybacks or increased borrowings,

     2.  decreasing leverage through equity issuance or debt paydown,

     3.  entry into bankruptcy,

     4.  exit from bankruptcy, and

     5.  others.

     The style consists of two strategies, special situations, and multi-strategy event.

     The special situations strategy includes two main groups of managers. The first is passive event generalist managers, who will capitalize on opportunities in mergers, acquisitions, spinoffs, divestitures, recapitalizations and, in some cases, the (debt or equity) securities of bankrupt, near bankrupt, or post-bankruptcy companies. The second is activist managers, who try to influence the value of their investments by taking large stakes in companies and attempting to persuade managements, boards of directors and shareholders to implement specific actions. In many cases, the actions that activist managers advocate are the same corporate events that attract other event-driven managers to the situation. In addition, some activist managers may advocate operational, rather than corporate finance, changes as a means of realizing value.

     The approaches activist managers use range from quiet cooperation to direct confrontation, and the degree of control activist mangers seek ranges from simply convincing companies to complete a one-time event, to gaining effective control of the company through board seats. Specific tactics range from quietly and cooperatively making suggestions to management and/or boards of directions to publicly advocating changes to proxy fights to gain board seats or force other changes.

     The choice of whether to be passive or active often depends on the specific situation. While managers will choose to emphasize activism to a greater or lesser degree, managers using passive and active strategies are not mutually exclusive. Many event generalists will become active in certain situations, and many activists will make investments where they do not intend to take an active role.

     Multi-strategy event consists of managers who, in addition to special situations trading also engage in trading in distressed securities. They will tend to adjust the mix of these strategies as underlying market conditions warrant.

     DISTRESSED & CREDIT. Managers in this style will take directional positions in corporate debt securities. The strategies within this style focus on distressed debt and credit long/short. Both of these strategies will tend to invest in corporate debt securities based on fundamental credit analysis of the underlying companies.

     In distressed debt, although managers tend to be long-biased over the cycle, they will take both long and short positions in the securities of companies who are in bankruptcy, have the near-term potential to enter bankruptcy, or have recently emerged from bankruptcy. The potential for excess returns in the strategy derives from structural impediments to many institutions holding distressed securities and from the difficulty of evaluating securities and claims that are subject to bankruptcy proceedings. In credit long/short, managers will typically take directional long and short positions in corporate debt securities. Although they will

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 28
     tend to have some directional bias at any point in time, managers in this strategy will tend to be neutral about the overall direction of the credit markets over the course of the cycle. In addition, managers will also take some relative value positions between different credits and within the capital structure of the same credit. Excess returns in this strategy come from structural inefficiencies due to the dominance of these markets by ratings and regulator-driven investors as well as the ability to construct attractive risk-return positions by virtue of the option-like characteristics of long and short credit positions.

     RELATIVE VALUE. Relative value is characterized by the ability to exploit mispricings within different securities of either the same issuer or of issuers with similar fundamental characteristics. This strategy can often involve exploiting the optionality in the market for select securities, particularly for convertible bonds.

     Returns are generated by being long or short the spreads of related securities and the impact of the tightening or widening of these spreads. While the strategies within the relative value style tend to be classified as arbitrage strategies, they are not necessarily market neutral, nor are they necessarily perfect or realizable arbitrage. Managers often rely on a moderate to higher level of leverage in order to profit from small pricing discrepancies.

     The risks associated with relative value include liquidity risk of the leverage used in the portfolio and the fundamental illiquidity that can underlie specific markets in which the manager is invested. Managers are generally invested in equities, debt and derivative securities. These securities may be listed or over-the-counter.

     VARIABLE EQUITY. Variable equity is characterized by managers who invest in U.S. and international equity markets in a traditional, trading oriented style. Managers generally take on larger net exposures than their equity hedge counterparts. In fact, these portfolios are often characterized by shifts in gross and net exposures over time as market conditions change, and certain managers may position their portfolios as either purely net-long or net-short.

     Variable equity returns are primarily driven by the managers' individual stock selection skills and their abilities to identify shifts in market direction. Variable equity managers generally use little leverage.

     Risks generally arise from the managers' stock picking decisions, specifically investments in individual securities that may move against them. These managers also can be vulnerable to unexpected and rapid directional shifts in the markets.

     COMMODITY AND MACRO. Commodity and macro managers typically attempt to profit from directional trading across the spectrum of asset classes. In general, positions are concentrated in commodities, currencies, interest rates and stock index futures. However, managers may also take positions in specific equity or credit securities, but these positions tend to be driven by a more thematic as opposed to company-specific rationale. In addition, while many macro positions tend to be directional there may also be a significant amount of exposure to relative value trades among various commodities, currencies, interest rates and stock index markets, either within or across countries and geographic regions.

     Glenwood divides this style into three distinct strategies, discretionary commodity managers, systematic commodity trading advisors (`CTAs'), and global macro managers (both systematic and discretionary).

     Discretionary commodity managers tend to take directional and relative value positions in commodities and commodity-related securities. The rationale for these positions is largely based on fundamental research into the supply and demand for the commodity, and, in the case of securities, the sensitivity of the issuing companies to changes in the price of the commodity. Managers are able to earn attractive returns by successfully gathering and interpreting information from a variety of sources, both public and proprietary.

     Systematic CTAs trade commodities, currencies, interest rates and stock indices through both the futures and cash markets. Their trades are based on signals generated by quantitative algorithms that are largely if not exclusively based on price data. Most managers in this sector use trend-following systems that attempt to capture price momentum in these markets.

     Global macro managers attempt to profit from large directional or relative value moves in any of the major asset classes, but unlike systematic CTAs, tend to be more reliant on fundamental as opposed to price data. These managers can be either systematic, applying quantitative algorithms to economic data, or fundamental, applying the manager's judgment to whatever the manager believes is the pertinent data for the particular asset class being traded. In general, these managers benefit from large changes in the

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 29
     absolute or relative prices within or across asset classes. Global macro managers are largely unconstrained in terms of asset class and are potentially able to earn excess returns by correctly predicting price moves in a wide range of instruments and generally benefit from inefficiencies and price distortions that arise when more constrained investors (e.g., central banks, corporate foreign exchange hedgers, etc.) are forced to make less economically optimal trading decisions.

     Most commodity and global macro managers have an expected volatility higher than those of other hedge fund styles represented in the Glenwood portfolios. However, due to their strong diversification characteristics as compared to other hedge fund strategies, commodity and global macro funds can serve to protect portfolio capital during difficult market conditions.

ALLOCATION AMONG INVESTMENT STRATEGIES

The Adviser anticipates that the Portfolio Company will continuously maintain investments in several different strategies directed by a number of Hedge Fund Managers. Each investment strategy may be represented in the Portfolio Company's portfolio by one or more Hedge Funds. In selecting an investment strategy, the Adviser evaluates the effect of investing in such strategy on the overall asset allocation of the Portfolio Company. Emphasis is given to the degree to which an investment strategy's performance is expected to be independent of the performance of strategies already being used by Hedge Funds represented in the Portfolio Company.

In anticipation of or in response to adverse market or other conditions, or atypical circumstances such as unusually large cash inflows or repurchases, TEI (through the Offshore Fund) may temporarily hold all or a portion of its assets in cash, and the Portfolio Company may temporarily hold all or a portion of its assets in cash, cash equivalents or high-quality debt instruments.

LEVERAGE

In effecting the Portfolio Company's investment strategies, the Portfolio Company may leverage its investments with Hedge Fund Managers through bank borrowings in an amount not expected to exceed 20% of gross assets. In addition, the Portfolio Company and TEI may engage in short-term borrowing from a credit line or other credit facility in order to meet redemption requests, for bridge financing of investments in Hedge Funds, in the case of the Portfolio Company, or for cash management purposes. The Portfolio Company may choose to engage in such leveraging of its investments because it believes it can generate greater returns on such borrowed funds than the cost of borrowing. However, there is no assurance that returns from borrowed funds will exceed interest expense. Borrowings are subject to a 300% asset coverage requirement under the 1940 Act. Borrowings by Hedge Funds are not subject to this requirement. Short-term borrowings for the purpose of meeting redemption requests, for bridge financing of investments in Hedge Funds, or for cash management purposes are not considered the use of investment leverage, and are subject to the above asset coverage requirement. The Portfolio Company may be required to pledge assets when borrowing, which in the event of an uncured default, could affect the Portfolio Company's operations, including preventing the Portfolio Company from conducting a repurchase of its interests. In addition, the terms of any borrowing may impose certain investment restrictions on the Portfolio Company.

The following table is designed to illustrate the effect on the return to a holder of each class of TEI's Units of leverage in the amount of 20% of TEI's gross assets. The table assumes hypothetical annual returns of TEI's portfolio of minus 10% to plus 10%, and an assumed utilization of leverage in the amount of 20% of TEI's gross assets with a cost of borrowing of approximately 3.60% payable for such leverage based on market rates as of the date of this Prospectus. TEI's actual cost of leverage will be based on market rates at the time TEI borrows money for investment leverage, and such actual cost of leverage may be higher or lower than that assumed in the previous example. As the table shows, leverage generally increases the return to Members when portfolio return is positive and greater than the cost of leverage and decreases the return when the portfolio return is negative or less than the cost of leverage. The figures appearing in the table are hypothetical and actual returns may be greater or less than those appearing in the table.

  Assumed Portfolio Return (net of expenses)........  (10)%      (5)%       0%       5%       10%
                                                      -------------------------------------------
  Corresponding Unit Return Assuming 20% Leverage... (12.83)%   (6.83)%   (0.83)%   5.17%    11.17%

Many Hedge Fund Managers also use leverage in their investment activities through purchasing securities on margin and through selling securities short. Hedge Fund Managers may also use leverage by entering into total return swaps or other derivative contracts as well as repurchase agreements whereby the Hedge

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 30

Fund Manager effectively borrows funds on a secured basis by "selling" portfolio securities to a financial institution for cash and agreeing to "repurchase" such securities at a specified future date for the sales price paid plus interest at a negotiated rate. Certain Hedge Fund Managers also trade futures, which generally involves greater leverage than other investment activities due to the low margin requirements associated with futures trading.

INVESTMENT SELECTION

The Adviser is responsible for the allocation of assets to various Hedge Funds, subject to policies adopted by the Portfolio Company's Board.

SELECTION OF HEDGE FUND MANAGERS. The Hedge Fund Managers may manage the Portfolio Company's assets through pooled vehicles such as investment companies, private limited partnerships and limited liability companies. The Portfolio Company may, on rare occasions (e.g., to gain access to Hedge Funds that are closed to new investors), also access Hedge Funds indirectly through structured notes, swaps, and other derivative contracts whose return is tied to the Hedge Funds' performance. Hedge Fund Managers are selected with the objective of obtaining quality management and a broad range of strategies. The compensation earned by the Hedge Fund Managers can involve fixed fees based on the value of the assets under management, performance fees based on profits earned by Hedge Fund Managers (often 15-25% of such profits, but which may be higher) or a combination thereof.

An important element of the Hedge Fund Manager selection process is the Adviser's subjective assessment of the ability and character of prospective Hedge Fund Managers. Although many of the Hedge Fund Managers selected are successful, highly regarded members of their industry, on occasion the Adviser may select relatively new and unproven Hedge Fund Managers whom it believes demonstrate unusual potential.

In conducting its due diligence, the Adviser generally visits prospective Hedge Fund Managers. To the extent that such information is available, the Adviser considers a prospective Hedge Fund Manager's risk management program; use of leverage; use of short sales, futures, and options; degree of market exposure; spreading of risk among various investment positions; and a broad range of other areas, including organizational and operational criteria. The Adviser also conducts quantitative evaluations of a prospective Hedge Fund Manager's performance. In addition, the Adviser considers a variety of factors, including the following, in selecting prospective Hedge Fund Managers.

   o Past performance during favorable and unfavorable market conditions.

   o Spreading of risk in relation to other Hedge Fund Managers.

   o Amount of assets under management.

   o Absence of significant conflicts of interest.

   o Overall integrity and reputation.

   o Percentage of business time devoted to investment activities.

   o  Fees charged.

The principals of the Adviser have several sources, including the following, for identifying prospective Hedge Fund Managers.

   o Referrals from other advisers, brokers and investors.

   o Knowledge obtained through current and past investment activities of potential Hedge Fund Managers who manage only proprietary capital or who are employed by other financial entities.

   o Articles, publications, and performance measurement services.

                                     Man-Glenwood Lexington TEI, LLC Prospectus

PORTFOLIO CONSTRUCTION. Allocation will depend on the Adviser's assessment of the likely risks and returns of various investment strategies that the Hedge Funds utilize and the likely correlation among the Hedge Funds under consideration. The Adviser uses a combination of qualitative and proprietary quantitative screens to efficiently distill the universe of thousands of managers down to a shorter list of the "best" prospects, those that the Adviser believes have the greatest potential to add value to its portfolios. It then conducts due diligence on these prospects by evaluating the investment processes and by focusing on each of these Hedge Funds as a small dynamic business. As part of its due diligence process, the Adviser evaluates the challenges and potential hurdles it believes each manager might face and its ability to successfully navigate such hurdles.

ONGOING EVALUATION OF INVESTMENTS. As noted above, unregistered investment funds typically have greater flexibility than traditional registered investment companies as to the types of securities the unregistered funds hold, the types of trading strategies used, and in some cases, the extent to which leverage is used. The Hedge Fund Managers selected by the Portfolio Company have full discretion, without the Portfolio Company's input, to purchase and sell securities and other investments for their respective Hedge Funds consistent with the relevant investment advisory agreements, partnership agreements, or other governing documents of the Hedge Funds. The Hedge Funds are generally not limited in the markets in which they invest, either by location or type, such as U.S. or non-U.S., large capitalization, or small capitalization, or the investment discipline that they may employ, such as value or growth or bottom-up or top-down analysis. These Hedge Funds may invest and trade in a wide range of securities and other financial instruments and may pursue various investment strategies and techniques to hedge other holdings of the Hedge Funds or for any other purpose. Although the Hedge Funds will primarily invest and trade in equity and debt securities, they may also invest and trade in currencies, financial futures, and equity- and debt-related instruments (i.e., instruments that may derive all or a portion of their value from equity or debt securities). The Hedge Funds may also sell securities short, purchase and sell option and futures contracts and engage in other derivative transactions, subject to certain limitations described elsewhere in this Prospectus. The use of one or more of these techniques may be an integral part of the investment program of a Hedge Fund, and involves certain risks. The Hedge Funds may use leverage, which also entails risk. See "Risk Factors - Principal Risk Factors Relating to Types of Investments and Related Risks."

The Adviser evaluates the risks of the Portfolio Company's portfolio and of individual Hedge Funds. The primary goal of this process with respect to individual Hedge Funds is to determine the degree to which the Hedge Funds are performing as expected and to gain early insight into factors that might call for an increase or decrease in the allocation of the Portfolio Company's assets among those Funds. With respect to aggregate portfolio evaluation, the Adviser endeavors to monitor the Portfolio Company's aggregate exposures to various investment strategies and to various aggregate risks.

The Adviser evaluates the operation and performance of a Hedge Fund as frequently as the Adviser believes is appropriate in light of the strategy followed by the Hedge Fund Manager and the prevailing market conditions. The Adviser solicits such information from the Hedge Fund Manager and other sources, such as prime brokers, that the Adviser deems necessary to properly assess the relative success or failure of a Hedge Fund. The Adviser conducts reviews with Hedge Fund Managers and the Adviser's network. The Adviser may make periodic assessments, based on any information available to it, of the degree to which multiple Hedge Funds are making substantially similar trades, which might narrow the range of assets in the Portfolio Company's portfolio. Changes in leverage, personnel, market behavior, expenses, litigation, capital resources, economic conditions and other factors may be reviewed, as appropriate and to the extent the information is available to the Adviser.

To the extent that the Adviser has sufficient historical or contemporaneous information to do so, the Adviser may periodically adjust the Portfolio Company's allocations among Hedge Funds based on the Adviser's assessment of a number of factors, including: (i) the degree to which the Hedge Fund Manager is pursuing an investment strategy consistent with its stated policy; (ii) whether, and to what degree, the focus, incentives and investment strategy of the Hedge Fund Manager have changed; and (iii) whether the investment strategy employed remains consistent with the objectives of the Portfolio Company.

EVALUATION OF HEDGE FUND MANAGERS AND INVESTMENTS

The Adviser evaluates the performance of the Portfolio Company's Hedge Fund Managers on a regular basis. Hedge Fund Managers are also contacted by the Adviser for their analysis of significant events as they relate to their investment strategies and influence their investment decisions. The Adviser also makes periodic comparative evaluations of Hedge Fund Managers and other managers utilizing similar investment strategies.

If a Hedge Fund Manager's relative performance is poor or if significant changes occur in a Hedge Fund Manager's approach or investments or for other reasons, the capital allocation to that Hedge Fund Manager may be reduced or withdrawn. The allocations of the Portfolio Company's assets among different investment

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

strategies and Hedge Fund Managers are adjusted from time to time to reflect the Adviser's analysis of which strategies and Hedge Fund Managers are best suited to current market conditions.

         MANAGEMENT OF TEI, THE OFFSHORE FUND AND THE PORTFOLIO COMPANY

GENERAL

TEI's Board and the Portfolio Company's Board provide broad oversight over the operations and affairs of TEI and the Portfolio Company, respectively. A majority of the Board is comprised of persons who are not "interested persons" (as defined in the 1940 Act) of TEI (the "Independent Managers"). Similarly, a majority of the Portfolio Company's Board is comprised of persons who are not "interested persons" of the Portfolio Company (the "Portfolio Company's Independent Managers"). The Offshore Fund has two members, TEI and the Adviser (which holds only a nominal non-voting interest). TEI is the managing member of the Offshore Fund, and the members have delegated the day-to-day management and general oversight responsibilities of the Offshore Fund to TEI. The Offshore Fund therefore effectively is controlled by TEI's Board.

The Adviser was formed as a limited liability company under the laws of the State of Illinois in March 1998 and is a registered investment adviser under the Advisers Act. The Adviser is registered as a commodity trading advisor and a commodity pool operator with the CFTC and is a member of the National Futures Association in such capacities. The Adviser also serves as portfolio manager to private investment funds, some of which utilize a multi-manager, multi-strategy investment approach similar to that of the Portfolio Company. The Adviser may in the future serve as an investment adviser or general partner of other registered and unregistered private investment companies. The offices of the Adviser are located at 123 N. Wacker Drive, 28[th] Floor, Chicago, Illinois, 60606. The Adviser's telephone number is 312-881-6500.

The Adviser is an indirect, wholly owned subsidiary of Man Group plc, a company listed on the London Stock Exchange, which is a constituent of the FTSE100 Index of leading U.K. companies. Man Group plc is a diversified global financial services firm that engages in a broad spectrum of activities including financial advisory services, asset management activities, sponsoring and managing private investment funds, engaging in broker-dealer transactions, and other activities.

The Adviser has assembled a closely-knit team of investment management specialists with considerable experience in the hedge fund industry. It has also built an extensive network of industry contacts and a proprietary database with a large number of managers, enabling it to offer investors access to some of the finest investment management talent. The Adviser believes that its rigorous portfolio construction process and disciplined investment management approach have earned the Adviser its reputation as a leading, established provider of multi-strategy, multi-manager funds of hedge funds (generally funds of unaffiliated funds).

The Adviser has the responsibility to implement the Portfolio Company's investment program, subject to the ultimate supervision of, and any policies established by, the Portfolio Company's Board. Under the terms of the Advisory Agreement, the Adviser allocates the Portfolio Company's assets and regularly evaluates each Hedge Fund to determine whether its investment program is consistent with the Portfolio Company's investment objective and whether its investment performance and other criteria are satisfactory. The Adviser may reallocate the Portfolio Company's assets among Hedge Funds, terminate its relationship with Hedge Funds and select additional Hedge Funds, subject in each case to the ultimate supervision of, and any policies established by, the Portfolio Company's Board.

As compensation for services required to be provided by the Adviser under the Advisory Agreement, the Portfolio Company pays the Adviser a quarterly Management Fee computed at the annual rate of 1.75% of the aggregate value of outstanding Units (which applies to both Class A Units and Class I Units) determined as of the last day of each calendar month (before any repurchases of Units).

The personnel of the Adviser principally responsible for management of the Portfolio Company are highly experienced and educated investment professionals with a long performance record in alternative investments. They have identified, evaluated, structured, managed and monitored billions of dollars in a wide range of alternative investments globally and maintain a strong network within the alternative investment community as a result of their prior and ongoing experience. The Adviser and its personnel maintain relationships with a large number of managers. The Adviser believes that, as a result of these contacts, the Portfolio Company should have access to a large number of Hedge Funds from which to select.

The personnel of the Adviser who have primary responsibility for management of the Portfolio Company, including the selection of Hedge Fund Managers and the allocation of the Portfolio Company's assets among the Hedge Fund Managers, are:

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

JOHN B. ROWSELL. Dr. Rowsell, President of the Adviser, and a Manager and President of Lexington and the Portfolio Company, joined the Adviser in 2001 as a member of the investment committee. Before joining the Adviser, Dr. Rowsell managed an internal hedge fund at McKinsey & Company from mid-1998. Prior to that, he was a managing director in alternative asset management at Carr Global Advisors, a subsidiary of Credit Agricole Indosuez. Dr. Rowsell had also been the Director of Research for Credit Agricole Futures. Dr. Rowsell was an adviser to Goldman Sachs between 1995 and 2001 as a member of the Index Policy Committee, Goldman Sachs Commodity Index. He was also a Director at the Chicago Mercantile Exchange and an adjunct professor at the Illinois Institute of Technology, Stuart School of Business. Dr. Rowsell received a B.Sc. from the University of Guelph in Canada in 1982 and his M.S. and Ph.D. from Virginia Polytechnic Institute in 1987 and 1991, respectively.

MICHAEL J. JAWOR. Mr. Jawor joined the Adviser in 2001 as a member of the investment committee. From mid-1994 until joining the Adviser, he was a co-portfolio manager of Sirius Partners, L.P., a fund of hedge funds where he was responsible for all aspects of hedge fund manager evaluation. Mr. Jawor's prior background also includes eight years as a manager in the First National Bank of Chicago's global derivatives business. In this role he was responsible for both product development and market making of over-the-counter portfolios in interest rate (3 years), commodity (3 years) and equity (2 years) derivatives. Mr. Jawor received a BBA (cum laude) from Loyola University of Chicago in 1981, an MBA from the University of Chicago in 1986 and is a Chartered Financial Analyst
(CFA).

ANTHONY M. LAWLER. Mr. Lawler joined the Adviser in 2002 and became a member of the investment committee in 2005. Mr. Lawler has a broad investment analysis background and has spent time in sell-side research, M&A investment banking, and venture capital. Prior to joining the Adviser, Mr. Lawler was a sell-side equity research analyst at Prudential Securities from 2001 to 2002, publishing both company and industry research regarding application software. Prior to Prudential, Mr. Lawler was a manager at a venture capital firm (Castling Group from 1999 to 2001) with responsibilities for sourcing, evaluating and structuring investment opportunities. Mr. Lawler began his career as a mergers and acquisitions investment banking analyst at Merrill Lynch from 1998 to 1999. Mr. Lawler has served on the board of directors of a private company. Mr. Lawler earned a BS in Finance (Highest Honors) from the University of Illinois in 1998 and an MBA in Economics and Finance from the University of Chicago in 2005.

LANCE DONENBERG. Mr. Donenberg joined the Adviser in 2006 as a member of the investment committee. From 1999 until joining the Adviser, he was a founding principal with Balyasny Asset Management ("BAM"), a multi-strategy hedge fund. His responsibilities at BAM included allocating proprietary capital to external managers. Prior to BAM, Mr. Donenberg worked at Schonfeld Securities where he was a Portfolio Manager for a fund of hedge funds. Mr. Donenberg's prior experience includes Deloitte Consulting from 1997 to 1999 and Ernst & Young from 1993 to 1994. Mr. Donenberg received a BCom (Finance) from University of Witwatersrand in 1991, BCom Honors (Economics) from UNISA (University of South Africa) in 1993, and an MBA from the Kellogg Graduate School of Management, Northwestern University in 1997.

PATRICK KENARY. Mr. Kenary, Head of Portfolio Strategy, joined the Adviser in August 2005 as Head of Research and Product Development, North America. In his current position, which he has held since November 2006, Mr. Kenary focuses on market research, portfolio strategy, and product development for the Adviser and is the primary liaison between the Adviser's Investment Committee and the North American market. From November 2002 to July 2005, Mr. Kenary was the Senior Portfolio Manager for HFR Asset Management's active portfolios. From July 2000 to October 2002, Mr. Kenary was Head of Business Development for Surefoods, Inc. a startup venture to provide a business transaction platform to the foodservice industry and President of a sister company Liquidity Partners, LLC, which provided platform structuring advice to industry transaction exchanges. From September 1998 to July 2000, Mr. Kenary was a trader and risk manager for Sheridan Investments, an options-focused CTA. From January 1997 to September 1998, Mr. Kenary was an independent trader. From September 1991 to December
1996, Mr. Kenary was a proprietary trader and analyst for Tudor Investment Corporation. From July 1990 to September 1991, Mr. Kenary was an analyst in the mergers and acquisitions group at Smith Barney. From February 1989 to May 1990, Mr. Kenary was a special assistant in legislative affairs at the White House Office of Management and Budget. From November 1988 to February 1989, Mr. Kenary was the editor of the after action report at the Office of the Presidential Transition. From June 1998 to November 1988 Mr. Kenary worked in various capacities in the George Bush Presidential campaign. Mr. Kenary received an A.B. in History from Harvard University.

Included in the SAI is information regarding the individuals listed above, including the structure and method by which they are compensated and other accounts they manage. None of the individuals listed above owns securities in TEI.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 34

ADMINISTRATIVE, ACCOUNTING, CUSTODY, TRANSFER AGENT, AND REGISTRAR SERVICES

SEI Investments Global Funds Services ("SEI") acts as TEI's and the Portfolio Company's fund accounting agent, transfer agent, and registrar. Under the terms of the administration agreements with TEI and the Portfolio Company, SEI also provides certain administrative services to TEI and the Portfolio Company, including, among others: providing support services and personnel as necessary to provide such services to TEI and the Portfolio Company; handling Member inquiries regarding TEI, including but not limited to basic questions concerning their investments in TEI and capital account balances; preparing or assisting in the preparation of various reports, assisting in the communications and regulatory filings of TEI and the Portfolio Company; assisting in the review of investor applications; monitoring TEI's and the Portfolio Company's compliance with federal and state regulatory requirements (other than those relating to investment compliance); coordinating and organizing meetings of the Board and meetings of Members and preparing related materials; and maintaining and preserving certain books and records of TEI, the Offshore Fund and the Portfolio Company. SEI Private Trust Company ("SEI Trust Company") serves as TEI's, the Offshore Fund's and the Portfolio Company's custodian and maintains custody of TEI's, the Offshore Fund's and the Portfolio Company's assets. The principal business address of SEI and SEI Trust Company is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

In consideration for these administrative services and for fund accounting, transfer agent, custodial, and registrar services provided to TEI, proportionately based on TEI's investment (through the Offshore Fund), in the Portfolio Company, to the Portfolio Company, TEI pays SEI a quarterly Accounting and Other Services Fee computed at the annual rate of up to 0.25%, subject to certain minimum fees, of the aggregate value of outstanding Units determined as of the last day of each calendar month (before any repurchases of Units) and paid quarterly, a portion of which is paid by the Portfolio Company based on TEI's proportionate investment in the Portfolio Company. The Accounting and Other Services Fee is charged to both Class A Units and Class I Units. To the extent that the Offshore Fund incurs charges for these services, the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund.

The Adviser also provides certain administrative services to TEI and to the Offshore Fund and the Portfolio Company. The Offshore Fund has minimal expenses and the Adviser, or an affiliate of the Adviser, has agreed to bear all costs related to the Offshore Fund. Under the terms of the Services Agreements with TEI, the Adviser provides certain administrative services to TEI. These services include certain legal and accounting support services, certain corporate record keeping functions, the provision of office space, and oversight and direction of other service providers, including SEI, which provides other administrative services to TEI and the Portfolio Company as described above.

Pursuant to the Class A Services Agreement and in consideration of these services related to Class A Units, TEI pays the Adviser a quarterly Services Fee computed at the annual rate of 0.25% of the aggregate value of outstanding Class A Units determined as of the last day of each month, before any repurchases of Class A Units. Pursuant to the Class I Services Agreement, no Services Fee is incurred by Class I Units. The Adviser bears all costs and expenses associated with the provision of its services under each Services Agreement. TEI pays all other expenses associated with the conduct of its business.

INVESTOR SERVICING ARRANGEMENTS

Under the terms of the Class A Investor Servicing Agreement and the Class I Investor Servicing Agreement, each between TEI and the Distributor, the Distributor is authorized to retain Investor Service Providers, which are broker-dealers and certain financial advisers for distribution services and to provide ongoing investor services and account maintenance services to Members purchasing Class A Units and Class I Units that are their customers. These services include, but are not limited to, handling Member inquiries regarding TEI (e.g., responding to questions concerning investments in TEI, capital account balances, and reports and tax information provided by TEI); assisting in the enhancement of relations and communications between Members and TEI;
assisting in the establishment and maintenance of Member accounts with TEI; assisting in the maintenance of TEI records containing Member information; and providing such other information and Member liaison services as the Distributor may reasonably request. The principal place of business of the Distributor, Man Investments Inc., is 123 N. Wacker Drive, 28[th] Floor, Chicago, Illinois 60606.

Under the Class A Investor Servicing Agreement, TEI pays a quarterly Investor Servicing Fee computed at the annual rate of 0.50% of the aggregate value of outstanding Class A Units, determined as of the last day of each calendar month and paid quarterly (before any repurchases of Class A Units), to the Distributor to reimburse it for payments made to Investor Service Providers and for the Distributor's ongoing investor servicing. Each Investor Service Provider is paid based on the aggregate value of outstanding Class A Units held by Members that receive services from the Investor Service Provider. The Distributor is entitled to reimbursement under the Investor Servicing Agreement for any payments it may make to any affiliated Investor Service Providers. Pursuant to the conditions of

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

an exemptive order issued by the SEC, the Investor Servicing Fee is paid pursuant to a plan adopted by TEI in compliance with Rule 12b-1 under the 1940 Act with respect to Class A Units.

Pursuant to the Class I Investor Servicing Agreement, Class I Units are not subject to the Investor Servicing Fee. The Distributor may compensate any Investor Service Providers it retains to provide services to Class I Members from its own assets.

In addition, the Distributor (or one of its affiliates) may, from its own resources, make payments to broker-dealers and Investor Service Providers for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and the provision of other services with respect to either Class A or Class I. The receipt of such payments could create an incentive for the third party to offer or recommend TEI instead of similar investments where such payments are not received. Such payments may be different for different intermediaries.

HEDGE FUND MANAGERS

Set out below are practices that the Adviser expects that Hedge Fund Managers may follow. However, no guarantee or assurances can be made that similar practices will be followed or that any Hedge Fund Manager will adhere to, and comply with, its stated practices.

The Adviser anticipates that each Hedge Fund Manager will consider participation by the Portfolio Company or a Hedge Fund in which the Portfolio Company invests in all appropriate investment opportunities that are also under consideration for investment by the Hedge Fund Manager for Hedge Funds and other accounts managed by the Hedge Fund Managers (collectively, the "Hedge Fund Manager Accounts"), that pursue investment programs similar to that of the Portfolio Company or the Hedge Fund. Circumstances may arise, however, under which a Hedge Fund Manager will cause its Hedge Fund Manager Accounts to commit a larger percentage of their assets to an investment opportunity than to which the Hedge Fund Manager will commit assets of the Portfolio Company or a Hedge Fund in which the Portfolio Company invests. Circumstances may also arise under which a Hedge Fund Manager will consider participation by its Hedge Fund Manager Accounts in investment opportunities in which the Hedge Fund Manager intends not to invest on behalf of the Portfolio Company or a Hedge Fund in which the Portfolio Company invests, or vice versa.

Situations may occur when the Portfolio Company could be disadvantaged by investment activities conducted by the Hedge Fund Manager for the Hedge Fund Manager Accounts. These situations may arise as a result of, among other things:
(1) legal restrictions on the combined size of positions that may be taken for the Portfolio Company, or a Hedge Fund in which the Portfolio Company invests and/or Hedge Fund Manager Accounts (collectively "Co-Investors" and individually a "Co-Investor"), limiting the size of the Portfolio Company's or a Hedge Fund in which the Portfolio Company invests' position; (2) legal prohibitions on the Co-Investors participating in the same instruments; (3) the difficulty of liquidating an investment for a Co-Investor when the market cannot absorb the sale of the combined positions; and (4) the determination that a particular investment is warranted only if hedged with an option or other instrument and the availability of those options or other instruments is limited.

Each Hedge Fund Manager, and its principals, officers, employees and affiliates, may buy and sell securities or other investments for their own accounts and may face conflicts of interest with respect to investments made on behalf of the Portfolio Company or a Hedge Fund in which the Portfolio Company invests. As a result of differing trading and investment strategies or constraints, positions may be taken by principals, officers, employees and affiliates of the Hedge Fund Manager that are the same, different from or made at different times than positions taken for the Portfolio Company or a Hedge Fund in which the Portfolio Company invests.

Hedge Fund Managers or their affiliates may from time to time provide investment advisory or other services to private investment funds and other entities or accounts managed by the Adviser or its affiliates. In addition, Hedge Fund Managers or their affiliates may from time to time receive research products and services in connection with the brokerage services that affiliates of the Adviser may provide to one or more Hedge Fund Manager Accounts or the Portfolio Company.

                             SUBSCRIPTIONS FOR UNITS

SUBSCRIPTION TERMS

TEI currently intends to accept subscriptions for Units as of the first business day of each calendar month through December 1, 2009 or at such other times as may be determined by the Board. It is expected that beginning January 1, 2010, Units will be offered on a quarterly basis or at such other times as may be determined by the Board. The Board may discontinue accepting subscriptions on a

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

monthly or quarterly basis at any time. Any amounts received in connection with the offer of Units and closings will promptly be placed in an escrow account with SEI, as TEI's escrow agent, prior to their investment in TEI. All subscriptions are subject to the receipt of cleared funds prior to the applicable subscription date in the full amount of the subscription. Although TEI may accept, in its sole discretion, a subscription prior to receipt of cleared funds, an investor may not become a Member until cleared funds have been received. The investor must also submit a completed subscription agreement before the applicable subscription date. TEI reserves the right to reject any subscription for Units and the Adviser may, in its sole discretion, suspend subscriptions for Units at any time and from time to time.

The minimum initial investment in TEI from each investor is $25,000, and the minimum additional investment in TEI is $10,000. The minimum initial and additional investments may be reduced by TEI with respect to individual investors or classes of investors (for example, with respect to certain key employees or Managers of TEI, the Adviser or its affiliates). TEI may accept investments for any lesser amount under certain circumstances, including where an investor has significant assets under the management of the Adviser or an affiliate, in the case of regular follow-on investments, and other special circumstances that may arise. Certain selling broker-dealers and financial advisors may impose higher minimums. TEI may, in its discretion, cause TEI to repurchase all of the Units held by a Member if the Member's capital account balance in TEI, as a result of repurchase or transfer requests by the Member, is less than $10,000.

TEI offers multiple classes of Units for purchase at their respective net asset values. Because of differing class fees and expenses, the Class A Unit net asset value and the Class I Unit net asset value will vary over time. See "Calculation of Net Asset Value." Only qualified Eligible Investors may purchase Class I Units. See "Investor Qualifications."

Except as otherwise permitted by TEI, initial and any additional contributions to the capital of TEI by any Member must be made in cash, and all contributions must be transmitted by the time and in the manner that is specified in the subscription documents of TEI. Initial and any additional contributions to the capital of TEI will be payable in one installment. Although TEI may, in its discretion, accept contributions of securities, TEI does not currently intend to accept contributions of securities. If TEI chooses to accept a contribution of securities, the securities would be valued in the same manner as TEI and, where appropriate, the Portfolio Company value their other assets.

Each new Member must agree to be bound by all of the terms of the LLC Agreement. Each potential investor must also represent and warrant in a subscription agreement, among other things, that the investor is an "Eligible Investor" as described below and is purchasing a Unit for its own account, and not with a view to the distribution, assignment, transfer or other disposition of the Unit.

INVESTOR QUALIFICATIONS

Each investor is required to represent that it is acquiring Units directly or indirectly for the account of an Eligible Investor. To be an "Eligible Investor" you must be one of the following: (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Code, by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1)); (5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non- working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities.

In addition, an Eligible Investor also must be one or more of the following:

  - Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, that has total assets in excess of $1,000,000;

  - Any employee benefit plan within the meaning of the ERISA if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of that Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $1,000,000 or, if a self-directed plan, the investment decisions are made solely by persons that meet one of the other criteria listed below;

  - Any organization described in Section 501(c)(3) of the Code, not formed for the specific purpose of acquiring Units, with total assets in excess of $1,000,000;

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  - A trust (i) with  total  assets in excess of  $1,000,000,  (ii) that was not formed for the purpose of investing in TEI, and (iii) of which the person responsible for directing the investment of assets in TEI has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

  - Any natural person whose  individual net worth, or joint net worth with that
    person's  spouse,   immediately  prior  to  the  time  of  purchase  exceeds
    $1,000,000;

  - Any natural person who had an individual income in excess of $200,000 in each of the two most recent years, or joint income with that person's spouse in excess of $300,000 in each of those years, and has a reasonable expectation of reaching the same income level in the current year;

  - Any individual or entity that has an account managed by an investment advisor registered under the Advisers Act and the advisor is subscribing for Units in a fiduciary capacity on behalf of the account;

  - A Manager or executive officer of TEI; or

  - An entity in which all of the equity owners meet the qualifications set forth above.

Only those Eligible Investors that (i) compensate their financial intermediaries directly for their services, or (ii) in the case of certain institutional investors, invest directly through the Distributor, may purchase Class I Units.

Existing Members subscribing for additional Units will be required to verify their status as Eligible Investors (including, as applicable, the qualifications to invest in Class I Units) at the time of the additional subscription. In addition, Eligible Investors may not be charitable remainder trusts. You must complete and sign an investor certification that you meet these requirements (including, as applicable, the qualifications to invest in Class I Units) before you may invest in TEI. A form of this investor certification is contained in Appendix A of this Prospectus. Various brokers that have entered into selling agreements with the Distributor may use differing investor certifications, which cannot, however, alter TEI's requirement that an investor be, at a minimum, an Eligible Investor.

With the exception of a seed money investment by the Adviser, which is required by law, TEI is only open to Eligible Investors as set forth above.

                       REPURCHASES AND TRANSFERS OF UNITS

NO RIGHT OF REDEMPTION

No Member or other person holding Units acquired from a Member will have the right to require TEI to repurchase those Units. There is no public market for Units, and none is expected to develop. With very limited exceptions, Units are not transferable and liquidity normally will be provided only through limited repurchase offers that will be made from time to time by TEI, as described below. Any transfer of Units in violation of the LLC Agreement, which requires Board approval of any transfer, will not be permitted and will be void. Consequently, Members may not be able to liquidate their investment other than as a result of repurchases of Units by TEI, as described below. For information on TEI's policies regarding transfers of Units, see "Repurchases, Mandatory Redemptions and Transfers of Units - Transfers of Units" in the SAI.

REPURCHASES OF UNITS

TEI from time to time will offer to repurchase outstanding Units pursuant to written tenders by Members. Repurchase offers will be made at such times and on such terms as may be determined by the Board in its sole discretion, and generally will be offers to repurchase a specified dollar amount of outstanding Units.

In determining whether TEI should repurchase Units from Members pursuant to written tenders, the Board will consider a variety of factors. The Board currently expects that TEI will offer to repurchase Units quarterly as of the last business day of March, June, September, and December. The Board will consider the following factors, among others, in making its determination:

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   o  whether any Members have requested to tender Units to TEI;

   o  the liquidity of TEI's assets;

   o  the investment plans and working capital requirements of TEI;

   o  the relative economies of scale with respect to the size of TEI;

   o  the history of TEI in repurchasing Units;

   o  the economic condition of the securities markets; and

   o the anticipated tax consequences of any proposed repurchases of Units.

TEI's assets consist primarily of its interest in the Portfolio Company, which is held through the Offshore Fund. Therefore, in order to finance the repurchase of Units pursuant to the repurchase offers, TEI may find it necessary to liquidate all or a portion of its interest, held through the Offshore Fund, in the Portfolio Company. TEI controls the Offshore Fund and, because interests in the Portfolio Company may not be transferred, TEI may withdraw a portion of its interest only pursuant to repurchase offers by the Portfolio Company made to the Offshore Fund, and a distribution from the Offshore Fund to TEI of the proceeds. TEI will not conduct a repurchase offer for Units unless the Portfolio Company simultaneously conducts a repurchase offer for Portfolio Company interests. The Portfolio Company's Board expects that the Portfolio Company will conduct repurchase offers on a quarterly basis in order to permit TEI to meet its obligations under its repurchase offers. However, there are no assurances that the Portfolio Company's Board will, in fact, decide to undertake such a repurchase offer. TEI cannot make a repurchase offer larger than a repurchase offer made by the Portfolio Company. The Portfolio Company will make repurchase offers, if any, to all of its investors, including TEI (through the Offshore
Fund), on the same terms, which practice may affect the size of the Portfolio Company's offers. Subject to the Portfolio Company's investment restriction with respect to borrowings, the Portfolio Company may borrow money or issue debt obligations to finance its repurchase obligations pursuant to any such repurchase offer.

The Board will determine that TEI repurchase Units from Members pursuant to written tenders only on terms the Board determines to be fair to TEI and Members. When the Board determines that TEI will make a repurchase offer, notice of that offer will be provided to each Member describing the terms of the offer, and containing information that Members should consider in deciding whether to tender Units for repurchase. Members who are deciding whether to tender their Units or portions thereof during the period that a repurchase offer is open may ascertain the estimated net asset value of their Units from TEI during the period the offer remains open.

When Units are repurchased by TEI, Members will generally receive cash distributions equal to the value of the Units repurchased. However, in the sole discretion of TEI, the proceeds of repurchases of Units may be paid by the in-kind distribution of securities held by TEI (through the Offshore Fund), or partly in cash and partly in-kind. TEI does not expect to distribute securities in-kind except in unusual circumstances, such as in the unlikely event that TEI does not have sufficient cash to pay for Units that are repurchased or if making a cash payment would result in a material adverse effect on TEI or on Members not tendering Units for repurchase. See "Risk Factors - Principal Risk Factors Relating to TEI's Structure." Repurchases will be effective after receipt and acceptance by TEI of all eligible written tenders of Units from Members.

REPURCHASE PROCEDURES

TEI may have to effect a withdrawal from the Offshore Fund and the Offshore Fund from the Portfolio Company to pay for the Units being repurchased, and, in turn, the Portfolio Company may have to effect withdrawals from those Hedge Funds to pay for the repurchase of TEI's interest in the Portfolio Company, which is held through the Offshore Fund. Due to liquidity restraints associated with the Portfolio Company's investments in Hedge Funds, it is presently expected that, under the procedures applicable to the repurchase of Units, Units will be valued for purposes of determining their repurchase price as of a quarter end (the "Valuation Date") that is approximately 30 days after the date by which Members must submit a repurchase request. TEI will generally pay (a) Members who have tendered all of their Units (or an amount that would cause their capital account, as discussed below, to fall below the minimum amount) an initial payment equal to 95% of the value of the Units repurchased and (b) all other
Members the entire value of their Units that have been repurchased, approximately one month after the Valuation Date. Any balance due will be determined and paid promptly after completion of TEI's annual audit and be subject to audit adjustment. The amount that a Member may expect to receive on

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the repurchase of the Member's Units will be the value of those Units determined on the Valuation Date based on the net asset value of TEI's assets as of that date. This amount will be subject to adjustment upon completion of the annual audit of TEI's financial statements for the fiscal year in which the repurchase is effected (which are expected to be completed within sixty (60) days after the end of each fiscal year).

Under these procedures, Members will have to decide whether to tender their Units for repurchase without the benefit of having current information regarding the value of Units as of a date proximate to the Valuation Date. In addition, there will be a substantial period of time between the date as of which Members must tender Units and the date they can expect to receive payment for their Units from TEI. However, upon the expiration of a repurchase offer (i.e., approximately 30 days prior to the Valuation Date), TEI will (i) earmark assets and/or (ii) deposit into an escrow account an amount of Hedge Fund securities being liquidated and cash, approximately equal to the payment required to redeem all Units accepted for repurchase. The deposit of such amount may be delayed under circumstances where the Portfolio Company has determined to redeem its interests in Hedge Funds to cover TEI's repurchase offer (through the Offshore
Fund), but has experienced delays in receiving payments from the Hedge Funds. Members will be notified in advance of the expected payment date.

A Member who tenders for repurchase only a portion of the Member's Units will be required to maintain a capital account balance of $10,000. If a Member tenders a portion of the Member's Units and the repurchase of that portion would cause the Member's capital account balance to fall below this required minimum, TEI reserves the right to reduce the portion of Units to be purchased from the Member so that the required minimum balance is maintained.

Repurchases of Units by TEI are subject to SEC rules governing issuer self-tender offers and will be made only in accordance with these rules.

MANDATORY REPURCHASE BY TEI

The LLC Agreement provides that TEI may repurchase Units of a Member or any person acquiring Units from or through a Member under certain circumstances, including if: (i) ownership of the Units by the Member or other person will cause TEI to be in violation of certain laws; (ii) continued ownership of the Units may adversely affect TEI; (iii) any of the representations and warranties made by a Member in connection with the acquisition of the Units was not true when made or has ceased to be true; or (iv) it would be in the best interests of TEI to repurchase the Units or a portion thereof. Members whose Units, or a portion thereof, are repurchased by TEI will not be entitled to a return of any amount of sales load, if any, that may have been charged in connection with the Member's purchase of the Units.

CALCULATION OF NET ASSET VALUE

TEI computes the net asset value of each class of Units, and the Offshore Fund computes its net asset value, as of the last business day of each "fiscal period" (as defined under "Units and Capital Accounts" below). Such computations are expected to occur, subject to the Board's discretion, on a monthly basis through December 1, 2009 and, beginning January 1, 2010, on a calendar quarterly basis thereafter. In determining their respective net asset values, TEI and the Offshore Fund value their investments as of such fiscal period end. The net asset value of the Offshore Fund equals the value of its assets less all of its liabilities, including accrued fees and expenses. The Class A Unit net asset value and the Class I Unit net asset value each equal the value of the assets of TEI less all of its liabilities, including applicable accrued fees and expenses with respect to Class A Units and Class I Units, as applicable. It is expected that the assets of TEI will continue to consist of its interest in the Offshore Fund. In computing its net asset value, TEI values its interest in the Offshore Fund at the value of the Offshore Fund's interest in the Portfolio Company, and the Offshore Fund values its interest in the Portfolio Company at the net asset value provided by the Portfolio Company to the Offshore Fund and TEI. Because of differing class fees and expenses, the Unit net asset value of the classes will vary over time.

The Portfolio Company's Board has approved procedures pursuant to which the Portfolio Company values its investments in Hedge Funds at fair value. As a general matter, the fair value of the Portfolio Company's interest in a Hedge Fund represents the amount that the Portfolio Company could reasonably expect to receive from a Hedge Fund or from a third party if the Portfolio Company's interest were redeemed or sold at the time of valuation, based on information reasonably available at the time the valuation is made and that the Portfolio Company believes to be reliable. In accordance with these procedures, fair value as of each fiscal period end ordinarily is the value determined as of such fiscal period end for each Hedge Fund in accordance with the Hedge Fund's valuation policies and reported by the Hedge Fund at the time of each valuation to the Portfolio Company. Under some circumstances, the Portfolio Company or the Adviser may determine, based on other information available to the Portfolio Company or the Adviser, that a Hedge Fund's reported valuation does not

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represent fair value.  In addition,  the Portfolio  Company may not have a Hedge
Fund's reported valuation as of a particular fiscal period end - for example, in the unlikely event that a Hedge Fund does not report a fiscal period end value to the Portfolio Company on a timely basis. In such cases, the Portfolio Company would determine the fair value of such Hedge Fund based on any relevant information available at the time the Portfolio Company values its portfolio, including the most recent value reported by the Hedge Fund. Using the nomenclature of the hedge fund industry, any values reported as "estimated" or "final" values will reasonably reflect market values of securities for which market quotations are available or fair value as of the Portfolio Company's valuation date.

When investing in any Hedge Fund, the Adviser will conduct a due diligence review of the valuation methodology utilized by the Hedge Fund. As a general matter, such review will include a determination whether the Hedge Fund will utilize market values when available, and otherwise utilize principles of fair value that the Adviser reasonably believes to be consistent with those used by the Portfolio Company for valuing its own investments. Although the procedures approved by the Portfolio Company's Board provide that the Adviser will review the valuations provided by the Hedge Fund Managers, neither the Adviser nor the Portfolio Company's Board will be able to confirm independently the accuracy of valuation calculations provided by such Hedge Fund Managers.

TEI's and the Portfolio Company's valuation procedures require TEI, the Portfolio Company, and the Adviser to consider all relevant information available at the time TEI and the Portfolio Company value their respective portfolios. The Adviser and/or the Portfolio Company's Board will consider such information, and may conclude in certain circumstances that the information provided by the investment adviser of a Hedge Fund does not represent the fair value of the Portfolio Company's interests in the Hedge Fund. Although redemptions of interests in Hedge Funds are subject to advance notice requirements, Hedge Funds will typically make available net asset value information to holders which will represent the price at which, even in the absence of redemption activity, the Hedge Fund would have effected a redemption if any such requests had been timely made or if, in accordance with the terms of the Hedge Fund's governing documents, it would be necessary to effect a mandatory redemption. Following procedures adopted by the Portfolio Company's Board, in the absence of specific transaction activity in interests in a particular Hedge Fund, the Portfolio Company would consider whether it was appropriate, in light of all relevant circumstances, to value such a position at its net asset value as reported at the time of valuation, or whether to adjust such value to reflect a premium or discount to net asset value. Consistent with industry practice, the Portfolio Company may not always apply a discount in cases where there was no contemporaneous redemption activity in a particular Hedge Fund. In other cases, as when a Hedge Fund imposes extraordinary restrictions on redemptions, or when there have been no recent transactions in Hedge Fund interests, the Portfolio Company may determine that it was appropriate to apply a discount to the net asset value of the Hedge Fund. Any such decision would be made in good faith, and subject to the review and supervision of the Board.

The valuations reported by the Hedge Fund Managers, upon which the Portfolio Company calculates its fiscal period end net asset values, may be subject to later adjustment, based on information reasonably available at that time. For example, fiscal year-end net asset value calculations of the Hedge Funds are audited by those funds' independent auditors and may be revised as a result of such audits. Other adjustments may occur from time to time. Any adjustments in the valuations of the Hedge Funds will be reflected in TEI's net asset values for the relevant fiscal periods and may be reflected in the proceeds that a Member would receive upon the repurchase of Units, as described above in "Repurchases and Transfers of Units - Repurchase Procedures."

Certain Hedge Funds in which the Portfolio Company invests may hold a limited portion of their portfolio investments in one or more specially-designated accounts ("Side Pockets"). Side Pockets are generally utilized to hold illiquid investments, the market values of which are not readily ascertainable. In addition, an investor in a Hedge Fund which holds such investments in Side Pockets, including the Portfolio Company, is generally not able to redeem the portion of its interest in the Hedge Fund that is attributable to the Side Pocket. The valuation of Side Pockets involves estimates, uncertainties and judgments, and if such valuations prove to be inaccurate or delayed, the net asset value of the Portfolio Company, and correspondingly that of the Fund, may be overstated or understated. Because subscriptions and repurchases of the Fund are based on the Fund's net asset value, any such overstatement or understatement may adversely affect incoming or redeeming Members or remaining Members. The Adviser regularly informs the Portfolio Company's Board regarding the Funds' participation in Side Pocket investments.

The procedures approved by the Portfolio Company's Board provide that, where deemed appropriate by the Adviser and consistent with the 1940 Act, investments in Hedge Funds may be valued at cost. Cost would be used only when cost is determined to best approximate the fair value of the particular security under consideration. For example, cost may not be appropriate when the Portfolio Company is aware of sales of similar securities to third parties at materially different prices or in other circumstances where cost may not approximate fair value (which could include situations where there are no sales to third parties). In such a situation, the Portfolio Company's investment will be revalued in a manner that the Adviser, in accordance with procedures approved by the Portfolio Company's Board, determines in good faith best reflects

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approximate  market value.  The Portfolio  Company's  Board is  responsible  for ensuring that the valuation policies utilized by the Adviser are fair to the Portfolio Company and consistent with applicable regulatory guidelines.

To the extent the Adviser invests the assets of the Portfolio Company in securities or other instruments that are not investments in Hedge Funds, the Portfolio Company generally values such assets as described below. Domestic exchange-traded securities and NASDAQ-listed securities are valued at their last composite sales prices as reported on the exchanges where such securities are traded. If no sales prices are reported on a particular day, the securities are valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by the appropriate exchange, dealer, or pricing service. Securities traded on a foreign securities exchange generally are valued at their last sales prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices, in the case of securities held long, or ask prices, in the case of securities held short, as reported by the appropriate exchange, dealer, or pricing service. Redeemable securities issued by a registered open-end investment company are valued at the investment company's net asset value per share less any applicable redemption fee. Other securities for which market quotations are readily available are valued at their bid prices, or ask prices in the case of securities held short, as obtained from one or more dealers making markets for such securities. If market quotations are not readily available, securities and other assets are valued at fair value as determined in good faith in accordance with procedures approved by the Portfolio Company's Board.

In general, fair value represents a good faith approximation of the current value of an asset and is used when there is no public market or possibly no market at all for the asset. The fair values of one or more assets may not be the prices at which those assets are ultimately sold. In such circumstances, the Adviser and/or the Portfolio Company's Board will reevaluate its fair value methodology to determine what, if any, adjustments should be made to the methodology.

Debt securities are valued in accordance with the Portfolio Company's valuation procedures, which generally provide for using a third-party pricing system, agent, or dealer selected by the Adviser, which may include the use of valuations furnished by a pricing service that employs a matrix to determine valuations for normal institutional size trading units. The Portfolio Company's Board periodically monitors the reasonableness of valuations provided by any such pricing service. Debt securities with remaining maturities of sixty (60) days or less, absent unusual circumstances, are valued at amortized cost, so long as such valuations are determined by the Portfolio Company's Board to represent fair value.

Assets and liabilities initially expressed in foreign currencies are converted into U.S. dollars using foreign exchange rates provided by a pricing service. Trading in foreign securities generally is completed, and the values of such securities are determined, prior to the close of securities markets in the United States. Foreign exchange rates are also determined prior to such close. On occasion, the values of securities and exchange rates may be affected by events occurring between the time as of which determination of such values or exchange rates are made and the time as of which the net asset value of the Portfolio Company is determined. When such events materially affect the values of securities held by the Portfolio Company or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith in accordance with procedures approved by the Portfolio Company's Board.

The Adviser acts as investment adviser to other clients that may invest in securities for which no public market price exists. The Adviser may use other acceptable methods of valuation in these contexts that may result in differences in the value ascribed to the same security owned by the Portfolio Company and other clients. Consequently, the fees charged to the Portfolio Company and other clients may be different, since the method of calculating the fees takes the value of all assets, including assets carried at different valuations, into consideration.

Expenses of the Portfolio Company, including the Adviser's investment management fee and the costs of any borrowings, are accrued on a monthly basis on the day net asset value is calculated and taken into account for the purpose of determining net asset value.

Situations involving uncertainties as to the value of portfolio positions could have an adverse effect on the net assets of the Portfolio Company if the judgments of the Portfolio Company's Board, the Adviser, or Hedge Fund Managers should prove incorrect. Also, Hedge Fund Managers only provide determinations of the net asset value of Hedge Funds on a weekly or monthly basis, in which event it is not possible to determine the net asset value of the Portfolio Company more frequently.


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

                           UNITS AND CAPITAL ACCOUNTS

GENERAL

TEI maintains a separate capital account for each Member, which will have an opening balance equal to the Member's initial contribution to the capital of TEI (i.e., the amount of the investment less any applicable sales load). The aggregate net asset value of the Member's Units will reflect the value of the Member's capital account. Each Member's capital account will be increased by the amount of any additional contributions by the Member to the capital of TEI, plus any amounts credited to the Member's capital account as described below. Similarly, each Member's capital account will be reduced by the sum of the amount of any repurchase by TEI of the Member's Units, or portion thereof, plus the amount of any distributions to the Member that are not reinvested, plus any amounts debited against the Member's capital account as described below.

Capital accounts of Members are adjusted as of the close of business on the last day of each fiscal period. A fiscal period begins on the day after the last day of the preceding fiscal period and ends at the close of business on the first to occur of (i) the last day of each fiscal year (March 31), (ii) the last day of each taxable year (December 31), (iii) the day preceding the date as of which any contribution to the capital of TEI is made, (iv) any day as of which TEI repurchases any Units of any Member, or (v) any day as of which any amount is credited to or debited from the capital account of any Member other than an amount to be credited to or debited from the capital accounts of all Members in accordance with their respective ownership of Units. Upon the closing of the initial issuance of Units, one Unit was issued with respect to each $100 contributed to the capital of TEI by a Member. Thereafter Units are issued at the net asset value per Unit as of the date of issuance. The net asset value of a Unit is determined by dividing TEI's aggregate net asset value by the number of Units outstanding at the applicable date.

ALLOCATION OF NET PROFITS AND LOSSES

Net profits or net losses of TEI for each fiscal period are allocated among and credited to or debited against the capital accounts of Members as of the last day of each fiscal period in accordance with Members' respective Unit ownership for the period. Net profits or net losses are measured as the net change in the value of the net assets of TEI including any net change in unrealized appreciation or depreciation of investments as well as realized income and gains or losses and expenses during a fiscal period, before giving effect to any repurchases by TEI of Units.

Allocations for Federal income tax purposes generally are made among Members so as to equitably reflect amounts credited or debited to each Member's capital account for the current and prior taxable years.

ALLOCATION OF SPECIAL ITEMS

Withholding taxes or other tax obligations incurred by TEI (either directly or indirectly through the Offshore Fund or the Portfolio Company) which are attributable to any Member are debited against the capital account of that Member as of the close of the fiscal period during which TEI paid those obligations, and any amounts then or thereafter distributable to the Member are reduced by the amount of those taxes. If the amount of those taxes is greater than the distributable amounts, then the Member or any successor to the Member's Units is required to pay upon demand to TEI, as a contribution to the capital of TEI, the amount of the excess.

RESERVES

Appropriate reserves may be created, accrued, and charged against net assets for contingent liabilities as of the date the contingent liabilities become known to TEI. Reserves will be in such amounts (subject to increase or reduction) that TEI may deem necessary or appropriate. The amount of any reserve (or any increase or decrease therein) will be proportionately charged or credited, as appropriate, against net assets.

VOTING

Each Member has the right to cast a number of votes equal to the number of Units held by such Member at a meeting of Members called by the Board. Members are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would be entitled to vote, including certain elections of Managers and approval of the Advisory Agreement, in each case to the extent that voting by shareholders is required by the 1940 Act. Notwithstanding their ability to exercise their voting privileges, Members in

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

their capacity as such are not entitled to participate in the management or control of TEI's business, and may not act for or bind TEI.

Whenever TEI as an investor in the Portfolio Company, through the Offshore Fund, is requested to vote on matters pertaining to the Portfolio Company (other than the termination of the Portfolio Company's business, which may be determined by the Managers of the Portfolio Company without investor approval), the Offshore Fund will pass voting rights to TEI, and TEI will hold a meeting of the Members and vote its interest in the Portfolio Company, through the Offshore Fund, for or against such matters proportionately to the instructions to vote for or against such matters received from the Members. Thus, the Offshore Fund will not vote on Portfolio Company matters requiring a vote of Portfolio Company Members without the instruction of TEI Members. TEI will vote Units for which it receives no voting instructions in the same proportion as the Units for which it receives voting instructions.

                                      TAXES

The following is a summary of certain aspects of the income taxation of TEI and its Members and of the Portfolio Company that should be considered by a prospective Member. TEI has not sought a ruling from the Service or any other Federal, state, or local agency with respect to any of the tax issues affecting TEI, but TEI may seek a ruling from the Service with respect to the question of whether or not any income allocable to a tax-exempt investor in TEI would be UBTI. Further, TEI has not obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of TEI as a partnership for Federal income tax purposes and the absence of UBTI.

This summary of certain aspects of the Federal income tax treatment of TEI is based upon the Code, judicial decisions, Treasury Regulations (the "Regulations"), and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in TEI. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

Prospective Members should consult with their own tax advisors in order fully to understand the Federal, state, local, and foreign income tax consequences of an investment in TEI.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of this Prospectus and the SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of TEI are consistent with their overall investment plans. Prospective tax-exempt investors are urged to consult their own counsel and tax advisors regarding the acquisition of Units.

TAX TREATMENT OF FUND OPERATIONS

CLASSIFICATION OF TEI

TEI has received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to TEI, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, TEI has elected to be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof).

The Section 7704 Regulations include a "redemption or repurchase agreement" safe harbor under which partnership interests can avoid being treated as readily tradable. The Section 7704 Regulations provide that this safe harbor applies in the case of a "redemption or repurchase agreement," which is defined as "a plan of redemption or repurchase maintained by a partnership whereby the partners may tender their partnership interests for purchase by the partnership, another partner, or a person related to another partner." The Section 7704 Regulations provide that the transfer of an interest in a partnership pursuant to a redemption or repurchase agreement is disregarded in determining whether

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

interests in the partnership are readily tradable if (i) the redemption or repurchase agreement provides that the redemption or repurchase cannot occur until at least sixty (60) calendar days after the partner notifies the partnership in writing of the partner's intention to exercise the redemption or repurchase right, (ii) the redemption or repurchase price is established not more than four times during the partnership's taxable year, and (iii) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership does not exceed ten percent (10%) of the total interests in partnership capital or profits.

The LLC Agreement contains provisions satisfying two of the requirements for a safe-harbor redemption or repurchase agreement. First, the LLC Agreement provides that TEI will repurchase Units only if they have been tendered at least thirty (30) days prior to a Valuation Date; and it will pay the repurchase price approximately, but no earlier than, thirty (30) days after the Valuation Date (therefore, in no event less than sixty (60) days after the written tender thereof). Second, the LLC Agreement provides that Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (i.e., four times per fiscal year).

The third condition of the "redemption or repurchase agreement" safe harbor is that the partnership capital or profits of the Units repurchased each year not exceed ten percent (10%) per year of the total interests in partnership capital or profits. The LLC Agreement does not contain an explicit limitation on the quantity of Units that can be repurchased in any year. However, the transfer restrictions and repurchase provisions of the LLC Agreement are sufficient to meet the requirements of the "redemption or repurchase agreement" safe harbor as set forth in the Section 7704 Regulations in any year in which TEI repurchases Units not in excess of ten percent (10%) of the total interests in TEI's capital or profits.

In the event that, in any year, TEI repurchases Units in excess of ten percent (10%) of the total interests in TEI's capital or profits, TEI will not satisfy the "redemption or repurchase agreement" safe harbor. The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event, the partnership's status is examined to determine whether, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. Kirkpatrick & Lockhart Preston Gates Ellis LLP has rendered its opinion that TEI will not be a publicly traded partnership treated as a corporation for purposes of the Section 7704 due to the application of the "redemption or repurchase agreement" safe harbor in any year in which TEI repurchases Units not in excess of ten percent (10%) of the total interests in TEI's capital or profits and that, in the event that TEI in any year repurchases Units in excess of ten percent (10%) of the total interests in TEI's capital or profits, TEI may still avoid being considered a publicly traded partnership if the facts and circumstances with respect to TEI's repurchases of Units, including the amount of Units being repurchased in such year and the pattern of repurchases of Units over the life of TEI, indicate that TEI is not providing the equivalent of a secondary market for its Units that is comparable, economically, to trading on an established securities market. Based upon the anticipated operations of TEI, Units will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, TEI will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that TEI should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge by the Service, changes in the Code, the Regulations, or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of TEI would be subject to corporate income tax when recognized by TEI; distributions of such income, other than in certain redemptions of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of TEI; and Members would not be entitled to report profits or losses realized by TEI.

As an entity treated as a partnership for tax purposes, TEI is not itself subject to Federal income tax. TEI will file an annual partnership information return with the Service that will report the results of operations. Each Member will be required to report separately on its income tax return its distributive share of TEI's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss. TEI does not presently intend to make periodic distributions of its net income or gains, if any, to Members. The amount and times of distributions, if any, will be determined in the sole discretion of the Board. Each Member will be taxed on its distributive share of TEI's taxable income and gain regardless of whether it has received or will receive a distribution from TEI. For a more detailed discussion of certain aspects of the income taxation of TEI and its investments under Federal and state law, see "Tax Aspects" in the SAI.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 45

CLASSIFICATION OF THE OFFSHORE FUND

The tax status of the Offshore Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed and operated as contemplated and reflects counsel's consideration of the fact that shares of the Offshore Fund are held by TEI and that Units in TEI are held by U.S. tax-exempt entities. The summary is considered to be a correct interpretation of existing laws as applied on the date of this Prospectus but no representation is made or intended by the Offshore Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the Service will agree with the interpretation described below as applied to the method of operation of the Offshore Fund. Persons interested in subscribing for Units in TEI should consult their own tax advisors with respect to the tax consequences, including the income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Units.

  1. The Offshore Fund will be classified as an association taxable as a corporation for United States federal income tax purposes.

  2. The Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Portfolio Company from its stock, securities, commodities or derivatives trading for a taxable year, provided that such income or gain of the Portfolio Company is not treated as effectively connected with a U.S. trade or business conducted by either the Portfolio Company or any Hedge Fund in which the Portfolio Company invests.

     Section 864(b)(2) of the Code provides a safe harbor pursuant to which a foreign entity that engages in the United States in trading securities for its own account will not be deemed to be engaged in a U.S. trade or business. The Portfolio Company intends generally to conduct its activities in a manner so as to meet the requirements of this safe harbor. If the activities are conducted in such a manner, the Portfolio Company's securities trading activities should not constitute a U.S. trade or business, and the Offshore Fund generally should not be subject to the regular United States federal income tax on its allocable share of the Portfolio Company's trading profits. However, certain activities of Hedge Funds in which the Portfolio Company invests may be determined to be outside the scope this safe harbor, in which case the Portfolio Company, and therefore the Offshore Fund, may be considered to be engaged in a U.S. trade or business.

     To the extent that the Portfolio Company is not deemed to be engaged in a U.S. trade or business, the Offshore Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Portfolio Company invests are not classified as United States real property interests within the meaning of Section 897 of the Code. The Portfolio Company does not intend to invest in any securities that would be classified as United States real property interests. The Offshore Fund will, however, be subject to a U.S withholding tax at a 30% rate applicable to dividends and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for "portfolio interest," the Offshore Fund will provide the Portfolio Company with a statement regarding the Offshore Fund's foreign status on IRS Form W-8BEN or its equivalent. Also, the Offshore Fund does not expect to maintain cash reserves, but generally intends to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

     An investment in the Portfolio Company should not cause the Offshore Fund to receive income that is "effectively connected" with a U.S. trade or business so long as (i) the Portfolio Company is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Portfolio Company consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Portfolio Company invests is also not deemed to be engaged in a U.S. trade or business. With respect to condition (iii), the Portfolio Company has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Portfolio Company invests are engaged or deemed to be engaged in a U.S. trade or business. The Portfolio Company, however, intends to use reasonable efforts to monitor the extent to which the Hedge Funds in which it invests engage in activities that would be considered engaging in a U.S. trade or business giving rise to effectively connected income.

     In the event that the Portfolio Company was found to be engaged in a U.S. trade or business during any taxable year, the Offshore Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an

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


     additional thirty percent (30%) branch profits tax would be imposed. In addition, in such event, the Portfolio Company would be required to withhold such taxes from the income or gain allocable to the Offshore Fund under Section 1446 of the Code.

  3. Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the tax-exempt entity's exempt purpose or function. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In view of this special problem, a tax-exempt investor should consult its tax advisor before purchasing Units. It will be the responsibility of any tax-exempt investor investing in TEI to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

     Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that the Offshore Fund holds property that constitutes debt-financed property (e.g., purchases securities on margin or through other means of leverage) or property primarily for sale to customers ("dealer" property), income attributable to such property or activity may constitute UBTI. However, such UBTI should not be attributable to shareholders because the Offshore Fund is classified for U.S. income tax purposes as a corporation and UBTI generally will not pass through or be deemed to pass through a corporation to its U.S. tax-exempt shareholders.

     The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their PRO RATA share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) "passive foreign investment companies" ("PFICs") and
     (ii) "controlled foreign corporations" ("CFCs"). Because all of the shares of the Offshore Fund will be held by TEI, which is a U.S. partnership for income tax purposes, the Offshore Fund will be considered a CFC for U.S. income tax purposes.

     A "U.S. shareholder" (as defined below) of a CFC generally must include in income currently its PRO RATA share of, among other things, the CFC's "Subpart F income," whether or not currently distributed to such shareholder. "Subpart F income" includes the various types of passive types of investment income such as dividends, interest, gains from the sale of stock or securities, and gains from futures transactions in commodities. A "U.S. shareholder" is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by "U.S. shareholders." Because TEI, a U.S. partnership, and the Adviser, a U.S. LLC, own 100% of the stock of the Offshore Fund, the Offshore Fund is treated as a CFC.

     "Subpart F income" of a CFC that is currently taxed to a "U.S. shareholder" is not subject to tax again in its hands when actually distributed to such shareholder. Where income is taxable under both the PFIC rules and Subpart F, Subpart F is given precedence, and such income is taxed only once. In addition, a corporation will not be treated with respect to a shareholder as a PFIC during the "qualified portion" of such shareholder's holding period with respect to stock in such corporation. Generally, the term "qualified portion" means the portion of the shareholder's holding period during which the shareholder is a "U.S. shareholder" (as defined above) and the corporation is a CFC.

     Under current law applicable to U.S. tax-exempt entities, income attributed from a CFC or PFIC to a tax-exempt entity is taxable to a tax-exempt entity only if the income attributed from the CFC or PFIC is made taxable to the tax-exempt entity under the Code and Regulations relating to particular categories of UBTI (for example, if the Offshore Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code). The Offshore Fund does not expect to generate UBTI of this type.

     TEI has received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to TEI, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of TEI allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. TEI has not sought a ruling from the Service with respect to any of the tax issues affecting TEI, but TEI may decide in the future to seek a ruling with respect to the question of whether or not any income allocable to a tax-exempt investor in TEI would be UBTI.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 47

     The foregoing discussion is intended to apply primarily to exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as "charitable remainder trusts" that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. For these reasons, TEI would not be an appropriate investment for charitable remainder trusts.

  4. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Offshore Fund will be received free of all Cayman Islands taxes. The Offshore Fund is registered as an "exempted company" pursuant to the Companies Law (as amended). The Offshore Fund has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from the date of formation of the Offshore Fund, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Offshore Fund, or to the Shareholders thereof, in respect of any such property or income. An annual registration fee will be payable by the Offshore Fund to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital.

                            DISTRIBUTION ARRANGEMENTS

GENERAL

The Distributor acts as the distributor of Class A Units and Class I Units on a best efforts basis, subject to various conditions, pursuant to the terms of a General Distributor's Agreement entered into with TEI. Units may be purchased through the Distributor or through brokers or dealers that have entered into selling agreements with the Distributor. TEI is not obligated to sell to a broker or dealer any Units that have not been placed with Eligible Investors that meet all applicable requirements to invest in TEI. The Distributor maintains its principal office at 123 N. Wacker Drive, 28[th] Floor, Chicago, Illinois, 60606. The Distributor is an affiliate of the Adviser.

Units are offered and may be purchased on a monthly basis through December 1, 2009 and thereafter on a quarterly basis, or at such other times as may be determined by the Board. Neither the Distributor nor any other broker or dealer is obligated to buy from TEI any of the Units. There is no minimum aggregate amount of Units required to be purchased in this offering. The Distributor does not intend to make a market in Units. To the extent consistent with applicable law, TEI has agreed to indemnify the Distributor and its affiliates and brokers and their affiliates that have entered into selling agreements with the Distributor against certain liabilities under the Securities Act.

PURCHASE TERMS

Units are being offered only to Eligible Investors that meet all requirements to invest in TEI. The minimum initial investment in TEI by an investor is $25,000. Subsequent investments must be at least $10,000. These minimums may be modified by TEI from time to time. Only those Eligible Investors that (i) compensate their financial intermediaries directly for their services, or (ii) in the case of certain institutional investors, invest directly through the Distributor, may purchase Class I Units. Different classes of Units are subject to differing fees and expenses. See "Fees and Expenses."

Under a right of accumulation offered by TEI, the amount of each additional investment in Class A Units by a Member will be aggregated with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington, LLC) and any other additional investments in determining the applicable sales load at the time of the additional investment in Class A Units. The right of accumulation also permits an investor's investment in TEI to be combined with investments made by the investor's spouse, or for individual accounts (including IRAs and 403(b) Plans), joint accounts of such persons, and for trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all Units purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. The Distributor will aggregate the amount of each additional investment in TEI with the amount of the Member's initial investment (including investment in Man-Glenwood Lexington, LLC) and any other additional investments if currently owned to determine the sales load rate that applies to subsequent purchases of Class A Units. The reduced sales load will apply only to current

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page 48
purchases of Class A Units. An investor must request the reduced sales load when making an investment in Class A Units.

In addition, the sales load may be waived in certain cases with respect to purchases of Class A Units by certain purchasers, including: (1) the Adviser, the Distributor, or their affiliates; (2) present or former officers, Managers, trustees, registered representatives, and employees (and the "immediate family" of any such person, which term encompasses such person's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage (step-children, step-parents, etc.)) of TEI, the Portfolio Company, the Distributor, the Adviser, and affiliates of the Distributor or the Adviser, and retirement plans established by them for their employees; (3) purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity; (4) purchasers who use proceeds from an account for which the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Units of TEI;
(5) brokers, dealers, and agents who have a sales agreement with the Distributor, and their employees (and the immediate family members of such individuals); (6) broker-dealers, investment advisors or financial planners that have entered into an agreement with the Distributor and that purchase Class A Units of TEI for (i) their own accounts or (ii) the accounts of eligible clients and that charge a fee to the client for their services; (7) clients of such investment advisors or financial planners described in (6) above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment advisor or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and (8) orders placed on behalf of other investment companies that the Distributor, the Adviser, or an affiliated company distributes. For further information, see Appendix A of the SAI. To be eligible to receive a waiver of the sales load or special sales load rate applicable to purchases of Class A Units under the right of accumulation, an investor must advise the Distributor or the selling broker or dealer when making an investment in Class A Units.

The full amount of the sales load with respect to Class A Units is reallowed by the Distributor to selling brokers and dealers. No sales load is charged on purchases of Class I Units. TEI is indirectly subject to an NASD cap on compensation paid to NASD member firms. The cap includes the sales load and distribution fee. The Distributor (or one of its affiliates) may pay from its own resources additional compensation, either at the time of sale or on an ongoing basis, to brokers and dealers for Units sold by such brokers and dealers, and for referrals of such brokers and dealers.

All investor funds for this closing of the sale of Units, and for closings of subsequent offerings, will be deposited in an escrow account maintained by SEI, as escrow agent for the benefit of the investors. Funds held in the escrow account may be invested in high quality, short-term investments, and any interest earned on the funds will be paid to TEI on the date Units are issued. The full amount of an investment is payable in federal funds, which must be received by the Distributor not later than fourteen (14) calendar days prior to the beginning of a month or quarter, as the case may be, if payment is made by check or four (4) business days prior to the beginning of a month or quarter, as the case may be, if payment is sent by wire or via NSCC.

Before an investor may invest in TEI, the Distributor, or the investor's sales representative, will require a certification from the investor that it is an Eligible Investor and meets other requirements for investment (including, as applicable, that it satisfies the requirements to invest in Class I Units), and that the investor will not transfer its Units except in the limited circumstances permitted under the LLC Agreement. The form of investor certification that each investor will be asked to sign is contained in Appendix A of this Prospectus and will be contained in TEI's application form. An investor's certification must be received and accepted by the Distributor along with its good payment as described above. Otherwise an investor's order will not be accepted. Various brokers that have entered into selling agreements with the Distributor may use differing investor certifications, which cannot, however, alter TEI's requirement that an investor be at a minimum an Eligible Investor.

The LLC Agreement is contained in Appendix C of this Prospectus. Each new investor will agree to be bound by all of its terms by executing an investor certification form.

GENERAL INFORMATION

TEI is registered under the 1940 Act as a closed-end, non-diversified, management investment company. TEI was formed as a limited liability company under the laws of the State of Delaware on October 22, 2003. TEI's address is 123 N. Wacker Drive, 28[th] Floor, Chicago, Illinois 60606. The Adviser's telephone number is 312-881-6500.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                         Page 49

TABLE OF CONTENTS OF THE SAI

         INVESTMENT POLICIES AND PRACTICES............................    1
           Fundamental Policies.......................................    1
           Certain Portfolio Securities and Other Operating Policies      2
         REPURCHASES, MANDATORY REDEMPTIONS AND TRANSFERS OF UNITS        8
           Repurchase Offers..........................................    8
           Mandatory Repurchases......................................    8
           Transfers of Units.........................................    9
         BOARD OF MANAGERS............................................    9
         OFFSHORE FUND................................................   12
         INVESTMENT ADVISORY SERVICES.................................   12
         PORTFOLIO MANAGERS...........................................   13
         TEI, OFFSHORE FUND AND PORTFOLIO COMPANY EXPENSES               14
         CODES OF ETHICS..............................................   16
         VOTING OF PROXIES............................................   16
         PARTICIPATION IN INVESTMENT OPPORTUNITIES....................   17
         OTHER MATTERS................................................   18
         TAX ASPECTS..................................................   19
           Tax Treatment of Fund Operations...........................   20
           Tax Consequences to a Withdrawing Member...................   25
           Tax Treatment of Portfolio Investments.....................   26
           Unrelated Business Taxable Income..........................   29
           Certain Issues Pertaining to Specific Exempt Organizations    30
           State and Local Taxation...................................   31
         ERISA CONSIDERATIONS.........................................   32
         BROKERAGE....................................................   33
         VALUATION OF ASSETS..........................................   33
         INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL 35
         CUSTODIAN....................................................   35
         RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS                35
         SUMMARY OF LLC AGREEMENT.....................................   36
         FUND ADVERTISING AND SALES MATERIAL..........................   38
         FINANCIAL STATEMENTS.........................................   38
         APPENDIX A: WAIVERS OF SALES LOADS...........................   A-1
         APPENDIX B: SUMMARY OF TERMS AND CONDITIONS..................   B-1

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                         Page 50

APPENDIX A: INVESTOR CERTIFICATION

I hereby certify that I am an "Eligible Investor," which means that I am one of the following: (1) pension, profit-sharing, or other employee benefit trusts that are exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended (the "Code"), by reason of qualification under Section 401 of the Code; (2) employee benefit plans or other programs established pursuant to Sections 403(b), 408(k) and 457 of the Code; (3) certain deferred compensation plans established by corporations, partnerships, non-profit entities or state and local governments, or government-sponsored programs; (4) certain foundations, endowments and other exempt organizations under Section 501(c) of the Code (other than organizations exempt under Section 501(c)(1));
(5) individual retirement accounts ("IRAs") (including regular IRAs, spousal IRAs for a non-working spouse, Roth IRAs and rollover IRAs) and 403(b)(7) Plans; and (6) state colleges and universities ((1) through (6) collectively, "Eligible Investors").

I hereby also certify that at least one of the following categories describes me at the time that I am applying to purchase limited liability company interests ("Units") of Man-Glenwood Lexington TEI, LLC ("TEI"):

   o A natural person who had an income in excess of $200,000 in each of the two most recent years (or joint income with my spouse in excess of $300,000 in each of those years) and who has a reasonable expectation of reaching the same income level in the current year;

   o A natural person who has a net worth[[[1]] (or joint net worth with my spouse) in excess of $1,000,000 (net worth for this purpose means total assets in excess of total liabilities);

   o An investor having an account managed by an investment advisor registered under the Investment Advisers Act of 1940, as amended ("Advisers Act") and the advisor is subscribing for Units in a fiduciary capacity on behalf of the account;

   o A trust (i) with total assets in excess of $1,000,000, (ii) that was not formed for the purpose of investing in TEI, and (iii) of which the person responsible for directing the investment of assets in TEI has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment;

   o A Manager or executive officer of TEI;

   o Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $1,000,000;

   o Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $1,000,000, or, if a self- directed plan, with investment decisions made solely by persons that are "accredited investors" (as defined in Regulation D under the Securities Act of 1933, as amended); or

   o An entity in which all of the equity owners meet the qualifications set forth above.

I am not a charitable remainder trust.

FOR PURCHASERS OF CLASS I UNITS ONLY: I certify that I (i) compensate one or more financial intermediaries directly for their services in connection with the purchase of Class I Units or (ii) invest directly through TEI's distributor, Man Investments Inc.

I understand that it may be a violation of state and federal law for me to provide this certification if I know that it is not true. I have read the Prospectus of TEI, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in TEI involves a

------------------
(1) As used herein, "net worth" means the excess of total assets at fair market value, including home, over total liabilities. For the purpose of determining "net worth," the principal residence owned by an individual shall be valued at either (A) cost, including the cost of improvements, net of current encumbrances upon the property, or (B) the appraised value of the property as determined by an institutional lender, net of current encumbrances upon the property.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                         Page 50
considerable amount of risk and that some or all of the investment may be lost. I understand that an investment in TEI is suitable only for investors who can bear the risks associated with the limited liquidity of the investment and should be viewed as a long-term investment.

I am NOT (A) a non-resident alien or (B) a foreign corporation, foreign partnership, foreign trust or foreign estate (as those terms are defined in the Code) for purposes of U.S. federal income taxation. I agree to notify TEI within sixty (60) days of the date that I become a foreign person or entity. I further certify that my name, U.S. tax identification number, home address (in the case of an individual) and business address (in the case of an entity), as they appear in your records, are true and correct. I understand that these certifications, which are made under penalty of perjury, may be disclosed to the Internal Revenue Service by TEI and that any false statement contained in this paragraph could be punished by fine and/or imprisonment.

If I am the fiduciary executing this Investor Certificate on behalf of a Benefit Plan (as defined in ERISA) (the "Fiduciary"), I represent and warrant that I have considered the following with respect to the Benefit Plan's investment in TEI and have determined that, in review of such considerations, the investment is consistent with the Fiduciary's responsibilities under ERISA: (i) the fiduciary investment standards under ERISA in the context of the Benefit Plan's particular circumstances; (ii) the permissibility of an investment in TEI under the documents governing the Benefit Plan and the Fiduciary; and (iii) the risks associated with an investment in TEI and the fact that I will be unable to tender for repurchase the investment. However, TEI may repurchase the investment at certain times and under certain conditions set forth in the Prospectus.

I understand that TEI and its affiliates are relying on the certification and agreements made herein in determining my qualification and suitability as an investor in TEI. I understand that an investment in TEI is not appropriate for, and may not be acquired by, any person who cannot make this certification, and agree to indemnify Man Investments Inc. and its affiliates and hold harmless from any liability that you may incur as a result of this certification being untrue in any respect.

By signing below, I hereby execute, as a Member, and agree to be bound by the terms of TEI's Limited Liability Company Agreement (the "Agreement"), including its Power of Attorney provisions, a form of which is set forth in Appendix C to the Prospectus. I have read the Agreement and, to the extent I believe it necessary, have consulted with my tax and legal advisors and understand its terms.

Signature:  _______________________

Name:       _______________________

Date:       _______________________

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page A-2

APPENDIX B: PERFORMANCE INFORMATION

This appendix presents past performance information ("Performance") of (i) a private fund that utilized a multi-manager, multi-strategy investment approach from the private fund's establishment in 1993 to 2002, (ii) Man-Glenwood
Lexington Associates Portfolio, LLC (the "Portfolio Company"), which is the private fund's successor, from January 1, 2003 until April 30, 2004, and (iii) limited liability company interests ("Units") designated as Class A ("Class A Units") and Class I ("Class I Units"), as applicable, of Man-Glenwood Lexington TEI, LLC ("TEI") thereafter. Performance of Class I Units represents the Performance of Class A Units for relevant periods prior to August 1, 2006, adjusted to reflect the fees and expenses of Class I Units.

Pursuant to a two-part reorganization transaction completed on January 2, 2003, the private fund was reorganized into a newly formed master-feeder structure in which the Portfolio Company assumed the private fund's portfolio, with the private fund investing all of its investable assets in the Portfolio Company, except those restricted for regulatory reasons, liquidation purposes or forced redemptions, and in anticipation of Man-Glenwood Lexington, LLC ("Lexington"), the Portfolio Company's other registered feeder fund, investing all of its investable assets in the Portfolio Company after March 31, 2003. Glenwood Capital Investments, L.L.C. (the "Adviser") is the investment adviser to the Portfolio Company, and is the investment adviser to the private fund. The private fund, the Portfolio Company, Lexington and TEI have substantially similar investment objectives, polices and strategies. The Adviser manages the Portfolio Company in a manner substantially similarly to the private fund. Accordingly, by TEI investing all of its investable assets in the Portfolio Company, TEI participates in the substantially similar investment management that the Adviser renders to the Portfolio Company and previously rendered to the private fund.

The private fund and Portfolio Company Performance has been adjusted to reflect the fees and expenses of Class A Units and Class I Units, respectively, including (i) with respect to Class A Units, the 3.00% annualized expense limit that the Adviser has agreed to through December 31, 2009 (with automatic renewal unless terminated by Adviser or TEI) and (ii) with respect to Class I Units, the 2.00% annualized expense limit that the Adviser has agreed to through December 31, 2008 (with automatic renewal unless terminated by Adviser or TEI), plus certain private fund expenses. If the expense limitation with respect to Class A Units is terminated, the expenses of Class A Units may be higher than the 3.00% expense limitation, which would lower the Performance shown. Similarly, if the expense limitation with respect to Class I Units is terminated, the expenses of Class I Units may be higher than the 2.00% expense limitation, which would lower the Performance shown. Actual fees and expenses will vary depending on, among other things, the applicable fee schedule, fund size, and applicable sales charges, if any. The fee schedule and anticipated expenses of Class A Units and Class I Units, respectively, are included in the Prospectus. The Performance of a class of Units other than Class A Units or Class I Units will differ to the extent that actual fees and expenses differ between classes. The Performance is also compared with the performance figures for the benchmark indices appropriate to TEI.

THE PAST PERFORMANCE OF THE PRIVATE FUND, THE PORTFOLIO COMPANY AND CLASS A UNITS AND CLASS I UNITS OF TEI IS NO GUARANTEE OF FUTURE RESULTS OF EITHER THE PORTFOLIO COMPANY OR TEI. PLEASE NOTE THE FOLLOWING CAUTIONARY GUIDELINES IN REVIEWING THIS APPENDIX:

o PERFORMANCE FIGURES PRIOR TO THE FIRST QUARTER OF 2003 ARE THE HISTORICAL PERFORMANCE OF THE INVESTMENT PORTFOLIO OF THE PRIVATE FUND, ALL ASSETS OF WHICH WERE, AS A RESULT OF THE REORGANIZATION, EXCEPT FOR THOSE ASSETS RESTRICTED FOR REGULATORY REASONS, LIQUIDATION PURPOSES, OR FORCED REDEMPTIONS, HELD BY THE PORTFOLIO COMPANY, IN WHICH TEI INVESTS SUBSTANTIALLY ALL OF ITS INVESTABLE ASSETS (THROUGH THE OFFSHORE FUND). The Performance shown is not an indication of how the Portfolio Company or TEI will perform in the future. The performance of the Portfolio Company, Class A Units and Class I Units in the future may be different from that shown due to factors such as differences in cash flows, fees, expenses, performance calculation methods, portfolio size, number of underlying pooled investments, investment limitations, diversification requirements and other restrictions imposed on registered funds by the Investment Company Act of 1940, as amended ("1940 Act"), all of which, if applicable, could have a negative impact on the performance of the Portfolio Company, Class A Units and Class I Units of TEI. In particular, the private fund's Performance is not necessarily an indication of how the Portfolio Company, Class A Units or Class I Units of TEI will perform, as the private fund was not subject to investment limitations and other restrictions imposed on registered management investment companies by the 1940 Act which, if applicable, could have a negative impact on the Performance of the Portfolio Company, Class A Units or Class I Units of TEI. The Performance shown for the period from January 1, 2003 to April 30, 2004 is that of the Portfolio Company following its registration under the 1940 Act, adjusted to reflect the fees and expenses of Class A Units and Class I Units, respectively. The Performance presented for Class A Units from May 1, 2004 on is that of Class A Units of TEI following TEI's launch. The Performance presented for Class I Units for periods from May 1, 2004 through August 1, 2006 is that of Class A Units of TEI, adjusted to reflect the fees and expenses of Class I Units, as applicable.

                                     Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page B-3

o THE BENCHMARK. The Performance is compared to broad-based securities and bond market indices. Broad-based securities and bond indices are unmanaged and are not subject to fees and expenses typically associated with managed funds, including the Portfolio Company and TEI. Investments generally cannot be made directly in a broad-based securities or bond index. Each respective index is described below.



                                                             HISTORICAL PERFORMANCE
                           CLASS A UNITS            CLASS I UNITS              S&P 500(1)              CITIGROUP(2)
                           -------------            -------------              ----------              ------------
    MONTH               MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL
    ENDING               TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL
                         RETURN      RETURN       RETURN      RETURN       RETURN      RETURN       RETURN       RETURN
                         ------      ------       ------      ------       ------      ------       ------       ------
  31-Jan-93              0.90%                    0.98%                    0.84%                    2.50%
  28-Feb-93              0.95%                    1.03%                    1.36%                    2.56%
  31-Mar-93              2.89%                    2.97%                    2.11%                    0.25%
  30-Apr-93              3.52%                    3.61%                   -2.42%                    0.52%
  31-May-93              2.10%                    2.19%                    2.68%                    0.20%
  30-Jun-93              3.39%                    3.47%                    0.29%                    2.93%
  31-Jul-93              1.55%                    1.64%                   -0.40%                    1.00%
  31-Aug-93              2.69%                    2.78%                    3.79%                    2.87%
  30-Sep-93             -0.61%                   -0.53%                   -0.77%                    0.43%
  31-Oct-93              1.63%                    1.71%                    2.07%                    0.51%
  30-Nov-93              0.31%                    0.39%                   -0.95%                   -1.88%
  31-Dec-93              4.87%       26.88%       4.95%        28.13%      1.21%       10.08%       0.67%       13.21%
  31-Jan-94              1.82%                    1.91%                    3.40%                    2.02%
  28-Feb-94             -2.34%                   -2.26%                   -2.71%                   -2.86%
  31-Mar-94             -1.55%                   -1.46%                   -4.36%                   -3.83%
  30-Apr-94             -0.88%                   -0.79%                    1.28%                   -0.97%
  31-May-94              1.67%                    1.75%                    1.64%                   -0.62%
  30-Jun-94              0.47%                    0.55%                   -2.45%                   -0.81%
  31-Jul-94              0.00%                    0.08%                    3.28%                    3.09%
  31-Aug-94              0.33%                    0.41%                    4.10%                   -0.31%
  30-Sep-94              0.41%                    0.49%                   -2.45%                   -2.65%
  31-Oct-94             -1.07%                   -0.99%                    2.25%                   -0.50%
  30-Nov-94             -1.59%                   -1.51%                   -3.64%                    0.18%
  31-Dec-94             -0.22%       -2.99%      -0.13%        -2.02%      1.48%        1.32%       1.57%       -5.74%
  31-Jan-95             -0.48%                   -0.40%                    2.59%                    2.56%
  28-Feb-95             -0.06%                   0.02%                     3.90%                    2.89%
  31-Mar-95              1.34%                    1.42%                    2.95%                    0.95%
  30-Apr-95              1.49%                    1.58%                    2.94%                    1.75%
  31-May-95              1.17%                    1.26%                    4.00%                    6.31%
  30-Jun-95              0.02%                    0.10%                    2.32%                    0.79%
  31-Jul-95              1.89%                    1.98%                    3.32%                   -1.01%
  31-Aug-95              3.20%                    3.28%                    0.25%                    2.14%
  30-Sep-95              0.95%                    1.03%                    4.22%                    1.53%
  31-Oct-95              0.23%                    0.31%                   -0.36%                    1.85%
  30-Nov-95              0.50%                    0.58%                    4.39%                    2.42%
  31-Dec-95              1.65%       12.49%       1.73%        13.61%      1.93%       37.58%       2.28%       27.20%
  31-Jan-96              1.84%                    1.92%                    3.40%                    0.14%
  29-Feb-96              0.74%                    0.82%                    0.93%                   -3.73%
  31-Mar-96              1.70%                    1.78%                    0.96%                   -1.30%
  30-Apr-96              1.38%                    1.46%                    1.47%                   -1.60%
  31-May-96              2.27%                    2.36%                    2.58%                    0.05%
  30-Jun-96              0.18%                    0.26%                    0.38%                    1.72%
  31-Jul-96             -2.43%                   -2.35%                   -4.42%                    0.10%
  31-Aug-96              2.20%                    2.28%                    2.11%                   -0.70%
  30-Sep-96             -0.04%                   0.04%                     5.63%                    2.59%
  31-Oct-96              1.19%                    1.28%                    2.76%                    3.61%
  30-Nov-96              2.33%                    2.42%                    7.56%                    2.63%

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page B-4

                                                             HISTORICAL PERFORMANCE
                           CLASS A UNITS            CLASS I UNITS              S&P 500(1)              CITIGROUP(2)
                           -------------            -------------              ----------              ------------
    MONTH               MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL
    ENDING               TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL
                         RETURN      RETURN       RETURN      RETURN       RETURN      RETURN       RETURN       RETURN
                         ------      ------       ------      ------       ------      ------       ------       ------
  31-Dec-96              0.90%       12.86%       0.99%        13.99%     -1.98%      22.96%       -1.86%        1.39%
  31-Jan-97              2.60%                    2.68%                    6.25%                   -0.28%
  28-Feb-97              1.74%                    1.82%                    0.78%                    0.28%
  31-Mar-97              0.07%                    0.15%                   -4.11%                   -2.21%
  30-Apr-97             -1.21%                   -1.13%                    5.97%                    1.84%
  31-May-97              3.03%                    3.11%                    6.09%                    1.28%
  30-Jun-97              2.76%                    2.84%                    4.48%                    1.87%
  31-Jul-97              4.11%                    4.20%                    7.96%                    5.28%
  31-Aug-97              0.98%                    1.07%                   -5.60%                   -2.40%
  30-Sep-97              3.11%                    3.19%                    5.48%                    2.26%
  31-Oct-97             -0.50%                   -0.42%                   -3.34%                    1.91%
  30-Nov-97              0.22%                    0.31%                    4.63%                    1.01%
  31-Dec-97              0.96%       19.22%       1.05%        20.40%      1.72%       33.36%       1.63%       12.96%
  31-Jan-98             -1.15%                   -1.07%                    1.11%                    1.37%
  28-Feb-98              1.87%                    1.95%                    7.21%                   -0.07%
  31-Mar-98              2.54%                    2.62%                    5.12%                    0.38%
  30-Apr-98              1.22%                    1.31%                    1.01%                    0.53%
  31-May-98              1.13%                    1.21%                   -1.72%                    1.67%
  30-Jun-98             -0.27%                   -0.19%                    4.06%                    1.15%
  31-Jul-98              0.04%                    0.12%                   -1.06%                   -0.56%
  31-Aug-98             -0.75%                   -0.66%                  -14.46%                    0.89%
  30-Sep-98             -1.69%                   -1.60%                    6.41%                    4.13%
  31-Oct-98             -0.64%                   -0.55%                    8.13%                   -1.90%
  30-Nov-98              2.16%                    2.25%                    6.06%                    2.70%
  31-Dec-98              1.68%        6.20%       1.76%         7.26%      5.76%       28.58%       0.10%       10.75%
  31-Jan-99              0.97%                    1.05%                    4.18%                    1.23%
  28-Feb-99              0.87%                    0.96%                   -3.11%                   -4.01%
  31-Mar-99              0.84%                    0.92%                    4.00%                    0.02%
  30-Apr-99              3.01%                    3.09%                    3.87%                   -0.24%
  31-May-99              1.03%                    1.11%                   -2.36%                   -1.76%
  30-Jun-99              3.09%                    3.17%                    5.55%                   -1.60%
  31-Jul-99              0.97%                    1.05%                   -3.12%                   -1.13%
  31-Aug-99             -0.01%                    0.07%                   -0.49%                   -0.26%
  30-Sep-99              1.71%                    1.79%                   -2.74%                    0.93%
  31-Oct-99              0.98%                    1.06%                    6.33%                    0.47%
  30-Nov-99              2.54%                    2.63%                    2.03%                   -0.24%
  31-Dec-99              3.50%       21.25%       3.58%        22.45%      5.89%       21.04%      -1.02%      -7.45%
  31-Jan-00              1.25%                    1.33%                   -5.02%                   -0.21%
  29-Feb-00              1.23%                    1.31%                   -1.89%                    0.92%
  31-Mar-00              1.36%                    1.44%                    9.78%                    1.69%
  30-Apr-00              0.44%                    0.52%                   -3.01%                   -1.15%
  31-May-00              1.96%                    2.05%                   -2.05%                   -1.61%
  30-Jun-00              0.73%                    0.81%                    2.47%                    3.26%
  31-Jul-00              1.77%                    1.86%                   -1.56%                    1.79%
  31-Aug-00              1.65%                    1.73%                    6.21%                    1.35%
  30-Sep-00              1.04%                    1.12%                   -5.28%                    0.46%
  31-Oct-00              1.05%                    1.14%                   -0.42%                    0.45%
  30-Nov-00              1.16%                    1.25%                   -7.88%                    2.63%
  31-Dec-00              1.76%       16.52%       1.84%        17.68%      0.49%       -9.10%       2.70%       12.87%
  31-Jan-01              0.95%                    1.04%                    3.55%                    3.59%
  28-Feb-01              1.30%                    1.39%                   -9.12%                    1.27%
  31-Mar-01              1.49%                    1.57%                   -6.34%                   -0.29%
  30-Apr-01             -0.12%                   -0.04%                    7.77%                   -1.28%
  31-May-01              0.77%                    0.85%                    0.67%                    1.32%
  30-Jun-01              0.11%                    0.20%                   -2.43%                    0.55%

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page B-5

                                                             HISTORICAL PERFORMANCE
                           CLASS A UNITS            CLASS I UNITS              S&P 500(1)              CITIGROUP(2)
                           -------------            -------------              ----------              ------------
    MONTH               MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL
    ENDING               TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL
                         RETURN      RETURN       RETURN      RETURN       RETURN      RETURN       RETURN       RETURN
                         ------      ------       ------      ------       ------      ------       ------       ------

  31-Jul-01              0.46%                    0.55%                   -0.98%                    3.61%
  31-Aug-01              0.93%                    1.01%                   -6.26%                    1.56%
  30-Sep-01              0.23%                    0.32%                   -8.08%                   -1.52%
  31-Oct-01              0.20%                    0.29%                    1.91%                    4.37%
  30-Nov-01              0.17%                    0.25%                    7.67%                   -1.88%
  31-Dec-01              0.46%        7.17%       0.54%         8.24%      0.88%       -11.89%     -0.90%       10.65%
  31-Jan-02              0.99%                    1.07%                   -1.46%                    1.75%
  28-Feb-02              0.42%                    0.50%                   -1.93%                    1.30%
  31-Mar-02              0.21%                    0.29%                    3.76%                   -2.95%
  30-Apr-02              0.82%                    0.90%                   -6.06%                    2.53%
  31-May-02              0.73%                    0.82%                   -0.74%                    1.13%
  30-Jun-02             -0.46%                   -0.37%                   -7.12%                    0.73%
  31-Jul-02             -2.03%                   -1.95%                   -7.79%                    0.94%
  31-Aug-02              0.46%                    0.54%                    0.66%                    4.52%
  30-Sep-02             -0.81%                   -0.73%                  -10.87%                    3.30%
  31-Oct-02              0.18%                    0.26%                    8.80%                   -2.40%
  30-Nov-02              0.77%                    0.85%                    5.89%                    1.03%
  31-Dec-02              0.75%        2.00%       0.84%         3.02%     -5.87%      -22.10%       3.61%       16.33%
  31-Jan-03              0.35%*                   0.43%**                 -2.62%                    0.21%
  28-Feb-03             -0.09%*                  -0.01%**                 -1.50%                    2.64%
  31-Mar-03             -0.07%*                   0.01%**                  0.97%                   -0.80%
  30-Apr-03              0.73%*                   0.86%**                  8.24%                    2.29%
  31-May-03              0.69%*                   0.82%**                  5.27%                    4.71%
  30-Jun-03              0.36%*                   0.44%**                  1.28%                   -1.43%
  31-Jul-03              0.43%*                   0.51%**                  1.76%                   -8.81%
  31-Aug-03              0.20%*                   0.29%**                  1.95%                    2.19%
  30-Sep-03              0.25%*                   0.33%**                 -1.06%                    5.03%
  31-Oct-03              0.95%*                   1.04%**                  5.66%                   -2.03%
  30-Nov-03              0.27%*                   0.36%**                  0.88%                    0.52%
  31-Dec-03              0.21%*       4.35%       0.29%**       5.48%      5.24%       28.68%       1.39%        5.27%
  31-Jan-04              0.81%*                   0.90%**                  1.84%                    1.87%
  29-Feb-04              0.31%*                   0.40%**                  1.39%                    1.78%
  31-Mar-04             -0.02%*                   0.06%**                 -1.51%                    1.18%
  30-Apr-04             -0.23%*                  -0.15%**                 -1.57%                   -5.34%
  31-May-04             -0.50%                   -0.46%                    1.37%                   -0.71%
  30-Jun-04             -0.28%                   -0.20%                    1.94%                    0.93%
  31-Jul-04             -0.97%                   -0.90%                   -3.31%                    1.84%
  31-Aug-04             -0.18%                   -0.10%                    0.40%                    3.95%
  30-Sep-04              0.21%                    0.29%                    1.08%                    1.01%
  31-Oct-04              0.46%                    0.55%                    1.53%                    1.64%
  30-Nov-04              1.20%                    1.28%                    4.05%                   -2.00%
  31-Dec-04              1.08%        1.90%       1.17%         2.85%      3.40%       10.88%       2.57%        8.72%
  31-Jan-05             -0.40%                   -0.32%                   -2.44%                    2.77%
  28-Feb-05              0.66%                    0.74%                    2.10%                   -1.12%
  31-Mar-05             -0.64%                   -0.44%                   -1.77%                   -1.25%
  30-Apr-05             -1.49%                   -1.41%                   -1.90%                    3.27%
  31-May-05              0.35%                    0.43%                    3.18%                    2.95%
  30-Jun-05              1.72%                    1.81%                    0.14%                    1.41%
  31-Jul-05              1.50%                    1.59%                    3.72%                   -2.44%
  31-Aug-05              0.49%                    0.58%                   -0.91%                    2.33%
  30-Sept-05             0.93%                    1.01%                    0.81%                   -3.10%
  31-Oct-05             -1.91%                   -1.82%                   -1.67%                   -2.04%
  30-Nov-05              1.87%                    1.95%                    3.78%                    0.99%
  31-Dec-05              2.12%        5.23%       2.20%        6.41%       0.03%        4.91%       2.25%        5.87%
  31-Jan-06              5.07%                    5.14%                    2.65%                   -0.93%

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page B-6

                                                             HISTORICAL PERFORMANCE
                           CLASS A UNITS            CLASS I UNITS              S&P 500(1)              CITIGROUP(2)
                           -------------            -------------              ----------              ------------
    MONTH               MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL      MONTHLY      ANNUAL
    ENDING               TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL       TOTAL        TOTAL
                         RETURN      RETURN       RETURN      RETURN       RETURN      RETURN       RETURN       RETURN
                         ------      ------       ------      ------       ------      ------       ------       ------

  28-Feb-06             -0.11%                    0.01%                    0.27%                    1.28%
  31-Mar-06              2.20%                    2.36%                    1.24%                   -4.04%
  30-Apr-06              2.45%                    2.54%                    1.34%                   -2.24%
  31-May-06             -3.62%                   -3.53%                   -2.88%                   -0.20%
  30-Jun-06             -1.27%                   -1.18%                    0.14%                    0.39%
  31-Jul-06             -1.57%                   -1.49%                    0.62%                    2.37%
  31-Aug-06              0.59%                    0.67%                    2.38%                    3.61%
  30-Sept-06            -3.39%                   -3.31%                    2.58%                    1.83%
  31-Oct-06              1.60%                    1.69%                    3.26%                    1.27%
  30-Nov-06              2.30%                    2.39%                    1.90%                    2.46%
  31-Dec-06              1.31%        5.32%       1.40%         6.52%      1.40%       15.79%      -2.32%        3.24%
  31-Jan-07              1.05%                    1.14%                    1.51%                   -0.51%
  28-Feb-07              0.07%                    0.15%                   -1.96%                    2.87%
  31-Mar-07              1.49%                    1.57%                    1.12%                   -2.31%
  30-Apr-07              1.38%                    1.46%                    4.43%                    1.40%
  31-May-07              1.95%                    2.03%                    3.49%                   -1.78%
  30-Jun-07              0.13%                    0.21%                   -1.66%                   -1.48%
  31-Jul-07             -0.53%                   -0.44%                   -3.10%                   -0.32%
  31-Aug-07             -2.29%                   -2.21%                    1.50%                    1.52%
  30-Sept-07             0.80%                    0.89%                    3.74%                    1.35%
  31-Oct-07              3.02%                    3.10%                    1.59%                    0.88%
  30-Nov-07             -0.74%                   -0.66%                   -4.18%                    0.79%
  31-Dec-07              0.54%        6.98%       0.63%         8.05%     -0.69%       5.49%        0.28%        2.60%
  31-Jan-08             -1.52%                   -1.43%                   -6.00%                    0.17%
  28-Feb-08             -0.43%                   -0.35%                   -3.25%                   -0.71%
  31-Mar-08             -2.94%                   -2.86%                   -0.43%                   -0.59%
  30-Apr-08              0.73%                    0.82%                    4.87%                    0.91%



    Compound Annual ROR               8.90%                   10.00%                    9.88%                    7.34%
    Annualized Standard               4.86%                    4.86%                   13.63%                    7.31%
         Deviation


* Performance of the Portfolio Company net of TEI Class A Unit 3% annualized expense limitation.

** Performance of the Portfolio Company net of TEI Class I Unit 2% annualized expense limitation.

   Source: Glenwood Capital Investments, L.L.C., Bloomberg, Datastream and Standard & Poor's Micropal

(1) S&P 500 index (dividends reinvested).

(2) Citigroup High Grade Corporate Bond Index.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page B-7

APPENDIX C:

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                     (A Delaware Limited Liability Company)

                       LIMITED LIABILITY COMPANY AGREEMENT
                          Dated as of October 22, 2003

                             123 North Wacker Drive
                                   28th Floor
                             Chicago, Illinois 60606
                                 (312) 881-6500





                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-1

TABLE OF CONTENTS

 ARTICLE I: DEFINITIONS...............................      C-4
 ARTICLE II: ORGANIZATION; ADMISSION OF MEMBERS.......      C-6
   2.1 Formation of Limited Liability Company.........      C-6
   2.2 Name...........................................      C-6
   2.3 Principal and Registered Office................      C-6
   2.4 Duration.......................................      C-6
   2.5 Business of TEI................................      C-7
   2.6 Board of Managers..............................      C-8
   2.7 Members........................................      C-9
   2.8 Initial Contribution...........................      C-9
   2.9 Both Managers and Members......................      C-9
   2.10 Limited Liability.............................      C-9
 ARTICLE III: MANAGEMENT..............................      C-9
   3.1 Management and Control.........................      C-9
   3.2 Actions by the Board of Managers...............      C-10
   3.3 Meetings of Members............................      C-10
   3.4 Custody of TEI's Assets........................      C-11
   3.5 Other Activities of Members and Managers.......      C-11
   3.6 Duty of Care...................................      C-11
   3.7 Indemnification................................      C-12
   3.8 Fees, Expenses and Reimbursement...............      C-13
 ARTICLE IV: TERMINATION OF STATUS OF ADVISER AND MANAGERS, C-14
   TRANSFERS AND REPURCHASES..........................
   4.1 Termination of Status of a Manager.............      C-14
   4.2 Removal of the Managers........................      C-14
   4.3 Transfer of Units of Members...................      C-14
   4.4 Repurchase of Units............................      C-15
 ARTICLE V: CAPITAL...................................      C-17
   5.1 Contributions to Capital.......................      C-17
   5.2 Rights of Members to Capital...................      C-17
   5.3 Capital Accounts...............................      C-17
   5.4 Allocation of Net Profit and Net Loss; Allocation    C-17
      of Offering Costs...............................
   5.5 Reserves.......................................      C-17
   5.6 Tax Allocations................................      C-18
   5.7 Distributions..................................      C-18
   5.8 Withholding....................................      C-18
 ARTICLE VI: DISSOLUTION AND LIQUIDATION..............      C-19
   6.1 Dissolution....................................      C-19
   6.2 Liquidation of Assets..........................      C-19
 ARTICLE VII: ACCOUNTING, VALUATIONS, AND BOOKS AND         C-20
   RECORDS............................................
   7.1 Accounting and Reports.........................      C-20
   7.2 Determinations by the Board of Managers........      C-20
   7.3 Valuation of Assets............................      C-20
 ARTICLE VIII: MISCELLANEOUS PROVISIONS...............      C-21
   8.1 Amendment of Limited Liability Company Agreement     C-21
   8.2 Special Power of Attorney......................      C-21
   8.3 Notices........................................      C-22
   8.4 Agreement Binding Upon Successors and Assigns..      C-22
   8.5 Applicability of 1940 Act and Form N-2.........      C-22
   8.6 Choice of Law..................................      C-23
   8.7 Not for Benefit of Creditors...................      C-23

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-2

   8.8 Consents.......................................      C-23
   8.9 Merger and Consolidation.......................      C-23
   8.10 Pronouns......................................      C-23
   8.11 Confidentiality...............................      C-23
   8.12 Certification of Non-Foreign Status...........      C-24
   8.13 Severability..................................      C-24
   8.14 Filing of Returns.............................      C-24
   8.15 Tax Matters Partner...........................      C-24
   8.16 Section 754 Election..........................      C-25
   8.17 Use of Names "Man," "Glenwood," "Man-Glenwood,"
       "Lexington" and "TEI"..........................      C-25






                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-3

                         MAN-GLENWOOD LEXINGTON TEI, LLC

                       LIMITED LIABILITY COMPANY AGREEMENT

THIS LIMITED LIABILITY COMPANY AGREEMENT of Man-Glenwood Lexington TEI, LLC ("TEI") is dated as of October 22, 2003 by and among John Kelly as the Manager, Glenwood Capital Investments, L.L.C., as the initial Member, and those persons hereinafter admitted as Members.

WHEREAS, TEI has heretofore been formed as a limited liability company under the Delaware Limited Liability Company Act pursuant to an initial Certificate of Formation (the "Certificate") dated and filed with the Secretary of State of Delaware on October 22, 2003;

NOW, THEREFORE, for and in consideration of the foregoing and the mutual covenants hereinafter set forth, it is hereby agreed as follows:

                             ARTICLE I: DEFINITIONS

For purposes of this Agreement:

"ADVISERS ACT" - The Investment Advisers Act of 1940 and the rules, regulations, and orders thereunder, as amended from time to time, or any successor law.

"AFFILIATE" - An affiliated person of a person as such term is defined in the 1940 Act.

"AGREEMENT" - This Limited Liability Company Agreement, as amended from time to time.

"BOARD" - The Board of Managers established pursuant to Section 2.6.

"CAPITAL ACCOUNT" - With respect to each Member, the capital account established and maintained on behalf of each Member pursuant to Section 5.3.

"CERTIFICATE" - The Certificate of Formation of TEI and any amendments thereto as filed with the office of the Secretary of State of the State of Delaware.

"CLOSING DATE" - The first date on or as of which a person other than Glenwood is admitted to TEI as a Member.

"CODE" - The United States Internal Revenue Code of 1986, as amended, and as hereafter amended from time to time, or any successor law.

"DELAWARE ACT" - The Delaware Limited Liability Company Act as in effect on the date hereof and as amended from time to time, or any successor law.

"DISTRIBUTOR" - Man Investments Inc., a New York corporation, or any person who may hereafter serve as the distributor of Units pursuant to a general distributor's agreement with TEI.

"FISCAL PERIOD" - The period commencing on the Closing Date, and thereafter each period commencing on the day immediately following the last day of the preceding Fiscal Period, and ending at the close of business on the first to occur of the following dates:

  (1) the last day of a Fiscal Year;

  (2) the last day of a Taxable Year;

  (3) the day preceding any day as of which a contribution to the capital of TEI is made pursuant to Section 5.1;

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-4

  (4) any day on which TEI repurchases any Units of any Member; or

  (5) any day (other than one specified in clause (2) above) as of which this Agreement provides for any amount to be credited to or debited against the Capital Account of any Member, other than an amount to be credited to or debited against the Capital Accounts of all Members in accordance with their respective ownership of Units.

"FISCAL YEAR" - The period commencing on the Closing Date and ending on March 31, 2004, and thereafter each period commencing on April 1 of each year and ending on March 31 of each year (or on the date of a final distribution pursuant to Section 6.2 hereof), unless and until the Board shall elect another fiscal year for TEI.

"FORM N-2" - TEI's Registration Statement on Form N-2 filed with the Securities and Exchange Commission, as amended from time to time.

"GLENWOOD" - Glenwood Capital Investments, L.L.C., a limited liability company organized under Delaware law, or any successor thereof.

"INDEPENDENT MANAGERS" - Those Managers who are not "interested persons" of TEI as such term is defined by the 1940 Act.

"INITIAL MANAGER" - John Kelly, the person who directed the formation of TEI and served as initial Manager.

"INVESTMENT FUNDS" - Investment funds in which TEI's or the Offshore Fund's assets are invested.

"INVESTMENT MANAGERS" - The organizations that manage and direct the investment activities of Investment Funds or are retained to manage and invest designated portions of TEI's or the Offshore Fund's assets.

"MANAGER" - An individual designated as a manager of TEI pursuant to the provisions of Section 2.6 of the Agreement and who serves on the Board of TEI.

"MEMBER" - Any person who shall have been admitted to TEI as a member (including any Manager in such person's capacity as a member of TEI but excluding any Manager in such person's capacity as a Manager of TEI) until TEI repurchases all the Units of such person pursuant to Section 4.4 hereof or a substituted member or members are admitted with respect to any such person's Units as a member pursuant to Section 4.3 hereof; such term includes Glenwood or an Affiliate of Glenwood to the extent Glenwood (or such Affiliate) makes a capital contribution to TEI and shall have been admitted to TEI as a member.

"NET ASSETS" - The total value of all assets of TEI, less an amount equal to all accrued debts, liabilities and obligations of TEI, calculated before giving effect to any repurchases of Units. The Net Assets of TEI will be computed as of the close of business on the last day of each Fiscal Period. In computing Net Assets, TEI will value its interest in the Offshore Fund at the net asset value provided by the Offshore Fund to TEI. Other securities and assets of TEI will be valued at market value, if market quotations are readily available, or will be valued at fair value as determined in good faith by the Board or in accordance with procedures adopted by the Board. Expenses of TEI and its liabilities (including the amount of any borrowings) are taken into account for purposes of computing Net Assets.

"NET ASSET VALUE" - Net Assets divided by the number of Units outstanding at the applicable date. The initial Net Asset Value of a Unit, as of the closing of the initial sale of Units, shall be $100.

"NET PROFIT OR NET LOSS" - The amount by which the Net Assets as of the close of business on the last day of a Fiscal Period exceed (in the case of Net Profit) or are less than (in the case of Net Loss) the Net Assets as of the commencement of the same Fiscal Period (or, with respect to the initial Fiscal Period of TEI, as of the close of business on the Closing Date).

"1940 ACT" - The Investment Company Act of 1940 and the rules, regulations and orders thereunder, as amended from time to time, or any successor law.

"OFFSHORE FUND" - A fund organized as a limited duration company in the Cayman Islands (or as a similar entity in a similar non-United States jurisdiction), and any successor thereto, in which TEI invests or plans to invest.


                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-5

"SECURITIES" - Securities (including, without limitation, equities, debt obligations, options, and other "securities" as that term is defined in Section 2(a)(36) of the 1940 Act) and any contracts for forward or future delivery of any security, debt obligation or currency, or commodity, all types of derivative instruments and financial instruments and any contracts based on any index or group of securities, debt obligations or currencies, or commodities, and any options thereon.

"TAXABLE YEAR" - The period commencing on the Closing Date and ending on December 31, 2003, and thereafter each period commencing on January 1 of each year and ending on December 31 of each year, unless and until the Board shall elect another taxable year for TEI.

"TEI" - The limited liability company governed hereby, as such limited liability company may from time to time be constituted.

"TRANSFER" - The assignment, transfer, sale, encumbrance, pledge, or other disposition of any Units, including any right to receive any allocations and distributions attributable to a Unit.

"UNITS" - The units of limited liability company interest, each representing an ownership interest in TEI at any particular time of a Member or other person to whom Units of a Member have been transferred pursuant to Section 4.3 hereof, including the rights and obligations of such Member or other person under this Agreement and the Delaware Act. Upon the closing of the initial issuance of Units, one Unit shall be issued with respect to each $100 contributed to the capital of TEI by a Member. Thereafter Units shall be issued at the Net Asset Value as of the date of issuance.

"VALUATION DATE" - The date as of which TEI values Units for purposes of determining the price at which Units are to be purchased by TEI pursuant to an offer made by TEI pursuant to Section 4.4 hereof.

                ARTICLE II:  ORGANIZATION; ADMISSION OF MEMBERS

2.1 FORMATION OF LIMITED LIABILITY COMPANY

TEI has been formed as a limited liability company at the direction of the Initial Manager who authorized the filing of the Certificate, which actions are hereby ratified by the execution of this Agreement. The Board shall execute and file in accordance with the Delaware Act any amendment to the Certificate and shall execute and file with applicable governmental authorities any other instruments, documents, and certificates that, in the opinion of TEI's legal counsel, may from time to time be required by the laws of the United States of America, the State of Delaware, or any other jurisdiction in which TEI shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of TEI.

2.2 NAME

TEI's name shall be "Man-Glenwood Lexington TEI, LLC" or such other name as the Board may hereafter adopt upon (i) causing an appropriate amendment to the Certificate to be filed in accordance with the Delaware Act and (ii) taking such other actions as may be required by law.

2.3 PRINCIPAL AND REGISTERED OFFICE

TEI shall have its principal office at 123 N. Wacker Drive, 28th Floor, Chicago, Illinois 60606, or at such other place designated from time to time by the Board. TEI shall have its registered office in Delaware at 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, and shall have Corporation Service Company as its registered agent for service of process in Delaware, unless a different registered office or agent is designated from time to time by the Board.

2.4 DURATION

The term of TEI commenced on the filing of the Certificate with the Secretary of State of Delaware and shall continue until TEI is dissolved pursuant to Section
6.1 hereof.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-6

2.5 BUSINESS OF TEI

(a) The business of TEI is, either directly or indirectly, through one or more other pooled investment vehicles, to purchase, sell (including short sales), invest, and trade in Securities, on margin or otherwise, to engage in any financial or derivative transactions relating thereto or otherwise, and to invest, as a feeder fund, all of its assets directly or indirectly in a master fund as part of a master-feeder fund structure. TEI may execute, deliver, and perform all contracts, agreements, subscription documents, and other undertakings and engage in all activities and transactions as may in the opinion of the Board be necessary or advisable to carry out its objective or business.

(b) TEI shall operate as a closed-end, non-diversified, management investment company in accordance with the 1940 Act and subject to any fundamental policies and investment restrictions as may be adopted by the Board. TEI shall register its Units under the Securities Act of 1933.

(c) In furtherance of its business, the Board shall have the authority to take the following actions, and to delegate such portion or all of such authority to such officers of TEI as the Board may elect:

  (i) To acquire or buy, and invest TEI's property in, own, hold for investment or otherwise, and to sell or otherwise dispose of, all types and kinds of securities and investments of any kind including, but not limited to, stocks, profit-sharing interests or participations and all other contracts for or evidences of equity interests, bonds, debentures, warrants and rights to purchase securities, and interests in loans, certificates of beneficial interest, bills, notes and all other contracts for or evidences of indebtedness, money market instruments including bank certificates of deposit, finance paper, commercial paper, bankers' acceptances and other obligations, and all other negotiable and non-negotiable securities and instruments, however named or described, issued by corporations, trusts, associations or any other Persons, domestic or foreign, or issued or guaranteed by the United States of America or any agency or instrumentality thereof, by the government of any foreign country, by any State, territory or possession of the United States, by any political subdivision or agency or instrumentality of any state or foreign country, or by any other government or other governmental or quasi-governmental agency or instrumentality, domestic or foreign; to acquire and dispose of interests in domestic or foreign loans made by banks and other financial institutions; to deposit any assets of TEI in any bank, trust company or banking institution or retain any such assets in domestic or foreign cash or currency; to purchase and sell gold and silver bullion, precious or strategic metals, and coins and currency of all countries; to engage in "when issued" and delayed delivery transactions; to enter into repurchase agreements, reverse repurchase agreements and firm commitment agreements; to employ all types and kinds of hedging techniques and investment management strategies; and to change the investments of TEI.

  (ii) To acquire (by purchase, subscription or otherwise), to hold, to trade in and deal in, to acquire any rights or options to purchase or sell, to sell or otherwise dispose of, to lend and to pledge any TEI property or any of the foregoing securities, instruments or investments; to purchase and sell options on securities, currency, precious metals and other commodities, indices, futures contracts and other financial instruments and assets and enter into closing and other transactions in connection therewith; to enter into all types of commodities contracts, including without limitation the purchase and sale of futures contracts on securities, currency, precious metals and other commodities, indices and other financial instruments and assets; to enter into forward foreign currency exchange contracts and other foreign exchange and currency transactions of all types and kinds; to enter into interest rate, currency and other swap transactions; and to engage in all types and kinds of hedging and risk management transactions.

  (iii) To exercise all rights, powers and privileges of ownership or interest in all securities and other assets included in TEI property, including without limitation the right to vote thereon and otherwise act with respect thereto; and to do all acts and things for the preservation, protection, improvement and enhancement in value of all such securities and assets.

  (iv) To acquire (by purchase, lease or otherwise) and to hold, use, maintain, lease, develop and dispose of (by sale or otherwise) any type or kind of property, real or personal, including domestic or foreign currency, and any right or interest therein.

  (v) To borrow money and in this connection issue notes, commercial paper or other evidence of indebtedness; to secure borrowings by mortgaging, pledging or otherwise subjecting as security all or any part of TEI property; to endorse, guarantee, or undertake the performance of any obligation or engagement of any other Person; to lend all or any part of TEI's property to other Persons; and to issue general unsecured or other obligations of TEI, and enter into indentures or agreements relating thereto.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-7

  (vi) To aid, support or assist by further investment or other action any Person, any obligation of or interest which is included in TEI's property or in the affairs of which TEI has any direct or indirect interest; to do all acts and things designed to protect, preserve, improve or enhance the value of such obligation or interest; and to guarantee or become surety on any or all of the contracts, securities and other obligations of any such Person.

  (vii) To join other security holders in acting through a committee, depositary, voting trustee or otherwise, and in that connection to deposit any security with, or transfer any security to, any such committee, depositary or trustee, and to delegate to them such power and authority with relation to any security (whether or not so deposited or transferred) as the Board shall deem proper, and to agree to pay, and to pay, such portion of the expenses and compensation of such committee, depositary or trustee as the Board shall deem proper.

  (viii) To carry on any other business in connection with or incidental to any of the foregoing powers referred to in this Agreement, to do everything necessary, appropriate or desirable for the accomplishment of any purpose or the attainment of any object or the furtherance of any power referred to in this Agreement, either alone or in association with others, and to do every other act or thing incidental or appurtenant to or arising out of or connected with such business or purposes, objects or powers.

2.6 BOARD OF MANAGERS

(a) Prior to the Closing Date, the initial Member or Members may designate such persons who shall agree to be bound by all of the terms of this Agreement to serve as Managers on the Board of Managers. By signing this Agreement or signing an investor application or certification in connection with the purchase of Units, a Member admitted on the Closing Date shall be deemed to have voted for the election of each of the Managers so designated. After the Closing Date, the Board may, subject to the provisions of paragraphs (a) and (b) of this Section
2.6 with respect to the number of and vacancies in the position of Manager and the provisions of Section 3.3 hereof with respect to the election of Managers to the Board by Members, designate any person who shall agree to be bound by all of the terms of this Agreement as a Manager. The names and mailing addresses of the Managers shall be set forth in the books and records of TEI. The number of Managers shall be fixed from time to time by the Board.

(b) Each Manager shall serve on the Board for the duration of the term of TEI, unless his or her status as a Manager shall be sooner terminated pursuant to
Section 4.1 or Section 4.2 hereof. In the event of any vacancy in the position of Manager, the remaining Managers may appoint an individual to serve in such capacity, so long as immediately after such appointment at least two-thirds (2/3) of the Managers then serving would have been elected by the Members. The Board may call a meeting of Members to fill any vacancy in the position of Manager, and shall do so within 60 days after any date on which Managers who were elected by the Members cease to constitute a majority of the Managers then serving on the Board.

(c) In the event that no Manager remains to continue the business of TEI, Glenwood shall promptly call a meeting of the Members, to be held within 60 days after the date on which the last Manager ceased to act in that capacity, for the purpose of determining whether to continue the business of TEI and, if the business shall be continued, of electing the required number of Managers to the Board. If the Members shall determine at such meeting not to continue the business of TEI or if the required number of Managers is not elected within 60 days after the date on which the last Manager ceased to act in that capacity, then TEI shall be dissolved pursuant to Section 6.1 hereof and the assets of TEI shall be liquidated and distributed pursuant to Section 6.2 hereof.

2.7 MEMBERS

TEI may offer Units for purchase by investors (including through exchange) in such manner and at such times as may be determined by the Board. All subscriptions for Units are subject to the receipt by TEI or its custodian of cleared funds on or before the acceptance date for such subscriptions in the full amount of the subscription. Subject to the foregoing, a person may be admitted to TEI as a Member subject to the condition that such person shall execute an appropriate signature page of this Agreement or an investor application or certification form pursuant to which such Member agrees to be bound by all the terms and provisions of this Agreement. The Board may, in its sole discretion, reject any subscription for Units. The Board may, in its sole discretion, suspend the offering of the Units at any time. The admission of any person as a Member shall be effective upon the revision of the books and records of TEI to reflect the name and the contribution to the capital of TEI of such additional Member.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-8

2.8 INITIAL CONTRIBUTION

The initial contribution of capital to TEI by Glenwood shall be represented by Units, which Units shall have the same rights as other Units held by Members.

2.9 BOTH MANAGERS AND MEMBERS

A Member may also be a Manager, in which event such Member's rights and obligations in each capacity shall be determined separately in accordance with the terms and provisions of this Agreement or as provided in the Delaware Act.

2.10 LIMITED LIABILITY

Except as provided under the Delaware Act or the 1940 Act, a Member shall not be liable for TEI's debts, obligations, and liabilities in any amount in excess of the capital account balance of such Member, plus such Member's share of undistributed profits and assets. Except as provided under the Delaware Act or the 1940 Act, a Manager shall not be liable for TEI's debts, obligations, and liabilities.

                             ARTICLE III: MANAGEMENT

3.1 MANAGEMENT AND CONTROL

(a) Management and control of the business of TEI shall be vested in the Board, which shall have the right, power, and authority, on behalf of TEI and in its name, to exercise all rights, powers, and authority of Managers under the Delaware Act and to do all things necessary and proper to carry out the objective and business of TEI and their duties hereunder. No Manager shall have the authority individually to act on behalf of or to bind TEI except within the scope of such Manager's authority as delegated by the Board. The parties hereto intend that, except to the extent otherwise expressly provided herein, (i) each Manager shall be vested with the same powers, authority, and responsibilities on behalf of TEI as are customarily vested in each director of a Delaware corporation and (ii) each Independent Manager shall be vested with the same powers, authority and responsibilities on behalf of TEI as are customarily vested in each director of a closed-end management investment company registered under the 1940 Act that is organized as a Delaware corporation who is not an "interested person" of such company, as such term is defined by the 1940 Act. During any period in which TEI shall have no Managers, Glenwood, as the initial Member, shall have the authority to manage the business and affairs of TEI.

(b) Members shall have no right to participate in and shall take no part in the management or control of TEI's business and shall have no right, power or authority to act for or bind TEI. Members shall have the right to vote on any matters only as provided in this Agreement or on any matters that require the approval of the holders of voting securities under the 1940 Act or as otherwise required in the Delaware Act.

(c) The Board may delegate to any other person any rights, power and authority vested by this Agreement in the Board to the extent permissible under applicable law, and may appoint persons to serve as officers of TEI, with such titles and authority as may be determined by the Board consistent with applicable law.

(d) The Board shall have full power and authority to adopt By-Laws providing for the conduct of the business of TEI and containing such other provisions as they deem necessary, appropriate or desirable, and, subject to the voting powers of one or more Classes created pursuant to this section 3.1, to amend and repeal such By-Laws. Unless the By-Laws specifically require that Members authorize or approve the amendment or repeal of a particular provision of the By-Laws, any provision of the By-Laws may be amended or repealed by the Board without Member authorization or approval.

(e) The Board shall have the full power and authority, without Member approval, to authorize one or more Classes of Units; Units of each such Class having such preferences, voting powers and special or relative rights or privileges (including conversion rights, if any) as the Board may determine and as shall be set forth in a resolution adopted in accordance with the By-Laws.

3.2 ACTIONS BY THE BOARD OF MANAGERS

(a) Unless provided otherwise in this Agreement, the Board shall act only: (i) by the affirmative vote of a majority of the Managers (including the vote of a majority of the Independent Managers if required by the 1940 Act) present at a meeting duly called at which a quorum of the Managers shall be present (in

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                        Page C-9
person or, if in-person attendance is not required by the 1940 Act, by telephone) or (ii) by unanimous written consent of all of the Managers without a meeting, if permissible under the 1940 Act.

(b) The Board may designate from time to time a Principal Manager who shall preside at all meetings of the Board. Meetings of the Board may be called by the Principal Manager or by any two Managers, and may be held on such date and at such time and place as the Board shall determine. Each Manager shall be entitled to receive written notice of the date, time and place of such meeting within a reasonable time in advance of the meeting. Except as otherwise required by the 1940 Act, notice need not be given to any Manager who shall attend a meeting without objecting to the lack of notice or who shall execute a written waiver of notice with respect to the meeting. Managers may attend and participate in any meeting by telephone except where in-person attendance at a meeting is required by the 1940 Act. A majority of the Managers shall constitute a quorum at any meeting.

3.3 MEETINGS OF MEMBERS

(a) Actions requiring the vote of the Members may be taken at any duly constituted meeting of the Members at which a quorum is present. Meetings of the Members may be called by the Board or by Members holding 25% or more of the total number of votes eligible to be cast by all Members, and may be held at such time, date and place as the Board shall determine. The Board shall arrange to provide written notice of the meeting, stating the date, time, and place of the meeting and the record date therefor, to each Member entitled to vote at the meeting within a reasonable time prior thereto. Failure to receive notice of a meeting on the part of any Member shall not affect the validity of any act or proceeding of the meeting, so long as a quorum shall be present at the meeting, except as otherwise required by applicable law. Only matters set forth in the notice of a meeting may be voted on by the Members at a meeting. The presence in person or by proxy of Members holding a majority of the total number of votes eligible to be cast by all Members as of the record date shall constitute a quorum at any meeting. In the absence of a quorum, a meeting of the Members may be adjourned by action of a majority of the Members present in person or by proxy without additional notice to the Members. Except as otherwise required by any provision of this Agreement or of the 1940 Act, (i) those candidates receiving a plurality of the votes cast at any meeting of Members shall be elected as Managers and (ii) all other actions of the Members taken at a meeting shall require the affirmative vote of Members holding a majority of the total number of votes eligible to be cast by those Members who are present in person or by proxy at such meeting.

(b) Each Member shall be entitled to cast at any meeting of Members a number of votes equivalent to such Member's Unit ownership as of the record date for such meeting. The Board shall establish a record date not less than 10 days nor more than 60 days prior to the date of any meeting of Members to determine eligibility to vote at such meeting and the number of votes that each Member will be entitled to cast at the meeting, and shall maintain for each such record date a list setting forth the name of each Member and the number of votes that each Member will be entitled to cast at the meeting.

(c) A Member may vote at any meeting of Members by a proxy, provided that such proxy to act is authorized to act by (i) a written instrument properly executed by the Member and filed with TEI before or at the time of the meeting or (ii) such electronic, telephonic, computerized or other alternative means as may be approved by a resolution adopted by the Board. A proxy may be suspended or revoked, as the case may be, by the Member executing the proxy by a later writing delivered to TEI at any time prior to exercise of the proxy or if the Member executing the proxy shall be present at the meeting and decide to vote in person. Any action of the Members that is permitted to be taken at a meeting of the Members may be taken without a meeting if consents in writing, setting forth the action taken, are signed by Members holding a majority of the total number of votes eligible to be cast or such greater percentage as may be required in order to approve such action.

3.4 CUSTODY OF TEI'S ASSETS

The physical possession of all funds, Securities, or other properties of TEI shall at all times, be held, controlled and administered by one or more custodians retained by TEI in accordance with the requirements of the 1940 Act and the rules thereunder.

3.5 OTHER ACTIVITIES OF MEMBERS AND MANAGERS

(a) The Managers shall not be required to devote all of their time to the affairs of TEI, but shall devote such time as may reasonably be required to perform their obligations under this Agreement.

(b) Any Member or Manager, and any Affiliate of any Member or Manager, may engage in or possess an interest in other business ventures or commercial dealings of every kind and description, independently or with others, including, but not limited to, acquisition and disposition of Securities, provision of

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investment  advisory or  brokerage  services,  serving as  directors,  officers, employees, advisors, or agents of other companies, partners of any partnership, members of any limited liability company, or trustees of any trust, or entering into any other commercial arrangements. No Member or Manager shall have any rights in or to such activities of any other Member or Manager, or any profits derived therefrom.

3.6 DUTY OF CARE

(a) No Manager shall be liable to TEI or to any of its Members for any loss or damage occasioned by any act or omission in the performance of its services pursuant to any agreement, including this Agreement, between a Manager and TEI for the provision of services to TEI unless it shall be determined by final judicial decision on the merits from which there is no further right to appeal that such loss is due to an act or omission of the Manager constituting willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the performance of its services to TEI.

(b) Members not in breach of any obligation hereunder or under any agreement pursuant to which the Member subscribed for Units shall be liable to TEI, any Member, or third parties only as provided under the Delaware Act.

3.7 INDEMNIFICATION

(a) To the fullest extent permitted by law, TEI shall, subject to Section 3.7(b) hereof, indemnify each Manager (including for this purpose his or her respective executors, heirs, assigns, successors, or other legal representatives), against all losses, claims, damages, liabilities, costs, and expenses, including, but not limited to, amounts paid in satisfaction of judgments, in compromise, or as fines or penalties, and reasonable counsel fees, incurred in connection with the defense or disposition of any action, suit, investigation, or other proceeding, whether civil or criminal, before any judicial, arbitral, administrative, or legislative body, in which such indemnitee may be or may have been involved as a party or otherwise, or with which such indemnitee may be or may have been threatened, while in office or thereafter, by reason of being or having been a Manager of TEI or the past or present performance of services to TEI by such indemnitee, except to the extent such loss, claim, damage, liability, cost, or expense shall have been finally determined in a decision on the merits in any such action, suit, investigation, or other proceeding to have been incurred or suffered by such indemnitee by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. The rights of indemnification provided under this Section
3.7 shall not be construed so as to provide for indemnification of a Manager for any liability (including liability under federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith) to the extent (but only to the extent) that such indemnification would be in violation of applicable law, but shall be construed so as to effectuate the applicable provisions of this Section 3.7 to the fullest extent permitted by law.

(b) Expenses, including reasonable counsel fees, so incurred by any such indemnitee (but excluding amounts paid in satisfaction of judgments, in compromise, or as fines or penalties), may be paid from time to time by TEI in advance of the final disposition of any such action, suit, investigation, or proceeding upon receipt of an undertaking by or on behalf of such indemnitee to repay to TEI amounts so paid if it shall ultimately be determined that indemnification of such expenses is not authorized under Section 3.7(a) hereof; provided, however, that (i) such indemnitee shall provide security for such undertaking, (ii) TEI shall be insured by or on behalf of such indemnitee against losses arising by reason of such indemnitee's failure to fulfill such undertaking, or (iii) a majority of the Managers (excluding any Manager who is either seeking advancement of expenses hereunder or is or has been a party to any other action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for advancement of expenses hereunder) or independent legal counsel in a written opinion shall determine based on a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe such indemnitee ultimately will be entitled to indemnification.

(c) As to the disposition of any action, suit, investigation, or proceeding (whether by a compromise payment, pursuant to a consent decree or otherwise) without an adjudication or a decision on the merits by a court, or by any other body before which the proceeding shall have been brought, that an indemnitee is liable to TEI or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, indemnification shall be provided pursuant to Section 3.7(a) hereof if (i) approved as in the best interests of TEI by a majority of the Managers (excluding any Manager who is either seeking indemnification hereunder or is or has been a party to any other action, suit, investigation, or proceeding involving claims similar to those involved in the action, suit, investigation, or proceeding giving rise to a claim for indemnification hereunder) upon a determination based upon a review of readily available facts (as opposed to a full trial-type inquiry) that such indemnitee acted in good faith and in the reasonable belief that such actions were in the best interests of TEI and that such indemnitee is not liable to TEI or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office, or (ii) the Board

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secures a written  opinion of  independent  legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry) to the effect that such indemnification would not protect such indemnitee against any liability to TEI or its Members to which such indemnitee would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office.

(d) Any indemnification or advancement of expenses made pursuant to this Section
3.7 shall not prevent the recovery from any indemnitee of any such amount if such indemnitee subsequently shall be determined in a decision on the merits in any action, suit, investigation or proceeding involving the liability or expense that gave rise to such indemnification or advancement of expenses to be liable to TEI or its Members by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of such indemnitee's office. In (i) any suit brought by a Manager (or other person entitled to indemnification hereunder) to enforce a right to indemnification under this Section 3.7 it shall be a defense that, and (ii) in any suit in the name of TEI to recover any indemnification or advancement of expenses made pursuant to this Section 3.7 TEI shall be entitled to recover such expenses upon a final adjudication that, the Manager or other person claiming a right to indemnification under this Section 3.7 has not met the applicable standard of conduct set forth in this Section 3.7. In any such suit brought to enforce a right to indemnification or to recover any indemnification or advancement of expenses made pursuant to this Section 3.7, the burden of proving that the Manager or other person claiming a right to indemnification is not entitled to be indemnified, or to any indemnification or advancement of expenses, under this
Section 3.7 shall be on TEI (or any Member acting derivatively or otherwise on behalf of TEI or its Members).

(e) An indemnitee may not satisfy any right of indemnification or advancement of expenses granted in this Section 3.7 or to which such indemnitee may otherwise be entitled except out of the assets of TEI, and no Member shall be personally liable with respect to any such claim for indemnification or advancement of expenses.

(f) The rights of indemnification provided hereunder shall not be exclusive of or affect any other rights to which any person may be entitled by contract or otherwise under law. Nothing contained in this Section 3.7 shall affect the power of TEI to purchase and maintain liability insurance on behalf of any Manager or other person.

3.8 FEES, EXPENSES AND REIMBURSEMENT

(a) The Board may cause TEI to compensate each Manager who is not an "interested person" of TEI (as defined in the 1940 Act), and such Manager shall be reimbursed by TEI for reasonable travel and out-of-pocket expenses incurred by him in performing his duties under this Agreement.

(b) TEI shall bear all costs and expenses incurred in its business and operations. Costs and expenses to be borne by TEI include, but are not limited to, the following:

     (1) all costs and expenses directly related to investment transactions and positions for TEI's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends, and indirect expenses from investments in Investment Funds;

     (2) all costs and expenses associated with the operation and registration of TEI, offering costs and the costs of compliance with applicable Federal and state laws;

     (3) all costs and expenses associated with the organization and operation of separate investment funds managed by Investment Managers retained by TEI;

     (4) the costs and expenses of holding meetings of the Board and any meetings of Members, including costs associated with the preparation and dissemination of proxy materials;

     (5) the fees and  disbursements  of TEI's  counsel,  legal  counsel  to the
     Independent   Managers,   independent   accountants   for  TEI,  and  other
     consultants and professionals engaged on behalf of TEI;

     (6)  the  fees  payable  to   custodians   and  other   persons   providing
     administrative services to TEI;

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     (7) the costs of a fidelity  bond and any liability  insurance  obtained on behalf of TEI or the Board;

     (8) all costs and expenses of preparing, setting in type, printing, and distributing reports and other communications to Members; and

     (9) such other types of expenses as may be approved from time to time by the Board.

(c) Subject to procuring any required regulatory approvals, from time to time TEI may, alone or in conjunction with other registered or unregistered investment funds or other accounts for which Glenwood, or any Affiliate of Glenwood, act as general partner or investment adviser, purchase insurance in such amounts, from such insurers and on such terms as the Board shall determine.

                  ARTICLE IV: TERMINATION OF STATUS OF ADVISER
                     AND MANAGERS, TRANSFERS AND REPURCHASES

4.1 TERMINATION OF STATUS OF A MANAGER

The status of a Manager shall terminate if the Manager (i) shall die; (ii) shall be adjudicated incompetent; (iii) shall voluntarily withdraw as a Manager (upon not less than 90 days' prior written notice to the other Managers); (iv) shall be removed; (v) shall be certified by a physician to be mentally or physically unable to perform his or her duties hereunder; (vi) shall be declared bankrupt by a court with appropriate jurisdiction, file a petition commencing a voluntary case under any bankruptcy law or make an assignment for the benefit of creditors; (vii) shall have a receiver appointed to administer the property or affairs of such Manager; or (viii) shall otherwise cease to be a Manager of TEI under the Delaware Act. Managers shall be required to retire as of December 31 of the year in which they reach 75 years of age.

4.2 REMOVAL OF THE MANAGERS

Any Manager may be removed either by (a) the vote or written consent of at least two-thirds (2/3) of the Managers not subject to the removal vote or (b) the vote or written consent of Members holding not less than two-thirds (2/3) of the total number of votes eligible to be cast by all Members.

4.3 TRANSFER OF UNITS OF MEMBERS

(a) Units of a Member may be Transferred only (i) by operation of law pursuant to the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of such Member or (ii) with the written consent of the Board (which may be withheld in its sole discretion); provided, however, that the Board may not consent to any Transfer other than a Transfer (i) in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain Transfers to affiliates, gifts, and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents, and children), (iii) as a distribution from a qualified retirement plan or an individual retirement account, or (iv) a Transfer to which the Board may consent pursuant to the following sentence. The Board may consent to other pledges, transfers, or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer, or assignment, the Board shall consult with counsel to TEI to ensure that such pledge, transfer, or assignment will not cause TEI to be treated as a "publicly traded partnership" taxable as a corporation. In no event, however, will any transferee or assignee be admitted as a Member without the consent of the Board which may be withheld in its sole discretion. Any pledge, transfer, or assignment not made in accordance with this Section 4.4 shall be void.

(b) The Board may not consent to a Transfer of Units of a Member unless: (i) the person to whom the Units are Transferred (or each of the person's beneficial owners if such a person is a "private investment company" as defined in paragraph (d)(3) of Rule 205-3 under the Advisers Act) is a person whom the Board believes is a "Eligible Investor" as described in Form N-2; and (ii) all the Units of the Member are Transferred to a single transferee or, after the Transfer of less than all the Member's Units, the balance of the Capital Account of each of the transferee and transferor is not less than $10,000. Any transferee that acquires Units by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of a Member or otherwise, shall be entitled to the allocations and distributions allocable to the Units so acquired and to Transfer such Units in accordance with the terms of this Agreement, but shall not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member. If a Member transfers Units with the approval of the Board, the Board shall promptly take all necessary actions so that the transferee to whom such Units are transferred is

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admitted to TEI as a Member. Each Member effecting a Transfer and its transferee agree to pay all expenses, including attorneys' and accountants' fees, incurred by TEI in connection with such Transfer.

(c) Each Member shall indemnify and hold harmless TEI, the Managers, each other Member and any Affiliate of the foregoing against all losses, claims, damages, liabilities, costs, and expenses (including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs, and expenses or any judgments, fines, and amounts paid in settlement), joint or several, to which such persons may become subject by reason of or arising from (i) any Transfer made by such Member in violation of this Section 4.4 and (ii) any misrepresentation by such Member in connection with any such Transfer.

4.4 REPURCHASE OF UNITS

(a) Except as otherwise provided in this Agreement, no Member or other person holding Units shall have the right to withdraw or tender to TEI for repurchase of those Units. The Board from time to time, in its sole discretion and on such terms and conditions as it may determine, may cause TEI to repurchase Units pursuant to written tenders. However, TEI shall not offer to repurchase Units on more than four occasions during any one Fiscal Year unless it has received an opinion of counsel to the effect that such more frequent offers would not cause any adverse tax consequences to TEI or the Members. In determining whether to cause TEI to repurchase Units pursuant to written tenders, the Board shall consider the following factors, among others:

  (1) whether any Members have requested to tender Units to TEI;

  (2) the liquidity of TEI's assets;

  (3) the investment plans and working capital requirements of TEI;

  (4) the relative economies of scale with respect to the size of TEI;

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  (5) the history of TEI in repurchasing Units;

  (6) the economic condition of the securities markets; and

  (7) the anticipated tax consequences of any proposed repurchases of Units.

The Board shall cause TEI to repurchase Units pursuant to written tenders only on terms determined by the Board to be fair to TEI and to all Members (including persons holding Units acquired from Members), as applicable.

(b) A Member who tenders for repurchase only a portion of the Member's Units will be required to maintain a capital account balance at least equal to $10,000. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, TEI reserves the right to reduce the amount to be purchased from the Member so that the required minimum balance is maintained or to repurchase all of the tendering Member's Units.

(c) The Board may cause TEI to repurchase Units of a Member or any person acquiring Units from or through a Member in the event that the Board determines or has reason to believe that:

     (1) such Units have been transferred in violation of Section 4.3 hereof, or such Units have vested in any person by operation of law as the result of the death, divorce, bankruptcy, insolvency, dissolution, or incompetency of a Member;

     (2) ownership of such Units by a Member or other person will cause TEI to be in violation of, or subject TEI to additional registration or regulation under, the securities laws of the United States or any other relevant jurisdiction;

     (3) continued ownership of such Units may be harmful or injurious to the business or reputation of TEI, the Managers, or Glenwood, or may subject TEI or any of the Members to an undue risk of adverse tax or other fiscal consequences;

     (4) such Member's continued participation in TEI may cause TEI to be classified as a "publicly traded partnership" within the meaning of Section 7704 of the Code and the Treasury Regulations thereunder;

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     (5)  any  of  the  representations  and  warranties  made  by a  Member  in connection with the acquisition of Units was not true when made or has ceased to be true; or

     (6) it would be in the best interests of TEI, as determined by the Board in its sole discretion, for TEI to repurchase such Units.

(d) Provided that the Board shall have made a determination to repurchase Units, Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (a "Valuation Date"). Units to be repurchased pursuant to subsection 4.4(c) shall be tendered by the affected Members, and payment for such Units shall be made by TEI, at such times as TEI shall set forth in its notice to the affected Members. Units being tendered by Members pursuant to subsection 4.4(a) shall be tendered by Members at least thirty (30) days prior to the applicable Valuation Date. TEI shall pay the repurchase price for tendered Units approximately, but no earlier than, thirty (30) days after the applicable Valuation Date. The voting rights of Members as provided in this Agreement with respect to the tendered Units shall continue until such time as the Initial Payment (as defined below) of the repurchase price is paid under this subsection 4.4(d). Payment of the repurchase price for Units shall consist of cash in an amount equal to such percentage (generally expected to be 100% or 95%), as may be determined by the Board, of the estimated unaudited net asset value of the Units repurchased by TEI determined as of the Valuation Date relating to such Units (the "Initial Payment"). TEI shall establish an escrow to hold funds reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. TEI shall pay the balance, if any, of the purchase price based on the audited financial statements of TEI for the Fiscal Year in which such repurchase was effective. Notwithstanding anything in the foregoing to the contrary, the Board, in its discretion, may pay any portion of the repurchase price in marketable Securities (or any combination of marketable Securities and cash) having a value, determined as of the Valuation Date relating to such Units, equal to the amount to be repurchased.

(e) A Member may at any time submit to TEI a written request that TEI repurchase all of the Units of such Member, as contemplated by Section 6.1(3) hereof. Any such request shall be sent to TEI by registered or certified mail, return receipt requested, and shall be deemed valid only upon the Member's receipt of TEI's written acknowledgement of the Member's request, which acknowledgement shall be provided by TEI promptly upon its receipt of the Member's request.

                               ARTICLE V: CAPITAL

5.1 CONTRIBUTIONS TO CAPITAL

(a) The minimum initial contribution of each Member to the capital of TEI shall be such amount as the Board, in its discretion, may determine from time to time. The amount of the initial contribution of each Member shall be recorded on the books and records of TEI upon acceptance as a contribution to the capital of TEI. The Managers shall not be entitled to make contributions of capital to TEI as Managers of TEI, but may make contributions to the capital of TEI as Members.

(b) Members may make additional contributions to the capital of TEI effective as of such times as the Board, in its discretion, may permit, subject to Section
2.7 hereof, but no Member shall be obligated to make any additional contribution to the capital of TEI. The minimum initial capital contribution of a Member to the capital of TEI shall be such amount as the Board, in its sole discretion, may determine from time to time.

(c) Initial and any additional contributions to the capital of TEI by any Member shall be payable in cash, payable in readily available funds at the date of the proposed acceptance of the contribution.

5.2 RIGHTS OF MEMBERS TO CAPITAL

No Member shall be entitled to interest on any contribution to the capital of TEI, nor shall any Member be entitled to the return of any capital of TEI except
(i) upon the repurchase by TEI of a part or all of such Member's Units pursuant to Section 4.4 hereof, (ii) pursuant to the provisions of Section 5.7 hereof or
(iii) upon the liquidation of TEI's assets pursuant to Section 6.2 hereof. No Member shall be liable for the return of any such amounts. No Member shall have the right to require partition of TEI's property or to compel any sale or appraisal of TEI's assets.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-15

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5.3 CAPITAL ACCOUNTS

(a) TEI shall maintain a separate Capital Account for each Member. The aggregate Net Asset Value of each Member's Units shall reflect the value of such Member's Capital Account.

(b) Each Member's Capital Account shall have an initial balance equal to the amount of cash constituting such Member's initial contribution to the capital of TEI.

(c) Each Member's Capital Account shall be increased by the sum of (i) the amount of cash constituting additional contributions by such Member to the capital of TEI permitted pursuant to Section 5.1 hereof, plus (ii) all amounts credited to such Member's Capital Account pursuant to Sections 5.4 and 5.5 hereof.

(d) Each Member's Capital Account shall be reduced by the sum of (i) the amount of any repurchase of the Units of such Member or distributions to such Member pursuant to Sections 4.4, 5.7 or 6.2 hereof which are not reinvested (net of any liabilities secured by any asset distributed that such Member is deemed to assume or take subject to under Section 752 of the Code), plus (ii) any amounts debited against such Capital Account pursuant to Sections 5.4 and 5.5 hereof.

5.4 ALLOCATION OF NET PROFIT AND NET LOSS; ALLOCATION OF OFFERING COSTS

As of the last day of each Fiscal Period, any Net Profit or Net Loss for the Fiscal Period, and any offering costs required by applicable accounting principles to be charged to capital that are paid or accrued during the Fiscal Period shall be allocated among and credited to or debited against the Capital Accounts of the Members in accordance with their respective Unit ownership for such Fiscal Period.

5.5 RESERVES

Appropriate reserves may be created, accrued, and charged against Net Assets for contingent liabilities, if any, as of the date any such contingent liability becomes known to the Board, such reserves to be in the amounts that the Board, in its sole discretion, deems necessary or appropriate. The Board may increase or reduce any such reserves from time to time by such amounts as the Board, in its sole discretion, deems necessary or appropriate.

5.6 TAX ALLOCATIONS

For each fiscal year, items of income, deduction, gain, loss, or credit shall be allocated for income tax purposes among the Members in such manner as to reflect equitably amounts credited or debited to each Member's Capital Account for the current and prior fiscal years (or relevant portions thereof). Allocations under this Section 5.6 shall be made pursuant to the principles of Sections 704(b) and 704(c) of the Code, and in conformity with Regulations Sections 1.704-1(b)(2)(iv)(f) and (g), 1.704-1(b)(4)(i) and 1.704-3(e) promulgated thereunder, as applicable, or the successor provisions to such Sections and Regulations. Notwithstanding anything to the contrary in this Agreement, there shall be allocated to the Members such gains or income as shall be necessary to satisfy the "qualified income offset" requirement of Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

Notwithstanding the preceding paragraph, in the event that the Fund repurchases a Member's Units, the Board may, in its sole discretion, specially allocate items of Fund income and gain to that Member for tax purposes to reduce the amount, if any, by which that Member's repurchase price exceeds that Member's tax basis for its Fund Units.

5.7 DISTRIBUTIONS

The Board, in its sole discretion, may authorize TEI to make distributions in cash or in kind at any time to all of the Members on a pro rata basis in accordance with the Members' Unit ownership.

5.8 WITHHOLDING

(a) The Board may withhold and pay over to the Internal Revenue Service (or any other relevant taxing authority) taxes from any distribution to any Member to the extent required by the Code or any other applicable law.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-16

(b) For purposes of this Agreement, any taxes so withheld by TEI with respect to any amount distributed by TEI to any Member shall be deemed to be a distribution or payment to such Member, reducing the amount otherwise distributable to such Member pursuant to this Agreement and reducing the Capital Account of such Member. If the amount of such taxes is greater than any such distributable amounts, then such Member and any successor to such Member's Units shall pay to TEI as a contribution to the capital of TEI, upon demand of the Board, the amount of such excess.

(c) The Board shall not be obligated to apply for or obtain a reduction of or exemption from withholding tax on behalf of any Member that may be eligible for such reduction or exemption. To the extent that a Member claims to be entitled to a reduced rate of, or exemption from, a withholding tax pursuant to an applicable income tax treaty, or otherwise, the Member shall furnish the Board with such information and forms as such Member may be required to complete where necessary to comply with any and all laws and regulations governing the obligations of withholding tax agents. Each Member represents and warrants that any such information and forms furnished by such Member shall be true and accurate and agrees to indemnify TEI and each of the Members from any and all damages, costs and expenses resulting from the filing of inaccurate or incomplete information or forms relating to such withholding taxes.

                     ARTICLE VI: DISSOLUTION AND LIQUIDATION

6.1 DISSOLUTION

TEI shall be dissolved:

(1) upon the affirmative vote to dissolve TEI by the Board;

(2) upon the failure of Members to elect a successor Manager at a meeting called by Glenwood in accordance with Section 2.6(c) hereof when no Manager remains to continue the business of TEI;

(3) upon the expiration of any two year period that commences on the date on which any Member has submitted, in accordance with the procedure specified in
Section 4.4(e) hereof, a written notice to TEI requesting the repurchase of all of such Member's Units by TEI, if such Units have not been repurchased by TEI; or

(4) as required by operation of law.

Dissolution of TEI shall be effective on the later of the day on which the event giving rise to the dissolution shall occur or the conclusion of any applicable 60-day period during which the Board and Members may elect to continue the business of TEI as provided above, but TEI shall not terminate until the assets of TEI have been liquidated in accordance with Section 6.2 hereof and the Certificate has been canceled.

6.2 LIQUIDATION OF ASSETS

(a) Upon the dissolution of TEI as provided in Section 6.1 hereof, the Board shall promptly appoint Glenwood as the liquidator and Glenwood shall liquidate the business and administrative affairs of TEI, except that if the Board does not appoint Glenwood as the liquidator or Glenwood is unable to perform this function, a liquidator elected by Members holding a majority of the total number of votes eligible to be cast by all Members shall promptly liquidate the business and administrative affairs of TEI. Net Profit and Net Loss during the period of liquidation shall be allocated pursuant to Section 5.4 hereof. The proceeds from liquidation (after establishment of appropriate reserves for contingencies in such amount as the Board or liquidator shall deem appropriate in its sole discretion as applicable) shall be distributed in the following manner:

     (1) the debts of TEI, other than debts, liabilities or obligations to Members, and the expenses of liquidation (including legal and accounting expenses incurred in connection therewith), up to and including the date that distribution of TEI's assets to the Members has been completed, shall first be paid on a PRO RATA basis;

     (2) such debts, liabilities, or obligations as are owing to the Members shall next be paid in their order of seniority and on a PRO RATA basis; and

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-17

     (3) the Members shall next be paid on a pro rata basis the positive balances of their respective Capital Accounts after giving effect to all allocations to be made to such Members' Capital Accounts for the Fiscal Period ending on the date of the distributions under this Section 6.2(a)(3).

(b) Anything in this Section 6.2 to the contrary notwithstanding, upon dissolution of TEI, the Board or other liquidator may distribute ratably in kind any assets of TEI; provided, however, that if any in-kind distribution is to be made (I) the assets distributed in kind shall be valued pursuant to Section 7.3 hereof as of the actual date of their distribution and charged as so valued and distributed against amounts to be paid under Section 6.2(a) above, and (ii) any profit or loss attributable to property distributed in-kind shall be included in the Net Profit or Net Loss for the Fiscal Period ending on the date of such distribution.

           ARTICLE VII: ACCOUNTING, VALUATIONS, AND BOOKS AND RECORDS

7.1 ACCOUNTING AND REPORTS

(a) TEI shall adopt for tax accounting purposes any accounting method that the Board shall decide in its sole discretion is in the best interests of TEI. TEI's accounts shall be maintained in U.S. currency.

(b) After the end of each taxable year, TEI shall furnish to each Member such information regarding the operation of TEI and such Member's Units as is necessary for Members to complete federal, state, and local income tax or information returns and any other tax information required by federal, state, or local law.

(c) Except as otherwise required by the 1940 Act, or as may otherwise be permitted by rule, regulation, or order, within 60 days after the close of the period for which a report required under this Section 7.1(c) is being made, TEI shall furnish to each Member a semi-annual report and an annual report containing the information required by such Act. TEI shall cause financial statements contained in each annual report furnished hereunder to be accompanied by a certificate of independent public accountants based upon an audit performed in accordance with generally accepted accounting principles. TEI may furnish to each Member such other periodic reports as it deems necessary or appropriate in its discretion.

7.2 DETERMINATIONS BY THE BOARD OF MANAGERS

(a) All matters concerning the determination and allocation among the Members of the amounts to be determined and allocated pursuant to Article V hereof, including any taxes thereon and accounting procedures applicable thereto, shall be determined by the Board unless specifically and expressly otherwise provided for by the provisions of this Agreement or required by law, and such determinations and allocations shall be final and binding on all the Members.

(b) The Board may make such adjustments to the computation of Net Profit or Net Loss or any components comprising any of the foregoing as it considers appropriate to reflect fairly and accurately the financial results of TEI and the intended allocation thereof among the Members.

7.3 VALUATION OF ASSETS

(a) Except as may be required by the 1940 Act, the Board shall value or have valued any Securities or other assets and liabilities of TEI as of the close of business on the last day of each Fiscal Period in accordance with such valuation procedures as shall be established from time to time by the Board and which conform to the requirements of the 1940 Act. In determining the value of the assets of TEI, no value shall be placed on the goodwill or name of TEI, or the office records, files, statistical data, or any similar intangible assets of TEI not normally reflected in TEI's accounting records, but there shall be taken into consideration any items of income earned but not received, expenses incurred but not yet paid, liabilities, fixed or contingent, and any other prepaid expenses to the extent not otherwise reflected in the books of account, and the value of options or commitments to purchase or sell Securities or commodities pursuant to agreements entered into prior to such valuation date.

(b) TEI will value interests in Investment Funds at their "fair value," as determined in good faith by the Board, which value ordinarily will be the value of an interest in an Investment Fund determined by the Investment Manager of the Investment Fund in accordance with the policies established by the Investment Fund, absent information indicating that such value does not represent the fair value of the interest. (c) The value of Securities and other assets of TEI and the net worth of TEI as a whole determined pursuant to this Section 7.3 shall be conclusive and binding on all of the Members and all parties claiming through or under them.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-18

                     ARTICLE VIII: MISCELLANEOUS PROVISIONS

8.1 AMENDMENT OF LIMITED LIABILITY COMPANY AGREEMENT

(a) Except as otherwise provided in this Section 8.1, this Agreement may be amended, in whole or in part, with: (i) the approval of the Board (including the vote of a majority of the Independent Managers, if required by the 1940 Act) and
(ii) if required by the 1940 Act, the approval of the Members by such vote as is required by the 1940 Act.

(b) Any amendment that would:

     (1) increase the obligation of a Member to make any contribution to the capital of TEI; or

     (2)reduce the Capital Account of a Member;

may be made only if (i) the written consent of each Member adversely affected thereby is obtained prior to the effectiveness thereof or (ii) such amendment does not become effective until (A) each Member has received written notice of such amendment and (B) any Member objecting to such amendment has been afforded a reasonable opportunity (pursuant to such procedures as may be prescribed by the Board) to tender all of its Units for repurchase by TEI.

(c) The power of the Board to amend this Agreement at any time without the consent of the other Members as set forth in paragraph (a) of this Section 8.1 shall specifically include the power to:

     (1) restate this Agreement together with any amendments hereto that have been duly adopted in accordance herewith to incorporate such amendments in a single, integrated document;

     (2) amend this Agreement (other than with respect to the matters set forth in Section 8.1(a) hereof) to effect compliance with any applicable law or regulation or to cure any ambiguity or to correct or supplement any provision hereof that may be inconsistent with any other provision hereof; and

     (3) amend this Agreement to make such changes as may be necessary or advisable to ensure that TEI will not be treated as an association or a publicly traded partnership taxable as a corporation as defined in Section 7704(b) of the Code.

(d) The Board shall cause written notice to be given of any amendment to this Agreement (other than any amendment of the type contemplated by clause (1) of Section 8.1(c) hereof) to each Member, which notice shall set forth (i) the text of the amendment or (ii) a summary thereof and a statement that the text thereof will be furnished to any Member upon request.

8.2 SPECIAL POWER OF ATTORNEY

(a) Each Member hereby irrevocably makes, constitutes and appoints each Manager, acting severally, and any liquidator of TEI's assets appointed pursuant to
Section 6.2 hereof with full power of substitution, the true and lawful representatives and attorneys-in-fact of, and in the name, place and stead of, such Member, with the power from time to time to make, execute, sign, acknowledge, swear to, verify, deliver, record, file, and/or publish:

     (1) any amendment to this Agreement that complies with the provisions of this Agreement (including the provisions of Section 8.1 hereof);

     (2) any amendment to the Certificate required because this Agreement is amended, including, without limitation, an amendment to effectuate any change in the membership of TEI; and

     (3) all such other instruments, documents, and certificates that, in the opinion of legal counsel to TEI, may from time to time be required by the laws of the United States of America, the State of Delaware or any other jurisdiction in which TEI shall determine to do business, or any political subdivision or agency thereof, or that such legal counsel may deem necessary or appropriate to effectuate, implement, and continue the valid existence and business of TEI as a limited liability company under the Delaware Act.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-19

(b) Each Member is aware that the terms of this Agreement permit certain amendments to this Agreement to be effected and certain other actions to be taken or omitted by or with respect to TEI without such Member's consent. If an amendment to the Certificate or this Agreement or any action by or with respect to TEI is taken in the manner contemplated by this Agreement, each Member agrees that, notwithstanding any objection that such Member may assert with respect to such action, the attorneys-in-fact appointed hereby are authorized and empowered, with full power of substitution, to exercise the authority granted above in any manner that may be necessary or appropriate to permit such amendment to be made or action lawfully taken or omitted. Each Member is fully aware that each Member will rely on the effectiveness of this special power-of-attorney with a view to the orderly administration of the affairs of TEI.

(c) This power-of-attorney is a special power-of-attorney and is coupled with an interest in favor of each of the Managers and as such:

     (1) shall be irrevocable and continue in full force and effect notwithstanding the subsequent death or incapacity of any party granting this power-of-attorney, regardless of whether TEI or Board shall have had notice thereof; and

     (2) shall survive the delivery of a Transfer by a Member of such Member's Units, except that where the transferee thereof has been approved by the Board for admission to TEI as a substituted Member, this power-of-attorney given by the transferor shall survive the delivery of such assignment for the sole purpose of enabling the Board to execute, acknowledge, and file any instrument necessary to effect such substitution.

8.3 NOTICES

Except as otherwise set forth in this Agreement, notices that may or are required to be provided under this Agreement shall be made, if to a Member, by regular mail, or if to TEI or the Board, by hand delivery, registered, or certified mail return receipt requested, commercial courier service, telex, or telecopier, and shall be addressed to the respective parties hereto at their addresses as set forth in the books and records of TEI. Notices shall be deemed to have been provided when delivered by hand, on the date indicated as the date of receipt on a return receipt or when received if sent by regular mail, commercial courier service, telex, or telecopier. A document that is not a notice and that is required to be provided under this Agreement by any party to another party may be delivered by any reasonable means.

8.4 AGREEMENT BINDING UPON SUCCESSORS AND ASSIGNS

This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors, assigns, executors, trustees, or other legal representatives, but the rights and obligations of the parties hereunder may not be Transferred or delegated except as provided in this Agreement and any attempted Transfer or delegation thereof that is not made pursuant to the terms of this Agreement shall be void.

8.5 APPLICABILITY OF 1940 ACT AND FORM N-2

The parties hereto acknowledge that this Agreement is not intended to, and does not, set forth the substantive provisions contained in the 1940 Act and the Form N-2 that affect numerous aspects of the conduct of TEI's business and of the rights, privileges, and obligations of the Members. Each provision of this Agreement shall be subject to and interpreted in a manner consistent with the applicable provisions of the 1940 Act and the Form N-2.

8.6 CHOICE OF LAW

Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed under the laws of the State of Delaware, including the Delaware Act without regard to the conflict of law principles of such State.

8.7 NOT FOR BENEFIT OF CREDITORS

The provisions of this Agreement are intended only for the regulation of relations among past, present and future Members, Managers, and TEI. This Agreement is not intended for the benefit of non-Member creditors and no rights are granted to non-Member creditors under this Agreement.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-20

8.8 CONSENTS

Any and all consents, agreements, or approvals provided for or permitted by this Agreement shall be in writing and a signed copy thereof shall be filed and kept with the books of TEI.

8.9 MERGER AND CONSOLIDATION

(a) TEI may merge or consolidate with or into one or more limited liability companies or other business entities pursuant to an agreement of merger or consolidation that has been approved by the Board in the manner contemplated by
Section 18-209(b) of the Delaware Act or may sell, lease or exchange all or substantially all of TEI property, including its good will, upon such terms and conditions and for such consideration when and as authorized by the Board.

(b) Notwithstanding anything to the contrary contained elsewhere in this Agreement, an agreement of merger or consolidation approved by the Board in accordance with Section 18-209(b) of the Delaware Act may, to the extent permitted by Section 18-209(f) of the Delaware Act, (i) effect any amendment to this Agreement, (ii) effect the adoption of a new limited liability company agreement for TEI if it is the surviving or resulting limited liability company in the merger or consolidation, or (iii) provide that the limited liability company agreement of any other constituent limited liability company to the merger or consolidation (including a limited liability company formed for the purpose of consummating the merger or consolidation) shall be the limited liability company agreement of the surviving or resulting limited liability company.

8.10 PRONOUNS

All pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, or plural, as the identity of the person or persons, firm, or corporation may require in the context thereof.

8.11 CONFIDENTIALITY

(a) A Member may obtain from TEI such information regarding the affairs of TEI as is just and reasonable under the Delaware Act, subject to reasonable standards (including standards governing what information and documents are to be furnished, at what time and location and at whose expense) established by the Board.

(b) Each Member covenants that, except as required by applicable law or any regulatory body, it will not divulge, furnish, or make accessible to any other person the name and/or address (whether business, residence, or mailing) of any Member (collectively, "Confidential Information") without the prior written consent of the Board, which consent may be withheld in its sole discretion.

(c) Each Member recognizes that in the event that this Section 8.11 is breached by any Member or any of its principals, partners, members, directors, officers, employees, or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees, or agents, irreparable injury may result to the non-breaching Members and TEI. Accordingly, in addition to any and all other remedies at law or in equity to which the non-breaching Members and TEI may be entitled, such Members shall also have the right to obtain equitable relief, including, without limitation, injunctive relief, to prevent any disclosure of Confidential Information, plus reasonable attorneys' fees and other litigation expenses incurred in connection therewith. In the event that any non-breaching Member or TEI determines that any of the other Members or any of its principals, partners, members, directors, officers, employees, or agents or any of its Affiliates, including any of such Affiliates' principals, partners, members, directors, officers, employees, or agents should be enjoined from or required to take any action to prevent the disclosure of Confidential Information, each of the other non-breaching Members agrees to pursue in a court of appropriate jurisdiction such injunctive relief.

8.12 CERTIFICATION OF NON-FOREIGN STATUS

Each Member or transferee of Units from a Member shall certify, upon admission to TEI and at such other times thereafter as the Board may request, whether such Member is a "United States Person" within the meaning of Section 7701(a)(30) of the Code on forms to be provided by TEI, and shall notify TEI within 60 days of any change in such Member's status.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-21

8.13 SEVERABILITY

If any provision of this Agreement is determined by a court of competent jurisdiction not to be enforceable in the manner set forth in this Agreement, each Member agrees that it is the intention of the Members that such provision should be enforceable to the maximum extent possible under applicable law. If any provisions of this Agreement are held to be invalid or unenforceable, such invalidation or unenforceability shall not affect the validity or enforceability of any other provision of this Agreement (or portion thereof).

8.14 FILING OF RETURNS

The Board or its designated agent shall prepare and file, or cause the accountants of TEI to prepare and file, a Federal information tax return in compliance with Section 6031 of the Code and any required state and local income tax and information returns for each tax year of TEI.

8.15 TAX MATTERS PARTNER

(a) A Manager who is a Member shall be designated on TEI's annual Federal income tax return, and have full powers and responsibilities, as the Tax Matters Partner of TEI for purposes of Section 6231(a)(7) of the Code. Glenwood shall be the initial Tax Matters Partner of TEI. In the event that no Manager is a Member, a Member shall be so designated. Should any Member be designated as the Tax Matters Partner for TEI pursuant to Section 6231(a)(7) of the Code, it shall, and each Member hereby does, to the fullest extent permitted by law, delegate to a Manager selected by the Board all of its rights, powers, and authority to act as such Tax Matters Partner and hereby constitutes and appoints such Manager as its true and lawful attorney-in-fact, with power to act in its name and on its behalf, including the power to act through such agents or attorneys as it shall elect or appoint, to receive notices, to make, execute and deliver, swear to, acknowledge, and file any and all reports, responses, and notices, and to do any and all things required or advisable, in the Manager's judgment, to be done by such a Tax Matters Partner. Any Member designated as the Tax Matters Partner for TEI under Section 6231(a)(7) of the Code shall be indemnified and held harmless by TEI from any and all liabilities and obligations that arise from or by reason of such designation.

(b) Each person (for purposes of this Section 8.15, called a "Pass-Thru Member") that holds or controls an interest as a Member on behalf of, or for the benefit of, another person or persons, or which Pass-Thru Member is beneficially owned (directly or indirectly) by another person or persons, shall, within 30 days following receipt from the Tax Matters Partner of any notice, demand, request for information or similar document, convey such notice or other document in writing to all holders of beneficial interests in TEI holding such interests through such Pass-Thru Member. In the event TEI shall be the subject of an income tax audit by any Federal, state, or local authority, to the extent TEI is treated as an entity for purposes of such audit, including administrative settlement and judicial review, the Tax Matters Partner shall be authorized to act for, and its decision shall be final and binding upon, TEI and each Member thereof. All expenses incurred in connection with any such audit, investigation, settlement, or review shall be borne by TEI.

8.16 SECTION 754 ELECTION

In the event of a distribution of TEI's property to a Member or an assignment or other transfer (including by reason of death) of Units of a Member in TEI, at the request of a Member, the Board, in its discretion, may cause TEI to elect, pursuant to Section 754 of the Code, or the corresponding provision of subsequent law, to adjust the basis of TEI's property as provided by Sections 734 and 743 of the Code.

8.17 USE OF NAMES "MAN," "GLENWOOD," "MAN-GLENWOOD" "LEXINGTON" AND "TEI"

Man Investments Inc. ("Man") and Glenwood each hereby grants to TEI a royalty-free, non-exclusive license to use the names "Man," "Glenwood," "Man-Glenwood," "Lexington" and "TEI" respectively, in the name of TEI. Such license may, at such time as neither Glenwood nor an Affiliate of Glenwood shall serve as an investment adviser to TEI of Man-Glenwood Lexington Portfolio Associates, LLC, or upon termination of this Agreement, be terminated by Man and Glenwood, respectively, in which event TEI shall promptly take whatever action may be necessary to change its name and discontinue any further use of the name "Man," "Glenwood," "Man-Glenwood," "Lexington" and "TEI" as the case may be, in the name of TEI or otherwise. The names "Man," "Glenwood," "Man-Glenwood," "Lexington" and "TEI" may be used or licensed by Man or Glenwood, respectively, in connection with any of its activities, or licensed by Man or Glenwood, respectively, to any other party.

                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-22

EACH OF THE UNDERSIGNED ACKNOWLEDGES HAVING READ THIS AGREEMENT IN ITS ENTIRETY BEFORE SIGNING, INCLUDING THE CONFIDENTIALITY CLAUSE SET FORTH IN SECTION 8.11.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

                                           MANAGER:

                                           -----------------------
                                           John Kelly

                                           INITIAL MEMBER:

                                           GLENWOOD CAPITAL INVESTMENTS, L.L.C.

                                           By:
                                           Name:
                                           Title:

MEMBERS:

Each person who shall sign an investor application or certification and who shall be accepted by the Board to TEI as a Member.





                                      Man-Glenwood Lexington TEI, LLC Prospectus
                                                                       Page C-23

                         MAN-GLENWOOD LEXINGTON TEI, LLC


                  UNITS OF LIMITED LIABILITY COMPANY INTERESTS


                                   PROSPECTUS

                              [_____________, 2008]


                              MAN INVESTMENTS INC.

    THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS INCOMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION
    STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE.
     THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING OFFERS TO BUY THESE SECURITIES, IN ANY
                STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                       STATEMENT OF ADDITIONAL INFORMATION

                              [_____________, 2008]

                         MAN-GLENWOOD LEXINGTON TEI, LLC
                         123 N. WACKER DRIVE, 28TH FLOOR
                             CHICAGO, ILLINOIS 60606

Registrant's Telephone Number, including Area Code:  (800) 838-0232

This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the Prospectus of Man-Glenwood Lexington TEI, LLC ("TEI"), dated [_____________, 2008]. A copy of the Prospectus may be obtained by contacting TEI at the telephone number or address set forth above.

                                TABLE OF CONTENTS

INVESTMENT POLICIES AND PRACTICES......................................    1
  Fundamental Policies.................................................    1
  Certain Portfolio Securities and Other Operating Policies............    2
REPURCHASES, MANDATORY REPURCHASES, AND TRANSFERS OF UNITS.............    8
  Repurchase Offers....................................................    8
  Mandatory Repurchases................................................    8
  Transfers of Units...................................................    9
BOARD OF MANAGERS......................................................    9
OFFSHORE FUND..........................................................   12
INVESTMENT ADVISORY SERVICES...........................................   12
PORTFOLIO MANAGERS.....................................................   13
TEI, OFFSHORE FUND AND PORTFOLIO COMPANY EXPENSES......................   14
CODES OF ETHICS........................................................   16
VOTING OF PROXIES......................................................   16
PARTICIPATION IN INVESTMENT OPPORTUNITIES..............................   17
OTHER MATTERS..........................................................   18
TAX ASPECTS............................................................   19
  Tax Treatment of Fund Operations.....................................   20
  Tax Consequences to a Withdrawing Member.............................   25
  Tax Treatment of Portfolio Investments...............................   26
  Unrelated Business Taxable Income....................................   29
  Certain Issues Pertaining to Specific Exempt Organizations...........   30
  State and Local Taxation.............................................   31
ERISA CONSIDERATIONS...................................................   32
BROKERAGE..............................................................   33
VALUATION OF ASSETS....................................................   33
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL........   35
CUSTODIAN..............................................................   35
RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS.......................   35
SUMMARY OF LLC AGREEMENT...............................................   36
FUND ADVERTISING AND SALES MATERIAL....................................   38
FINANCIAL STATEMENTS...................................................   38

APPENDIX A: WAIVERS OF SALES LOAD......................................  A-1
APPENDIX B: SUMMARY OF TERMS OF PORTFOLIO COMPANY BORROWING............  B-1

                        INVESTMENT POLICIES AND PRACTICES

The investment objective and principal investment strategies of Man-Glenwood Lexington TEI, LLC ("TEI"), Man-Glenwood Lexington TEI, LDC (the "Offshore Fund") and Man-Glenwood Lexington Associates Portfolio, LLC (the "Portfolio Company"), as well as the principal risks associated with the Portfolio Company's investment strategies, are set forth in TEI's prospectus (the "Prospectus"). Certain additional investment information is set forth below. TEI invests substantially all of its investable assets in the Offshore Fund, which in turn invests all or substantially all of its investable assets in the Portfolio Company, as set forth in the Prospectus. Because the Offshore Fund is a pass-through entity and has no investment discretion of its own, discussion herein relating to the investment policies, practices, risks and operations of TEI and the Portfolio Company should be read to include information regarding the Offshore Fund.

FUNDAMENTAL POLICIES

TEI's stated fundamental policies, which may only be changed by the affirmative vote of a majority of the outstanding voting securities of TEI (the "Units"), are listed below. The Offshore Fund and the Portfolio Company have substantially the same fundamental investment restrictions as TEI; such restrictions cannot be changed without the approval of the Board of Managers of TEI (each individually a "Manager" and collectively the "Board") in the case of the Offshore Fund, and a majority of the outstanding voting securities of the Portfolio Company, in the case of the Portfolio Company. Within the limits of these fundamental policies, TEI's management has reserved freedom of action. As defined by the Investment Company Act of 1940, as amended (the "1940 Act"), the vote of a "majority of the outstanding voting securities of TEI" means the vote, at an annual or special meeting of security holders duly called, (a) of 67% or more of the voting securities present at such meeting, if the holders of more than 50% of the outstanding voting securities of TEI are present or represented by proxy; or (b) of more than 50% of the outstanding voting securities of TEI, whichever is less. TEI will not concentrate (i.e., invest more than 25% of its total assets) in a particular industry or group of industries. TEI may not, except to the extent permitted by the 1940 Act, the rules and regulations thereunder, or interpretations, orders, or other guidance provided by the Securities and Exchange Commission (the "SEC") or its staff:

     1. borrow money;

     2. issue senior securities;

     3. underwrite securities issued by other persons;

     4. purchase or sell real estate and real estate mortgage loans;

     5. purchase or sell commodities or commodity contracts including futures contracts; and

     6. make loans to other persons.

With respect to these investment restrictions and other policies described in this SAI or the Prospectus (except TEI's fundamental policies on borrowings and the issuance of senior securities), if a percentage restriction is adhered to at the time of an investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of TEI's total assets, unless otherwise stated, will not constitute a violation of such restriction or policy. TEI's investment policies and restrictions do not apply to the activities and transactions of Hedge Funds in which assets of TEI are invested through the Offshore Fund and the Portfolio Company, but do apply to investments made by TEI directly (or any account consisting solely of TEI assets).

TEI's and the Offshore Fund's investment objective is non-fundamental and may be changed by the Board.

                                             Man-Glenwood Lexington TEI, LLC SAI

CERTAIN PORTFOLIO SECURITIES AND OTHER OPERATING POLICIES

As discussed in the Prospectus, the Portfolio Company will invest by allocating capital among a number of independent investment managers ("Hedge Fund Managers") through pooled vehicles such as limited liability companies and limited partnerships (collectively, the "Hedge Funds") who employ diverse investment strategies. The Portfolio Company also may make certain direct investments, which are described below. Additional information regarding the types of securities and financial instruments in which Hedge Fund Managers may invest the assets of Hedge Funds, and certain of the investment techniques that may be used by Hedge Fund Managers, are set forth below.

EQUITY SECURITIES. The investment portfolios of Hedge Funds may include long and short positions in common stocks, preferred stocks and convertible securities of U.S. and foreign issuers. The value of equity securities depends on business, economic and other factors affecting those issuers. Equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and such fluctuations can be pronounced.

Hedge Funds may generally invest in equity securities without restriction. These investments may include securities issued by companies having relatively small market capitalization, including "micro cap" companies. The prices of the securities of smaller companies may be subject to more abrupt or erratic market movements than larger, more established companies, because these securities typically are traded in lower volume and the issuers typically are more subject to changes in earnings and prospects. These securities are also subject to other risks that are less prominent in the case of the securities of larger companies.

FIXED-INCOME SECURITIES. Hedge Funds may invest in both investment grade and non-investment grade fixed-income securities. A Hedge Fund Manager may invest in these securities when their yield and potential for capital appreciation are considered sufficiently attractive and also may invest in these securities for defensive purposes and to maintain liquidity. Fixed-income securities include bonds, notes and debentures issued by U.S. and foreign corporations and governments. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Fixed-income securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to the risk of price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness or financial condition of the issuer and general market liquidity (i.e., market risk). Certain portfolio securities, such as those with interest rates that fluctuate directly or indirectly based on multiples of a stated index, are designed to be highly sensitive to changes in interest rates and can subject the holders thereof to significant reductions of yield and possible loss of principal.

Hedge Funds may invest in both investment grade and non-investment grade debt securities (commonly referred to as "junk bonds"). Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization (a "Rating Agency") in one of the four highest rating categories or, if not rated by any Rating Agency, have been determined by a Hedge Fund Manager to be of comparable quality.

A Hedge Fund's investments in non-investment grade debt securities, including convertible debt securities, are considered by the Rating Agencies to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade securities to make principal and interest payments than is the case for higher grade securities. In addition, the market for lower grade securities may be thinner and less liquid than the market for higher-grade securities.

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                          Page 2

NON-U.S. SECURITIES. Hedge Funds may invest in equity and fixed-income securities of non-U.S. issuers and in depositary receipts, such as American Depositary Receipts ("ADRs"), that represent indirect interests in securities of non-U.S. issuers. Non-U.S. securities in which Hedge Funds may invest may be listed on non-U.S. securities exchanges or traded in non-U.S. over-the-counter markets or may be purchased in private placements and not be publicly traded. Investments in non-U.S. securities are affected by risk factors generally not thought to be present in the U.S. These factors are listed in the Prospectus under "Risk Factors Relating to Types of Investments and Related Risks - Non-U.S. Investments."

As a general matter, Hedge Funds are not required to hedge against non-U.S. currency risks, including the risk of changing currency exchange rates, which could reduce the value of non-U.S. currency denominated portfolio securities irrespective of the underlying investment. However, from time to time, a Hedge Fund may enter into forward currency exchange contracts ("forward contracts") for hedging purposes and non-hedging purposes to pursue its investment objective. Forward contracts are transactions involving the Hedge Fund's obligation to purchase or sell a specific currency at a future date at a specified price. Forward contracts may be used by the Hedge Fund for hedging purposes to protect against uncertainty in the level of future non-U.S. currency exchange rates, such as when the Hedge Fund anticipates purchasing or selling a non-U.S. security. This technique would allow the Hedge Fund to "lock in" the U.S. dollar price of the security. Forward contracts also may be used to attempt to protect the value of the Hedge Fund's existing holdings of non-U.S. securities. There may be, however, imperfect correlation between the Hedge Fund's non-U.S. securities holdings and the forward contracts entered into with respect to such holdings. Forward contracts also may be used for non-hedging purposes to pursue a Hedge Fund's investment objective, such as when a Hedge Fund Manager anticipates that particular non-U.S. currencies will appreciate or depreciate in value, even though securities denominated in such currencies are not then held in Hedge Fund's investment portfolio.

ADRs involve substantially the same risks as investing directly in securities of non-U.S. issuers, as discussed above. ADRs are receipts typically issued by a U.S. bank or trust company that show evidence of underlying securities issued by a non-U.S. corporation. Issuers of unsponsored depositary receipts are not obligated to disclose material information in the United States, and therefore, there may be less information available regarding such issuers.

MONEY MARKET INSTRUMENTS. The Portfolio Company and Hedge Funds may invest during periods of adverse market or economic conditions for defensive purposes some or all of their assets in high quality money market instruments and other short-term obligations, money market mutual funds or repurchase agreements with banks or broker-dealers or may hold cash or cash equivalents in such amounts as the Adviser or Hedge Fund Managers deem appropriate under the circumstances. The Portfolio Company or Hedge Funds also may invest in these instruments for liquidity purposes pending allocation of their respective offering proceeds and other circumstances. Money market instruments are high quality, short-term fixed-income obligations, which generally have remaining maturities of one year or less, and may include U.S. Government Securities, commercial paper, certificates of deposit and bankers' acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation, and repurchase agreements.

REPURCHASE AGREEMENTS. Repurchase agreements are agreements under which the Portfolio Company or a Hedge Fund purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Company at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent or otherwise fails to repurchase the securities, the Portfolio Company or Hedge Fund would have the right to sell the securities. This right, however, may be restricted, or the value of the securities may decline before the securities can be liquidated. In the event of the commencement of bankruptcy or

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                          Page 3
insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Portfolio Company or Hedge Fund might encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. Repurchase agreements that are subject to foreign law may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law and they therefore may involve greater risks. The Portfolio Company has adopted specific policies designed to minimize certain of the risks of loss from its use of repurchase agreements.

REVERSE REPURCHASE AGREEMENTS. Reverse repurchase agreements involve the sale of a security by the Portfolio Company or a Hedge Fund to a bank or securities dealer and the simultaneous agreement to repurchase the security for a fixed price, reflecting a market rate of interest, on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Portfolio Company or a Hedge Fund. Reverse repurchase agreements are a form of leverage, which also may increase the volatility of a Hedge Fund's investment portfolio.

SPECIAL INVESTMENT TECHNIQUES. Hedge Funds may use a variety of special investment techniques as more fully discussed below to hedge a portion of their investment portfolios against various risks or other factors that generally affect the values of securities. They may also use these techniques for non-hedging purposes in pursuing their investment objectives. These techniques may involve the use of derivative transactions. The techniques Hedge Funds may employ may change over time as new instruments and techniques are introduced or as a result of regulatory developments. Certain of the special investment techniques that Hedge Funds may use are speculative and involve a high degree of risk, particularly when used for non-hedging purposes. It is possible that any hedging transaction may not perform as anticipated and that a Hedge Fund may suffer losses as a result of its hedging activities.

DERIVATIVES. Hedge Funds may engage in transactions involving options, futures and other derivative financial instruments. Derivatives can be volatile and involve various types and degrees of risk, depending upon the characteristics of the particular derivative and the Hedge Fund as a whole. Derivatives permit Hedge Funds to increase or decrease the level of risk, or change the character of the risk, to which their portfolios are exposed in much the same way as they can increase or decrease the level of risk, or change the character of the risk, of their portfolios by making investments in specific securities. Derivatives may entail investment exposures that are greater than their cost would suggest, meaning that a small investment in derivatives could have a large potential impact on a Hedge Fund's performance.

If a Hedge Fund invests in derivatives at inopportune times or judges market conditions incorrectly, such investments may lower the Hedge Fund's return or result in a loss. A Hedge Fund also could experience losses if its derivatives were poorly correlated with its other investments, or if the Hedge Fund were unable to liquidate its position because of an illiquid secondary market. The market for many derivatives is, or suddenly can become, illiquid. Changes in liquidity may result in significant, rapid and unpredictable changes in the prices for derivatives.

OPTIONS AND FUTURES. The Portfolio Company may utilize options and futures contracts for hedging purposes, including currency hedging. The Hedge Funds may utilize options and futures contracts generally. Hedge funds also may use so-called "synthetic" options (notional principal contracts with characteristics of an over-the-counter option) or other derivative instruments written by broker-dealers or other permissible financial intermediaries. Such transactions may be effected on securities exchanges, in the over-the-counter market, or negotiated directly with counterparties. When such transactions are purchased over-the-counter or negotiated directly with counterparties, a Hedge Fund bears the risk that the counterparty will be unable or unwilling to perform its obligations under the option contract. Such transactions may also be illiquid and, in such cases, a Hedge Fund may have difficulty closing out its position. Over-the-counter options and synthetic transactions purchased and sold by Hedge Funds may include options on baskets of specific securities.

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                          Page 4

The Hedge Funds may purchase call and put options on specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue their investment objectives. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option. A covered call option is a call option with respect to which a Hedge Fund owns the underlying security. The sale of such an option exposes a Hedge Fund during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option is a put option with respect to which cash or liquid securities have been placed in a segregated account on a Hedge Fund's books. The sale of such an option exposes the seller during the term of the option to a decline in price of the underlying security while also depriving the seller of the opportunity to invest the segregated assets. Options sold by the Hedge Funds need not be covered.

A Hedge Fund may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Hedge Fund will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, a Hedge Fund would ordinarily effect a similar "closing sale transaction," which involves liquidating a position by selling the option previously purchased, although the Hedge Fund could exercise the option should it deem it advantageous to do so.

Synthetic options transactions involve the use of two financial instruments that, together, have the economic effect of an options transaction. The risks of synthetic options are generally similar to the risks of actual options, with the addition of increased market risk, liquidity risk, counterparty credit risk, legal risk and operations risk.

The Portfolio Company may purchase put options and put spreads for purposes of hedging certain Hedge Fund investments and strategies, and also may utilize currency options to hedge certain Hedge Fund investments (or certain investment techniques used by Hedge Fund Managers). A put spread is a transaction where the Portfolio Company simultaneously purchases and sells a put option having the same underlying asset, quantity and expiration date, where the sale of the put has a lower strike price. Such strategies limit risk to the Portfolio Company related to certain Hedge Funds and/or Hedge Fund strategies, but also may reduce potential returns. It is not currently expected that such options use would exceed 5% of the Portfolio Company's assets.

In the absence of an exemption for the Portfolio Company, the use by Hedge Funds of derivatives that are subject to regulation by the Commodity Futures Trading Commission (the "CFTC") could cause TEI to be a commodity pool, which would require the Portfolio Company to comply with certain rules of the CFTC. However, the Portfolio Company has claimed an exclusion from the definition of a Commodity Pool Operator ("CPO") under the Commodity Exchange Act, and therefore is not subject to regulation or registration as a CPO.

Hedge Funds may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States. Foreign markets may offer advantages such as trading opportunities or arbitrage possibilities not available in the United States. Foreign markets, however, may have greater risk potential than domestic markets. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that might be realized in trading could be eliminated by adverse changes in the exchange rate, or a loss could be incurred as a result of those changes. Transactions on foreign exchanges may include both commodities which are traded on domestic exchanges and those which are not. Unlike trading on domestic commodity exchanges, trading on foreign commodity exchanges is not regulated by the CFTC.

Engaging in these transactions involves risk of loss, which could adversely affect the value of TEI's net assets. No assurance can be given that a liquid market will exist for any particular futures contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                          Page 5
limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the Portfolio Company or a Hedge Fund to substantial losses.

Successful use of futures also is subject to the ability of the Portfolio Company or a Hedge Fund to correctly predict movements in the direction of the relevant market, and, to the extent the transaction is entered into for hedging purposes, to ascertain the appropriate correlation between the transaction being hedged and the price movements of the futures contract.

Some or all of the Hedge Funds may purchase and sell stock index futures contracts and single stock futures contracts. A stock index future obligates a Hedge Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the index based on the stock prices of the securities that comprise it at the opening of trading in those securities on the next business day. A single stock future obligates a Hedge Fund to pay or receive an amount of cash equal to a fixed dollar amount specified in the futures contract multiplied by the difference between the settlement price of the contract on the contract's last trading day and the value of the stock at the opening of trading on the next business day.

Some or all of the Hedge Funds may purchase and sell interest rate futures contracts. An interest rate future represents an obligation to purchase or sell an amount of a specific debt security at a future date at a specific price.

Some or all of the Hedge Funds may purchase and sell currency futures. A currency future creates an obligation to purchase or sell an amount of a specific currency at a future date at a specific price.

OPTIONS ON SECURITIES INDEXES. Some or all of the Hedge Funds may purchase and sell call and put options on stock indexes listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue their investment objectives. A stock index fluctuates with changes in the market values of the stocks included in the index. Accordingly, successful use by a Hedge Fund of options on stock indexes will be subject to the Hedge Fund's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

WARRANTS AND RIGHTS. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, warrants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the values of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

SWAP AGREEMENTS. The Hedge Funds may enter into equity, interest rate, index and currency rate swap agreements on behalf of Hedge Funds. These transactions are entered into in an attempt to obtain a particular return when it is considered desirable to do so, possibly at a lower cost than if an investment was made directly in the asset that yielded the desired return. Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or "swapped" between the parties are generally calculated with respect to a "notional amount," i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency, or in a "basket" of securities representing a particular

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                          Page 6
index. Forms of swap agreements include interest rate caps, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates exceed a specified rate or "cap"; interest rate floors, under which, in return for a premium, one party agrees to make payments to the other to the extent interest rates fall below a specified level or "floor"; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels.

Most swap agreements entered into by a Hedge Fund would require the calculation of the obligations of the parties to the agreements on a "net basis." Consequently, a Hedge Fund's current obligations (or rights) under a swap agreement generally will be equal only to the net amount to be paid or received under the agreement based on the relative values of the positions held by each party to the agreement (the "net amount"). The risk of loss with respect to swaps is limited to the net amount of interest payments that a party is contractually obligated to make. If the other party to a swap defaults, a Hedge Fund's risk of loss consists of the net amount of payments that it contractually is entitled to receive.

To achieve investment returns equivalent to those achieved by a Hedge Fund in whose investment vehicles the Portfolio Company could not invest directly, perhaps because of its investment minimum or its unavailability for direct investment, the Portfolio Company may enter into swap agreements under which the Portfolio Company may agree, on a net basis, to pay a return based on a floating interest rate, such as LIBOR, and to receive the total return of the reference investment vehicle over a stated time period. The Portfolio Company may seek to achieve the same investment result through the use of other derivatives in similar circumstances. The Federal income tax treatment of swap agreements and other derivatives used in the above manner is unclear.

LENDING PORTFOLIO SECURITIES. A Hedge Fund may lend securities from its portfolio to brokers, dealers and other financial institutions needing to borrow securities to complete certain transactions. The Hedge Fund continues to be entitled to payments in amounts equal to the interest, dividends or other distributions payable on the loaned securities which affords the Hedge Fund an opportunity to earn interest on the amount of the loan and on the loaned securities' collateral. A Hedge Fund typically will receive collateral consisting of cash, U.S. Government Securities or irrevocable letters of credit which will be maintained at all times in an amount equal to at least 100% of the current market value of the loaned securities. The Hedge Fund might experience risk of loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Hedge Fund.

WHEN-ISSUED, DELAYED DELIVERY AND FORWARD COMMITMENT SECURITIES. To reduce the risk of changes in securities prices and interest rates, a Hedge Fund may purchase securities on a forward commitment, when-issued or delayed delivery basis, which means delivery and payment take place a number of days after the date of the commitment to purchase. The payment obligation and the interest rate receivable with respect to such purchases are fixed when the Hedge Fund enters into the commitment, but the Hedge Fund does not make payment until it receives delivery from the counterparty. After a Hedge Fund commits to purchase such securities, but before delivery and settlement, it may sell the securities if it is deemed advisable.

Securities purchased on a forward commitment or when-issued or delayed delivery basis are subject to changes in value, generally changing in the same way, i.e., appreciating when interest rates decline and depreciating when interest rates rise, based upon the public's perception of the creditworthiness of the issuer and changes, real or anticipated, in the level of interest rates. Securities so purchased may expose a Hedge Fund to risks because they may experience such fluctuations prior to their actual delivery. Purchasing securities on a when-issued or delayed delivery basis can involve the additional risk that the yield available in the market when the delivery takes place actually may be higher than that obtained in the transaction itself. Purchasing securities on a forward commitment, when-issued or delayed delivery basis when a Hedge Fund is fully or almost fully invested results in a form of leverage and may result in greater potential fluctuation in the value of the net assets of a Hedge Fund. In addition, there is a risk that securities purchased on a when-issued or delayed delivery basis may not be delivered and that the purchaser of securities sold by a Hedge Fund on a forward basis will not honor its purchase obligation. In such cases, the Hedge Fund may incur a loss.

                                             Man-Glenwood Lexington TEI, LLC SAI
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

           REPURCHASES, MANDATORY REPURCHASES, AND TRANSFERS OF UNITS

REPURCHASE OFFERS

As discussed in the Prospectus, offers to repurchase Units will be made by TEI at such times and on such terms as may be determined by the Board in its sole discretion in accordance with the provisions of applicable law. In determining whether TEI should repurchase Units from Members pursuant to written tenders, the Board will consider various factors, including but not limited to those listed in the Prospectus, in making its determinations.

The Board will cause TEI to make offers to repurchase Units from Members pursuant to written tenders only on terms it determines to be fair to TEI and to all Members or persons holding Units acquired from Members. When the Board determines that TEI will repurchase Units, notice will be provided to each Member describing the terms thereof, and containing information Members should consider in deciding whether and how to participate in such repurchase opportunity. Members who are deciding whether to tender their Units during the period that a repurchase offer is open may ascertain an estimated net asset value of their Units from TEI during such period. If a repurchase offer is oversubscribed by Members, TEI will repurchase only a PRO RATA portion of the Units tendered by each Member.

TEI's assets consist primarily of its interest in the Portfolio Company held through the Offshore Fund. Therefore, in order to finance the repurchase of Units pursuant to the repurchase offers, TEI may find it necessary to liquidate all or a portion of its interest, held through the Offshore Fund, in the Portfolio Company. Because interests in the Portfolio Company may not be transferred, TEI may withdraw a portion of its interest only pursuant to repurchase offers by the Portfolio Company and, in turn by the Offshore Fund. TEI will not conduct a repurchase offer for Units unless the Portfolio Company simultaneously conducts a repurchase offer for Portfolio Company interests.

Payment for repurchased Units may require TEI to liquidate a portion of its interest in the Offshore Fund and require the Offshore Fund to liquidate a portion of its interest in the Portfolio Company, which may, in turn, need to liquidate some of its portfolio holdings earlier than the Adviser would otherwise liquidate these holdings, potentially resulting in losses, and may increase the Portfolio Company's portfolio turnover. The Adviser intends to take measures (subject to such policies as may be established by the Portfolio Company's Board of Managers) to attempt to avoid or minimize potential losses and turnover resulting from the repurchase of Units.

MANDATORY REPURCHASES

As noted in the Prospectus, TEI has the right to repurchase Units of a Member or any person acquiring Units from or through a Member under certain circumstances. Such mandatory repurchases may be made if:

  - Units have been transferred or such Units have vested in any person by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member; or

  - ownership of Units by a Member or other person will cause TEI to be in violation of, or subject TEI to additional registration or regulation under, the securities, commodities or other laws of the U.S. or any other relevant jurisdiction; or

  - continued ownership of such Units may be harmful or injurious to the business or reputation of TEI or the Adviser, or may subject TEI or any Members to an undue risk of adverse tax or other fiscal consequences; or

  - any of the representations and warranties made by a Member in connection with the acquisition of Units was not true when made or has ceased to be true, including such Member's tax-exempt or tax-deferred status under the Internal Revenue Code of 1986, as amended (the "Code");

                                             Man-Glenwood Lexington TEI, LLC SAI

  -  it would be in the best interests of TEI to repurchase Units.

TRANSFERS OF UNITS

No person may become a substituted Member without the written consent of the Board, which consent may be withheld for any reason in its sole and absolute discretion. Units may be transferred only (i) by operation of law pursuant to the death, bankruptcy, insolvency or dissolution of a Member or (ii) with the written consent of the Board, which may be withheld in its sole discretion and is expected to be granted, if at all, only under extenuating circumstances. Without limiting the foregoing, the Board generally will not consent to a transfer unless the transfer is (i) one in which the tax basis of the Units in the hands of the transferee is determined, in whole or in part, by reference to its tax basis in the hands of the transferor (e.g., certain transfers to affiliates, gifts and contributions to family partnerships), (ii) to members of the Member's immediate family (brothers, sisters, spouse, parents and children), or (iii) a distribution from a qualified retirement plan or an individual retirement account. The Board may permit other pledges, transfers or assignments under such other circumstances and conditions as it, in its sole discretion, deems appropriate; provided, however, that prior to any such pledge, transfer or assignment, the Board shall consult with counsel to TEI to ensure that such pledge, transfer or assignment will not cause TEI to be treated as a "publicly traded partnership" taxable as a corporation. Notice to TEI of any proposed transfer must include evidence satisfactory to TEI that the proposed transferee meets any requirements imposed by TEI with respect to Member eligibility and suitability. In addition to the foregoing, no Member will be permitted to transfer Units unless after such transfer the balance of the capital account of the transferee, and of the Member transferring the Units if the transfer involves less than all of such Member's Units, is at least equal to TEI's minimum investment requirement.

Any transferee meeting TEI's eligibility requirements that acquires Units in TEI by operation of law as the result of the death, dissolution, bankruptcy or incompetency of a Member or otherwise, will be entitled to the allocations and distributions allocable to the Units so acquired and to transfer such Units in accordance with the terms of TEI's Limited Liability Company Agreement (the "LLC Agreement"), but will not be entitled to the other rights of a Member unless and until such transferee becomes a substituted Member as provided in the LLC Agreement. If a Member transfers Units with the approval of the Board, TEI will promptly take all necessary actions to admit such transferee or successor to TEI as a Member. Each Member and transferee is required to pay all expenses, including attorneys' and accountants' fees, incurred by TEI in connection with such transfer. If such a transferee does not meet the Member eligibility requirements, TEI reserves the right to repurchase its Units. Any transfer of Units in violation of the LLC Agreement will not be permitted and will be void.

The LLC Agreement provides, in part, that each Member has agreed to indemnify and hold harmless TEI, the Managers, the Adviser, each other Member and any affiliate of the foregoing against all losses, claims, damages, liabilities, costs and expenses, including legal or other expenses incurred in investigating or defending against any such losses, claims, damages, liabilities, costs and expenses or any judgments, fines and amounts paid in settlement, joint or several, to which such persons may become subject by reason of or arising from any transfer made by such Member in violation of these provisions or any misrepresentation made by such Member in connection with any such transfer.

                                BOARD OF MANAGERS

The Board of TEI and the Board of the Portfolio Company (the "Portfolio Company's Board") provide broad oversight over the operations and affairs of TEI and the Portfolio Company, respectively, and have overall responsibility to manage and control the business affairs of TEI and the Portfolio Company, respectively, including the complete and exclusive authority to establish policies regarding the management, conduct, and operation of TEI's and the
Portfolio Company's business, respectively. The Board and the Portfolio Company's Board exercise the same powers, authority and responsibilities on behalf of TEI and the Portfolio Company, respectively, as are customarily exercised by the board of directors of a registered investment company organized as a corporation. The Offshore Fund has two members: TEI (which serves as the managing member) and the Adviser (which holds only a nominal non-voting

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                          Page 9
interest). The Offshore Fund does not have a board of directors. The members of the Offshore Fund have delegated the day-to-day management, as well as general oversight responsibilities of the Offshore Fund, to TEI. The Board of TEI therefore effectively makes all decisions on behalf of the Offshore Fund.

The Managers of the Board and the Portfolio Company's Board are not required to contribute to the capital of TEI or the Portfolio Company or to hold Units of TEI or an interest in the Portfolio Company. A majority of the Managers of the Board and the Portfolio Company's Board are persons who are not "interested persons"  (as  defined  in the  1940  Act)  of TEI and  the  Portfolio  Company,
respectively (collectively, the "Independent Managers"). The Independent Managers perform the same functions for TEI and the Portfolio Company as are customarily exercised by the non-interested directors of a registered investment company organized as a corporation.

The identity of the Managers and officers of TEI and the Portfolio Company and brief biographical information regarding each Manager and officer during the past five years is set forth below. The business address of each officer and Manager is c/o Glenwood Capital Investments, L.L.C., 123 N. Wacker Drive, 28th Floor, Chicago, Illinois 60606. Each Manager who is deemed to be an "interested person" of TEI and the Portfolio Company, as defined in the 1940 Act, is indicated by an asterisk.

                                                                                        NUMBER OF
                         POSITION(S) HELD                                             PORTFOLIOS IN
                             WITH TEI          TERM OF OFFICE       PRINCIPAL          FUND COMPLEX        OTHER
                             AND THE            AND LENGTH OF    OCCUPATION DURING      OVERSEEN BY    DIRECTORSHIPS
    NAME AND AGE          PORTFOLIO COMPANY      TIME SERVED       PAST 5 YEARS          MANAGER       HELD BY MANAGER
-------------------   ----------------------   ---------------   ------------------   ------------   -----------------

John B. Rowsell (50)   Manager and President*  Perpetual until    President (2003)           3               None
                                               resignation or     and member of
                                               removal,           Investment
                                               Manager since      Committee (2001),
                                               January 18, 2008   Glenwood Capital
                                                                  Investments, L.L.C.
                                                                  (investment adviser)

Marvin Damsma (61)     Manager                 Perpetual until    Director of Trust          3               None
                                               resignation or     Investments for BP
                                               removal,           America Inc.
                                               appointed
                                               January 13, 2004

Dale M. Hanson (65)    Manager                 Perpetual until    Principal/partner          3               None
                                               resignation or     of American
                                               removal,           Partners Consulting
                                               appointed          (marketing
                                               January 13, 2004   organization)

Managers may be removed in accordance with the LLC Agreement with or without cause by, if at a meeting, a vote of a majority of the Members or, if by written consent, a vote of Members holding at least two-thirds (2/3) of the total number of votes eligible to be cast by all Members. Managers are required to retire as of December 31 of the year in which they reach 75 years of age.

PRINCIPAL OFFICERS WHO ARE NOT MANAGERS:

                           POSITION(S) HELD
                              WITH TEI
                              AND THE                         LENGTH OF
NAME AND AGE              PORTFOLIO COMPANY                  TIME SERVED        PRINCIPAL OCCUPATION DURING PAST 5 YEARS
------------              -----------------                  -----------        ----------------------------------------
Alicia Derrah           Treasurer and Principal Financial   Since January 13,    Chief Financial Officer, Glenwood Capital
(50)                    and Accounting Officer                 2004              Investments, L.L.C. (investment adviser)


Kirsten M. Ganschow      Secretary                           Since November      Product Structuring and Legal, Man Investments,
(40)                                                           2007              Inc.

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 10


                          POSITION(S) HELD
                             WITH TEI
                             AND THE                          LENGTH OF
NAME AND AGE             PORTFOLIO COMPANY                   TIME SERVED        PRINCIPAL OCCUPATION DURING PAST 5 YEARS
------------             -----------------                   -----------        ----------------------------------------
Kristine Richards       Chief Compliance Officer            Since January        Legal Compliance, Man Investments Inc.
(35)                                                            2008

COMPENSATION FOR THE MOST RECENT FISCAL YEAR; OWNERSHIP OF UNITS

                                                  TOTAL COMPENSATION FROM
     NAME AND         AGGREGATE COMPENSATION             THE
 POSITION WITH FUND       FROM THE FUND            FUND AND FUND COMPLEX
 ------------------    ---------------------      -----------------------

 Marvin Damsma              $7,500                   $22,500
 Dale M. Hanson             $7,500                   $22,500

The Independent Managers are each paid an aggregate annual retainer of $7,500 and meeting fees of $500 (or $250 in the case of telephonic meetings) by each of TEI and the Portfolio Company, and Managers are reimbursed by TEI and the Portfolio Company for their travel expenses related to Board meetings. The Managers do not receive any pension or retirement benefits from TEI or the Portfolio Company. The officers of TEI do not receive any additional compensation from TEI or the Portfolio Company. The Offshore Fund does not compensate the Managers.

As of the date of this SAI, none of the Managers owns any of the outstanding Units of the Fund or any interests in other funds that comprise the Fund Complex.

COMMITTEES

Each of the Board and the Portfolio Company's Board has an Audit Committee composed of Messrs. Damsma and Hanson, each an Independent Manager. The functions of the Audit Committee are: (1) to oversee TEI's and the Offshore Fund's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain of TEI's, the Offshore Fund's or the Portfolio Company's service providers; (2) to oversee the quality and objectivity of TEI's, the Offshore Fund's or the Portfolio Company's financial statements and the independent audit of those statements; and (3) to the extent that Managers are not members of the Audit Committee, to act as a liaison between TEI's, the Offshore Fund's or the Portfolio Company's independent auditors and the Board or the Portfolio Company's Board. The Chairman of the Audit Committee, Mr. Hanson, is an Independent Manager and receives an annual retainer of $1,000 in connection with serving in such position. As of the date of this SAI, the Audit Committee of TEI met 4 times in the last fiscal year.

Each of the Board and the Portfolio Company's Board has a Contracts Committee composed of three Managers, Messrs. Damsma, Hanson and Roswell. The Contracts Committee is responsible for considering, evaluating, and making recommendations to the full Board concerning all contractual arrangements with service providers to TEI, the Offshore Fund or the Portfolio Company and all other matters in which the Adviser or its affiliates has any actual or potential conflict of interest with TEI, the Offshore Fund or the Portfolio Company. The Chairman of the Contracts Committee, Mr. Hanson, is an Independent Manager and receives no additional compensation in connection with serving in such position. As of the date of this SAI, the Contracts Committee of TEI met 3 times in the last fiscal year.

Each of the Board and the Portfolio Company's Board has a Valuation Committee composed of two Managers, Messrs. Damsma and Hanson. The Valuation Committee is responsible for: (i) periodically reviewing TEI's, the Offshore Fund's or the

                                             Man-Glenwood Lexington TEI, LLC SAI

Portfolio Company's procedures for valuing securities, and making any recommendations to TEI, the Offshore Fund or the Portfolio Company with respect thereto; (ii) reviewing proposed changes to those procedures; (iii) periodically reviewing information regarding industry developments in connection with valuation; and (iv) periodically reviewing information regarding fair value and liquidity determinations made pursuant to the procedures, and making recommendations to the full Board in connection therewith (whether such information is provided only to the Valuation Committee or to the Valuation Committee and the full Board or the full Portfolio Company's Board simultaneously). The Chairman of the Valuation Committee, Mr. Damsma, is an Independent Manager and receives an annual retainer of $1,000 in connection with serving in such position. As of the date of this SAI, the Valuation Committee of TEI met 6 times in the last fiscal year.

                                  OFFSHORE FUND

The Offshore Fund, as more fully described in the TEI Prospectus, is not registered under the 1940 Act. The Offshore Fund serves as an intermediate entity through which TEI invests in the Portfolio Company. The Offshore Fund makes no independent investment decisions and has no investment or other discretion over the investable assets.

The Offshore Fund serves as a pass-through entity, as more fully discussed below regarding taxation, whereby unrelated business taxable income ("UBTI") generated by the investment activities of the Portfolio Company (and Hedge Funds) is not ultimately incurred by a Member. The Offshore Fund is organized under the laws of the Cayman Islands as a Limited Duration Company ("LDC") and subject to the taxation provisions of the Cayman Islands as a corporation. An LDC organized in the Cayman Islands offers limited liability to its members. Such an entity generally may only carry on activities in the Cayman Islands in furtherance of its overseas (non-Cayman Islands) activities. The Offshore Fund has a limited duration of 30 years, as required by Cayman Island law, and has two members; TEI, which serves as the managing member, and the Adviser, which holds only a nominal non-voting interest in the Offshore Fund. It is anticipated that, upon expiration of the Offshore Fund's duration, another entity substantially equivalent to the Offshore Fund will be substituted. TEI and the Adviser have delegated all day-to-day management and general oversight responsibilities of the Offshore Fund to TEI as the managing member. Therefore, all decisions involving the Offshore Fund effectively are controlled by TEI's Board. The Offshore Fund has no independent investment discretion or other decision-making capabilities, and serves for the benefit of TEI and under the control of TEI's Board. The Offshore Fund has no members or investors other than TEI and the Adviser.

                          INVESTMENT ADVISORY SERVICES

THE ADVISORY AGREEMENT

Pursuant to the terms of an investment advisory agreement first entered into between the Portfolio Company and the Adviser dated as of January 20, 2003 (the "Advisory Agreement"), the continuation of which was approved by the Board most recently on January 18, 2008, the Adviser is responsible for developing, implementing and supervising the Portfolio Company's investment program and in connection therewith regularly provides investment advice and recommendations to the Portfolio Company with respect to its investments, investment policies and purchases and sales of securities for the Portfolio Company and arranging for the purchase and sale of such securities.

The Adviser is authorized, subject to the approval of the Portfolio Company's Board and the interest holders of the Portfolio Company, to retain one of its affiliates to provide any or all of the investment advisory services required to be provided to the Portfolio Company or to assist the Adviser in providing these services, subject to the requirement that the Adviser supervise the rendering of any such services to the Portfolio Company by its affiliates.

As compensation for services required to be provided by the Adviser under the Advisory Agreement, the Portfolio Company pays the Adviser a quarterly fee (the "Management Fee") computed at the annual rate of 1.75% of the aggregate value of its outstanding interests determined as of the last day of the month (before any repurchases of interests). The Portfolio Company's Board (including a majority

                                             Man-Glenwood Lexington TEI, LLC SAI
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

of the Portfolio Company's Independent Managers), at a meeting held in person on January 18, 2008, approved the continuation of the Advisory Agreement. The Advisory Agreement may be continued in effect from year to year if such continuance is approved annually by the Board or by vote of a majority of the outstanding voting securities of the Portfolio Company; provided that in either event the continuance is also approved by a majority of the Portfolio Company's Independent Managers by vote cast in person at a meeting called for the purpose of voting on such approval. The Advisory Agreement is terminable without penalty, on sixty (60) days' prior written notice: by the Portfolio Company's Board; by vote of a majority of the outstanding voting securities of the Portfolio Company; or by the Adviser. The Advisory Agreement also provides that it will terminate automatically in the event of its "assignment," as defined by the 1940 Act and the rules thereunder.


                               PORTFOLIO MANAGERS

                          OTHER ACCOUNTS MANAGED TABLE
                             (As of March 31, 2008)

----------------------------------------------------------------------------------------------
                    Registered Investment      Other Pooled Investment
                        Companies(1)                Vehicles(2)            Other Accounts
                   ---------------------------------------------------------------------------
                                                                                     Total
                               Total Assets                Total Assets             Assets of
                     Number     of Accounts                 of Accounts   Number    Accounts
   Investment         of         Managed       Number of     Managed       of        Managed
 Committee Member   Accounts   ($ million)     Accounts    ($ million)   Accounts  ($ million)
 ----------------   --------  ------------   -----------   ------------  --------  -----------
John B. Rowsell       0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Michael J. Jawor      0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Lance Donenberg       0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Patrick Kenary        0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Anthony Lawler        0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
(1) This chart  does not  include  information  with  respect  to the  Portfolio Company,
    Man-Glenwood Lexington, LLC or TEI.
(2) Includes both discretionary and non-discretionary.

                PERFORMANCE-BASED FEE ACCOUNTS INFORMATION TABLE
                             (As of March 31, 2008)

----------------------------------------------------------------------------------------------
                    Registered Investment      Other Pooled Investment
                        Companies                   Vehicles(1)            Other Accounts
                   ---------------------------------------------------------------------------
                                                                                     Total
                               Total Assets                Total Assets             Assets of
                     Number     of Accounts                 of Accounts   Number    Accounts
   Investment         of         Managed       Number of     Managed       of        Managed
 Committee Member   Accounts   ($ million)     Accounts    ($ million)   Accounts  ($ million)
 ----------------   --------  ------------   ----------    ----------   ---------  -----------
John B. Rowsell       0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Michael J. Jawor      0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Lance Donenberg       0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Patrick Kenary        0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------
Anthony Lawler        0            0            25           6,368        0           0
----------------------------------------------------------------------------------------------

 (1) Includes both discretionary and non-discretionary.

CONFLICTS OF INTEREST. The portfolio managers, in performing their duties with the Adviser, manage accounts other than the Portfolio Company. In addition, they may carry on investment activities for their own accounts and the accounts of family members (collectively with other accounts managed by the Adviser and its affiliates, "Other Accounts"). The Portfolio Company has no interest in these activities. As a result of the foregoing, the portfolio managers will be engaged in substantial activities other than on behalf of the Portfolio Company and may

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 13
have differing economic interests in respect of such activities and may have conflicts of interest in allocating investment opportunities, and their time, between the Portfolio Company and Other Accounts.

There may be circumstances under which the Adviser will cause one or more Other Accounts to commit a larger percentage of their assets to an investment opportunity than the percentage of the Portfolio Company's assets they commit to such investment. There also may be circumstances under which the Adviser purchases or sells an investment for Other Accounts and does not purchase or sell the same investment for the Portfolio Company, or purchases or sells an investment for the Portfolio Company and does not purchase or sell the same investment for one or more Other Accounts. However, it is the policy of the Adviser that: investment decisions for the Portfolio Company and Other Accounts be made based on a consideration of their respective investment objectives and policies, and other needs and requirements affecting each account that they manage; and investment transactions and opportunities be fairly allocated among clients, including the Portfolio Company. Therefore, there may be situations where the Adviser does not invest the Portfolio Company's assets in certain Hedge Funds in which Other Accounts may invest or in which the Portfolio Company may otherwise invest.

The Adviser and its affiliates may have interests in Other Accounts they manage that differ from their interests in the Portfolio Company and may manage such accounts on terms that are more favorable to them (e.g., may receive higher fees or performance allocations) than the terms on which they manage the Portfolio Company. In addition, the Adviser may charge fees to Other Accounts and be entitled to receive performance-based incentive allocations from Other Accounts that are lower than the fees to which the Portfolio Company is subject.

COMPENSATION. Portfolio managers at the Adviser are compensated through a number of different methods. First, a base salary is paid to all of the portfolio managers. Secondly, an objective related bonus, which is generally determined as a percentage of the base salary, is paid twice per year and reflects the level of achievement the portfolio manager has made regarding the investment activities of the Adviser in respect of its accounts for that period. Third, each portfolio manager is eligible to receive an annual bonus which is based upon the profitability of the Adviser, the Man Investments division of Man Group plc and Man Group plc as a whole. Portfolio managers are also typically invited to participate in a co-investment program which provides for a matching grant of equity (as described below) subject to a four-year vesting period. Portfolio managers who participate in the co-investment program generally receive a matching grant of equity at a four-to-one level in the form of Man Group plc stock but can elect to have up to 50% of the matching amount instead be invested in an investment vehicle linked to the performance of the Portfolio Company. There are no other special compensation schemes for the portfolio managers.

               TEI, OFFSHORE FUND AND PORTFOLIO COMPANY EXPENSES

TEI bears all expenses incurred in its business and operations. Expenses borne by TEI include, but are not limited to, the following:

  - all costs and expenses associated with the registration of TEI under, and compliance with, any applicable Federal or state laws;

  - attorneys' fees and disbursements associated with updating TEI's registration statement, Prospectus and other offering related documents (the "Offering Materials"); the costs of printing the Offering Materials; the costs of distributing the Offering Materials to prospective investors; and attorneys' fees and disbursements associated with the preparation and review thereof;

  - the costs and expenses of holding meetings of the Board and any meetings of Members, including legal costs associated with the preparation and filing of proxy materials;

  - the fees and disbursements of TEI counsel, legal counsel to the Independent Managers, if any, independent accountants for TEI and other consultants and professionals engaged on behalf of TEI;

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 14

  -  all costs and expenses associated with TEI's repurchase offers;

  - the fees payable to various service providers pursuant to TEI's Services Agreement, Administration Agreement, Investor Servicing Agreement, and other agreements;

  - all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to Members;

  - the costs of a fidelity bond and any liability insurance obtained on behalf of TEI;

  - all expenses of computing TEI's net asset value, including any equipment or services obtained for these purposes; and

  - such other types of expenses as may be approved from time to time by the Board.

Such expenses are allocated among Class A Units and Class I Units PRO RATA based on the number of outstanding Class A Units and Class I Units respectively, provided that expenses that are specifically allocable to Class A Units or Class I Units (including, as applicable, fees payable to various service providers) are borne only by such Units.

The Portfolio Company bears all expenses incurred in its business and operations other than those specifically required to be borne by the Adviser pursuant to the Advisory Agreement. Expenses borne by the Portfolio Company include, but are not limited to, the following:

  - all costs and expenses directly related to portfolio transactions and positions for the Portfolio Company's account, including, but not limited to, brokerage commissions, research fees, interest and commitment fees on loans and debit balances, borrowing charges on securities sold short, dividends on securities sold but not yet purchased, custodial fees, margin fees, transfer taxes and premiums, taxes withheld on foreign dividends and indirect expenses from investments in Hedge Funds;

  - all costs and expenses associated with the registration of the Portfolio Company under, and compliance with, any applicable Federal or state laws;

  - attorneys' fees and disbursements associated with updating the Portfolio Company's registration statement, Prospectus and other offering related documents; the costs of printing those materials and distributing them to prospective investors; and attorneys' fees and disbursements associated with the preparation and review thereof;

  - the costs and expenses of holding meetings of the Portfolio Company's Board and any meetings of interest holders of the Portfolio Company, including legal costs associated with the preparation and filing of proxy materials;

  - the fees and disbursements of the Portfolio Company's counsel, legal counsel to the Independent Managers, if any, independent accountants for the Portfolio Company and other consultants and professionals engaged on behalf of the Portfolio Company;

  -  the Management Fee;

  - the fees payable to various service providers pursuant to the Portfolio Company Administration Agreement and other agreements;

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 15

  - the costs of a fidelity bond and any liability insurance obtained on behalf of the Portfolio Company or the Adviser;

  - all costs and expenses of preparing, setting in type, printing and distributing reports and other communications to interest holders of the Portfolio Company;

  - all expenses of computing the Portfolio Company's net asset value, including any equipment or services obtained for these purposes;

  - all charges for equipment or services used in communicating information regarding the Portfolio Company's transactions among the Adviser and any custodian or other agent engaged by the Portfolio Company; and

  - such other types of expenses as may be approved from time to time by the Portfolio Company's Board.

The Offshore Fund's expenses are minimal and are borne by the Adviser, or an affiliate of the Adviser.

The Hedge Funds bear all expenses incurred in connection with their operations. These expenses are similar to those incurred by the Portfolio Company. The Hedge Fund Managers generally charge asset-based fees to and receive performance-based allocations from the Hedge Funds, which effectively reduce the investment returns of the Hedge Funds and the amount of any distributions from the Hedge Funds to the Portfolio Company. These expenses, fees, and allocations are in addition to those incurred by the Portfolio Company itself.

                                 CODES OF ETHICS

TEI, the Portfolio Company, and the Adviser have each adopted codes of ethics. The codes are designed to detect and prevent improper personal trading by their personnel, including investment personnel, that might compete with or otherwise take advantage of the Portfolio Company's portfolio transactions. Covered persons include the Managers and the officers and managers of the Adviser, as well as employees of the Adviser having knowledge of the investments and investment intentions of the Portfolio Company. The codes of ethics permit persons subject to the Code to invest in securities, including securities that may be purchased or held by the Portfolio Company, subject to a number of restrictions and controls. Compliance with the codes of ethics is carefully monitored and enforced.

The codes of ethics are included as exhibits to TEI's and the Portfolio Company's registration statements filed with the Securities and Exchange Commission and can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. The codes of ethics are available on the EDGAR database on the SEC's Internet site at http://www.sec.gov, and also may be obtained, after paying a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

                                VOTING OF PROXIES

Whenever TEI as an investor in the Portfolio Company, through the Offshore Fund, is requested to vote on matters pertaining to the Portfolio Company (other than the termination of the Portfolio Company's business, which may be determined by the Managers of the Portfolio Company without investor approval), TEI will hold a meeting of the Members and will cause the Offshore Fund to vote its interest in the Portfolio Company for or against such matters proportionately to the instructions to vote for or against such matters received from the Members of TEI. TEI shall vote Units for which it receives no voting instructions in the same proportion as the Units for which it receives voting instructions.

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 16

The Portfolio Company invests in Hedge Funds, which generally issue non-voting securities. Therefore, the Portfolio Company ordinarily does not receive proxies, and is not called upon to vote proxies. To the extent the Portfolio Company invests in voting securities, if any, its primary consideration in voting portfolio proxies would be the financial interests of the Portfolio Company and its interest holders. One of the primary factors the Adviser considers when determining the desirability of investing in a particular company is the quality and depth of its management. Accordingly, the Adviser believes that the recommendation of management on any issue should be given substantial weight in determining how proxy issues are resolved. As a matter of practice, the Adviser will vote on most issues presented in a portfolio company proxy statement in accordance with the position of the company's management, unless the Adviser determines that voting in accordance with management's recommendation would adversely affect the investment merits of owning the stock. However, the Adviser will consider each issue on its own merits, and will not support the position of the company's management in any situation where, in the Adviser's judgment, it would not be in the best interests of the client to do so. In addition, the Portfolio invests only in Hedge Funds that are unaffiliated with the Adviser.

                   PARTICIPATION IN INVESTMENT OPPORTUNITIES

The Adviser employs an investment program for the Portfolio Company that is substantially similar to the investment program employed by it for certain other accounts managed by the Adviser ("Adviser Accounts"), including private investment partnerships that have an investment program that is substantially the same as the Portfolio Company's investment program. As a general matter, the Adviser considers participation by the Portfolio Company in all appropriate investment opportunities that are under consideration for those other Adviser Accounts. There may be circumstances, however, under which the Adviser will cause one or more Adviser Accounts to commit a larger percentage of their respective assets to an investment opportunity than to which the Adviser will commit the Portfolio Company's assets. There also may be circumstances under which the Adviser will consider participation by the Adviser Accounts in investment opportunities in which the Adviser does not intend to invest on behalf of the Portfolio Company, or vice versa.

The Adviser evaluates for the Portfolio Company and for each Adviser Account a variety of factors that may be relevant in determining whether a particular investment opportunity or strategy is appropriate and feasible for the Portfolio Company or the Adviser Account at a particular time, including, but not limited to, the following: (1) the nature of the investment opportunity taken in the context of the other investments at the time; (2) the liquidity of the investment relative to the needs of the particular entity or account; (3) the availability of the opportunity (i.e., size of obtainable position); (4) the transaction costs involved; and (5) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Portfolio Company and the Adviser Accounts in the context of any particular investment opportunity, the investment activities of the Portfolio Company and the Adviser Accounts may differ from time to time. In addition, the fees and expenses of TEI and the Portfolio Company may differ from those of the Adviser Accounts. Accordingly, the future performance of TEI and the Adviser Accounts will vary.

When the Adviser determines that it would be appropriate for the Portfolio Company and one or more Adviser Accounts to participate in an investment transaction in the same Hedge Fund or other investment at the same time, it will attempt to aggregate, place and allocate orders on a basis that the Adviser believes to be fair and equitable, consistent with its responsibilities under applicable law. Decisions in this regard are necessarily subjective and there is no requirement that the Portfolio Company participate, or participate to the same extent as the Adviser Accounts, in all investments or trades. However, no participating entity or account will receive preferential treatment over any other, and the Adviser will take steps to ensure that no participating entity or account will be systematically disadvantaged by the aggregation, placement and allocation of orders and investments.

Situations may occur, however, where the Portfolio Company could be disadvantaged because of the investment activities conducted by the Adviser for the Adviser Accounts. Such situations may be based on, among other things, the following: (1) legal restrictions or other limitations (including limitations imposed by Hedge Fund Managers with respect to Hedge Funds) on the combined size of positions that may be taken for the Portfolio Company and the Adviser

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 17

Accounts, thereby limiting the size of the Portfolio Company's position or the availability of the investment opportunity; (2) the difficulty of liquidating an investment for the Portfolio Company and the Adviser Accounts where the market cannot absorb the sale of the combined positions; and (3) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of such options or other instruments. In particular, the Portfolio Company may be legally restricted from entering into a "joint transaction" (as defined in the 1940 Act) with the Adviser Accounts with respect to the securities of an issuer without first obtaining exemptive relief from the SEC.

Managers, officers, employees and affiliates of the Adviser may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Portfolio Company. As a result of differing trading and investment strategies or constraints, positions may be taken by managers, officers, employees and affiliates of the Adviser, or by the Adviser for the Adviser Accounts, that are the same as, different from or made at a different time from positions taken for the Portfolio Company.

                                  OTHER MATTERS

POTENTIAL CONFLICTS. Except in accordance with applicable law, the Adviser and its affiliates are not permitted to buy securities or other property from, or sell securities or other property to, the Portfolio Company. However, subject to certain conditions imposed by applicable rules under the 1940 Act, the Portfolio Company may effect certain principal transactions in securities with one or more accounts managed by the Adviser, except for accounts as to which the Adviser or any of its affiliates serves as a general partner or as to which they may be deemed to be an affiliated person (or an affiliated person of such a person), other than an affiliation that results solely from the Adviser or one of its affiliates serving as an investment adviser to the account. These transactions would be made in circumstances where the Adviser has determined it would be appropriate for the Portfolio Company to purchase (or sell), and the Adviser determined it would be appropriate for another account to sell (or purchase), the same security or instrument on the same day.

Future investment activities of the Adviser and its affiliates, and of their respective directors, managers, officers or employees, may give rise to additional conflicts of interest.

DISTRIBUTION MATTERS. Man Investments Inc. (the "Distributor") acts as the distributor of Class A Units and Class I Units on a best efforts basis. As discussed in the Prospectus, the Distributor may enter into agreements with broker-dealers and other financial intermediaries to further the distribution of Units and the provision of personal services to Members. TEI's Board has adopted plans with respect to Class A Units (the "Class A Plan") and Class I Units (the "Class I Plan") pursuant to Rule 12b-1 under the 1940 Act (collectively, the "Plans").

The types of investor services provided under the Plans include, but are not limited to: advising Members of the net asset value of their Units; advising Members with respect to making additional capital contributions to or investments in TEI or repurchases of Units; providing information to Members regarding general market conditions; providing Members with prospectuses, statements of additional information (if requested), annual and interim reports, proxy solicitation materials, tender offer materials, privacy policies, and any other materials required under applicable law; handling inquiries from Members regarding TEI, including but not limited to questions concerning their investments in TEI, capital account balances, and reports and tax information provided by TEI; assisting in the enhancement of relations and communications between such Members and TEI; assisting in the establishment and maintenance of such Members' accounts with TEI; assisting in the maintenance of TEI records containing Member information, such as changes of address; providing such other information and liaison services as TEI or the Distributor may reasonably request; and other matters as they arise from time to time.

Under the Class A Plan, TEI pays distribution and service fees ("Service Fees") computed at the annual rate of up to 0.50% of the aggregate value of its outstanding Class A Units, determined as of the last day of each calendar month (before repurchase of any Class A Units), and paid quarterly or at such other intervals as the Board may determine. However, the portion of the 0.50% fee under the Class A Plan designated for regulatory purposes as service fees, for

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the provision of personal  investor services  described in the Prospectus,  will not exceed the annual rate of up to 0.25% of the aggregate value of its outstanding Class A Units.

Under the Class I Plan, the Class I Units do not pay any fees to the Distributor for providing distribution or Member services to Class I Members. Expenses associated with the obligation of the Distributor to use its best efforts to sell Class I Units are paid by the Distributor or (an affiliate) out of its own assets.

Amounts paid to the Distributor by any class of Units are not used to pay the expenses incurred with respect to any other class of Units; provided, however, that expenses attributable to TEI as a whole are allocated, to the extent permitted by law, according to a formula approved from time to time by vote of a majority of the Managers.

The Distributor (or one of its affiliates) may, from its own resources, make payments to broker-dealers and investor service providers for the provision of sales training, product education and access to sales staff, the support and conduct of due diligence, balance maintenance, the provision of information and support services to clients, inclusion on preferred provider lists and support services to clients, and the provision of other services. The receipt of such payments could create an incentive for the third party to offer or recommend TEI instead of similar investments where such payments are not received. Such payments may be different for different intermediaries. The Distributor makes such payments, which have ranged between 0% and 0.5% annually, on average per intermediary. In addition, the Distributor may make flat dollar amount payments to intermediaries for these services.

Pursuant to the Advisory Agreement between the Portfolio Company and the Adviser, the Portfolio Company pays, and will continue to pay, a Management Fee to the Adviser with respect to Class A Units and Class I Units. The Adviser may use its Management Fee revenue, as well as its past profits or its other resources from any other source, to make payments with respect to any expenses incurred in connection with the distribution of Units. To the extent that the payment of Management Fees by the Portfolio Company to the Adviser should be deemed to be indirect financing of any activity primarily intended to result in the sale of Units within the meaning of Rule 12b-1, then such payment shall be deemed to be authorized by the respective Plans.

The Plans were approved by the Managers, including a majority of the Independent Managers who have no direct or indirect financial interest in the operation of the Plans, by votes cast in person at a meeting called for the purpose of voting on the Plans. Pursuant to the Plans, at least quarterly the Distributor will provide the Board with a written report of the amounts expended under any Plan and the purpose for which these expenditures were made. The Managers review these reports on a quarterly basis to determine their continued appropriateness.

The Plans provide that they will continue in effect only so long as their continuance is approved at least annually by a majority of both the Managers and the Independent Managers. The Plans provide that they may be terminated without penalty, (a) by a vote of a majority of the Independent Managers or (b) by a vote of a majority of TEI's outstanding Units of the applicable class upon sixty
(60) days' written notice to the Distributor. The Plans further provide that they may not be amended to increase the maximum amount of Service Fees without the approval of a majority of the outstanding Units of the class of TEI which has voting rights with respect to that Plan. The Plans provide that no material amendment to such Plan will be effective unless it is approved by a majority vote of the Managers and the Independent Managers who have no direct or indirect financial interest in the operation of such Plan. Members have exclusive voting rights with respect to the Plan applicable to their respective class of Units. In adopting the Plans, the Board concluded that, in their judgment, there is a reasonable likelihood that the Plans will benefit the holders of the applicable class of Units of TEI.

                                   TAX ASPECTS

The following is a summary of certain aspects of the income taxation of TEI and its Members, the Offshore Fund, and the Portfolio Company that should be considered by a prospective Member. TEI has not sought a ruling from the Internal Revenue Service (the "Service") or any other Federal, state, or local agency with respect to any of the tax issues affecting TEI, but TEI may seek a

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ruling  from the  Service  with  respect to the  question  of whether or not any income allocable to a tax-exempt investor in TEI would be UBTI. Further, TEI has not obtained an opinion of counsel with respect to any Federal tax issues other than the characterization of TEI as a partnership for Federal income tax purposes and the absence of UBTI.

This summary of certain aspects of the Federal income tax treatment of TEI is based upon the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions, Treasury Regulations (the "Regulations") and rulings in existence on the date hereof, all of which are subject to change. This summary does not discuss the impact of various proposals to amend the Code that could change certain of the tax consequences of an investment in TEI. This summary also does not discuss all of the tax consequences that may be relevant to a particular investor or to certain investors subject to special treatment under the Federal income tax laws, such as insurance companies.

EACH PROSPECTIVE MEMBER SHOULD CONSULT WITH ITS OWN TAX ADVISER IN ORDER FULLY TO UNDERSTAND THE FEDERAL, STATE, LOCAL, AND FOREIGN INCOME TAX CONSEQUENCES OF AN INVESTMENT IN TEI.

In addition to the particular matters set forth in this section, tax-exempt organizations should review carefully those sections of the Prospectus and this SAI regarding liquidity and other financial matters to ascertain whether the investment objectives of TEI are consistent with their overall investment plans. Further, tax-exempt organizations should consider carefully the discussion of UBTI contained in this SAI. Prospective tax-exempt investors are urged to consult their own counsel and tax advisors regarding the acquisition of Units.

TAX TREATMENT OF FUND OPERATIONS

CLASSIFICATION OF TEI. TEI has received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to TEI, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, TEI will be treated as a partnership for Federal income tax purposes and not as an association taxable as a corporation.

Under Section 7704 of the Code, "publicly traded partnerships" are generally treated as corporations for Federal income tax purposes. A publicly traded partnership is any partnership the interests in which are traded on an established securities market or which are readily tradable on a secondary market (or the substantial equivalent thereof). Units in TEI will not be traded on an established securities market. Regulations concerning the classification of partnerships as publicly traded partnerships (the "Section 7704 Regulations") provide certain safe harbors under which interests in a partnership will not be considered readily tradable on a secondary market (or the substantial equivalent thereof). TEI may not be eligible for any of those safe harbors. In particular, it will not qualify under the private placement safe harbor set forth in the
Section 7704 Regulations if TEI has more than 100 Members.

The Section 7704 Regulations include a "redemption or repurchase agreement" safe harbor under which partnership interests can avoid being treated as readily tradable. The Section 7704 Regulations provide that this safe harbor applies in the case of a "redemption or repurchase agreement," which is defined as "a plan of redemption or repurchase maintained by a partnership whereby the partners may tender their partnership interests for purchase by the partnership, another partner, or a person related to another partner." The Section 7704 Regulations provide that the transfer of an interest in a partnership pursuant to a redemption or repurchase agreement is disregarded in determining whether interests in the partnership are readily tradable if (i) the redemption or repurchase agreement provides that the redemption or repurchase cannot occur until at least sixty (60) calendar days after the partner notifies the partnership in writing of the partner's intention to exercise the redemption or repurchase right, (ii) the redemption or repurchase price is established not more than four times during the partnership's taxable year, and (iii) the sum of the percentage interests in partnership capital or profits transferred during the taxable year of the partnership does not exceed ten percent (10%) of the total interests in partnership capital or profits.

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The LLC Agreement contains  provisions  satisfying two of the requirements for a safe-harbor redemption or repurchase agreement. First, the LLC Agreement provides that TEI will repurchase Units only if they have been tendered at least thirty (30) days prior to a Valuation Date; and it will pay the repurchase price approximately, but no earlier than, thirty (30) days after the Valuation Date (therefore, in no event less than sixty (60) days after the written tender thereof). Second, the LLC Agreement provides that Units will be valued for purposes of determining their repurchase price as of the end of each fiscal quarter (i.e., four times per fiscal year).

The third condition of the "redemption or repurchase agreement" safe harbor is that the partnership capital or profits of the Units repurchased each year not exceed ten percent (10%) per year of the total interests in partnership capital or profits. The LLC Agreement does not contain an explicit limitation on the quantity of Units that can be repurchased in any year. However, the transfer restrictions and repurchase provisions of the LLC Agreement are sufficient to meet the requirements of the "redemption or repurchase agreement" safe harbor as set forth in the Section 7704 Regulations in any year in which TEI repurchases Units not in excess of ten percent (10%) of the total interests in TEI's capital or profits.

In the event that, in any year, TEI repurchases Units in excess of ten percent (10%) of the total interests in TEI's capital or profits, TEI will not satisfy the "redemption or repurchase agreement" safe harbor. The Section 7704 Regulations specifically provide that the fact that a partnership does not qualify for the safe harbors is disregarded for purposes of determining whether interests in a partnership are readily tradable on a secondary market (or the substantial equivalent thereof). Rather, in this event, the partnership's status is examined to determine whether, taking into account all of the facts and circumstances, the partners are readily able to buy, sell, or exchange their partnership interests in a manner that is comparable, economically, to trading on an established securities market. Kirkpatrick & Lockhart Preston Gates Ellis LLP has rendered its opinion that TEI will not be a publicly traded partnership treated as a corporation for purposes of the Section 7704 due to the application of the "redemption or repurchase agreement" safe harbor in any year in which TEI repurchases Units not in excess of ten percent (10%) of the total interests in TEI's capital or profits and that, in the event that TEI in any year repurchases Units in excess of ten percent (10%) of the total interests in TEI's capital or profits, TEI may still avoid being considered a publicly traded partnership if the facts and circumstances with respect to TEI's repurchases of Units, including the amount of Units being repurchased in such year and the pattern of repurchases of Units over the life of TEI, indicate that TEI is not providing the equivalent of a secondary market for its Units that is comparable, economically, to trading on an established securities market. Based upon the anticipated operations of TEI, Units will not be readily tradable on a secondary market (or the substantial equivalent thereof) and, therefore, TEI will not be treated as a publicly traded partnership taxable as a corporation.

Neither of the opinions of counsel described above, however, is binding on the Service or the courts. If it were determined that TEI should be treated as an association or a publicly traded partnership taxable as a corporation for Federal income tax purposes (as a result of a successful challenge to such opinions by the Service, changes in the Code, the Regulations or judicial interpretations thereof, a material adverse change in facts, or otherwise), the taxable income of TEI would be subject to corporate income tax when recognized by TEI; distributions of such income, other than in certain redemptions of Units, would be treated as dividend income when received by the Members to the extent of the current or accumulated earnings and profits of TEI; and Members would not be entitled to report profits or losses realized by TEI.

CLASSIFICATION OF THE OFFSHORE FUND. The tax status of the Offshore Fund and its shareholders under the tax laws of the Cayman Islands and the United States is summarized below. The summary is based on the assumption that the Offshore Fund is owned, managed and operated as contemplated and reflects counsel's consideration of the fact that shares of the Offshore Fund are held by TEI and that Units in TEI are held by U.S. tax-exempt entities. The summary is considered to be a correct interpretation of existing laws as applied on the date of the Prospectus and this SAI, but no representation is made or intended by the Offshore Fund (i) that changes in such laws or their application or interpretation will not be made in the future or (ii) that the Service will agree with the interpretation described below as applied to the method of operation of the Offshore Fund. Persons interested in subscribing for Units in

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TEI should consult their own tax advisors with respect to the tax  consequences, including the income tax consequences, if any, to them of the purchase, holding, redemption, sale or transfer of Units.

1. The Offshore Fund is classified as an association taxable as a corporation for United States federal income tax purposes.

2. The Offshore Fund generally will not be subject to taxation by the United States on income or gain realized by the Portfolio Company from its stock, securities, commodities or derivatives trading for a taxable year, provided that such income or gain of the Portfolio Company is not treated as effectively connected with a U.S. trade or business conducted by either the Portfolio Company or any Hedge Fund in which the Portfolio Company invests.

         Section 864(b)(2) of the Code provides a safe harbor pursuant to which a foreign entity that engages in the United States in trading securities for its own account will not be deemed to be engaged in a U.S. trade or business. The Portfolio Company intends generally to conduct its activities in a manner so as to meet the requirements of this safe harbor. If the activities are conducted in such a manner, the Portfolio Company's securities trading activities should not constitute a U.S. trade or business, and the Offshore Fund generally should not be subject to the regular United States federal income tax on its allocable share of the Portfolio Company's trading profits. However, certain activities of Hedge Funds in which the Portfolio Company invests may be determined to be outside the scope this safe harbor, in which case the Portfolio Company, and therefore the Offshore Fund, may be considered to be engaged in a U.S. trade or business.

         To the extent that the Portfolio Company is not deemed to be engaged in a U.S. trade or business, the Offshore Fund will not be subject to any U.S. federal income tax on its capital gains, whether from sources within or outside the United States to the extent that securities in which the Portfolio Company invests are not classified as United States real property interests within the meaning of Section 897 of the Code. The Portfolio Company does not intend to invest in any securities that would be classified as United States real property interests. The Offshore Fund will, however, be subject to a U.S withholding tax at a 30% rate applicable to dividends and certain interest income considered to be from sources within the United States. To maximize the availability of the exemption from such withholding for "portfolio interest," the Offshore Fund will provide the Portfolio Company with a statement regarding the Offshore Fund's foreign status on IRS Form W-8BEN or its equivalent. Also, the Offshore Fund does not expect to maintain cash reserves, but generally intends to invest any cash reserves that may exist in a manner so as not to be subject to such 30% withholding.

         An investment in the Portfolio Company should not cause the Offshore Fund to receive income that is "effectively connected" with a U.S. trade or business so long as (i) the Portfolio Company is not considered a dealer in stock, securities or commodities and does not regularly offer to enter into, assume or otherwise terminate positions in derivatives with customers, (ii) the U.S. business activities of the Portfolio Company consist solely of trading stock, securities, commodities and derivatives for its own account (and in the case of commodities, is limited to trading in commodities of a kind customarily dealt in on an organized exchange in transactions of a kind customarily consummated at such place) and (iii) any entity treated as a partnership for U.S. federal income tax purposes in which the Portfolio Company invests is also not deemed to be engaged in a U.S. trade or business. With respect to condition (iii), the Portfolio Company has no control over whether the entities treated as partnerships for U.S. federal income tax purposes in which the Portfolio Company invests are engaged, or deemed to be engaged, in a U.S. trade or business. The Portfolio Company, however, intends to use reasonable efforts to monitor the extent to which the Hedge Funds in which it invests engage in activities that would be considered engaging in a U.S. trade or business giving rise to effectively connected income.

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         In the event that the  Portfolio  Company were found to be engaged in a
         U.S. trade or business during any taxable year, the Offshore Fund would be required to file a U.S. federal income tax return for such year on IRS Form 1120-F and pay tax at full U.S. rates on the portion of its income that is treated as effectively connected with such U.S. trade or business, and an additional 30% branch profits tax would be imposed. In addition, in such event, the Portfolio Company would be required to withhold such taxes from the income or gain allocable to the Offshore Fund under Section 1446 of the Code.

3. Eligible Investors generally are exempt from U.S. federal income tax except to the extent that they have UBTI. UBTI is income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the tax-exempt entity's exempt purpose or function. UBTI in excess of $1,000 (U.S.) in any year is taxable and may result in an alternative minimum tax liability. In view of this special problem, a tax-exempt investor should consult its tax advisor before purchasing Units. It will be the responsibility of any tax-exempt investor investing in TEI to keep its own records with respect to UBTI and file its own IRS Form 990-T with respect thereto.

         Various types of income, including dividends, interest, royalties, rents from real property (and incidental personal property) and gains from the sale of property other than inventory and property held primarily for sale to customers are excluded from UBTI so long as such income is not derived from debt-financed property. To the extent that the Offshore Fund holds property that constitutes debt-financed property (e.g., purchases securities on margin or through other means of leverage) or property primarily for sale to customers ("dealer" property), income attributable to such property or activity may constitute UBTI. However, such UBTI should not be attributable to shareholders because the Offshore Fund is classified for U.S. income tax purposes as an association taxable as a corporation and UBTI generally will not pass through or be deemed to pass through a corporation to its U.S. tax-exempt shareholders.

         The Code provides two taxing regimes that have the effect of taxing U.S. persons currently on some or all of their PRO RATA share of the income of a foreign corporation, even though such income has not actually been distributed to them. These regimes involve the taxation of U.S. shareholders of (i) "passive foreign investment companies" ("PFICs") and (ii) "controlled foreign corporations" ("CFCs"). Because all of the shares of the Offshore Fund are held by TEI, which is a U.S. partnership for income tax purposes, the Offshore Fund will be considered a CFC for U.S. income tax purposes.

         A "U.S. shareholder" (as defined below) of a CFC generally must include in income currently its PRO RATA share of, among other things, the CFC's "Subpart F income," whether or not currently distributed to such shareholder. "Subpart F income" includes the various types of passive types of investment income such as dividends, interest, gains from the sale of stock or securities, and gains from futures transactions in commodities. A "U.S. shareholder" is generally defined as any U.S. person (including a U.S. partnership) that owns (or, after the application of certain constructive stock ownership rules, is deemed to own) 10% or more of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. A foreign corporation will be treated as a CFC if more than 50% of the stock of such foreign corporation, determined by reference to either vote or value, is owned (or, after the application of certain constructive stock ownership rules, is deemed to be owned) by "U.S. shareholders." Because TEI, a U.S. partnership, and the Adviser, a U.S. LLC, own 100% of the stock of the Offshore Fund, the Offshore Fund is treated as a CFC.

         "Subpart F income" of a CFC that is currently taxed to a "U.S. shareholder" is not subject to tax again in its hands when actually distributed to such shareholder. Where income is taxable under both the PFIC rules and Subpart F, Subpart F is given precedence, and such income is taxed only once. In addition, a corporation will not be treated with respect to a shareholder as a PFIC during the "qualified portion" of such shareholder's holding period with respect to stock in such corporation. Generally, the term "qualified portion" means the

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         portion  of  the   shareholder's   holding   period  during  which  the
         shareholder is a "U.S. shareholder" (as defined above) and the corporation is a CFC.

         Under current law applicable to U.S. tax-exempt entities, income attributed from a CFC or PFIC to a tax-exempt entity is taxable to a tax-exempt entity only if the income attributed from the CFC or PFIC is made taxable to the tax-exempt entity under the Code and Regulations relating to particular categories of UBTI (for example, if the Offshore Fund were to generate certain insurance income as defined in Section 512(b)(17) of the Code). The Offshore Fund does not expect to generate UBTI of this type.

         TEI has received an opinion of Kirkpatrick & Lockhart Preston Gates Ellis LLP, counsel to TEI, that under the provisions of the Code and the Regulations, as in effect on the date of the opinion, as well as under the relevant authority interpreting the Code and the Regulations, and based upon certain representations of the Board, income of TEI allocable to tax-exempt investors (subject to certain exceptions) should not constitute UBTI. TEI has not sought a ruling from the Service with respect to any of the tax issues affecting TEI, but TEI may decide in the future to seek a ruling with respect to the question of whether or not any income allocable to a tax-exempt investor in TEI would be UBTI.

         The foregoing discussion is intended to apply primarily to exempt organizations that are qualified plans. The UBTI of certain other exempt organizations may be computed in accordance with special rules. Further, certain types of tax-exempt entities under the Code, such as "charitable remainder trusts" that are required to make taxable distributions based upon income received from all sources, may be disadvantaged under the rules relating to CFCs and PFICs in a manner similar to taxable investors. Charitable remainder trusts are generally required, under their trust instruments and for purposes of qualifying under the Code for tax exemption, to make current distributions of all or a significant portion of their income. As an investor in a CFC, such a trust would be deemed to receive income each year from the CFC whether or not the CFC currently distributes such income. Charitable remainder unitrusts are also required to value their assets annually, and valuing TEI's interest in the Offshore Fund will be difficult. For these reasons, TEI would not be an appropriate investment for charitable remainder trusts.

4. There is, at present, no direct taxation in the Cayman Islands and interest, dividends and gains payable to the Offshore Fund will be received free of all Cayman Islands taxes. The Offshore Fund is registered as an "exempted company" pursuant to the Companies Law (as amended). The Offshore Fund has received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of twenty years from the date of formation of the Offshore Fund, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation, or any tax in the nature of estate duty or inheritance tax, will apply to any property comprised in or any income arising under the Offshore Fund, or to the Shareholders thereof, in respect of any such property or income. An annual registration fee will be payable by the Offshore Fund to the Cayman Islands government which will be calculated by reference to the nominal amount of its authorized capital.

UNLESS OTHERWISE INDICATED, REFERENCES IN THE FOLLOWING DISCUSSION OF THE TAX CONSEQUENCES OF FUND INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS, INCLUDE INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS OF THE PORTFOLIO COMPANY AND HEDGE FUNDS, AS WELL AS THE TAX IMPACT OF SUCH INVESTMENTS, ACTIVITIES, INCOME, GAIN AND LOSS ON OFFSHORE FUND AS A RESULT OF IT BEING AN INVESTOR IN THE PORTFOLIO COMPANY AND, THROUGH THE PORTFOLIO COMPANY, AN INDIRECT INVESTOR IN HEDGE FUNDS.

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

As an entity treated as a partnership for tax purposes, TEI is not itself subject to Federal income tax. TEI will file an annual partnership information return with the Service that will report the results of operations. Each Member will be required to report separately on its income tax return its distributive share of TEI's net long-term capital gain or loss, net short-term capital gain or loss and all other items of ordinary income or loss.

Because the Offshore Fund will be treated as a corporation for federal income tax purposes, however, TEI, and therefore Members, will receive taxable income to the extent of dividends paid by the Offshore Fund or earlier in the event that CFC rules (mentioned above) require TEI to include some portion of the Offshore Fund's income in its own income even when no dividends are paid. Generally, neither TEI nor the Offshore Fund will have any power to control the timing of cash distributions by the Hedge Funds. In addition, TEI does not intend to make periodic distributions of its net income or gains, if any, to Members. The amount and timing of any distributions will be determined in the sole discretion of the Board. Accordingly, it is likely that a Member's share of taxable income from TEI could exceed the distributions, if any, the Member receives from TEI. As discussed below, Members will be furnished with a tax information report annually stating each Member's respective share of TEI's tax items. Members which are tax-exempt entities generally will not be subject to income tax on their allocable share of TEI income and gains.

ALLOCATION OF PROFITS AND LOSSES. Under the LLC Agreement, TEI's net capital appreciation or net capital depreciation for each accounting period is allocated among the Members and to their capital accounts without regard to the amount of income or loss actually recognized by TEI for Federal income tax purposes. The LLC Agreement provides that items of income, deduction, gain, loss or credit actually recognized by TEI for each fiscal year generally are to be allocated for income tax purposes among the Members pursuant to Regulations issued under Sections 704(b) and 704(c) of the Code, based upon amounts of TEI's net capital appreciation or net capital depreciation allocated to each Member's capital account for the current and prior fiscal years.

TAX ELECTIONS; RETURNS; TAX AUDITS. The Code provides for optional adjustments to the basis of partnership property upon distributions of partnership property to a partner and transfers of partnership interests (including by reason of death) provided that a partnership election has been made pursuant to Section
754. Under the LLC Agreement, at the request of a Member, the Board, in its sole discretion, may cause TEI to make such an election. Any such election, once made, cannot be revoked without the Service's consent. As a result of the complexity and added expense of the tax accounting required to implement such an election, the Board presently does not intend to make such election.

The Board decides how to report the partnership items on TEI's tax returns, and all Members are required under the Code to treat the items consistently on their own returns, unless they file a statement with the Service disclosing the inconsistency. Given the uncertainty and complexity of the tax laws, it is possible that the Service may not agree with the manner in which TEI's items have been reported. In the event the income tax returns of TEI are audited by the Service, the tax treatment of TEI's income and deductions generally is determined at the limited liability company level in a single proceeding rather than by individual audits of the Members. A Member chosen by the Board, designated as the "Tax Matters Partner," has considerable authority to make decisions affecting the tax treatment and procedural rights of all Members. In addition, the Tax Matters Partner has the authority to bind certain Members to settlement agreements and the right on behalf of all Members to extend the statute of limitations relating to the Members' tax liabilities with respect to Fund items.

TAX CONSEQUENCES TO A WITHDRAWING MEMBER

A Member receiving a cash liquidating distribution from TEI, in connection with a complete withdrawal from TEI, generally will recognize capital gain or loss to the extent of the difference between the proceeds received by such Member and such Member's adjusted tax basis in its Units. Such capital gain or loss will be short-term, long-term, or some combination of both, depending upon the timing of the Member's contributions to TEI. However, a withdrawing Member will recognize ordinary income to the extent such Member's allocable share of TEI's "unrealized receivables" exceeds the Member's basis in such unrealized receivables (as determined pursuant to the Regulations). For these purposes, accrued but untaxed

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

market discount, if any, on securities held by TEI will be treated as an unrealized receivable, with respect to which a withdrawing Member would recognize ordinary income. A Member receiving a cash nonliquidating distribution will recognize income in a similar manner only to the extent that the amount of the distribution exceeds such Member's adjusted tax basis in its Units.

As discussed above, the LLC Agreement provides that the Board may specially allocate items of Fund capital gain (including short-term capital gain) to a withdrawing Member to the extent its capital account would otherwise exceed its adjusted tax basis in its Units. Such a special allocation of gain may result in the withdrawing Member recognizing capital gain, which may include short-term capital gain, in the Member's last taxable year in TEI, thereby reducing the amount of long-term capital gain recognized during the tax year in which it receives its liquidating distribution upon withdrawal.

DISTRIBUTIONS OF PROPERTY. A partner's receipt of a distribution of property from a partnership is generally not taxable. However, under Section 731 of the Code, a distribution consisting of marketable securities generally is treated as a distribution of cash (rather than property) unless the distributing partnership is an "investment partnership" within the meaning of Section 731(c)(3)(c)(i) and the recipient is an "eligible partner" within the meaning of
Section 731(c)(3)(c)(iii). TEI will determine at the appropriate time whether it qualifies as an "investment partnership." Assuming it so qualifies, if a Member is an "eligible partner", which term should include a Member whose contributions to TEI consisted solely of cash, the distribution of securities would not be recharacterized as a distribution of cash.

TAX TREATMENT OF PORTFOLIO INVESTMENTS

IN GENERAL. TEI and the Offshore Fund expect that the Portfolio Company and the Hedge Funds act as traders or investors, and not as dealers, with respect to their securities transactions. Traders and investors are persons who buy and sell securities for their own accounts. A dealer, on the other hand, is a person who purchases securities for resale to customers rather than for investment or speculation.

Generally, the gains and losses realized by a trader or an investor on the sale of securities are capital gains and losses. Thus, subject to the treatment of certain currency exchange gains as ordinary income (see "Currency Fluctuations - `Section 988' Gains or Losses" below) and certain other transactions described below, TEI and the Offshore Fund expect that the gains and losses from the securities transactions of the Portfolio Company and the Hedge Funds typically will be capital gains and capital losses. These capital gains and losses may be long-term or short-term depending, in general, upon the length of time the Portfolio Company or a Hedge Fund, as the case may be, maintains a particular investment position and, in some cases, upon the nature of the transaction. Property held for more than one year generally will be eligible for long-term capital gain or loss treatment. The application of certain rules relating to short sales, to so-called "straddle" and "wash sale" transactions and to Section 1256 Contracts (defined below) may serve to alter the manner in which the holding period for a security is determined or may otherwise affect the characterization as short-term or long-term, and also the timing of the realization, of certain gains or losses. Moreover, the straddle rules and short sale rules may require the capitalization of certain related expenses of the Portfolio Company.

The Portfolio Company may realize ordinary income from dividends and accruals of interest on securities. The Portfolio Company may hold debt obligations with "original issue discount." In such case, the Portfolio Company would be required to include amounts in taxable income on a current basis even though receipt of such amounts may occur in a subsequent year. The Portfolio Company may also acquire debt obligations with "market discount." Upon disposition of such an obligation, the Portfolio Company generally would be required to treat gain realized as interest income to the extent of the market discount, which accrued during the period the debt obligation was held by the Portfolio Company. The Portfolio Company may realize ordinary income or loss with respect to its investments in partnerships engaged in a trade or business. In such event, the Offshore Fund could have U.S. source income effectively connected with a trade or business and incur additional U.S. income tax. Income or loss from transactions involving certain derivative instruments, such as swap transactions, will also generally constitute ordinary income or loss. Moreover,

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

gain recognized from certain "conversion transactions" will be treated as ordinary income.(1)

CURRENCY FLUCTUATIONS - "SECTION 988" GAINS OR LOSSES. To the extent that its investments are made in securities denominated in a foreign currency, gain or loss realized by the Portfolio Company or a Hedge Fund frequently will be affected by the fluctuation in the value of such foreign currencies relative to the value of the dollar. Generally, gains or losses with respect to the investments in common stock of foreign issuers will be taxed as capital gains or losses at the time of the disposition of such stock. However, under Section 988 of the Code, gains and losses on the acquisition and disposition of foreign currency (e.g., the purchase of foreign currency and subsequent use of the currency to acquire stock) will be treated as ordinary income or loss. Moreover, under Section 988, gains or losses on disposition of debt securities denominated in a foreign currency to the extent attributable to fluctuation in the value of the foreign currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Similarly, gains or losses attributable to fluctuations in exchange rates that occur between the time the Portfolio Company accrues interest or other receivables or accrues expenses or other liabilities denominated in a foreign currency and the time the Portfolio Company actually collects such receivables or pays such liabilities may be treated as ordinary income or ordinary loss.

As indicated above, the Portfolio Company or a Hedge Fund may acquire foreign currency forward contracts, enter into foreign currency futures contracts and acquire put and call options on foreign currencies. Generally, foreign currency regulated futures contracts and option contracts that qualify as "Section 1256 Contracts" (see "Section 1256 Contracts" below), will not be subject to ordinary income or loss treatment under Section 988. However, if the Portfolio Company acquires currency futures contracts or option contracts that are not Section 1256 Contracts, or any currency forward contracts, any gain or loss realized by the Portfolio Company with respect to such instruments will be ordinary, unless
(i) the contract is a capital asset in the hands of the Portfolio Company and is not a part of a straddle transaction and (ii) an election is made (by the close of the day the transaction is entered into) to treat the gain or loss attributable to such contract as capital gain or loss.

SECTION 1256 CONTRACTS. In the case of Section 1256 Contracts, the Code generally applies a "mark to market" system of taxing unrealized gains and losses on such contracts and otherwise provides for special rules of taxation. A
Section 1256 Contract includes certain regulated futures contracts, certain foreign currency forward contracts, and certain options contracts. Under these rules, Section 1256 Contracts held by the Portfolio Company at the end of each taxable year of the Portfolio Company are treated for Federal income tax purposes as if they were sold by the Portfolio Company for their fair market value on the last business day of such taxable year. The net gain or loss, if any, resulting from such deemed sales (known as "marking to market"), together with any gain or loss resulting from actual sales of Section 1256 Contracts, must be taken into account by the Portfolio Company in computing its taxable income for such year. If a Section 1256 Contract held by the Portfolio Company at the end of a taxable year is sold in the following year, the amount of any gain or loss realized on such sale will be adjusted to reflect the gain or loss previously taken into account under the "mark to market" rules.

Capital gains and losses from such Section 1256 Contracts generally are characterized as short-term capital gains or losses to the extent of 40% thereof and as long-term capital gains or losses to the extent of 60% thereof. Such gains and losses will be taxed under the general rules described above. Gains and losses from certain foreign currency transactions will be treated as ordinary income and losses. (See "Currency Fluctuations - `Section 988' Gains or

--------------------
(1) Generally, a conversion transaction is one of several enumerated transactions where substantially all of the taxpayer's return is attributable to the time value of the net investment in the transaction. The enumerated transactions are (i) the holding of any property (whether or not actively traded) and entering into a contract to sell such property (or substantially identical property) at a price determined in accordance with such contract, but only if such property was acquired and such contract was entered into on a substantially contemporaneous basis, (ii) certain straddles, (iii) generally any other transaction that is marketed or sold on the basis that it would have the economic characteristics of a loan but the interest-like return would be taxed as capital gain or (iv) any other transaction specified in Regulations.


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

Losses.") If an individual taxpayer incurs a net capital loss for a year, the portion thereof, if any, which consists of a net loss on Section 1256 Contracts may, at the election of the taxpayer, be carried back three years. Losses so carried back may be deducted only against net capital gain to the extent that such gain includes gains on Section 1256 Contracts.

MIXED STRADDLE ELECTION. The Code allows a taxpayer to elect to offset gains and losses from positions which are part of a "mixed straddle." A "mixed straddle" is any straddle in which one or more but not all positions are Section 1256 Contracts. The Portfolio Company (and any Hedge Fund) may be eligible to elect to establish one or more mixed straddle accounts for certain of its mixed straddle trading positions. The mixed straddle account rules require a daily "marking to market" of all open positions in the account and a daily netting of gains and losses from positions in the account. At the end of a taxable year, the annual net gains or losses from the mixed straddle account are recognized for tax purposes. The application of the Regulations' mixed straddle account rules is not entirely clear. Therefore, there is no assurance that a mixed straddle account election by the Portfolio Company will be accepted by the Service.

SHORT SALES. Gain or loss from a short sale of property is generally considered as capital gain or loss to the extent the property used to close the short sale constitutes a capital asset in the Portfolio Company's hands. Except with respect to certain situations where the property used to close a short sale has a long-term holding period on the date the short sale is entered into, gains on short sales generally are short-term capital gains. A loss on a short sale will be treated as a long-term capital loss if, on the date of the short sale, "substantially identical property" has been held by the Portfolio Company for more than one year. In addition, these rules may also terminate the running of the holding period of "substantially identical property" held by the Portfolio Company.

Gain or loss on a short sale will generally not be realized until such time that the short sale is closed. However, if the Portfolio Company holds a short sale position with respect to stock, certain debt obligations or partnership interests that have appreciated in value, and it then acquires property that is the same as or substantially identical to the property sold short, the Portfolio Company generally will recognize gain on the date it acquires such property as if the short sale were closed on such date with such property. Similarly, if the Portfolio Company holds an appreciated financial position with respect to stock, certain debt obligations, or partnership interests and then enters into a short sale with respect to the same or substantially identical property, the Portfolio Company generally will recognize gain as if the appreciated financial position were sold at its fair market value on the date it enters into the short sale. The subsequent holding period for any appreciated financial position that is subject to these constructive sale rules will be determined as if such position were acquired on the date of the constructive sale.

FOREIGN TAXES. It is possible that certain dividends and interest directly or indirectly received by the Portfolio Company from sources within foreign countries will be subject to withholding taxes imposed by such countries. In addition, the Portfolio Company or a Hedge Fund may also be subject to capital gains taxes in some of the foreign countries where they purchase and sell securities. Tax treaties between certain countries and the United States may reduce or eliminate such taxes.

TAX SHELTER REGULATIONS. The Regulations require TEI to complete and file Form 8886 ("Reportable Transaction Disclosure Statement") with its tax return for each taxable year in which TEI participates in a "reportable transaction." Additionally, each Member treated as participating in a reportable transaction of TEI is required to file Form 8886 with its tax return. TEI and any such Member, respectively, may also be required to submit a copy of the completed form with the Service's Office of Tax Shelter Analysis. TEI will notify the Members of any reportable transactions required to be reported on IRS Form 8886, "Reportable Transaction Disclosure Statement" and required to be filed with TEI's Federal income tax return. In addition, TEI will provide Form 8886 and such additional information that is required by each Member, during the same timeframe as the Form K-1, to complete and submit the Member's Form 8886 and to comply with the Regulations. The Regulations also require "material advisors" to maintain investor lists with respect to "potentially abusive tax shelters." The Regulations apply to a broad range of transactions, including transactions that would not ordinarily be viewed as tax shelters, and to indirect participation in a reportable transaction (such as through a partnership). For example, a Member who is an individual will be required to disclose a tax loss resulting from the

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

sale or exchange of his or her Units under Code Section 741 if the loss exceeds $2 million in any single taxable year or $4 million in the taxable year in which the transaction is entered into and the five succeeding taxable years. Those thresholds are $10 and $20 million, respectively, for Members that are C corporations and/or entities classified for federal tax purposes as partnerships all the partners of which are C corporations (looking through any such partners that are themselves so classified) and $50,000 in any single taxable year for individuals and trusts, either directly or through a pass-through entity, such as TEI, from foreign currency transactions. Losses are adjusted for any insurance or other compensation received but determined without taking into account offsetting gains or other income or limitations on deductibility. Prospective investors are urged to consult with their own tax advisors with respect to the Regulations' effect on an investment in TEI.

UNRELATED BUSINESS TAXABLE INCOME

Generally, an exempt organization is exempt from Federal income tax on its passive investment income, such as dividends, interest and capital gains, whether realized by the organization directly or indirectly through a partnership in which it is a partner.(3) This type of income is exempt even if it is realized from securities trading activity that constitutes a trade or business.

This general exemption from tax does not apply to the "UBTI of an exempt organization. Generally, except as noted above with respect to certain categories of exempt trading activity, UBTI includes income or gain derived (either directly or through partnerships) from a trade or business, the conduct of which is substantially unrelated to the exercise or performance of the organization's exempt purpose or function. UBTI also includes "unrelated debt-financed income," which generally consists of (i) income derived by an exempt organization (directly or through a partnership) from income-producing property with respect to which there is "acquisition indebtedness" at any time during the taxable year, and (ii) gains derived by an exempt organization (directly or through a partnership) from the disposition of property with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of such disposition. With respect to its investments, if any, in partnerships engaged in a trade or business, the Portfolio Company's income (or loss) from these investments may constitute UBTI if received by a tax-exempt organization.

The Portfolio Company and the Hedge Funds may incur "acquisition indebtedness" with respect to certain of their transactions, such as the purchase of securities on margin. Based upon a published ruling issued by the Service which generally holds that income and gain with respect to short sales of publicly traded stock does not constitute income from debt financed property for purposes of computing UBTI, the Portfolio Company will treat its short sales of securities, if any, and short sales of securities in which by Hedge Funds might engage, as not involving "acquisition indebtedness" and therefore not resulting in UBTI.(4) To the extent the Portfolio Company recognizes income (i.e., dividends and interest) from securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income which would be treated as UBTI generally will be based on the percentage which the "average acquisition indebtedness" incurred with respect to such securities is of the "average amount of the adjusted basis" of such securities during the taxable year.

To the extent the Portfolio Company recognizes gain from securities with respect to which there is "acquisition indebtedness" at any time during the twelve-month period ending with the date of their disposition, the percentage of such gain which would be treated as UBTI (if received by a tax-exempt organization) will be based on the percentage which the highest amount of such "acquisition indebtedness" is of the "average amount of the adjusted basis" of such securities during the taxable year. In determining the unrelated debt-financed income of the Portfolio Company, an allocable portion of deductions directly

-----------------

(2) With certain exceptions, tax-exempt organizations that are private foundations are subject to a 2% Federal excise tax on their "net investment income." The rate of the excise tax for any taxable year may be reduced to 1% if the private foundation meets certain distribution requirements for the taxable year. A private foundation will be required to make payments of estimated tax with respect to this excise tax.

(3)  Moreover,   income  realized  from  option  writing  and  futures  contract transactions generally would not constitute UBTI.

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

connected with the Portfolio Company's debt-financed property is taken into account. Thus, for instance, a percentage of losses from debt-financed securities (based on the debt/basis percentage calculation described above) would offset gains treated as UBTI.

In general, if UBTI is allocated to an exempt organization such as a qualified retirement plan or a private foundation, the portion the exempt organization's income and gains which is not treated as UBTI will continue to be exempt from tax. Therefore, the possibility of realizing UBTI should not affect the tax-exempt status of such an exempt organization. However, a charitable remainder trust will be subject to an excise tax under Section 664(c) of the Code equal to 100% of any UBTI it receives. Moreover, the charitable contribution deduction for a trust under Section 642(c) of the Code may be limited for any year in which the trust has UBTI.

Notwithstanding the extent to which the Portfolio Company generates income that would be treated as UBTI if received by a tax-exempt organization, such income will not be attributable to tax-exempt owners of Units in TEI, as TEI does not own a direct interest in the Portfolio Company. Rather, the Offshore Fund owns an interest in the Portfolio Company. Although the Offshore Fund might be considered to receive income that would be characterized as UBTI in the hands of a tax-exempt entity, the Offshore Fund is treated as a corporation for U.S. income tax purposes. As described above, a tax-exempt investor in an organization treated as a partnership for federal income tax purposes will be attributed its allocable share of UBTI generated by the partnership's activities. UBTI, on the other hand (except in the case of a captive foreign insurance company, which the Offshore Fund is not), does not pass through to the shareholders of an organization that is treated as a corporation for federal income tax purposes. Accordingly, any income from the activities or investments of the Portfolio Company allocated to the Offshore Fund will not be included in the income of a tax-exempt investor in TEI in calculating its UBTI.

A prospective investor should consult its tax advisor with respect to the tax consequences of receiving UBTI from TEI. See "ERISA Considerations."

CERTAIN ISSUES PERTAINING TO SPECIFIC EXEMPT ORGANIZATIONS

PRIVATE FOUNDATIONS. Private foundations and their managers are subject to excise taxes if they invest "any amount in such a manner as to jeopardize the carrying out of any of the foundation's exempt purposes." This rule requires a foundation manager, in making an investment, to exercise "ordinary business care and prudence" under the facts and circumstances prevailing at the time of making the investment, in providing for the short-term and long-term needs of the foundation to carry out its exempt purposes. The factors which a foundation manager may take into account in assessing an investment include the expected rate of return (both income and capital appreciation), the risks of rising and falling price levels, and the need for diversification within the foundation's portfolio.

In order to avoid the imposition of an excise tax, a private foundation may be required to distribute on an annual basis its "distributable amount," which includes, among other things, the private foundation's "minimum investment return," defined as 5% of the excess of the fair market value of its nonfunctionally related assets (assets not used or held for use in carrying out the foundation's exempt purposes), over certain indebtedness incurred by the foundation in connection with such assets. It appears that a foundation's investment in TEI would most probably be classified as a nonfunctionally related asset. A determination that an interest in TEI is a nonfunctionally related asset could conceivably cause cash flow problems for a prospective Member which is a private foundation. Such an organization could be required to make distributions in an amount determined by reference to unrealized appreciation in the value of its interest in TEI. Of course, this factor would create less of a problem to the extent that the value of the investment in TEI is not significant in relation to the value of other assets held by a foundation.

In some instances, an investment in TEI by a private foundation may be prohibited by the "excess business holdings" provisions of the Code. For example, if a private foundation (either directly or together with a "disqualified person") acquires more than 20% of the capital interest or profits interest of TEI, the private foundation may be considered to have "excess business holdings." If this occurs, such foundation may be required to divest itself of its interest in TEI in order to avoid the imposition of an excise tax. However, the excise tax will not apply if at least 95% of the gross income from

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TEI is "passive"  within the applicable  provisions of the Code and Regulations.
Although there can be no assurance, the Board believes that TEI will meet such 95% gross income test.

A substantial percentage of investments of certain "private operating foundations" may be restricted to assets directly devoted to their tax-exempt purposes. Otherwise, generally, rules similar to those discussed above govern their operations.

QUALIFIED RETIREMENT PLANS. Employee benefit plans subject to the provisions of ERISA, Individual Retirement Accounts and Keogh Plans should consult their counsel as to the implications of such an investment under ERISA. See "ERISA Considerations."

ENDOWMENT FUNDS. Investment managers of endowment funds should consider whether the acquisition of Units is legally permissible. This is not a matter of Federal law, but is determined under state statutes. It should be noted, however, that under the Uniform Management of Institutional Funds Act, which has been adopted, in various forms, by a large number of states, participation in investment partnerships or similar organizations in which funds are commingled and investment determinations are made by persons other than the governing board of the endowment fund is allowed.

STATE AND LOCAL TAXATION

In addition to the Federal income tax consequences described above, prospective investors should consider potential state and local tax consequences of an investment in TEI. State and local tax laws differ in the treatment of limited liability companies such as TEI. A few jurisdictions may impose entity level taxes on a limited liability company if it is found to have sufficient contact with that jurisdiction. Such taxes are frequently based on the income and capital of the entity that is allocated to the jurisdiction. Although there can be no assurance, except as noted below, TEI intends to conduct its activities so that it will not be subject to entity level taxation by any state or local jurisdiction. State and local laws often differ from Federal income tax laws with respect to the treatment of specific items of income, gain, loss, deduction and credit. A Member's distributive share of the taxable income or loss of TEI generally will be required to be included in determining its reportable income for state and local tax purposes in the jurisdiction in which it is a resident. A partnership in which TEI acquires an interest may conduct business in a jurisdiction which will subject a Member's share of the partnership's income from that business to tax. Prospective investors should consult their tax advisors with respect to the availability of a credit for such tax in the jurisdiction in which that Member is a resident.

TEI has been organized under the laws of the State of Delaware and maintains its office and operations in Illinois. Illinois does not currently impose any income tax on partnerships. Also, a non-resident Member's distributive share of TEI income will not be considered Illinois source income for purposes of the Illinois income tax if such non-resident Member is not otherwise engaged in a trade or business in Illinois. Further, based upon the expected composition of TEI's assets and income, TEI does not expect to be subject to the Illinois Personal Property Tax Replacement Income Tax.

Each Member will also generally be required to include his share of partnership income in determining its taxable income in the state and local jurisdiction in which it is a resident and may not be subject to personal property taxes. To the extent that a non-resident Member pays taxes to Illinois or other jurisdictions due to TEI's conduct of business there, it may be entitled to a deduction or credit against taxes owed to its state of residence with respect to the same income.

Since Members may be affected in different ways by state and local law, each prospective Member is advised to consult with its personal tax advisor regarding the state and local taxes payable in connection with an investment in TEI.

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                              ERISA CONSIDERATIONS

Persons who are fiduciaries with respect to an employee benefit plan or other arrangement subject to the Employee Retirement Income Security Act of 1974, as amended (an "ERISA Plan" and "ERISA," respectively), and persons who are fiduciaries with respect to an IRA or Keogh Plan, which is not subject to ERISA but is subject to the prohibited transaction rules of Section 4975 of the Code (together with ERISA Plans, "Benefit Plans") should consider, among other things, the matters described below before determining whether to invest in TEI.

ERISA imposes certain general and specific responsibilities on persons who are fiduciaries with respect to an ERISA Plan, including prudence, diversification, an obligation not to engage in a prohibited transaction and other standards. In determining whether a particular investment is appropriate for an ERISA Plan, Department of Labor ("DOL") regulations provide that a fiduciary of an ERISA Plan must give appropriate consideration to, among other things, the role that the investment plays in the ERISA Plan's portfolio, taking into consideration whether the investment is designed reasonably to further the ERISA Plan's purposes, an examination of the risk and return factors, the Portfolio Company's composition with regard to diversification, the liquidity and current return of the total portfolio relative to the anticipated cash flow needs of the ERISA Plan, the income tax consequences of the investment (see "Tax Aspects - Unrelated Business Taxable Income" and "-- Certain Issues Pertaining to Specific Exempt Organizations") and the projected return of the total portfolio relative to the ERISA Plan's funding objectives. Before investing the assets of an ERISA Plan in TEI, a fiduciary should determine whether such an investment is consistent with its fiduciary responsibilities and the foregoing regulations. For example, a fiduciary should consider whether an investment in TEI may be too illiquid or too speculative for a particular ERISA Plan, and whether the assets of the ERISA Plan would be sufficiently diversified. If a fiduciary with respect to any such ERISA Plan breaches its or his responsibilities with regard to selecting an investment or an investment course of action for such ERISA Plan, the fiduciary itself or himself may be held liable for losses incurred by the ERISA Plan as a result of such breach.

Because TEI is registered as an investment company under the 1940 Act, the underlying assets of TEI should not be considered to be "plan assets" of the ERISA Plans investing in TEI for purposes of ERISA's (or the Code's) fiduciary responsibility and prohibited transaction rules. Thus, the Adviser is not a fiduciary within the meaning of ERISA by reason of its authority with respect to TEI. A Benefit Plan which proposes to invest in TEI will be required to represent that it, and any fiduciaries responsible for such Plan's investments, are aware of and understand TEI's investment objective, policies and strategies, that the decision to invest plan assets in TEI was made with appropriate consideration of relevant investment factors with regard to the Benefit Plan and is consistent with the duties and responsibilities imposed upon fiduciaries with regard to their investment decisions under ERISA and/or the Code.

Certain prospective Benefit Plan Members may currently maintain relationships with the Adviser or its affiliates. Each of such persons may be deemed to be a party in interest to and/or a fiduciary of any Benefit Plan to which it provides investment management, investment advisory or other services. ERISA prohibits (and the Code penalizes) the use of ERISA and Benefit Plan assets for the benefit of a party in interest and also prohibits (or penalizes) an ERISA or Benefit Plan fiduciary from using its position to cause such Plan to make an investment from which it or certain third parties in which such fiduciary has an interest would receive a fee or other consideration. ERISA and Benefit Plan Members should consult with counsel to determine if participation in TEI is a transaction that is prohibited by ERISA or the Code. Fiduciaries of ERISA or Benefit Plan Members will be required to represent that the decision to invest in TEI was made by them as fiduciaries that are independent of such affiliated persons, that such fiduciaries are duly authorized to make such investment decision and that they have not relied on any individualized advice or recommendation of such affiliated persons, as a primary basis for the decision to invest in TEI.

The provisions of ERISA and the Code are subject to extensive and continuing administrative and judicial interpretation and review. The discussion of ERISA and the Code contained in this SAI and the Prospectus is general and may be affected by future publication of regulations and rulings. Potential Benefit Plan Members should consult their legal advisors regarding the consequences

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under ERISA and the Code of the acquisition and ownership of Units.

                                    BROKERAGE

Each Hedge Fund Manager is directly responsible for placing orders for the execution of portfolio transactions for the Hedge Fund that it manages and for the allocation of brokerage. Transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. On the great majority of foreign stock exchanges, commissions are fixed. No stated commission is generally applicable to securities traded in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups.

In selecting brokers and dealers to execute transactions on behalf of a Hedge Fund, it is expected that each Hedge Fund Manager will generally seek to obtain the best price and execution for the transactions, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and the firm's risk in positioning a block of securities. Although it is expected that each Hedge Fund Manager generally will seek reasonably competitive commission rates, a Hedge Fund Manager will not necessarily pay the lowest commission available on each transaction. The Hedge Fund Managers will typically have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities. Brokerage practices adopted by Hedge Fund Managers with respect to Hedge Funds may vary and will be governed by each Hedge Fund's organizational documents.

Consistent with the principle of seeking best price and execution, a Hedge Fund Manager may place orders for a Hedge Fund with brokers that provide the Hedge Fund Manager and its affiliates with supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the
availability  of  securities  or  purchasers  or  sellers  of  securities,   and
furnishing analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. The expenses of the Hedge Fund Managers are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Hedge Fund Managers or their affiliates in providing services to clients other than the Hedge Funds. In addition, not all of the supplemental information is necessarily used by a Hedge Fund Manager in connection with the Hedge Fund it manages. Conversely, the information provided to a Hedge Fund Manager by brokers and dealers through which other clients of the Hedge Fund Manager or its affiliates effect securities transactions may be useful to the Hedge Fund Manager in providing services to the Hedge Fund.

Based on representations in Hedge Fund offering documents, TEI and the Portfolio Company generally believe that Hedge Funds will follow practices similar to those described above. As discussed in the sections of the Prospectus addressing the risks of investing in Hedge Funds, however, TEI and the Portfolio Company have no control over Hedge Fund brokerage arrangements or operations and there is a risk of Hedge Fund misconduct.

In selecting brokers and dealers to execute any options transactions for hedging on behalf of the Portfolio Company, the Adviser will seek to obtain the best price and execution for the transactions, taking into account factors such as price, size, difficulty of execution and operational facilities of a brokerage firm, and the scope and quality of brokerage services provided. Although the Adviser will generally seek reasonably competitive commission rates, the Portfolio Company will not necessarily pay the lowest commission available on each transaction. The Portfolio Company will typically have no obligation to deal with any broker or group of brokers in executing transactions. It is not expected that the Portfolio Company's brokerage in this regard would generate credits with brokers relating to the provision to the Portfolio Company by such brokers of research or other services.

                               VALUATION OF ASSETS

In general, as described in the Prospectus in "Calculation of Net Asset Value," TEI will, in computing its Unit net asset value for each class of Units, value its interest in the Portfolio Company through its investment in the Offshore

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Fund at the net asset value  provided by the  Portfolio  Company to the Offshore
Fund and TEI. The Portfolio Company will, in computing its net asset value, value interests in Hedge Funds at their fair value, which the Portfolio Company's Board has determined will ordinarily be the values of those interests as determined by the Hedge Fund Managers of the Hedge Funds in accordance with policies established by the Hedge Funds. The Offshore Fund will not hold investment securities other than interests in the Portfolio Company. The Board has also established procedures for the valuation of investment securities, if any, held directly by TEI, and the Portfolio Company's Board has established substantially similar procedures for the valuation of investment securities held directly by the Portfolio Company. In general, those procedures are as follows:

Equity securities, puts, calls and futures traded on a U.S. securities or futures exchange or on NASDAQ are valued as follows:

      (1) if last sale information is regularly reported, they are valued at the last reported sale price on the principal exchange on which they are traded or on NASDAQ, as applicable, on that day, or

      (2) if last sale information is not available on a valuation date, they are valued at the last reported sale price preceding the valuation date if it is within the spread of the closing "bid" and "asked" prices on the valuation date or, if not, at the closing "bid" price on the valuation date.

Equity securities traded on a foreign securities exchange generally are valued in one of the following ways:

      (1) at the last sale price available to the pricing service approved by the Board, or

      (2) at the last sale price obtained by TEI, the Portfolio Company, or the Adviser from the report of the principal exchange on which the security is traded at its last trading session on or immediately before the valuation date, or

      (3) at the mean between the "bid" and "asked" prices obtained from the principal exchange on which the security is traded or, on the basis of reasonable inquiry, from two market makers in the security.

The following securities are valued at the mean between the "bid" and "asked" prices determined by a pricing service approved by the Board or obtained by TEI, the Portfolio Company, or Adviser from two active market makers in the security on the basis of reasonable inquiry:

      (1) debt instruments that have a maturity of more than 397 days when issued,

      (2) debt instruments that had a maturity of 397 days or less when issued and have a remaining maturity of more than sixty (60) days,

      (3) non-money market debt instruments that had a maturity of 397 days or less when issued and which have a remaining maturity of sixty (60) days or less, and

      (4) puts, calls and futures that are not traded on an exchange or on NASDAQ.

Money market debt securities that had a maturity of less than 397 days when issued that have a remaining maturity of sixty (60) days or less are valued at cost, adjusted for amortization of premiums and accretion of discounts.

Securities (including restricted securities) not having readily available market quotations are valued at fair value determined under procedures established by the Board. If TEI, the Portfolio Company, or the Adviser is unable to locate two market makers willing to give quotes, a security may be priced at the mean between the "bid" and "asked" prices provided by a single active market maker (which in certain cases may be the "bid" price if no "asked" price is available). The Portfolio Company's interests in Hedge Funds will not have readily available market quotations and will be valued at their "fair value," as

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determined  under  procedures  established by the Portfolio  Company's Board. As described in the Prospectus,  with respect to the Portfolio  Company's interests
in  Hedge  Funds,  the  Portfolio   Company  will  normally  rely  on  valuation
information  provided by Hedge Fund  Managers as being the "fair  value" of such
investments.   The  Portfolio  Company's  Board,  however,  will  consider  such information provided by Hedge Fund Managers, as well as other available information, and may possibly conclude in unusual circumstances that the information provided by a Hedge Fund Manager does not represent the "fair value" of the Portfolio Company's interests in Hedge Funds.

In the case of U.S. government securities, mortgage-backed securities, corporate bonds and foreign government securities, when last sale information is not generally available, TEI or the Adviser may use pricing services approved by the Board. The pricing service may use "matrix" comparisons to the prices for comparable instruments on the basis of quality, yield, and maturity. Other special factors may be involved (such as the tax-exempt status of the interest paid by municipal securities). TEI or the Adviser will monitor the accuracy of the pricing services. That monitoring may include comparing prices used for portfolio valuation to actual sales prices of selected securities.

The closing prices in the London foreign exchange market on a particular business day that are provided by a bank, dealer, or pricing service that TEI or the Adviser has determined to be reliable are used to value foreign currency, including forward foreign currency contracts, and to determine the U.S. dollar value of securities that are denominated or quoted in foreign currency.

        INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND LEGAL COUNSEL

Deloitte & Touche LLP serves as the independent auditors of TEI, the Offshore Fund and the Portfolio Company. Its principal business address is 111 S. Wacker Drive, Chicago, Illinois 60606.

Kirkpatrick & Lockhart Preston Gates Ellis LLP, State Street Financial Center, One Lincoln Street, Boston, Massachusetts 02111, acts as counsel to TEI and the Portfolio Company.

                                    CUSTODIAN

SEI Private Trust Company (the "Custodian") serves as the custodian of TEI's, the Offshore Fund's, and the Portfolio Company's assets, and may maintain custody of assets with domestic and non-U.S. subcustodians (which may be banks, trust companies, securities depositories and clearing agencies) approved by the Board or the Portfolio Company's Board. Assets of the Portfolio Company are not held by the Adviser or commingled with the assets of other accounts except to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of such custodian. The Custodian's principal business address is One Freedom Valley Drive, Oaks, Pennsylvania 19456.

                RECORD OWNERS OF 5% OR MORE OF OUTSTANDING UNITS

                                  CLASS A UNITS

 Bethesda Lutheran Homes and Services Inc.

                                  CLASS I UNITS

 John E. Nelson

 Wade A. Thomas

 Robert G. Kutsenda


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
                            SUMMARY OF LLC AGREEMENT

The following is a summary description of additional items and of select provisions of the LLC Agreement that are not described elsewhere in this SAI or in TEI's Prospectus. The description of such items and provisions is not definitive and reference should be made to the complete text of the LLC Agreement contained in Appendix B to the Prospectus.

LIABILITY OF MEMBERS

Members in TEI are members of a limited liability company as provided under Delaware law. Under Delaware law and the LLC Agreement, a Member will not be liable for the debts, obligations or liabilities of TEI solely by reason of being a Member, except that the Member may be obligated to make capital contributions to TEI pursuant to the LLC Agreement, to repay any funds wrongfully distributed to the Member. A Member may be required to contribute to TEI, whether before or after TEI's dissolution or after the Member ceases to be a Member, such amounts as TEI deems necessary to meet TEI's debts, obligations or liabilities (not to exceed for any Member, the aggregate amount of any distributions, amounts in connection with the repurchase of all or a portion of the Member's Units and any other amounts received by the Member from TEI during or after the fiscal year to which any debt, obligation or liability of TEI is incurred).

DUTY OF CARE

The LLC Agreement provides that neither the Managers nor, if applicable, the Adviser (including certain of its affiliates, among others) shall be liable to TEI or any of the Members for any loss or damage occasioned by any act or omission in the performance of their respective services as such in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of their duties. The LLC Agreement also contains provisions for the indemnification, to the extent permitted by law, of the Managers by TEI, but not by the Members individually, against any liability and expense to which any of them may be liable which arises in connection with the performance of their activities on behalf of TEI. A Manager will not be personally liable to any Member for the repayment of any balance in such Member's capital account or for contributions by such Member to the capital of TEI or by reason of any change in the Federal or state income tax laws applicable to TEI or its Members. The rights of indemnification and exculpation provided under the LLC Agreement do not provide for indemnification of a Manager for any liability, including liability under Federal securities laws which, under certain circumstances, impose liability even on persons that act in good faith, to the extent, but only to the extent, that such indemnification would be in violation of applicable law.

POWER OF ATTORNEY

By purchasing Units and by signing the LLC Agreement (which each Member will do by virtue of signing the Member certification form attached to the Prospectus as Appendix A), each Member will appoint the officers of TEI and each of the
Managers his or her attorney-in-fact for purposes of filing required certificates and documents relating to the formation and continuance of TEI as a limited liability company under Delaware law or signing all instruments effecting authorized changes in TEI or the LLC Agreement and conveyances and other instruments deemed necessary to effect the dissolution or termination of TEI.

The power-of-attorney granted in the LLC Agreement is a special power-of-attorney coupled with an interest in favor of the officers of TEI and each of the Managers and as such is irrevocable and continues in effect until all of such Member's Units have been withdrawn pursuant to a repurchase or redemption of the Units or a transfer to one or more transferees that have been approved by the Board for admission to TEI as substitute Members.

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TERM, DISSOLUTION AND LIQUIDATION

TEI will be dissolved:

  -  upon the affirmative vote to dissolve TEI by the Board; or

  - upon the failure of Members to elect successor Managers at a meeting called by the Adviser when no Manager remains to continue the business of TEI; or

  -  as required by operation of law.

Upon the occurrence of any event of dissolution, the Board or a liquidator acting as such under appointment by the Board is charged with winding up the affairs of TEI and liquidating its assets. Net profits or net loss during the fiscal period including the period of liquidation will be allocated as described in the Prospectus under "Capital Accounts - Allocation of Net Profits and Losses."

Upon the dissolution of TEI, its assets are to be distributed (1) first to satisfy the debts, liabilities and obligations of TEI, other than debts to Members, including actual or anticipated liquidation expenses, (2) next to satisfy debts, liabilities and obligations owing to the Members, (3) next to the Adviser to the extent of any balance in the Adviser's account, and (4) finally to the Members proportionately in accordance with the balances in their respective capital accounts. Assets may be distributed in-kind on a PRO RATA basis if the Board or liquidator determines that such a distribution would be in the interests of the Members in facilitating an orderly liquidation.

VOTING

Each Member has the right to cast a number of votes equal to the number of Units held by such Member at a meeting of Members called by the Board. Members are entitled to vote on any matter on which shareholders of a registered investment company organized as a corporation would normally be entitled to vote, including the election of Managers, approval of TEI's agreement with any investment adviser of TEI, and certain other matters, to the extent that the 1940 Act requires a vote of Members on any such matters. Except for the exercise of their voting privileges, Members in their capacity as such are not entitled to participate in the management or control of TEI's business, and may not act for or bind TEI.

Whenever TEI as an investor in the Portfolio Company through the Offshore Fund is requested to vote on matters pertaining to the Portfolio Company (other than the termination of the Portfolio Company's business, which may be determined by the Managers of the Portfolio Company without investor approval), TEI will hold a meeting of the Members and will vote its interest in the Portfolio Company through the Offshore Fund for or against such matters proportionately to the instructions to vote for or against such matters received from the Members. TEI shall vote Units for which it receives no voting instructions in the same proportion as the Units for which it receives voting instructions.

REPORTS TO MEMBERS

TEI will furnish to Members as soon as practicable after the end of each taxable year such information as is necessary for such Members to complete Federal and state income tax or information returns, along with any other tax information required by law. TEI will send to Members a semi-annual and an audited annual report within sixty (60) days after the close of the period for which it is being made, or as otherwise required by the 1940 Act. Quarterly reports from the Adviser regarding the Portfolio Company's operations during each fiscal quarter also may be sent to Members.

FISCAL YEAR

For accounting purposes, TEI's fiscal year is the 12-month period ending on March 31. The first fiscal year of TEI commenced on the date of the initial closing and ended on March 31, 2004. For tax purposes, TEI adopted the 12-month

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 37
period ending December 31 of each year as its taxable year. However, in certain circumstances TEI may be required to adopt a taxable year ending on another date.

                       FUND ADVERTISING AND SALES MATERIAL

Advertisements and sales literature relating to TEI and reports to Members may include quotations of investment performance. In these materials, TEI's performance will normally be portrayed as the net return to an investor in TEI during each month or quarter of the period for which investment performance is being shown. Cumulative performance and year-to-date performance computed by aggregating quarterly or monthly return data may also be used. Investment returns will be reported on a net basis, after all fees and expenses. Other methods may also be used to portray TEI's investment performance. TEI's investment performance will vary from time to time, and past results are not necessarily representative of future results.

Comparative performance information, as well as any published ratings, rankings and analyses, reports and articles discussing TEI, may also be used to advertise or market TEI, including data and materials prepared by recognized sources of such information. Such information may include comparisons of TEI's investment performance to the performance of recognized market indices, risk measurement criteria, and other information related to the portfolio's performance. Comparisons may also be made to economic and financial trends and data that may be relevant for investors to consider in determining whether to invest in TEI.

                              FINANCIAL STATEMENTS

TEI issues financial statements on an annual basis prepared in accordance with generally accepted accounting principles.

MAN-GLENWOOD LEXINGTON TEI, LLC

Consolidated Financial Statements as of March 31, 2008 for Registrant and Man-Glenwood Lexington TEI, LDC and Report of the Independent Registered Public Accounting Firm incorporated by reference to Registrant's Annual Report filed with the Commission on June 9, 2008.

MAN-GLENWOOD LEXINGTON ASSOCIATES PORTFOLIO, LLC

Financial Statements as of March 31, 2008 and Report of the Independent Registered Public Accounting Firm incorporated by reference to Man-Glenwood Lexington Associates Portfolio's Annual Report filed with the Commission on June 9, 2008.

                                             Man-Glenwood Lexington TEI, LLC SAI
                                                                         Page 38

APPENDIX A:  WAIVERS OF SALES LOAD

A. WAIVERS OF SALES LOAD FOR CERTAIN PURCHASERS OF CLASS A UNITS.

Class A Units purchased by the following investors are not subject to any sales load (and no commissions to brokers or dealers are paid on such purchases):

  -  The Adviser, the Distributor, or their affiliates;

  - Present or former officers, managers, trustees, registered representatives, and employees (and the "immediate family" of any such person, which term encompasses such person's spouse, children, grandchildren, grandparents, parents, parents-in-law, brothers and sisters, sons- and daughters-in-law, a sibling's spouse, a spouse's siblings, aunts, uncles, nieces and nephews; relatives by virtue of a remarriage (step-children, step-parents, etc.)) of TEI, the Portfolio Company, the Distributor, the Adviser, and affiliates of the Distributor or the Adviser, and retirement plans established by them for their employees;

  - Purchasers for whom the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity;

  - Purchasers who use proceeds from an account for which the Distributor or the Adviser or one of their affiliates acts in a fiduciary, advisory, custodial, or similar capacity, to purchase Class A Units of TEI;

  -  Brokers,   dealers,  and  agents  who  have  a  sales  agreement  with  the
     Distributor, and their employees (and the immediate family members of such individuals)

  - Broker-dealers, investment advisors or financial planners that have entered into an agreement with the Distributor and that purchase Class A Units of TEI for (i) their own accounts or (ii) the accounts of eligible clients and that charge a fee to the client for their services;

  - Clients of such investment advisors or financial planners described above who place trades for the clients' own accounts if such accounts are linked to the master account of the investment advisor or financial planner on the books and records of a broker-dealer or agent that has entered into an agreement with the Distributor; and

  - Orders placed on behalf of other investment companies that the Distributor, the Adviser, or an affiliated company distributes.

B.  WAIVERS OF SALES LOAD IN CERTAIN TRANSACTIONS INVOLVING CLASS A UNITS.

Class A Units issued or purchased in the following transactions are not subject to sales loads (and no commissions to brokers or dealers are paid on such purchases):

  - Class A Units issued in plans of reorganization, such as mergers, asset acquisitions and exchange offers, to which TEI is a party.

  - Class A Units purchased by the reinvestment of distributions from TEI.

APPENDIX B:  SUMMARY OF TERMS OF PORTFOLIO COMPANY BORROWING

      The following is a summary of the Portfolio Company's borrowing and the terms of the lending, as referenced in TEI's Prospectus or elsewhere in this SAI. This description summarizes terms and provisions of the Portfolio Company's Note Purchase Agreement (the "Agreement").

      The Portfolio Company entered into the Agreement with, and issued a variable funding note (the "Note") in favor of, JPMorgan Chase Bank, N.A. (the "Bank"), pursuant to which the Portfolio Company obtained a 364 day facility enabling it to draw down funds from the Bank in an aggregate amount of up to the lesser of $55 million, or 40% of the Portfolio Company's net assets. The Portfolio Company may use the funds for investment leverage and/or to meet repurchase requests, bridge financings of investments in Hedge Funds and for cash management purposes. The Portfolio Company pays the Bank a per annum commitment fee on the maximum Note amount, and the drawdowns bear interest at a rate equal to overnight LIBOR plus a negotiated rate, compounded daily.

      The Portfolio Company may draw down the maximum credit available, in amounts of at least $1 million, from time to time during the term of the Agreement, with the outstanding amount and any accrued interest thereon due at maturity of the Note, April 2009. The Portfolio Company may prepay outstanding drawdowns and any interest accrued thereon, at its option from time to time with notice to the Bank, in amounts of not less than $1 million. Upon such a prepayment, the amount of the maximum credit available for a drawdown will be increased by the prepayment. Under certain conditions, the Bank may require prepayment, and payment is mandated if a repurchase or distribution would result in outstanding drawdowns exceeding 40% of the Portfolio Company's net assets as calculated under the Agreement.

      The Portfolio Company's interests in Hedge Funds generally may not be pledged as collateral or otherwise hypothecated by the Portfolio Company. The Portfolio Company's obligations under the Agreement and Note thereunder, however, are collateralized by a security interest in the Portfolio Company's cash account at its custodian, and all investment property and general intangibles of the Portfolio Company, other than Hedge Funds for which a grant of such an interest would be prohibited by, or would violate, the terms under which the Portfolio Company holds its investment, or which would require approval of the Hedge Fund or a party acting on the Hedge Fund's behalf. In the event of an uncured default by the Portfolio Company, the Bank may exercise the rights of a secured party against assets of the Portfolio Company to the extent such assets are pledged as collateral. In the event of an uncured default, such actions by the Bank as a secured party would negatively affect the operations of the Portfolio Company, including preventing the Portfolio Company from conducting a repurchase of its interests, until the Bank was repaid.

      The Agreement also contains prohibitions on the Portfolio incurring additional debt, changing its fundamental investment policies and engaging in certain transactions, including mergers and consolidations. The Agreement contains customary covenant, negative covenant and default provisions.

      In addition, the Agreement contains certain restrictions regarding investment composition of the Portfolio Company's assets. These restrictions, which are set forth below, do not currently affect the Portfolio Company's strategies or management, and are not expected to result in any changes to the Portfolio Company's management. The Agreement requires that:

      (a) The Portfolio Company will, at all times, be invested in at least 35 underlying funds; provided, however, that:

            (i) an investment by the Portfolio Company in any Hedge Fund must represent at least 0.55% of aggregate NAV in order for such Hedge Fund to be counted as an underlying fund; and

            (ii) all Hedge Funds that have the same investment manager and investment strategy shall be counted as only one underlying fund for this purpose;

      (b) The Portfolio Company's investment in any one Hedge Fund may not comprise more than 8% of aggregate NAV;

      (c) The Portfolio Company's six largest Hedge Fund underlying investments collectively may not comprise more than 40% of aggregate NAV;

      (d) The Portfolio Company will invest no more than 15% of aggregate NAV in Hedge Funds that are managed by the same manager or affiliated managers;

      (e) The Portfolio Company will invest no more than 25% of total assets in Hedge Funds that are managed by investment managers with less than eighteen months experience in the investment strategy employed by such funds;

      (f) The Portfolio Company will invest no more than 20% of aggregate NAV in Hedge Funds that are managed by investment managers with less than $50 million in assets under management;

      (g) No investment by the Portfolio Company in a Hedge Fund will constitute more than 15% of the ownership interest in such fund;

      (h) The annualized portfolio volatility, expressed in percentage terms, of the Portfolio Company's Hedge Fund investments, based on the standard deviation of monthly returns of the underlying funds for the previous 12-month period, will be less than or equal to 10%; and

      (i) The Portfolio Company will comply with the following investment strategy maximum allocations:

                ---------------------------------------------------------
                INVESTMENT STRATEGY CLASSIFICATIONS    MAXIMUM PERCENTAGE
                ---------------------------------------------------------
                (1)  Commodity and Macro                     35%
                ---------------------------------------------------------
                (2)  Event Driven                            40%
                ---------------------------------------------------------
                (3)  Equity Hedge                            60%
                ---------------------------------------------------------
                (4)  Distressed and Credit                   30%
                ---------------------------------------------------------
                (5)  Relative Value                          50%
                ---------------------------------------------------------
                (6)  Variable Equity                         40%
                ---------------------------------------------------------

            In addition, the Portfolio Company will, at all times, invest in Hedge Funds employing at least three of the above investment strategy classifications; provided, however, that the Portfolio Company will invest no more than 75% of the total assets in any two of the above investment strategy classifications. The definitions of such classifications are set forth in the Prospectus.

            The Agreement also requires that the Portfolio Company's portfolio of Hedge Fund investments, as calculated under the Agreement, meet certain liquidity requirements. In this regard, Hedge Funds representing at least 40% of the Portfolio Company's aggregate NAV must have liquidity of fewer than 155 days, Hedge Funds representing at least 80% of aggregate NAV must have liquidity of fewer than 370 calendar days, and all the Hedge Funds must have liquidity of less than 740 days; provided that for these purposes, liquidity represents the maximum time required to remove exposure to all or part of the Portfolio Company's investment in an underlying Hedge Fund. Such time interval is equal to the greater of (i) the remaining lock-up period of the applicable underlying Hedge Fund or
      (ii) the notice period of such Hedge Fund plus its permitted redemption or repurchase frequency. A lock-up period is disregarded for these purposes to the extent that an underlying Hedge Fund offers investors the right to redeem prior to the stated lock-up period with a penalty less than or equal to 5% of the investment in the underlying Hedge Fund by such investors.

PART C -- OTHER INFORMATION


ITEM 25.  FINANCIAL STATEMENTS AND EXHIBITS

        (1)  Financial Statements:
                 Included in Part A:
                     Financial Highlights

                 Included in Part B:
                     Independent Auditor's Report*
                     Statement of Assets and Liabilities March 31, 2008* Statement of Operations for the Year Ended March 31, 2008* Statement of Changes in Net Assets*
                     Statement of Cash Flows*
                     Notes to Financial Statements*

                     Man-Glenwood Lexington Associates Portfolio, LLC:
                     Independent Auditors Report**
                     Schedule of Investments**
                     Statement of Assets and Liabilities March 31, 2008** Statement of Operations for the Year Ended March 31, 2008** Statement of Changes in Net Assets**
                     Statement of Cash Flows**
                     Notes to Financial Statements**

                     *Incorporated by reference to the Certified Shareholder
                        Report of Man-Glenwood Lexington TEI, LLC (the "Registrant") filed with the Securities and Exchange Commission (the "Commission") on June 9, 2008.

                     **Incorporated by reference to Man-Glenwood Lexington
                        Associates Portfolio, LLC's Certified Shareholder Report filed on Form N-CSR with the Commission on June 9, 2008.

        (2)  Exhibits:

                     (a) Limited Liability Company Agreement, dated October 22, 2003, is incorporated by reference to the Registrant's initial registration statement on Form N-2 (File Nos. 333-110072, 811-21458) filed with the Commission on October 29, 2003 ("Initial Registration Statement").

                     (b) Amended By-Laws are incorporated by reference to Item 24, Exhibit (2)(b), of the Form N-2 filed by Man-Glenwood Lexington, LLC (File Nos. 333-118854, 811-21173) on
                     November 12, 2004.

                     (c) Not applicable.

                     (d) Not applicable.

                     (e) Not applicable.

                     (f) Not applicable.

                     (g) Not applicable.

                     (h) (i) Form of General Distributor's Agreement is incorporated by reference to Exhibit (h)(i) of Registrant's Amended Registration Statement on Form N-2 filed with the Commission on March 22, 2004 (File No. 333-110072) ("Pre-Effective Amendment No. 1").

                          (ii) Form of Selling Agreement between the
                     Distributor and selected dealers is incorporated by reference to Exhibit (h)(ii) of Pre-Effective Amendment No. 1.

                     (i) Not applicable.

                     (j) (i) Custody Agreement dated April 1, 2004 is incorporated by reference to Exhibit (j)(i) of Pre-Effective Amendment No. 1.

                          (ii) Escrow Agreement dated April 1, 2004 is
                     incorporated by reference to Exhibit (j)(ii) of Pre-Effective Amendment No. 1.

                          (iii) Administration Agreement dated April 1, 2004 is
                     incorporated by reference to Exhibit (j)(iii) of Pre-Effective Amendment No. 1.

                     (k) (i) Articles of Association is incorporated by reference to Exhibit (k)(iv) of Pre-Effective Amendment No. 1.

                          (ii) Form of Services Agreement (Class A) is
                     incorporated by reference to Exhibit (k)(ii) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                          (iii) Form of Services Agreement (Class I) is
                     incorporated by reference to Exhibit (k)(iii) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                          (iv) Form of Class A Investor Servicing Agreement is
                     incorporated by reference to Exhibit (k)(iv) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                          (v) Form of Class I Investor Servicing Agreement is
                     incorporated by reference to Exhibit (k)(v) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                          (vi) Form of Expense Limitation Agreement is
                     incorporated by reference to Exhibit (k)(vi) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                          (vii) Form of Multi-Class Plan pursuant to Rule 18f-3
                     is incorporated by reference to Exhibit (k)(vii) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                          (viii) Form of Distribution Plan pursuant to Rule
                     12b-1 for Class A Units is incorporated by reference to Exhibit (k)(viii) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                          (ix) Form of Distribution Plan pursuant to Rule 12b-1
                     for Class I Units is incorporated by reference to Exhibit
                     (k)(ix) of the Registrant's Post-effective Amendment to Registration Statement filed on June 14, 2006. (File No. 333-110072).

                     (l) Opinion and Consent of Kirkpatrick & Lockhart Nicholson Graham LLP is incorporated by reference to Exhibit (l) of Pre-Effective Amendment No. 1.

                     (m) Appointment of Agent for Service of Process dated May 12, 2004 is incorporated by reference to Exhibit (m) of the Registrant's Post-effective Amendment Adding Exhibits to Registration Statement filed on May 12, 2004. (File No. 333-110072)

                     (n) (i) Opinion and Consent of Kirkpatrick & Lockhart Nicholson Graham LLP on tax matters is incorporated by reference to Exhibit (n)(i) of Pre-Effective Amendment No. 1.

                         (ii) Consent of Independent Registered Public
                     Accounting Firm is filed herewith.

                     (o) Not applicable.

                     (p) Agreement Regarding Provision of Initial Capital dated January 23, 2004 is incorporated by reference to Exhibit
                     (p) of Pre-Effective Amendment No. 1.

                     (q) Not applicable.

                     (r) Code of Ethics is incorporated by reference to Exhibit
                     (r) of Pre-Effective Amendment No.1.

                     (s) Power of Attorney dated June 2, 2008 is filed herewith.

ITEM 26.  MARKETING ARRANGEMENTS

         See Form of General Distributor's Agreement.

ITEM 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Not applicable.
                                      C-3

ITEM 28.  PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

         Man-Glenwood Lexington Associates Portfolio, LLC; Man-Glenwood Lexington, LLC and Man-Glenwood Lexington TEI, LLC may be considered under common control with Registrant at the time of this filing.

ITEM 29.  NUMBER OF HOLDERS OF SECURITIES

         Set forth below is the number of record holders as of June 1, 2008, of each class of securities of the Registrant:

                Title of Class                   Number of Record Holders
     Class A Units  of  Limited  Liability                 942
     Company Interests, par value $0.01
     Class I Units  of  Limited  Liability                 36
     Company Interests, par value $0.01


ITEM 30.  INDEMNIFICATION

         Registrant's limited liability company agreement and the General Distributor's Agreement contain provisions limiting the liability, and providing for indemnification, of the Registrant's Managers and officers under certain circumstances. Glenwood Capital Investments, L.L.C. has provided an indemnity to the Managers who are not "interested persons" of Registrant. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "1933 Act"), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in this Item 30, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the 1933 Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

ITEM 31.  BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

         Reference is made to: (i) the information set forth under the caption "Investment Advisory and Other Services" in the Statement of Additional Information; and (ii) the Form ADV of Glenwood Capital Investments, L.L.C. (the "Adviser") (File No. 801-58047) filed with the Commission, all of which are incorporated herein by reference.

ITEM 32.  LOCATION OF ACCOUNTS AND RECORDS

         All applicable accounts, books and documents required to be maintained by the Registrant by Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the possession and custody of the Registrant's custodian, SEI Private Trust Company, One Freedom Valley Drive, Oaks, Pennsylvania 19456, and transfer agent SEI Investments Global Funds Services, One Freedom Valley Drive, Oaks, Pennsylvania 19456, with the exception of certain corporate documents and portfolio trading documents which are in the possession and custody of the Adviser. Offices of the Adviser are located at 123
N. Wacker Drive, 28th Floor, Chicago, Illinois, 60606 and the Adviser's telephone number is 312-881-6500. Registrant is informed that all applicable accounts, books and documents required to be maintained by registered investment advisers are in the custody and possession of the Adviser.

ITEM 33.  MANAGEMENT SERVICES

         Not applicable.

ITEM 34.  UNDERTAKINGS

         1. Not applicable.

         2. Not applicable.

         3. Not applicable.

         4. The Registrant undertakes:

                  (a) To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

                           (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act;

                           (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                           (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                  (b) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (c) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (d) That, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c),
                  (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; PROVIDED, HOWEVER, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

                  (e) That, for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

                           (1) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act;

                           (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

                           (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

         5. Not applicable.

         6. The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

                                   SIGNATURES

Pursuant to requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 27th day of June 2008.

                                          MAN-GLENWOOD LEXINGTON TEI, LLC

                                          By:  /s/ John B. Rowsell
                                               -------------------
                                               John B. Rowsell
                                               President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                     Title                                Date
---------                     -----                                ----

/s/ John B. Rowsell           Manager and President              June 27, 2008
-------------------           (Principal Executive Officer)
John B. Rowsell

/s/ Alicia Derrah*            Treasurer  (Principle  Financial   June 27, 2008
------------------            and Accounting Officer)
Alicia Derrah

/s/ Marvin Damsma*            Manager                            June 27, 2008
------------------
Marvin Damsma

/s/ Dale M. Hanson*           Manager                            June 27, 2008
-------------------
Dale M. Hanson


*By: /s/ Kirsten Ganschow
-------------------------
Kirsten Ganschow
(as attorney in fact)

                                   SIGNATURES

Man-Glenwood Lexington Associates Portfolio, LLC has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and the State of Illinois, on the 27th day of June, 2008.

                                                   MAN-GLENWOOD LEXINGTON
                                                   ASSOCIATES PORTFOLIO, LLC

                                                   By: /s/ John B. Rowsell
                                                   -----------------------
                                                   John B. Rowsell
                                                   President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                   Title                                Date

/s/ John B. Rowsell         Manager and President,               June 27, 2008
-------------------         (Principal Executive Officer)
John B. Rowsell

/s/ Alicia Derrah*          Treasurer  (Principle  Financial     June 27, 2008
------------------          and Accounting Officer)
Alicia Derrah

/s/ Marvin Damsma*          Manager                              June 27 2008
------------------
Marvin Damsma

/s/ Dale M. Hanson*         Manager                              June 27, 2008
-------------------
Dale M. Hanson


*By:  /s/ Kirsten Ganschow
--------------------------
Kirsten Ganschow
(as attorney in fact)

Exhibit List

(n)(ii)     Consent of Independent Registered Public Accounting Firm
(s)         Power of Attorney